Filed by Alcatel-Lucent S.A.
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.
(Registration Statement File No. 333-206365)

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

OFFER DOCUMENT PREPARED BY

IN RESPONSE TO

PUBLIC EXCHANGE OFFER

RELATING TO THE SHARES AND BONDS CONVERTIBLE INTO NEW SHARES OR

EXCHANGEABLE FOR EXISTING SHARES (OCEANES) OF ALCATEL LUCENT

INITIATED BY

NOKIA CORPORATION

ALCATEL LUCENT RESPONSE OFFER DOCUMENT

(« NOTE EN REPONSE ETABLIE PAR LA SOCIETE ALCATEL LUCENT »)

TERMS OF THE OFFER:

0.5500 NOKIA SHARE TO BE ISSUED FOR 1 ALCATEL LUCENT SHARE

0.6930 NOKIA SHARE TO BE ISSUED FOR 1 ALCATEL LUCENT 2018 OCEANE*

0.7040 NOKIA SHARE TO BE ISSUED FOR 1 ALCATEL LUCENT 2019 OCEANE*

0.7040 NOKIA SHARE TO BE ISSUED FOR 1 ALCATEL LUCENT 2020 OCEANE*

*	The exchange ratio per OCEANE may be adjusted if the opening date of the Offer occurs after November 18, 2015

DURATION OF THE OFFER:

The timetable for the Offer will be set by the French stock market authority (Autorité des marchés financiers)

(the “AMF”) in accordance with the provisions of its general regulation (the “AMF General Regulation”).

Pursuant to article L. 621-8 of the French Monetary and Financial Code and article 231-26 of its general regulations, the Autorité des marchés financiers (the « AMF ») affixed visa no. 15-574 dated November 12, 2015, on this response offer document. This response offer document was prepared by Alcatel Lucent whose signatories are taking responsibility for it.

The visa, as per the provisions of article L. 621-8-1 I of the French Monetary and Financial Code, was received after the AMF has verified that the document is complete and comprehensible and that the information it contains are coherent. This does not entail the advisability of the transaction, nor the certification of the accounting and financial data presented.

IMPORTANT NOTICE

Pursuant to the provisions of Articles 231-19 and 261-1 et seq. of the AMF General Regulation, the report of Associés en Finance, acting as independent expert, is included in this draft response offer document.

This document is an unofficial English-language translation of the response offer document (note en réponse) prepared and filed with the AMF on October 29, 2015, in accordance with the provisions of Article 231-26 of its General Regulation. In the event of any differences between this unofficial English-language translation and the official French document, the official French document shall prevail.

Alcatel Lucent is advised by Zaoui & Co. S.A. (“Zaoui”). This response offer document is available on the Internet websites of Alcatel Lucent (http://www.alcatel-lucent.com) and the AMF (www.amf-france.org), and the French version of this response offer document may be obtained free of charge from:

Alcatel Lucent

148-152, route de la Reine

92100 Boulogne- Billancourt

In accordance with the provisions of Article 231-28 of the AMF General Regulation, information relating in particular to the legal, financial and accounting aspects of Alcatel Lucent, will be made available to the public in the same manner as mentioned above, no later than the day preceding the opening of the Offer.

1.	PRESENTATION OF THE OFFER		1

	1.1	Description of the Offer	1

	1.2	Context and Reasons for the Offer	3

	1.3	Main terms and conditions of the Offer	39

2.	REASONED OPINION OF THE BOARD OF DIRECTORS OF THE COMPANY		54

3.	OPINION OF THE FRENCH GROUP COMMITTEE (“COMITÉ DE GROUPE FRANCE”) OF THE COMPANY		68

4.	FINANCIAL OPINIONS OF ALCATEL LUCENT’S FINANCIAL ADVISOR		68

5.	REPORT OF THE INDEPENDENT EXPERT – FAIRNESS OPINION		69

6.	AGREEMENTS THAT MAY HAVE AN IMPACT ON THE ASSESSMENT OF THE OFFER OR ITS OUTCOME		70

7.	ELEMENTS RELATING TO THE COMPANY THAT MAY HAVE AN IMPACT IN CASE OF A TENDER OFFER		70

	7.1	Company’s share capital structure and ownership	70

	7.2	Restrictions to the exercise of voting rights and share transfers	71

	7.3	Agreements providing for preferential share transfer provisions on 0.5% or more of the share capital or voting rights of Alcatel Lucent (article L. 233-11 of the French commercial code)	72

	7.4	Direct or indirect holdings in the Company’s share capital disclosed pursuant to the crossing of a threshold or a transaction on securities	72

	7.5	List of holders of any securities carrying special control rights and a description of such rights	73

	7.6	Control mechanism provided for in an eventual employee participation scheme, when control rights are not exercised by the latter	73

	7.7	Agreements between shareholders known to the Company and that may entail restrictions on share transfers and the exercise of voting rights	73

	7.8	Rules applicable to the appointment and replacement of the members of the board of directors, as well as to the amendment of articles of association of the Company	73

	7.9	Powers of the Board of Directors relating in particular to the issuance and repurchase of shares	74

	7.10	Agreements entered into by the Company which will be amended or terminated in the event of a change of control of the Company	75

	7.11	Agreements providing for indemnity to the Chief Executive Officer, to the members of the board of Director or to employees if they resign or are dismissed without just or serious ground or if their employment ceases because of the tender offer	77

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1.	PRESENTATION OF THE OFFER

1.1	DESCRIPTION OF THE OFFER

Pursuant to Section III of Book II and more specifically Articles 232-1 et seq. of the AMF General Regulation, Nokia Corporation, a company organized and existing under the laws of Finland, registered in the Finnish Trade Register, under No. 0112038-9, with registered office at Karaportti 3, FI-02610 Espoo, Finland (“Nokia” or the “Offeror”), irrevocably offers to the shareholders and holders of OCEANEs of Alcatel Lucent, public limited company (société anonyme) with a share capital of EUR 142,075,407.751 divided into 2,841,508,155 shares with a nominal value of EUR 0.05 each, having its registered office at 148/152 Route de la Reine, 92100 Boulogne-Billancourt, France, registered in the Nanterre Trade and Companies Register under No. 542 019 096 (“Alcatel Lucent” or the “Company”), to exchange pursuant to the conditions described in the offer document prepared by Nokia which received from the AMF visa no. 15-573 dated November 12, 2015 (“Offer Document”) (the “Offer”):

•	all the shares of the Company listed on Euronext Paris (Compartment A) under code ISIN FR0000130007, mnemonic “ALU” (the “Shares”) at an exchange ratio of 0.5500 Nokia share for 1 Share;

•	all the OCEANEs 2018 (as defined in Section 1.3.3) of the Company listed on Euronext Paris under code ISIN FR0011527225, mnemonic “YALU”, at an exchange ratio of 0.6930 Nokia share for 1 OCEANE 2018;

•	all the OCEANEs 2019 (as defined in Section 1.3.3) of the Company listed on Euronext Paris under code FR0011948306, mnemonic “YALU1”, at an exchange ratio of 0.7040 Nokia share for 1 OCEANE 2019;

•	all the OCEANEs 2020 (as defined in Section 1.3.3) of the Company listed on Euronext Paris under code FR0011948314, mnemonic “YALU2”, at an exchange ratio of 0.7040 Nokia share for 1 OCEANE 2020;

the OCEANEs 2018, OCEANEs 2019 and OCEANEs 2020 shall, henceforth, be referred to as the “OCEANEs” and, together with the Shares, as the “Securities”.

The Offer concerns:

•	all the Shares of the Company:

•	which are already issued (including Shares held in treasury), namely, according to the Offer Document and to the knowledge of the Company[1], 2,841,508,155 Shares; and

•

which may be issued before the closing of the Offer or the Reopened Offer (as this term is defined in Section 1.3.12 of this response offer document), following (i) the conversion of OCEANEs (namely, to the knowledge of the Company[1], a maximum of 801,221,218 Shares) or (ii) the exercise of Alcatel Lucent stock options (namely, to the knowledge of the Company[1], a maximum of 81,040,440 Shares) (the “Stock Options”);

namely, a maximum number of 3,723,769,813 Shares targeted by the Offer, according to the Offer Document;

[1]	As of October 31, 2015.

•	all of the Company’s 2018 OCEANEs, namely, according to the Offer Document, 349,413,670 2018 OCEANEs.

•	all of the Company’s 2019 OCEANEs, namely, according to the Offer Document, 167,500,000 2019 OCEANEs.

•	all of the Company’s 2020 OCEANEs, namely, according to the Offer Document, 114,499,995 2020 OCEANEs.

The performance shares of Alcatel Lucent (the “Performance Shares”) are not targeted by the Offer, unless they have vested prior to the date of closing of the Offer or the Reopened Offer and are made available pursuant to the applicable legal and statutory provisions (disability or death of the beneficiary). The Performance Shares vested and held by beneficiaries who are French tax residents but subject to a holding period may be tendered into the Offer subject to conditions described under Section 1.3.5 of the present response offer document; the remaining holding period being transferred to the Nokia shares received in exchange, in accordance with Article 225-197-1(III) of the French Commercial Code.

The Offer is subject to the following conditions precedent, described in detail in Section 1.3.10 below:

•

tender into the Offer and the U.S. Offer (as defined below) of Shares representing more than 50% of the Company Shares on a fully diluted basis on the date of the publication by the AMF of the results of the Offer taking into account the results of the U.S. Offer; and

•

approval by the extraordinary general meeting of Nokia’s shareholders, convened on October 22, 2015 and scheduled to take place on December 2, 2015, of the resolution related to the authorization of the board of directors to resolve on the issuance of the Nokia shares as consideration for the Securities tendered into the Offer or, as the case may be, into the Reopened Offer.

The Offer is presented by Société Générale which, in accordance with the provisions of Article 231-13 of the AMF General Regulation, guarantees the content and the irrevocable nature of the undertakings given by the Offeror in relation to the Offer.

The Offer will be conducted using the standard procedure in accordance with the provisions of Articles 232-1 et seq. of the AMF General Regulation.

A separate offer is made in the United States, on financial terms and conditions which are identical to those of this Offer, to all holders of American Depositary Shares of Alcatel Lucent listed on the New York Stock Exchange (the “NYSE”) under the symbol “ALU” (the “ADSs”) wherever located, as well as to all U.S. holders of Shares and OCEANEs (the “U.S. Offer” and, together with the Offer, the “Offers”).

Holders of ADSs and U.S. holders of Shares and OCEANEs may not tender their Securities in the Offer. The holders of ADSs, wherever located, and the U.S. holders of Shares and OCEANEs may only tender their Securities in the U.S. Offer.

Holders of ADSs located outside of the United States may participate in the U.S. Offer only to the extent the local laws and regulations applicable to those holders permit them to participate in the U.S. Offer.

1.2	CONTEXT AND REASONS FOR THE OFFER

1.2.1	Context of the Offer

The following summarizes the material events (but only those material events) that led to the signing of the Memorandum of Understanding (as defined below) and the filing of the Offer and does not purport to catalogue every conversation or meeting among representatives of Nokia and Alcatel Lucent.

Alcatel Lucent’s board of directors regularly evaluates Alcatel Lucent’s strategic direction and ongoing business plans. As part of this evaluation, Alcatel Lucent’s board of directors has from time to time considered a variety of strategic alternatives for Alcatel Lucent, including additional partnerships or strategic alliances with other participants in the industry, purchases or sales of businesses or assets, or business combination transactions.

On April 16, 2013, shortly following the appointment of Michel Combes as Chief Executive Officer of Alcatel Lucent, Mr. Combes and members of management discussed development of the Shift Plan, a detailed three-year plan announced in June 2013 designed to reposition Alcatel Lucent as a specialist provider of IP and Cloud Networking and Ultra-Broadband Access, the high-value equipment and services essential to high-performance networks. The Shift Plan was based on their expectations for industry trends in the telecommunications industry, including accelerated changes driven by the adoption of new mobile devices and of new applications and services, greater connectivity to the internet and a dramatic increase in the number of connected devices, and pressure on telecommunications providers to improve their networks in terms of coverage, capacity and quality. Mr. Combes and these members of management considered that the Shift Plan would improve the ability of Alcatel Lucent to compete effectively over the long-term, and in this context that Alcatel Lucent could consider concentrating on key areas or combining some or all of its businesses with those of other companies based on the need for scale in an economically challenging environment.

In the spring and summer of 2013, although the priority of Alcatel Lucent’s management remained the implementation of the Shift Plan, Alcatel Lucent’s management also considered that strategic transactions could assist in repositioning Alcatel Lucent’s business and in improving Alcatel Lucent’s profitability and financial position. Therefore, in parallel to the execution of the Shift Plan and as a way to create optionality, Alcatel Lucent’s management contacted representatives of Nokia, Company A and Company B to discuss possible strategic transactions.

On June 18, 2013, Alcatel Lucent’s board of directors met in Paris, France, where Michel Combes provided the board members with an update regarding recent discussions with the potential partners in the telecommunications industry regarding potential strategic alternatives.

On July 13 and 14, 2013, representatives of Alcatel Lucent, including Michel Combes, met with representatives of Company A to further explore a possible joint venture involving the wireless businesses of Alcatel Lucent and Company A or contribution of the wireless business of Company A to Alcatel Lucent in exchange for an interest in Alcatel Lucent.

On July 19, 2013, Stephen Elop, the then President and Chief Executive Officer of Nokia, and Michel Combes, Chief Executive Officer of Alcatel Lucent, met in Brussels, Belgium, to discuss various strategic options involving Nokia and Alcatel Lucent, including a potential combination of Nokia Solutions and Networks with Alcatel Lucent, or a potential combination of Nokia Solutions and Networks and Alcatel Lucent’s wireless business.

On July 30, 2013, Alcatel Lucent’s board of directors met in Paris, France, and decided that, although the priority of Alcatel Lucent’s management was the implementation of the Shift Plan, a combination with another partner in the telecommunications industry would be an attractive option to give Alcatel Lucent the critical size needed to compete in the telecommunications industry, particularly in the field of mobile networks. Alcatel Lucent’s board of directors noted that no clear strategic alternative had emerged to date, but that contacts with potential partners in the telecommunications industry were ongoing. Alcatel Lucent’s board of directors agreed to continue the ongoing discussions with potential partners.

In August and September 2013, following the initial discussions between the Chief Executive Officers of Nokia and Alcatel Lucent, further meetings and telephone conversations were held involving Timo Ihamuotila, Executive Vice President and Chief Financial Officer, from Nokia and Jesper Ovesen, the then Executive Chairman of Nokia Solutions and Networks, and Philippe Camus, Chairman of Alcatel Lucent’s board of directors, Michel Combes, Chief Executive Officer, and Jean Raby, Chief Financial and Legal Officer, from Alcatel Lucent. These discussions focused on high level issues with respect to a potential combination of Nokia Solutions and Networks and Alcatel Lucent, including various scenarios for the structuring of any such combination.

On October 2, 2013, Risto Siilasmaa, Chairman of the Nokia board of directors and Timo Ihamuotila met with Philippe Camus and Michel Combes in London, England, at the offices of Sullivan & Cromwell LLP (“Sullivan & Cromwell”), external legal advisor to Alcatel Lucent, with Philippe Camus participating via a video conference link from New York to discuss the potential combination of Nokia Solutions and Networks and Alcatel Lucent at a conceptual level. At this meeting, Nokia representatives indicated that timing of any discussions was not optimal from Nokia’s perspective given the then ongoing sale of Nokia’s Devices and Services business to Microsoft.

On October 5, 2013, Alcatel Lucent’s board of directors met by conference call. Philippe Camus provided the board with an update of preliminary discussions with Nokia with respect to the potential combination of Nokia Solutions and Networks and Alcatel Lucent. Mr. Camus also indicated that a potential combination of the businesses of Alcatel Lucent and Nokia had been discussed in general terms, though the material terms of any potential transaction (including any premium for Alcatel Lucent’s shareholders) had not been fully developed. Following further discussion, Alcatel Lucent’s board of directors determined that, although a combination with Nokia could be advantageous to Alcatel Lucent, management should remain focused on implementation of the financial restructuring elements of the Shift Plan. Alcatel Lucent’s board of directors considered that a possible transaction with Nokia could be reassessed at a later time in light of Alcatel Lucent’s financial situation and other potential alternatives available at such time.

Between October 2013 and May 2014, Nokia and Alcatel Lucent engaged in periodic contacts to assess willingness to reengage on discussions of a potential strategic transaction and continued high level discussions on possible transaction terms and structures during this period.

In late 2013, representatives of Alcatel Lucent, including Michel Combes and Philippe Keryer, also held further meetings with senior management of Company A regarding a possible strategic alliance between the two companies. Company A expressed an interest in continuing to explore a possible strategic alliance.

On January 2, 2014, Alcatel Lucent entered into a confidentiality agreement with Company A to further explore a strategic alliance between the two companies. Potential transaction structures for the strategic alliance were discussed, including the contribution of the wireless businesses of Company A and Alcatel Lucent to a joint venture in which Alcatel Lucent would hold a majority interest and Company A would hold a minority interest. Alcatel Lucent and Company A also explored the possibility, concurrently with the joint venture, that Company A would have acquired a minority interest in Alcatel Lucent on terms to be defined.

In January 2014, Alcatel Lucent retained Zaoui as its financial advisor to assist in exploring potential strategic transactions.

On January 30, 2014, representatives of Alcatel Lucent’s financial and legal advisors, Zaoui and Sullivan & Cromwell, met with representatives of Company A’s financial and legal advisors to discuss potential transaction structures.

On February 14, 2014, representatives of Alcatel Lucent, including Jean Raby and Philippe Keryer, met with representatives of Company A to discuss a possible strategic alliance. Zaoui participated in the discussions. During this meeting, representatives of Alcatel Lucent presented an overview of the group and its strategy with a particular focus on the wireless activities. Representatives of Company A made a similar presentation. Alcatel Lucent and Company A representatives discussed the framework for a potential strategic alliance.

In March and April 2014, Alcatel Lucent continued to engage in periodic contacts with Nokia, Company A and Company B regarding possible strategic transactions.

On May 28, 2014, Alcatel Lucent’s board of directors met in Paris, France, and via conference call to discuss possible strategic alternatives. The strategic alternatives considered included a contribution of Alcatel Lucent’s wireless business to Nokia Solutions and Networks in return for a minority interest in the enlarged Nokia Solutions and Networks, a joint venture between the wireless businesses of Alcatel Lucent and Company A and a combination of the businesses of Alcatel Lucent and Company B. Alcatel Lucent’s board of directors also considered narrowing the operational scope of Alcatel Lucent’s wireless business as a base case scenario in order to restore the profitability of Alcatel Lucent’s wireless division.

In the summer of 2014, substantive discussions between Nokia and Alcatel Lucent resumed following a call between Timo Ihamuotila and Jean Raby, where Alcatel Lucent proposed to contribute its wireless business to Nokia Solutions and Networks in return for a minority interest in the enlarged Nokia Solutions and Networks. The scope of the contribution excluded legacy pension liabilities in the United States, which would have remained with Alcatel Lucent. There were no further discussions on a combination of Nokia Solutions and Networks and Alcatel Lucent.

In the summer of 2014, Alcatel Lucent and Company B also continued to discuss the structure and terms of a possible strategic transaction, including reciprocal diligence exercises. In addition, Alcatel Lucent determined not to pursue further discussions with Company A regarding a possible joint venture involving its wireless business as a result of a failure to agree on a transaction scope and structure that could be implemented within a reasonably acceptable timeframe and remaining differences on proposed governance arrangements for the possible joint venture.

In the summer of 2014, Alcatel Lucent also approached several other parties to explore whether these parties had an interest in a strategic transaction. Other than discussions with Nokia, Company A and Company B, discussions regarding possible strategic transactions between Alcatel Lucent and other parties did not advance beyond initial contact.

On July 29, 2014, a Nokia team led by Samih Elhage, Executive Vice President and Chief Financial and Operating Officer of Nokia Networks met with Alcatel Lucent representatives, including Jean Raby, Remi Thomas, Senior Vice President Mergers & Acquisitions of Alcatel Lucent, and Philippe Keryer, Chief Strategy and Innovation Officer of Alcatel Lucent, in Paris, France, to discuss at a high level the potential contribution of Alcatel Lucent’s wireless business to Nokia Solutions and Networks in return for a minority interest in the enlarged Nokia Solutions and Networks.

On July 30, 2014, Alcatel Lucent’s board of directors met in Boulogne-Billancourt, France, and via conference call to discuss developments in Alcatel Lucent’s industry and possible strategic alternatives available to Alcatel Lucent. Zaoui and Sullivan & Cromwell participated in the discussions of strategic alternatives, including a combination of the businesses of Alcatel Lucent and Company B or the creation of a joint venture involving Alcatel Lucent’s wireless business with the wireless businesses of Company A or Nokia. Alcatel Lucent’s board of directors considered the impact, if any, of recent performance of Alcatel Lucent’s mobile access business on such strategic alternatives, on possible value for the holders of Shares of potential strategic alternatives and key criteria to be taken into consideration by Alcatel Lucent’s board of directors in evaluating such alternatives, taking into account the consequences for employees, and customers and the regulatory constraints and risks associated with each strategic alternative. Alcatel Lucent’s board of directors discussed a number of possible issues with the possible combination with Company B, including in respect of intellectual property, receipt of regulatory approvals and impact on other strategic alternatives under consideration by Alcatel Lucent. In respect of a joint venture involving Alcatel Lucent’s wireless business, Alcatel Lucent’s board of directors considered the financial and operational implications of a separation of the wireless business from Alcatel Lucent’s other businesses.

On August 5, 2014, representatives of Alcatel Lucent met with representatives of Company B to conduct diligence on possible obstacles in connection with a strategic transaction, including pension issues, potential restructuring in France, antitrust issues associated with the wireless business and the risk that the transaction would pose to the intellectual property revenues of Company B. Jean Raby subsequently met with the Company B’s head of strategy to discuss these issues and the possible transaction. Company B subsequently stated an interest in acquiring all of Alcatel Lucent, excluding Alcatel Lucent’s wireless business, pension liabilities and Alcatel Lucent Submarine Networks. Alcatel Lucent did not indicate agreement to the proposed scope of the possible transaction. Following this meeting, Alcatel Lucent and Company B continued limited due diligence exercises, including with respect to Alcatel-Lucent Shanghai Bell, Co. Ltd. (“ASB”), Alcatel Lucent’s wireless business and IP Routing business and Company B again proposed a potential acquisition by Company B of Alcatel Lucent, excluding Alcatel Lucent’s wireless business, pension liabilities and Alcatel Lucent Submarine Networks. In response to this proposal, Alcatel Lucent proposed as an alternative that the parties investigate a possible full combination of the businesses of Alcatel Lucent and Company B.

On August 6, 2014, Timo Ihamuotila and Samih Elhage had a telephone conversation with Jean Raby concerning a potential contribution of Alcatel Lucent’s wireless business to Nokia Solutions and Networks in return for a minority interest in the enlarged Nokia Solutions and Networks. The discussion focused on the strategic rationale for such transaction and the potential structuring matters.

Throughout August 2014, there were a series of telephone discussions involving representatives of Nokia, including Timo Ihamuotila and Samih Elhage, and representatives of Alcatel Lucent, including Jean Raby and Philippe Keryer, regarding the potential contribution of Alcatel Lucent’s wireless business to Nokia Solutions and Networks in return for a minority interest in the enlarged Nokia Solutions and Networks, particularly around the scope of the assets to be contributed, the terms of any non-compete and a strategic partnership in IP routing. Nokia and Alcatel Lucent concluded that it was not possible to arrive at satisfactory terms for the potential contribution of Alcatel Lucent’s wireless business to Nokia Solutions and Networks in return for a minority interest in the enlarged Nokia Solutions and Networks, largely as a result of remaining overlap in the businesses and the potential conflicts created by Alcatel Lucent holding a minority interest in the enlarged Nokia Solutions and Networks business. Nokia and Alcatel Lucent agreed they would continue to explore other possible strategic transactions that would not raise similar concerns, including a sale of Alcatel Lucent’s wireless business to Nokia.

On September 4, 2014, Nokia and Alcatel Lucent agreed to actively discuss a possible sale of Alcatel Lucent’s wireless business to Nokia and entered into a non-disclosure agreement.

On September 15, 2014, Alcatel Lucent’s board of directors met in Boulogne-Billancourt, France, and via conference call. During the meeting, representatives of Alcatel Lucent’s management provided an update on the ongoing strategic discussions regarding a potential acquisition of Alcatel Lucent’s wireless business by Nokia and a combination of the businesses of Alcatel Lucent and Company B and in particular the mains issues and possible consequences of each strategic alternative. Alcatel Lucent’s board of directors also discussed the alternatives available to Alcatel Lucent in the event that such discussions would not result in an offer. Zaoui and Sullivan & Cromwell participated in the discussions of strategic alternatives, and discussed their analysis of the risks related to the strategic alternatives under consideration by Alcatel Lucent. Alcatel Lucent’s board of directors requested that management continue to explore strategic alternatives.

On September 15, 2014, Nokia representatives, including Timo Ihamuotila, Maria Varsellona, Executive Vice President and Chief Legal Officer of Nokia, and Samih Elhage met in London, England, with Jean Raby, Remi Thomas and Philippe Keryer, to discuss a potential sale of Alcatel Lucent’s wireless business to Nokia and the mechanics for a potential carve out of Alcatel Lucent’s wireless business from the rest of Alcatel Lucent.

Between September 15, 2014 and September 22, 2014, representatives of Nokia and Alcatel Lucent engaged in several telephonic discussions and exchanged emails with respect to a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussions focused on the carve out of Alcatel Lucent’s wireless business from the rest of Alcatel Lucent and matters related to the treatment of ASB, a joint venture between Alcatel Lucent and China Huaxin Post and Telecommunication Economy Development Center, in connection with a potential transaction between Nokia and Alcatel Lucent.

On September 22, 2014, Nokia representatives, including Samih Elhage, together with representatives of J.P. Morgan Limited (“J.P. Morgan”), financial advisor to Nokia, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), external legal advisor to Nokia, participated in an Alcatel Lucent management presentation in Chicago, Illinois, U.S., with respect to Alcatel Lucent’s wireless business. The presentation was led by Dave Geary, Alcatel Lucent President of Wireless, Steven Sherman, Chief Financial Officer of Wireless, and Remi Thomas, and was also attended by the representatives of Zaoui and Sullivan & Cromwell.

On September 28, 2014, Rajeev Suri, President and Chief Executive Officer of Nokia, called Michel Combes and indicated that, subject to the approval of the Nokia board of directors and other customary conditions, including completion of due diligence, Nokia would be prepared to submit a non-binding offer to purchase Alcatel Lucent’s wireless business for approximately EUR 600 million. Mr. Combes advised Mr. Suri that a purchase price of EUR 600 million would be insufficient for management to recommend the transaction to Alcatel Lucent’s board of directors, but that Alcatel Lucent would continue to negotiate and conduct due diligence exercises with a view to improving the terms of the transaction. Following further negotiations and due diligence, Nokia indicated that it would be prepared to offer up to EUR 1.1 billion for the purchase of Alcatel Lucent’s wireless business, subject to the approval of the Nokia board of directors and other customary conditions, including completion of due diligence.

On October 3, 2014, Alcatel Lucent’s board of directors met in Boulogne-Billancourt, France, and via conference call to discuss developments with respect to the strategic alternatives under consideration by Alcatel Lucent, in particular the possible sale of Alcatel Lucent’s wireless business to Nokia or a combination of the businesses of Alcatel Lucent and Company B. Management presented information regarding the proposed transaction structures, including the proposed scope of each potential transaction, process for implementation (in particular with respect to regulatory risks, and issues relating to intellectual property revenues), feedback from the counterparties and process and timing for further discussions. Alcatel Lucent’s board of directors, at the recommendation of management, approved continued discussions with Nokia with the objective of receiving a satisfactory non-binding indicative offer in a reasonable timeframe.

On October 6, 2014, Nokia representatives, including Timo Ihamuotila and Samih Elhage, together with representatives of J.P. Morgan and Skadden Arps, participated in an Alcatel Lucent management presentation in Paris, France, at the offices of Sullivan & Cromwell focusing on the carve-out of Alcatel Lucent’s wireless business. The presentation was led by Dave Geary and Remi Thomas, and was also attended by Jean Raby and the representatives of Zaoui and Sullivan & Cromwell.

On October 15, 2014, Nokia sent a letter to Alcatel Lucent with a non-binding indicative offer for the acquisition of Alcatel Lucent’s wireless business. The letter offered to acquire Alcatel Lucent’s wireless business (with such scope as identified in the letter and including Alcatel Lucent’s interest in the wireless business of ASB, but excluding Alcatel Lucent’s interest in the non-wireless business of ASB) for EUR 1.15 billion cash payable at closing of the transaction plus EUR 250 million cash payable post-closing, subject to Nokia’s ability to repatriate certain cash funds held by Alcatel Lucent’s wireless business. The letter included several assumptions and numerous conditions, including performance of a due diligence review of Alcatel Lucent’s wireless business to Nokia’s satisfaction, the delivery to Nokia of a comprehensive plan for the carve out of Alcatel Lucent’s wireless business from Alcatel Lucent, completion of the carve out in all material respects before closing of the transaction, negotiation of definitive documentation to implement the transaction and closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent).

Between October 19, 2014 and November 3, 2014, representatives of Nokia, including Timo Ihamuotila and Maria Varsellona, representatives of Alcatel Lucent, including Jean Raby and Remi Thomas, and the representatives of J.P. Morgan, Zaoui, Skadden Arps and Sullivan & Cromwell participated in a series of conference calls, discussing Nokia’s non-binding indicative offer letter and its terms and conditions. The discussions focused on Nokia’s indicative price, the process for carving out Alcatel Lucent’s wireless business from the rest of the company, the scope of and responsibility for regulatory conditions and other closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent). The discussions also focused on the process for carving out the wireless business of ASB from the rest of ASB, which would have required the consent of Alcatel Lucent’s joint venture partner in ASB.

On October 29, 2014, Alcatel Lucent’s board of directors met in Murray Hill, United States, and via conference call and video conference. Representatives of Alcatel Lucent’s management and Zaoui participated in the meeting. Alcatel Lucent’s management presented information on the ongoing strategic discussions regarding a potential sale of Alcatel Lucent’s wireless business to Nokia or a combination of the businesses of Alcatel Lucent and Company B, and in particular the timing and scope of each potential transaction, significant remaining issues in relation to each potential transaction, and proposed steps for resolving such issues. Alcatel Lucent’s board of directors discussed the viability of each of those two potential transactions and their relative advantages and disadvantages, including timing of a potential transaction and the possible value to be created for Alcatel Lucent’s stakeholders in connection with any potential transaction. Alcatel Lucent’s board of directors also considered possible valuation scenarios in respect of its wireless business, the expected process and timeline for a potential acquisition and strategic alternatives available to Alcatel Lucent following a sale of its wireless business. Alcatel Lucent’s board of directors also considered potential alternatives to these two transactions, and concluded that other alternatives were unlikely to be achieved within a reasonable timeframe. Alcatel Lucent’s board of directors confirmed that management could continue its discussions with respect to the potential transactions with Nokia and Company B.

On November 13, 2014, representatives of Sullivan & Cromwell sent to representatives of Skadden Arps the initial draft term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia.

On November 13, 2014, representatives of Nokia, J.P. Morgan and Skadden Arps met with the representatives of Alcatel Lucent, Zaoui and Sullivan & Cromwell in London, England, at the offices of Sullivan & Cromwell to discuss the initial draft term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussion focused on the conditions precedent for the signing of definitive documentation and closing of the transaction (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent) and termination rights that may be available to either party, as well as the process for carving out Alcatel Lucent’s wireless business from the rest of the company and the process for carving out the wireless business of ASB from the rest of ASB.

On November 17, 2014, Rajeev Suri and Timo Ihamuotila met with Michel Combes and Jean Raby in Helsinki, Finland to discuss the material aspects of the draft term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussion focused on the purchase price adjustment mechanism, logistics of carving out the wireless business from Alcatel Lucent, the transaction timeline and transaction termination fees. Alcatel Lucent also proposed that the parties consider discussions on a potential full combination of the businesses of Nokia and Alcatel Lucent, but no substantive discussions on this potential combination occurred at this time.

On November 21, 2014, representatives of J.P. Morgan and Skadden Arps met in London, England, at the offices of Zaoui with the representatives of Zaoui and Sullivan & Cromwell to discuss the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussion focused on the inclusion of a non-compete provision into a potential transaction as well as a standstill provision, regulatory conditions and a potential fiduciary out provision for Alcatel Lucent in connection with a superior proposal.

On November 21, 2014, representatives of Skadden Arps sent to representatives of Sullivan & Cromwell a revised draft of the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia, which reflected significant outstanding differences on key transaction terms, including purchase price, purchase price adjustment mechanism, reorganization steps, closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent), allocation of regulatory risk, termination rights, transaction termination fees, carve-out issues and timing and treatment of ASB.

On November 24, 2014, representatives of Nokia, including Timo Ihamuotila, Maria Varsellona and Samih Elhage, and representatives of J.P. Morgan and Skadden Arps met in Paris, France, at the offices of Skadden Arps with the representatives of Alcatel Lucent, including Jean Raby, Remi Thomas and Philippe Keryer, and the representatives of Zaoui and Sullivan & Cromwell to discuss the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussion focused on the key transaction terms, including purchase price, purchase price adjustment mechanism, reorganization steps, closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent), allocation of regulatory risk, termination rights, transaction termination fees, carve-out issues and timing and treatment of ASB.

On December 3, 2014, Alcatel Lucent’s board of directors met in Boulogne-Billancourt, France, and via conference call, to discuss the status of negotiations with respect to a potential acquisition of Alcatel Lucent’s wireless business by Nokia and a combination of certain of the businesses of Alcatel Lucent and Company B. With respect to a potential acquisition of Alcatel Lucent’s wireless business by Nokia, Alcatel Lucent’s board of directors considered the terms of the transaction that remained subject to negotiation, including calculation of purchase price, closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent) and allocation of risk with respect to required regulatory approvals. With respect to a possible combination with Company B, Alcatel Lucent’s board of directors considered the scope of the transaction and material issues in relation to a potential transaction, including regulatory approvals, intellectual property and pension liabilities. In light of the lack of significant progress in late 2014 to advance negotiations between Alcatel Lucent and Company B on either a possible acquisition of Alcatel Lucent, excluding Alcatel Lucent’s wireless business, pension liabilities and Alcatel-Lucent Submarine Networks, or a possible full combination of the businesses of Alcatel Lucent and Company B, Alcatel Lucent suspended discussions with Company B to focus on a possible transaction with Nokia.

During December 2014, representatives of Nokia and Alcatel Lucent engaged in several telephonic discussions and exchanged emails with respect to the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussions focused on key terms, including purchase price, purchase price adjustment mechanism, closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent), allocation of regulatory risk, termination rights, transaction termination fees, carve-out issues and timing and treatment of ASB.

On January 5, 2015, representatives of Sullivan & Cromwell sent to representatives of Skadden Arps a revised draft of the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia, which reflected continuing discussions on key terms, including purchase price, purchase price adjustment mechanism, closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent), allocation of regulatory risk, termination rights, transaction termination fees, carve-out issues and timing and treatment of ASB.

On January 7, 2015, representatives of Nokia, including Timo Ihamuotila and Maria Varsellona, and representatives of J.P. Morgan and Skadden Arps met in Berlin, Germany with the representatives of Alcatel Lucent, including Jean Raby and Remi Thomas, and the representatives of Zaoui and Sullivan & Cromwell to discuss the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussion focused on the purchase price adjustment, logistics of carving out the wireless business from Alcatel Lucent and the size of the transaction termination fee. Following this discussion, Mr. Ihamuotila and Mr. Raby had a separate discussion in general terms on a potential acquisition of Alcatel Lucent by Nokia.

On January 9, 2015, representatives of Skadden Arps sent to representatives of Sullivan & Cromwell a revised draft of the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia, which reflected continuing discussions on purchase price, purchase price adjustment mechanism, closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent), allocation of regulatory risk, termination rights, transaction termination fees and definition of material adverse effect.

On January 14, 2015, representatives of Alcatel Lucent and their advisors presented carve-out financial information in respect of Alcatel Lucent’s wireless business to representatives of Nokia and their advisors in Munich, Germany.

On January 14, 2015, representatives of Sullivan & Cromwell sent to representatives of Skadden Arps a revised draft of the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia reflecting the continuing discussions on key terms, including purchase price, closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent), allocation of regulatory risk, termination rights, reverse transaction termination fees and definition of material adverse effect.

On January 16, 2015, Risto Siilasmaa met with Philippe Camus, Chairman of Alcatel Lucent’s board of directors, in Paris, France, to discuss the potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussion focused on high level issues associated with the potential acquisition of the wireless business, including the proposed purchase price and transaction timeline. Mr. Siilasmaa and Mr. Camus also discussed the potential acquisition of Alcatel Lucent by Nokia.

On January 19, 2015, representatives of Nokia, including Timo Ihamuotila, Maria Varsellona and Samih Elhage, and representatives of J.P. Morgan and Skadden Arps participated in a conference call with the representatives of Alcatel Lucent, including Jean Raby and Remi Thomas, and the representatives of Zaoui and Sullivan & Cromwell to discuss the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussion focused on the termination provisions for a potential transaction and the closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent).

On January 23, 2015, representatives of Skadden Arps sent to representatives of Sullivan & Cromwell a revised draft of the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia, which reflected significant remaining differences on purchase price, closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent), allocation of regulatory risk, termination rights and size of reverse transaction termination fee.

On January 26, 2015, Timo Ihamuotila called Jean Raby, informing him that Nokia would like to explore the possibility of acquiring Alcatel Lucent. Mr. Raby stated that Alcatel Lucent was prepared to engage in preliminary discussions on this topic. Mr. Ihamuotila stated that Nokia would like to engage in a due diligence review of Alcatel Lucent with a view to a potential acquisition of Alcatel Lucent by Nokia. Mr. Ihamuotila and Mr. Raby agreed that Nokia would perform limited due diligence review of Alcatel Lucent, focusing on Alcatel Lucent’s pension liabilities, intellectual property and regulatory and compliance matters. On January 29, 2015, representatives of Nokia sent to representatives of Alcatel Lucent a due diligence request list for such review. Alcatel Lucent provided reciprocal due diligence requests, and engaged in due diligence and valuation exercises in respect of Nokia.

On January 27, 2015, representatives of Nokia, including Maria Varsellona and Samih Elhage, and representatives of J.P. Morgan and Skadden Arps participated in a conference call with the representatives of Alcatel Lucent, including Jean Raby and Remi Thomas, and the representatives of Zaoui and Sullivan & Cromwell to discuss the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia.

On February 2, 2015, representatives of Nokia and its advisors met in Paris, France, at the offices of Sullivan & Cromwell with the representatives of Alcatel Lucent and its advisors to conduct due diligence review of Alcatel Lucent with respect to a potential acquisition of Alcatel Lucent by Nokia. Due diligence discussions focused on Alcatel Lucent’s pension liabilities, as well as regulatory and compliance matters. Nokia and Alcatel Lucent continued to perform reciprocal due diligence review of each other’s businesses on select topics, including pension liabilities, regulatory and compliance matters, intellectual property, ASB, Nokia’s HERE business, recent acquisitions by Nokia and material litigation, until April 14, 2015.

On February 5, 2015, Risto Siilasmaa and Philippe Camus had a telephone conversation where they generally discussed the status of negotiations between the parties and a potential strategic transaction.

On February 5, 2015, Alcatel Lucent’s board of directors met in Boulogne-Billancourt, France, and via video conference to discuss developments in the negotiation of a strategic transaction with Nokia. Zaoui and Sullivan & Cromwell participated in the meeting. Alcatel Lucent’s board of directors considered the financial and transactional aspects of a potential sale of Alcatel Lucent’s wireless business to Nokia. Zaoui presented a description of the scope of such an acquisition, as well as a valuation analysis, summary of potential value creation, possible execution risks and likely timing of the transaction. Alcatel Lucent’s board of directors also considered the strategic rationale for a sale of Alcatel Lucent to Nokia, the industry, operational and market factors that supported a combination, and the financial aspects of a combination. Zaoui discussed possible benefits of a combination, including possible synergies and the financial position of the combined businesses and presented a summary of the possible valuation of the combined entity and potential value creation for the shareholders as a result of such combination. Alcatel Lucent’s board of directors concluded by considering the key items to be addressed prior to announcement of a potential acquisition of Alcatel Lucent by Nokia, including satisfactory completion of reciprocal due diligence and valuation processes in respect of Nokia, engagement with key stakeholders and finalizing the transaction documentation. Alcatel Lucent’s board of directors authorized management to continue ongoing negotiations with Nokia.

On February 9, 2015, Rajeev Suri met with Michel Combes in London, England, to discuss a potential sale of Alcatel Lucent’s wireless business to Nokia and to conduct a high level discussion of the rationale for a potential acquisition of Alcatel Lucent by Nokia.

Between February 13, 2015 and February 17, 2015, representatives of Nokia and Alcatel Lucent held a series of telephone conversations, discussing the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. At the conclusion of these discussions, a number of material issues set forth in the draft term sheet remained outstanding and unresolved, including closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent), and the timeline and conditions for the planned carve out and related possible price implications. As a result of the negotiations and discussions to date, Nokia and Alcatel Lucent also viewed a potential acquisition of Alcatel Lucent’s wireless business by Nokia as having significant obstacles to execution associated with the process for carving out Alcatel Lucent’s wireless business from the rest of the company, the process for carving out the wireless business of ASB from the rest of ASB and the response of customers and other stakeholders to a carve out transaction, and that a full combination of the businesses of Nokia and Alcatel Lucent could be comparatively advantageous from both a strategic and a value creation standpoint. In particular, certain customers of Alcatel Lucent had proactively expressed concerns about the potential disruption to business that a sale of Alcatel Lucent’s wireless business would entail, given the long period needed to separate the wireless business from the other businesses of Alcatel Lucent. Nokia and Alcatel Lucent also recognized that a combination would be consistent with market preference for large vendors with scale and scope, particularly in 5G. Following February 17, 2015, Nokia and Alcatel Lucent did not resume substantive discussions with respect to a potential acquisition of Alcatel Lucent’s wireless business by Nokia and did not execute any additional documentation with respect to any such transaction.

On March 5, 2015, representatives of Nokia, including Risto Siilasmaa, Rajeev Suri, Timo Ihamuotila and Maria Varsellona met with representatives of Alcatel Lucent, including Philippe Camus, Michel Combes and Jean Raby, in Paris, France, at the offices of Sullivan & Cromwell. At the meeting, Mr. Siilasmaa and Mr. Suri communicated to Mr. Camus and Mr. Combes Nokia’s non-binding offer to acquire Alcatel Lucent for 0.491 Nokia Shares for each Share. In addition, Nokia representatives discussed other terms and conditions and various aspects of a potential transaction. Mr. Camus and Mr. Combes indicated that Alcatel Lucent viewed the offer to be inadequate in light of its view of the relative values of Shares and Nokia Shares.

On March 8, 2015, representatives of Nokia, met in London, England, at the offices of Skadden Arps with representatives of Alcatel Lucent to conduct limited financial due diligence review of Alcatel Lucent to assist Nokia in its valuation of Alcatel Lucent. Alcatel Lucent engaged in reciprocal due diligence and valuations exercises in respect of Nokia.

On March 9, 2015, Rajeev Suri met with Michel Combes in Paris, France, to discuss the transaction timeline and the scope and length and the extent of each company’s due diligence efforts.

On March 10, 2015, Risto Siilasmaa met with Philippe Camus in London, England, for an overall discussion of the potential transaction and significant obstacles to announcing a transaction.

Between March 11, 2015 and March 14, 2015, representatives of Nokia, J.P. Morgan, Skadden Arps, Alcatel Lucent, Zaoui and Sullivan & Cromwell held a series of telephonic discussions concerning key terms of a potential transaction. The discussions focused on the scope and length of due diligence review and transaction timing, as well as standstill and exclusivity proposals. Nokia and Alcatel Lucent were not able to reach any agreement on possible standstill or exclusivity provisions at this time.

On March 13, 2015, Alcatel Lucent’s board of directors met in Boulogne-Billancourt, France, and via conference call and video conference to discuss the key terms of a potential combination of the business of Alcatel Lucent and Nokia, including the ongoing discussions regarding the exchange ratio of a potential exchange offer and the valuation analysis in respect of possible exchange ratios based on the trading price of Shares and Nokia Shares. Alcatel Lucent’s board of directors discussed possible considerations as to the fairness of premiums in the exchange offer and the need for Alcatel Lucent’s board of directors, in the event an acceptable exchange ratio were proposed, to be satisfied as that the Offer would be reasonably likely to be completed. Alcatel Lucent’s board of directors also discussed possible alternatives to a strategic transaction with Nokia, including a sale of Alcatel Lucent’s wireless business, or another possible business combination or a strategic partnership, and determined that no strategic alternatives were feasible at such time. Alcatel Lucent’s board of directors considered the possible reaction of Alcatel Lucent’s significant customers. Alcatel Lucent’s board of directors also considered the prior discussions by Alcatel Lucent with respect to various strategic alternatives, including discussions on possible transactions with Company A and Company B. Alcatel Lucent’s board of directors considered the terms of a possible transaction to be discussed further with Nokia, including the exchange ratio, certainty of completion of the combination, governance of the combined businesses and the future of the Alcatel Lucent organization and employees.

On March 16, 2015, representatives of Nokia, including Timo Ihamuotila and Maria Varsellona, and representatives of J.P. Morgan and Skadden Arps met in London, England, at the offices of Sullivan & Cromwell with the representatives of Alcatel Lucent, including Jean Raby and Remi Thomas, and the representatives of Zaoui and Sullivan & Cromwell, to discuss the non-financial terms of the combination, including the conditions precedent of a potential exchange offer by Nokia to acquire Alcatel Lucent. The discussion focused on the timing of the Nokia extraordinary general meeting of shareholders contemplated to authorize the transaction and the level of the minimum tender condition.

On March 17, 2015, Risto Siilasmaa, Timo Ihamuotila and Maria Varsellona met with Philippe Camus, Michel Combes and Jean Raby in London, England, at the offices of Skadden Arps to discuss the proposed exchange ratio, offer structure and key offer terms, including offer conditions. Representatives of Nokia presented a revised proposal with an exchange ratio range of 0.514 to 0.538 Nokia Shares per Share, as compared to the offer of 0.491 Nokia Shares per Share made on March 5, 2015. Mr. Camus responded that Alcatel Lucent viewed the offer to be inadequate in light of its view of the relative values of Shares and Nokia Shares. Representatives of Nokia informed representatives of Alcatel Lucent that the Nokia board of directors was not yet prepared to revise the exchange ratio and that the board of directors was meeting on March 25, 2015 to further discuss a potential transaction with Alcatel Lucent.

On March 22, 2015, Risto Siilasmaa and Philippe Camus had a telephone conversation where they discussed the proposed exchange ratio, handling of Alcatel Lucent’s submarine business and Nokia’s governance structure after the potential acquisition.

On March 25, 2015, Risto Siilasmaa and Philippe Camus had a telephone conversation where they discussed the proposed exchange ratio and status of Nokia’s approach to the transaction.

On March 27, 2015, representatives of Nokia, including Risto Siilasmaa, Rajeev Suri, Timo Ihamuotila and Maria Varsellona met with representatives of Alcatel Lucent, including Philippe Camus, Michel Combes and Jean Raby in London, England, at the offices of Sullivan & Cromwell. Mr. Siilasmaa and Mr. Suri began the meeting by confirming Nokia’s offer to acquire Alcatel Lucent for 0.538 Nokia Shares for each Share. Following negotiations between the parties, the representatives of Nokia and Alcatel Lucent agreed on the exchange ratio of 0.5500 Nokia Shares for each Share, subject to the approval of Alcatel Lucent’s board of directors.

On March 29, 2015, Alcatel Lucent’s board of directors met by conference call. A presentation prepared by Zaoui regarding the financial aspects of the transaction was provided ahead of the meeting. Alcatel Lucent’s management discussed the financial terms of the offer, including an overview of recent performance of Shares and Nokia Shares and other valuation considerations, the anticipated synergies, the proposed operations and governance structure of the combined company following completion of the Offer and management’s support for the proposed Offer. Alcatel Lucent’s board of directors then discussed the process for the proposed transaction, fairness considerations in respect of the proposed exchange ratio, the possibility to renegotiate the exchange ratio and the availability of potential alternatives to the proposed transaction. Alcatel Lucent’s board of directors expressed its full support for the Chairman and management team and authorized them to continue discussions with Nokia.

On March 29, 2015, Philippe Camus telephoned Risto Siilasmaa to inform him of the support of Alcatel Lucent’s board of directors for the proposed exchange ratio, subject to agreement on other terms of the proposed transaction.

On March 30, 2015, representatives of Skadden Arps sent the initial draft of the Memorandum of Understanding to the representatives of Sullivan & Cromwell.

On April 1, 2015, Risto Siilasmaa had a telephone conversation with Philippe Camus where they discussed the proposed exchange ratio and communications with the French government.

On April 2, 2015, representatives of Nokia, including Timo Ihamuotila and Maria Varsellona, and representatives of J.P. Morgan and Skadden Arps met in Paris, France, at the offices of Sullivan & Cromwell with representatives of Alcatel Lucent, including Jean Raby, and the representatives of Zaoui and Sullivan & Cromwell to discuss the key terms of the Memorandum of Understanding, including responsibility for the regulatory approvals in connection with the Offer and Offer conditions.

On April 5, 2015, representatives of Sullivan & Cromwell sent a revised draft of the Memorandum of Understanding to the representatives of Skadden Arps, which reflected continuing discussions on key terms, including scope of representations, warranties and covenants, closing conditions, allocation of regulatory risk, termination rights, transaction termination fees and board and shareholder recommendation processes.

On April 6, 2015, representatives of Nokia, including Timo Ihamuotila and Maria Varsellona, J.P. Morgan and Skadden Arps held a conference call with representatives of Alcatel Lucent, including Jean Raby, Zaoui and Sullivan & Cromwell to discuss the key terms of the Memorandum of Understanding, including transaction conditions and termination fees.

On April 8, 2015, representatives of Skadden Arps sent a revised draft of the Memorandum of Understanding to the representatives of Sullivan & Cromwell, which reflected continuing discussions on key terms, including scope of representations, warranties and covenants, closing conditions, allocation of regulatory risk, termination rights, transaction termination fees and board and shareholder recommendation processes.

On April 10, 2015 and April 11, 2015, the full management teams of Nokia, including Rajeev Suri, Timo Ihamuotila and Maria Varsellona, and Alcatel Lucent, including Michel Combes, Jean Raby and Remi Thomas, held reciprocal all-day management presentations and due diligence sessions in London, England, at the offices of Skadden Arps. These reciprocal due diligence sessions covered, among other things, financial, human resources, legal, pensions, compliance, tax and business line specific diligence matters. Representatives of J.P. Morgan, Zaoui, Skadden Arps and Sullivan & Cromwell also participated in these sessions.

On April 11, 2015, representatives of Sullivan & Cromwell sent a revised draft of the Memorandum of Understanding to the representatives of Skadden Arps, which reflected continuing discussions on key terms, including closing conditions, allocation of regulatory risk, termination rights, transaction termination fees and board and shareholder recommendation processes.

On April 12, 2015, representatives of Nokia, including Rajeev Suri, Timo Ihamuotila and Maria Varsellona, and representatives of J.P. Morgan and Skadden Arps met with the representatives of Alcatel Lucent, including Michel Combes, Jean Raby and Remi Thomas, and the representatives of Zaoui and Sullivan & Cromwell, in London, England, at the offices of Skadden Arps to discuss the Memorandum of Understanding. The parties agreed on the scope and timing of the remaining transaction conditions at this meeting.

On April 13, 2015, Michel Combes contacted the Ministry of Economy, Industry and Digital Technology of the French Republic to update them on strategic developments with respect to Alcatel Lucent, following previous periodic discussions on strategic options under consideration, and to inform them of the likely announcement of a potential transaction between Nokia and Alcatel Lucent in the near term.

On April 13, 2015, representatives of Skadden Arps sent a revised draft of the Memorandum of Understanding to the representatives of Sullivan & Cromwell, which reflected continuing discussions on key terms, including the minimum tender condition, allocation of regulatory risk, termination rights and transaction termination fees.

On April 13, 2015, Alcatel Lucent was advised that the Nokia board of directors held an in-person meeting in London, England, where the board of directors was updated on the developments in negotiations with Alcatel Lucent and the transaction timeline.

On April 13, 2015, Alcatel Lucent’s board of directors met in Paris, France, at the offices of Sullivan & Cromwell and by video conference. The meeting was also attended by members of Alcatel Lucent’s senior management and representatives from Zaoui and Sullivan & Cromwell. Alcatel Lucent’s board of directors evaluated the terms of the proposed transaction, including the exchange ratio and terms of the draft Memorandum of Understanding. Members of Alcatel Lucent’s senior management updated Alcatel Lucent’s board of directors on developments with respect to the proposed acquisition of Alcatel Lucent by Nokia since the previous meeting of the board, including the conclusions of the reciprocal due diligence and valuation exercises carried out by Alcatel Lucent in respect of Nokia. Zaoui and Sullivan & Cromwell reviewed the financial and legal terms of the Memorandum of Understanding, based on an advanced draft of the Memorandum of Understanding. Zaoui explained the financial terms of the Offer and the potential impact on the holders of Shares and OCEANEs, including the premium implied by the exchange ratio and considerations regarding valuation of Alcatel Lucent and Nokia. Sullivan & Cromwell also discussed the fiduciary duties of Alcatel Lucent’s board of directors in considering the Memorandum of Understanding and the timetable of the proposed transaction.

On April 13, 2015, rumors of a possible offer or transaction by Nokia to acquire Alcatel Lucent’s wireless business were publicly reported, following rumors of the potential sale of HERE by Nokia on April 10, 2015.

On April 14, 2015, in response to the rumors, Nokia and Alcatel Lucent issued a joint public announcement prior to the open of markets in Europe confirming that they were in advanced discussions with respect to a potential full combination, which would take the form of a public exchange offer by Nokia for Alcatel Lucent.

On April 14, 2015, representatives of Nokia, including Timo Ihamuotila and Maria Varsellona, and representatives of J.P. Morgan and Skadden Arps met with representatives of Alcatel Lucent, including Jean Raby and Remi Thomas, and the representatives of Zaoui and Sullivan & Cromwell, in Paris, France, at the offices of Skadden Arps to finalize the remaining terms of the Memorandum of Understanding, including agreement on the size of the termination fees.

On April 14, 2015, Alcatel Lucent was advised that the Nokia board of directors held a conference call meeting, where it resolved to approve the proposed acquisition of Alcatel Lucent and the execution of the Memorandum of Understanding.

On April 14, 2015, Alcatel Lucent’s board of directors held a conference call meeting, which was also attended by representatives of Alcatel Lucent’s senior management, Zaoui and Sullivan & Cromwell. Management provided an update on discussions with Nokia since the previous board meeting, while Zaoui and Sullivan & Cromwell reviewed the final financial and legal terms of the Memorandum of Understanding. Zaoui delivered to Alcatel Lucent’s board of directors its oral opinion, which was confirmed by delivery of a written opinion dated April 14, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the exchange ratio proposed to be paid to the holders (other than Nokia and its affiliates) of Shares, including ADSs, pursuant to the Offer was fair from a financial point of view to such holders. This opinion delivered by Zaoui is attached as Annex A of the present response offer document. Following additional discussion and consideration of the Memorandum of Understanding and the terms and conditions of the Offer, the Board unanimously approved the terms of the Memorandum of Understanding and the draft press release announcing the transaction.

On April 15, 2015, Nokia and Alcatel Lucent executed the Memorandum of Understanding.

On April 15, 2015, prior to the open of markets in Europe, Nokia and Alcatel Lucent jointly announced the execution of the Memorandum of Understanding and the proposed acquisition of Alcatel Lucent by Nokia by way of an exchange offer by Nokia for all outstanding equity securities of Alcatel Lucent.

After the announcement of the execution of the Memorandum of Understanding, Alcatel Lucent promptly began the information process of its French Group Committee (Comité de Groupe France) in order to obtain its opinion on the proposed public exchange offer. Between April 15, 2015 and June 1, 2015, Alcatel Lucent, with Nokia’s participation, held a series of meetings with the French Group Committee and responded to its information and other requests. The consultations were conducted in accordance with article L. 2323-23 of the French Labor Code and practice. On June 1, 2015, Alcatel Lucent’s French Group Committee delivered its opinion, indicating that it does not oppose the proposed acquisition of Alcatel Lucent by Nokia.

On June 4, 2015, further to the French Group Committee consultation process, Alcatel Lucent’s board of directors expressed its full support for the proposed combination with Nokia. The opinion of the French Group Committee will be included as part of Alcatel Lucent’s draft response offer document to be filed with the AMF in response to the French offer filed by Nokia with the AMF further to the obtaining the material regulatory approvals.

In addition, following the execution of the Memorandum of Understanding, Nokia and Alcatel Lucent promptly began the filings and regulatory review processes in all relevant jurisdictions necessary for the consummation and implementation of the Offer and the combination of the businesses of Nokia and Alcatel Lucent. As of the date of the present response offer document, all material regulatory approvals for the Offer have been received.

On October 22, 2015, the board of directors of Nokia approved the submission of the Offer with the AMF.

On October 28, 2015, Alcatel Lucent’s board of directors met in New York City, United States. The meeting was also attended by representatives of Alcatel Lucent’s senior management, Zaoui and Sullivan & Cromwell. Management provided an update on discussions with Nokia since the previous board meeting, while Zaoui and Sullivan & Cromwell reviewed the final financial and legal terms of the Memorandum of Understanding. Zaoui delivered to Alcatel Lucent’s board of directors its updated oral opinion, which was confirmed by delivery of an updated written opinion dated October 28, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the exchange ratio proposed to be paid to the holders (other than Nokia and its affiliates) of the Shares, including ADSs, pursuant to the Offer was fair from a financial point of view to such holders, as further described under the Section 4 below. The updated opinion delivered by Zaoui is attached as Annex A to the present response offer document. The report on the financial terms of the Offer of Associés en Finance (the “Independent Expert”), which was appointed as independent expert in accordance with Article 261-1 et seq. of the AMF General Regulation, was delivered to Alcatel Lucent’s board of directors on October 28, 2015 (the “Independent Expert Report”). Following additional discussion and consideration of the terms and conditions of the Offer, Alcatel Lucent’s board of directors, taking into account the factors described in Section 2 “Reasoned Opinion of the Board of Directors of the Company” below, and at the unanimity of its participating directors, determined that the Offer is in the best interest of Alcatel Lucent, its employees and its stakeholders (including the holders of Shares and holders of other Securities), recommended that all holders of Shares and holders of ADSs tender their Shares and/or their ADSs pursuant to the Offer (or, as the case may be, the U.S. Offer) and recommended that all holders of OCEANEs tender their OCEANEs pursuant to the Offer (or, as the case may be, the U.S. Offer).

The reasoned opinion (avis motivé) of the board of directors of Alcatel Lucent, the Independent Expert Report as well as the opinion of the Group Committee and the report of the certified public accountant appointed by the Group Committee are respectively included in Sections 2 and 5 and in Annex B and Annex C of this response offer document.

1.2.2	Memorandum of Understanding

On April 15, 2015, Nokia and Alcatel Lucent entered into an English language agreement, as amended on October 28, 2015 (the “Memorandum of Understanding”) published within the context of the U.S. Offer, attached as Annex A to the Registration Statement on Form F-4 filed with the U.S. securities regulator (Securities and Exchange Commission) and published on the website of this authority (www.sec.gov), pursuant to which:

•

Nokia agreed to file a public exchange offer in France and a separate offer in the United States, with the view of acquiring all the Shares (including the Shares represented by ADSs) and OCEANEs issued by Alcatel Lucent. In particular, the Memorandum of Understanding sets out the main features of the Offer (Securities targeted by the Offer, terms of the Offer and adjustments, opening conditions of the Offer, conditions precedent to the filing of the Offer, Minimum Tender Condition (as defined in section 1.3.10.2 “Minimum Tender Condition” below) and the option of a squeeze-out);

•

Alcatel Lucent agreed to convene a meeting of its board of directors after the issuance by the Group Committee of its opinion regarding the Offer to decide to proceed or not with the contemplated transaction and, if they decide to proceed, to issue, within 3 trading days following the opinion of the Group Committee, a public statement expressing their full support of the Offer (such statement was issued on June 4, 2015);

•

Alcatel Lucent agreed to convene its board of directors as soon as the Independent Expert has submitted its report and no later than 3 trading days thereafter, in order to issue a reasoned opinion (avis motivé) regarding the Offer in accordance with the applicable regulations;

•

Alcatel Lucent agreed to accelerate the exercise period of the Stock Options granted before the execution date of the Memorandum of Understanding (namely, April 15, 2015), under certain conditions (see Section 1.3.4 of this response offer document);

•

Alcatel Lucent agreed to offer to the beneficiaries of Performance Shares granted before the execution date of the conclusion of the Memorandum of Understanding (namely, April 15, 2015) the option of waiving their rights to receive Company Shares in exchange for a compensation payable in Company Shares, under certain conditions (see Section 1.3.5 of this response offer document);

•

Alcatel Lucent agreed to replace the Stock Options plan contemplated in respect of 2014 and which finally was not granted, by a grant of one Share for every two Stock Options, under certain conditions (see section 1.3.6 of this response offer document);

•	Alcatel Lucent agreed to implement a new Performance Shares plan in respect of 2015 which would be granted under certain conditions (see section 1.3.5 of this response offer document);

•

Nokia agreed, in case of success of the Offer, to set up a liquidity mechanism under the conditions set out in Section 1.3.9 of this response offer document, under certain conditions, in case of lack of liquidity of Company Shares;

•

Nokia and Alcatel Lucent made customary and generally reciprocal representations and warranties to the other party with respect to: organization, good standing and qualification, capitalization, corporate authority, non-contravention, required consents, reports, financial statements, internal control and disclosure control, and absence of certain changes and litigation. Alcatel Lucent also made customary representations and warranties to Nokia with respect to certain matters relating to intellectual property and legal compliance;

•

Nokia and Alcatel Lucent agreed to cooperate in order to obtain all necessary regulatory and administrative authorizations for the filing of the Offer. They also agreed to use their reasonable best efforts to take all actions and to do all things necessary or advisable under applicable law to consummate the Offer (Nokia received all regulatory and administrative authorizations required for the launching of the Offer pursuant to the provisions of the Memorandum of Understanding – see section 1.2.3 of this response offer document);

•

Nokia and Alcatel Lucent agreed, subject to customary conditions and consents, to conduct the business of their respective groups in the ordinary course consistent with past practice, until the date of settlement and delivery of the Securities following the announcement by the AMF of the results of the Offer;

During the same time period, each of Nokia and Alcatel Lucent has agreed (subject to certain exceptions) not to (i) make any material amendment to its organizational documents; (ii) split, combine or reclassify its outstanding shares; (iii) declare, set aside or pay any type of dividend, whether payable in cash, share or property, in respect of any of its shares or its subsidiaries’ shares (other than as described below); and (iv) launch any repurchase program with respect to its shares not publicly announced as of the date of the Memorandum of Understanding.

During the same time period, each of Nokia and Alcatel Lucent has agreed (subject to certain exceptions) not to and to cause its subsidiaries not to:

•

(i) issue, sell, or dispose of any of its shares or its subsidiaries’ shares, or (ii) pledge or create a lien, in each of cases (i) and (ii) with respect to (A) any of its shares or of its subsidiaries’ shares, (B) any securities convertible into or exchangeable or exercisable for its shares or any of its subsidiaries’ shares, (C) any options, warrants, calls, commitments or rights of any kind to acquire, its shares or any of its subsidiaries’ shares, or (D) any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its shareholders or its subsidiaries’ shareholders on any matter;

•	incur any long-term indebtedness for borrowed money (including any guarantee of such indebtedness);

•

in one or several transactions, transfer, exchange, swap or otherwise create a material lien on or dispose (whether by way of merger, consolidation, sale of shares or assets, or otherwise) of any material portion of its consolidated assets, including shares of its subsidiaries; and

•	in one or several transactions, acquire (whether by merger, consolidation, purchase or otherwise) any person or assets.

In addition, during the same time period Alcatel Lucent has agreed, subject to certain exceptions, not to and to cause its subsidiaries not to:

•

(i) settle or agree to a compromise in respect of certain material claims or litigation, or (ii) (A) modify, amend or terminate certain material contracts, or (B) waive, release or assign any material rights or claims under any of such contracts;

•	enter into certain “non-compete” or similar contracts;

•	abandon, fail to maintain or assign any material intellectual property; and

•

enter into certain material arrangements that in certain circumstances would purport to have a binding effect on Nokia or any of its direct or indirect subsidiaries (other than Alcatel Lucent and its subsidiaries) or any of their respective patents;

•

Alcatel Lucent agreed, until the date of settlement and delivery of the Securities following the announcement by the AMF of the results of the Offer or, as the case may be, of the Reopened Offer, to refrain from distributing dividends (excluding dividends which may be anticipated pursuant to the disposition of Alcatel Lucent Submarine Networks (“ASN”)). On October 6, 2015, Alcatel Lucent announced that it will continue to operate ASN as a wholly owned subsidiary;

•

Nokia agreed, until the date of settlement and delivery of the Securities following the publication by the AMF of the results of the Offer or, as the case may be, of the Reopened Offer, to refrain from distributing dividends (excluding (i) distributions which may be anticipated for 2015 in the ordinary course of business and consistent with past practices and which are limited to an aggregate amount of EUR 0,14 per Nokia share, (ii) any other cash dividends payable by Nokia in the ordinary course of business consistent with past practices, or (iii) distribution of special dividends in cash in an amount not exceeding in the aggregate EUR 1,000,000,000);

•

Alcatel Lucent agreed not to, in any manner whatsoever (i) initiate, solicit, induce or take any action with a view to facilitate or encourage, any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an Alternate Proposal (as defined below), (ii) engage or otherwise participate in any discussions or negotiations (including by way of furnishing non-public information or granting access to any of the properties or assets of the Company or its subsidiaries) with any person relating to any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an Alternate Proposal, (iii) accept, approve, endorse or recommend any Alternate Proposal, (iv) approve or recommend or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, tender offer agreement, merger agreement, acquisition agreement, business combination agreement, joint-venture agreement, option agreement or other similar agreement in respect of any Alternate Proposal (an “Alternate Proposal Agreement”), or (v) propose publicly or agree to do any of the foregoing related to any Alternate Proposal. Alcatel Lucent agreed to inform immediately Nokia of the reception of any Alternate Proposal immediately upon reception of such proposal. However, the Company reserved its ability to discuss or enter into negotiations with a third party which solicits it with an Alternate Proposal which may lead to a Superior Proposal (as defined below), but shall inform Nokia immediately of any such Alternate Proposal by any person;

“Alternate Proposal” means any offer or proposal for, or any indication of interest in by any person or group of persons, in one or a series of related transactions (other than the Offers) involving (i) any direct or indirect acquisition or purchase of (A) the Securities that would result in any person or a group of persons owning 15% or more of the Company Shares (either directly or after conversion or exercise of such Company securities) or (B) assets of the Company or of any of its subsidiaries, including by way of the acquisition or purchase of, or subscription to, any class of equity securities or voting rights of any of its subsidiaries, that represent (or generate) 15% or more of the consolidated gross revenue, consolidated EBITDA or consolidated gross assets of the Company, as presented in the most recent audited annual consolidated financial statements of the Company, or (ii) any merger, reorganization, restructuring, contribution, share exchange, consolidation, business combination, joint-venture, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries or any of their respective assets meeting the tests set forth in prong (i)(B) of this definition, but with the exception of (x) intra-group reorganizations and transactions or (y) any transfer, sale, disposition, exchange or distribution of all or part of the Company’s interest in ASN, provided that such transfer, sale, disposition, exchange or distribution does not involve or require the issuance of any Company Shares;

“Superior Proposal” means any bona fide written Alternate Proposal from any Person or group of Persons (provided that, for the purpose of this definition, all references to “15%” in the definition of “Alternate Proposal” shall be replaced by “30%” with respect to prong (i) (A) of the Alternate Proposal definition and shall be replaced by “50%” with respect to prong (i)(B) of the Alternate Proposal definition) that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors in each case of international repute) (i) to be more favorable to the Company, the holders of the Securities and the other stakeholders of the Company than the Offers, taking into account, among other things, (x) of all legal, financial, regulatory, timing, financing and other aspects of the Alternate Proposal, this Memorandum of Understanding and the Offers on the terms described in this Memorandum of Understanding (including the respective conditions to and the respective expected timing and risks of consummation), (y) of any improved terms that Nokia may have offered, and (z) of the corporate interest (intérêt social) of the Company and (ii) the Company’s board of directors determines in good faith (after consultation with its outside legal counsel and financial advisors in each case of international repute) that failure to pursue such Alternate Proposal would be inconsistent with its fiduciary duties under applicable Law.

•	Following the filing of the Offer, Nokia has agreed to pay Alcatel Lucent a fee for termination of the Memorandum of Understanding in the amount of:

•	EUR 150,000,000 if such termination is a result of the failure by the extraordinary general meeting of Nokia’s shareholders to approve the resolution relating to the transaction;

•

EUR 300,000,000 if such termination, initiated by Alcatel Lucent, is a result of a change in the recommendation of the transaction by the board of directors of Nokia, or a material breach by Nokia of the Memorandum of Understanding and Nokia or Nokia’s board of directors took deliberate action to frustrate the obtaining of the Nokia’s shareholders’ approval; and;

•

EUR 400,000,000 if the termination results from a final refusal by an authority to grant an approval, which is a condition precedent, (other than an approval relating to foreign investments in France) or if the authority adopts a final regulation which prevents the implementation of the transaction;

•	Following the filing of the Offer, Alcatel Lucent has agreed to pay Nokia a termination fee in the amount of:

•

EUR 300,000,000 if such termination results from Nokia’s withdrawal of the Offer pursuant to Article 232-11 of the AMF General Regulation, after the opening of the Offer, the reason being that the board of directors of the Company has taken actions which alter the number of shares of the Company or result in a price increase of the Offer for the Offeror, or if such termination results from the board of directors of Alcatel Lucent negatively changing its reasoned opinion related to the Offer;

•

EUR 300,000,000 if (i) an Alternate Proposal is publicly announced or otherwise communicated to Alcatel Lucent, (ii) Alcatel Lucent does not make a change in its reasoned opinion related to the Offer, (iii) the Offer is terminated due to failure to satisfy the Minimum Tender Condition and (iv) within 12 months of such termination, Alcatel Lucent enters into and consummates an agreement with respect to such Alternate Proposal with the person making such Alternate Proposal;

•

Nokia has agreed to convene an extraordinary general meeting of its shareholders in view of the issuance of Nokia shares to be exchanged for the Securities and to publish the notice to extraordinary general meeting, within two business days following receipt of all regulatory and antitrust approvals, which are included as condition precedents to the filing of the Offer (such extraordinary general meeting was convened on October 22, 2015) and is scheduled to take place on December 2, 2015);

•

Nokia and Alcatel Lucent agreed to reciprocal standstill periods, subject to customary exceptions, with respect to the other party’s securities following certain events of termination of the Memorandum of Understanding. The standstill periods would last until the longer of the 12-month anniversary of the termination date of the Memorandum of Understanding and the 18-month anniversary of the date of the Memorandum of Understanding;

•

Subject to the completion of the Offer and for six (6) years following the completion of the Offer, Nokia agreed to cause Alcatel Lucent or its subsidiaries to indemnify and provide advancement of expenses to all past and present directors and senior officers of Alcatel Lucent on terms not less favorable to such director or senior officer than those provided to him or her by Alcatel Lucent or its subsidiaries on the date of the Memorandum of Understanding. The preceding indemnity provision will be deemed satisfied if Alcatel Lucent or Nokia purchase a six-year “tail” prepaid policy on the relevant terms.

•

In addition to the provisions of the Memorandum of Understanding described hereinabove, it should be noted that in 2015, Nokia undertook to reimburse Alcatel Lucent for out-of-pocket expenses paid by Alcatel Lucent to third parties for shareholder analysis in connection with the Offer at the request of Nokia and pursuant to applicable law.

1.2.3	Regulatory and administrative authorizations

Pursuant to the Memorandum of Understanding, the filing of the Offer with the AMF was conditional on the receipt of approvals (or expiration of the relevant waiting periods) from antitrust or similar authorities in nine jurisdictions identified below. In addition, the filing of the Offer with the AMF was subject to the authorization of the Ministry of Economy, Industry and Digital Technology of the French Republic with regards of the regulation on foreign investments in France, and the receipt of the required approval of the Committee on Foreign Investment in the United States (CFIUS), with regards of the regulation on foreign investments in the United States. The opening of the Offer was subject to the receipt of the approvals of the banking and insurance authorities in certain jurisdictions, with respect to the indirect change of control of certain subsidiaries of Alcatel Lucent.

1.2.3.1	Antitrust

(a)	United-States

Under the Hart-Scott-Rodino Act of 1976 (HSR), the combination between Nokia and Alcatel Lucent may not be consummated until HSR notifications have been made and the applicable waiting period has expired or been terminated. Nokia and Alcatel Lucent filed their respective HSR notifications for the transaction on May 18, 2015. On June 16, 2015, the United States Department of Justice granted early termination of the HSR waiting period.

(b)	European Union

Under the Council Regulation (EC) No. 139/2004 of January 20, 2004 on the control of concentrations between undertakings, the transaction of the combination between Nokia and Alcatel requires notification to and prior approval by the European Commission. Nokia received the European Commission’s approval for the Offer on July 24, 2015.

(c)	People’s Republic of China

Under the Chinese Anti-Monopoly Law of 2008, the Offer cannot be completed until it is reviewed and approved by the Ministry of Commerce of the People’s Republic of China (MOFCOM). Nokia received the MOFCOM’s approval for the Offer on October 19, 2015.

(d)	Other jurisdictions

The filing of the Offer with the AMF was also subject to approval or expiration of the relevant waiting periods with respect to the antitrust regulations in Brazil, Canada, India, Japan, Russia and Taiwan. The last of these approvals was received on August 21, 2015.

1.2.3.2	Foreign investments

(a)	France

In accordance with the French laws and regulations on foreign investments in France (Articles L. 151-1 et al. and R. 153-1 et al. of the French Financial and Monetary Code), Nokia filed an authorization request letter with the Ministry of Economy, Industry and Digital Technology of the French Republic on May 18, 2015. Nokia received the Ministry of Economy, Industry and Digital Technology of the French Republic’s approval for the Offer on October 21, 2015.

In its discussions with the French government, Nokia has confirmed that France will retain a leading role in the combined company’s Research and Development (R&D) operations. Nokia will build on the strong competencies in the country within key technology areas, on the existing presence of Alcatel Lucent and its strong engagement in the technology ecosystem in France, and on the excellent new technical talent available from French universities.

In addition to the employed-related commitments described in Section 1.2.2 of the Offer Document, Nokia made a certain number of commitments in the context, and subject to, the proposed combination with Alcatel Lucent.

Alcatel Lucent will be represented by three (3) board members in the combined company. Nokia will be also listed on Euronext Paris. The combined company will establish or keep the adequate legal entities in France and comply with French regulations related to sensitive contracts.

Nokia expects to benefit from becoming a deeply embedded part of France, tapping into and helping develop the technology ecosystem of the country. Nokia will invest further in the digital innovation ecosystem in France following the completion of the transaction, primarily through the establishment of a long-term investment fund in the range of EUR 100 million. This fund will mainly target the Internet of Things, cyber-security and software platform enablers for next generation networks.

Nokia intends to support the development of the overall telecom ecosystem in France and to ensure continuity of Alcatel-Lucent’s current initiatives. This involves playing an active role in the government’s “Industry of the Future” program, funding academic tuition, programs and chairs, situating technology experts within France (such as within Bell Labs France), and continuing Alcatel Lucent’s involvement in major initiatives such as Pôles de compétitivité Systematic, Cap Digital, and Images and Réseaux. Nokia will also develop three industrial platforms and networks prototypes in France within the fields of 5G, Industrial Internet / Internet of Things connectivity and cyber-security.

Following the completion of the transaction, Nokia, which will remain headquartered in Finland, intends to leverage the combined strengths of the companies’ strategic business locations and major R&D centers in other countries, including Finland, Germany, the United States and China.

Nokia has committed, upon completion of the transaction, to providing regular updates to the French government as the integration of the two companies progresses.

(b)	United-States

Pursuant to the Exon-Florio Amendment to the Defense Production Act of 1950 (50 U.S.C. App.§2170), as amended, on September 14, 2015, the Committee on Foreign Investment in the United States (CFIUS) notified Nokia and Alcatel Lucent that there were no unresolved national security concerns regarding the Offer and its implications for the U.S. operations of Nokia and Alcatel Lucent.

1.2.3.3	Other regulatory authorizations

If the Offer is successful, Nokia would indirectly control Electro Banque, a company currently held at 100% by Alcatel Lucent. As a consequence, the opening of the Offer will require obtaining the prior approval of the European Central Bank in accordance with Article 4(1)(c) and Article 15(3) of the Council Regulation (EU) No 1024/2013 of October 15, 2013 conferring specific tasks on the European Central Bank concerning policies relating to the prudential supervision of credit institutions, with Article 87 of the Regulation (EU) No 468/2014 of the European Central Bank of April 16, 2014 establishing the framework for cooperation within the single supervisory mechanism between the European Central Bank and national competent authorities and with national designated authorities, and with Article 2 of the Regulation No 96-16 of the Banking and the Financial Regulations Committee of December 20, 1996 related to the state of credit institutions and investment firms other than asset management companies. This approval has been obtained from the European Central Bank on October 20, 2015.

Similarly, if the Offer is successful, Nokia would indirectly control the Luxemburg reinsurance company Electro Re, a company currently wholly-owned by Alcatel Lucent, as well as its two direct 100% subsidiaries, Electro Assurances (Luxembourg) and First Beacon Insurance Company (Vermont, United States). Accordingly, the transaction required the preliminary approval of the Luxembourg insurance supervisory authority (Commissariat aux Assurances) (CAA) and the Vermont Department of Financial Regulation in the United States. These approvals have been obtained from the Vermont Department of Financial Regulation on July 9, 2015 for First Beacon Insurance Company, and from the CAA on August 14, 2015 for Electro Re and Electro Assurances.

1.2.4	Reasons for approving the Memorandum of Understanding

On April 13, 2015, Alcatel Lucent’s board of directors met in Paris, France, at the offices of Sullivan & Cromwell and by video conference. The meeting was also attended by members of Alcatel Lucent’s senior management and representatives from Zaoui and Sullivan & Cromwell. Alcatel Lucent’s board of directors evaluated the terms of the proposed transaction, including the exchange ratio and terms of the draft Memorandum of Understanding. Members of Alcatel Lucent’s senior management updated Alcatel Lucent’s board of directors on developments with respect to the proposed acquisition of Alcatel Lucent by Nokia since the previous meeting of the board, including the conclusions of the reciprocal due diligence and valuation exercises carried out by Alcatel Lucent in respect of Nokia. Zaoui and Sullivan & Cromwell reviewed the financial and legal terms of the Memorandum of Understanding, based on an advanced draft of the Memorandum of Understanding. Zaoui explained the financial terms of the Offer and the potential impact on the holders of Shares and OCEANEs, including the premium implied by the exchange ratio and considerations regarding valuation of Alcatel Lucent and Nokia. Sullivan & Cromwell also discussed the fiduciary duties of Alcatel Lucent’s board of directors in considering the Memorandum of Understanding and the timetable of the proposed transaction.

On April 14, 2015, Alcatel Lucent’s board of directors held a meeting, which was also attended by members of Alcatel Lucent’s senior management and representatives from Zaoui and Sullivan & Cromwell, to consider the final financial and legal terms of and entry into the Memorandum of Understanding. At this meeting, Alcatel Lucent’s board of directors was briefed on the final terms of the Memorandum of Understanding by Sullivan & Cromwell and Zaoui. Zaoui delivered to Alcatel Lucent’s board of directors its oral opinion, which was confirmed by delivery of a written opinion dated April 14, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the exchange ratio proposed to be paid to the holders (other than Nokia and its affiliates) of Shares, including ADSs, pursuant to the Offer was fair from a financial point of view to such holders. The full text of Zaoui’s written opinion dated April 14, 2015, which sets forth a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Zaoui in preparing its opinion, is attached to this response offer document as Annex A. Following additional discussion and consideration of the Memorandum of Understanding and the terms and conditions of the Offer, Alcatel Lucent’s board of directors unanimously approved the terms of the Memorandum of Understanding.

In evaluating the Memorandum of Understanding and the transactions contemplated thereby, including the Offer, Alcatel Lucent’s board of directors consulted with Alcatel Lucent’s senior management, as well as Zaoui which was retained by Alcatel Lucent as financial advisor in connection with the Offer. Alcatel Lucent’s board of directors resolved to approve the Memorandum of Understanding on the basis of numerous factors, including the following non-exhaustive list of material factors and benefits of the Memorandum of Understanding and the Offer, each of which Alcatel Lucent’s board of directors believed supported its unanimous determination to approve the Memorandum of Understanding.

•

Premium of Exchange Ratio Over Shares Trading Price. Alcatel Lucent’s board of directors considered that, based on the closing share price of Nokia Shares (on NASDAQ OMX Helsinki Ltd. (“Nasdaq Helsinki”) of EUR 7.77 on April 13, 2015, the exchange ratio offered an equivalent of EUR 4.27 per Share (or EUR 4.48 per Share on a fully diluted basis), and valued Alcatel Lucent at EUR 15.6 billion on a fully diluted basis, corresponding to:

•	a premium to holders of Shares of 11% and a fully diluted premium of 16%, in each case based on the closing price of Shares (on Euronext Paris) as of April 13, 2015;

•

a premium to holders of Shares of 18% and a fully diluted premium of 24%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning March 16, 2015 and ending April 13, 2015;

•

a premium to holders of Shares of 28% and a fully diluted premium of 34%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning January 14, 2015 and ending April 13, 2015;

•

a premium to holders of Shares of 48% and a fully diluted premium of 55%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning October 14, 2014 and ending April 13, 2015; and

•

a premium to holders of Shares of 54% and a fully diluted premium of 61%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning April 11, 2014 and ending April 13, 2015.

The fully diluted premiums above reflect the implied premium paid by Nokia to Alcatel Lucent’s market capitalization, based on volume weighted average price of Shares over the referenced period, as adjusted for the dilutive effect of the OCEANEs, which represent a substantial portion of Shares on a fully diluted basis.

•

Premium Over Historical Exchange Ratio. Alcatel Lucent’s board of directors considered that the exchange ratio of 0.5500 represented a premium to the historical average ratios of the volume weighted average price of Shares to the volume weighted average price of Nokia over various periods, in particular:

•

a premium to holders of Shares of 11% and a fully diluted premium of 16% to the historical exchange ratio of 0.497, based on the closing price of Shares (on Euronext Paris) and Nokia Shares (on Nasdaq Helsinki) as of April 13, 2015;

•

a premium to holders of Shares of 11% and a fully diluted premium of 16% to the historical exchange ratio of 0.497, based on the weighted average price of Shares (on Euronext Paris) and Nokia shares (on Nasdaq Helsinki), in each case for the period beginning March 16, 2015 and ending April 13, 2015;

•

a premium to holders of Shares of 16% and a fully diluted premium of 21% to the historical exchange ratio of 0.475, based on the weighted average price of Shares (on Euronext Paris) and Nokia shares (on Nasdaq Helsinki), in each case for the period beginning January 14, 2015 and ending April 13, 2015;

•

a premium to holders of Shares of 28% and a fully diluted premium of 35% to the historical exchange ratio of 0.428, based on the weighted average price of Shares (on Euronext Paris) and Nokia shares (on Nasdaq Helsinki), in each case for the period beginning October 14, 2014 and ending April 13, 2015; and

•

a premium to holders of Shares of 27% and a fully diluted premium of 33% to the historical exchange ratio of 0.435, based on the weighted average price of Shares (on Euronext Paris) and Nokia shares (on Nasdaq Helsinki), in each case for the period beginning April 11, 2014 and ending April 13, 2015.

The fully diluted premiums above reflect the implied premium paid by Nokia to Alcatel Lucent’s market capitalization, based on volume weighted average price of Shares over the referenced period, as adjusted for the dilutive effect of the OCEANEs, which represent a substantial portion of Shares on a fully diluted basis.

•

Implied Premium on a Fully Diluted Basis. Alcatel Lucent’s board of directors considered the premium implied by the exchange ratio on a fully diluted basis taking into account the Shares issuable upon exercise of the Stock Options, vesting of Performance Shares and conversion/exchange of OCEANES (including the effect of the Offer on the terms of the OCEANEs). In particular, Alcatel Lucent’s board of directors considered that the opening of the Offer will result in an adjustment to the conversion/exchange ratio of each series of OCEANEs. Alcatel Lucent’s board of directors also considered that the 2019 OCEANEs and the 2020 OCEANEs, as a result of the adjustment to the conversion/exchange ratio of each series and taking into account that the exchange ratio offered an equivalent of EUR 4.27 per Share, based on the closing price of Nokia Shares of EUR 7.77 on April 13, 2015, had an implied value upon conversion/exchange in excess of their respective principal amounts. Alcatel Lucent’s board considered that, as a result of the fixed exchange ratio, a greater number of Nokia shares would be issuable to holders of the Securities on a fully diluted basis than the number of Nokia shares that would be issuable without taking these factors into account. Alcatel Lucent’s board of directors also considered that subsequent changes in the price of the Shares or Nokia shares may affect the decision of holders of OCEANEs to convert/exchange their OCEANEs into Shares or to tender their OCEANEs into the Offer, which could have a corresponding impact on the number of Nokia shares actually issued to holders of the Securities upon completion of the Offer. Alcatel Lucent’s board of directors considered that fully diluted premiums provided a meaningful assessment of the premium implied by the exchange ratio. For an explanation of the calculation of fully diluted premium, based on the closing price of Nokia shares of EUR 7.77 on April 13, 2015, reference is made to Appendix 1 of the press release announcing the Offer and dated April 15, 2015.

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Negotiation Process and Procedural Fairness. Alcatel Lucent’s board of directors considered the fact that the terms of the Memorandum of Understanding and the Offer were the result of robust arm’s-length negotiations conducted by Alcatel Lucent, with the knowledge and at the direction of Alcatel Lucent’s board of directors, and with the assistance of its financial and legal advisors. Alcatel Lucent’s board of directors believed that, as a result of such process, it has obtained Nokia’s best and final offer, and that, as of the date of the Memorandum of Understanding, the exchange ratio represented the highest implied consideration per Share reasonably obtainable.

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Business and Financial Condition of Alcatel Lucent. Alcatel Lucent’s board of directors considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of Alcatel Lucent. Alcatel Lucent’s board of directors evaluated, based on their knowledge of and their familiarity with Alcatel Lucent’s business, financial condition and results of operations, Alcatel Lucent’s financial plan and prospects of Alcatel Lucent if it were to remain independent. Alcatel Lucent’s board of directors considered Alcatel Lucent’s current financial plan, including the risks associated with achieving and executing upon Alcatel Lucent’s business plans, as well as the industry, economic and market conditions and trends in the markets and competitive environment in which Alcatel Lucent operates.

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Business and Financial Condition of Nokia. Alcatel Lucent’s board of directors considered, based on the diligence exercise conducted, the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of Nokia, as well as the industry, economic and market conditions and trends in the markets and competitive environment in which Nokia operates.

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Strategic Alternatives. Alcatel Lucent’s board of directors considered potential alternatives to the Offer, including the possibility that Alcatel Lucent would continue to operate as an independent entity, the potential benefits to the holders of the Securities of these alternatives and the timing and likelihood of successfully completing such alternatives, as well as the belief of Alcatel Lucent’s board of directors that none of these alternatives was reasonably likely to create greater value for the holders of the Securities taking into account risks of execution as well as business, competitive, industry and market risks. Alcatel Lucent’s board of directors also considered the fact that Alcatel Lucent had actively explored transactions other than the Offer with other market participants as described in section 1.2.1 “Context of the Offer” above.

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Participation in the Future of the Combined Businesses. Alcatel Lucent’s board of directors considered that the combination of the businesses will continue to offer holders of the Securities who participate in the Offer and receive Nokia shares the opportunity to participate in any future earnings or growth of the combined businesses of Alcatel Lucent and Nokia and benefit from any potential future appreciation in the value of the Nokia shares. In particular, Alcatel Lucent’s board of directors considered the following factors in relation to participation of holders of the Securities in the future of the combined businesses:

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a combination of the businesses of Nokia and Alcatel Lucent would offer a unique opportunity to create a European champion and global leader in ultra-broadband, IP networking and cloud applications and provide a platform to accelerate Alcatel Lucent’s strategic vision, with the financial strength and critical scale needed to develop the next generation of network technology, including 5G;

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the combined businesses would be expected to have strong innovation capabilities, with Alcatel Lucent’s Bell Labs and Nokia’s FutureWorks, as well as Nokia Technologies, which Nokia stated would remain as a separate entity with a clear focus on licensing and the incubation of new technologies, and with more than 40,000 R&D employees and investment of EUR 4.7 billion in R&D in 2014, the combined businesses would be in a position to accelerate development of future technologies including 5G, IP and software-defined networking, cloud, analytics as well as sensors and imaging;

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Alcatel Lucent and Nokia also have highly complementary portfolios and geographies, with particular strength in the United States, China, Europe and Asia-Pacific, and would be expected to bring together complementary strengths in fixed and mobile broadband, IP routing, core networks, cloud applications and services;

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the combined businesses would be positioned to target a larger addressable market with an improved growth profile as compared to Alcatel Lucent as a standalone business, and the belief of Alcatel Lucent’s board of directors that consumers are increasingly seeking to access data, voice and video across networks, creating an environment in which technology that used to operate independently now needs to work together, and the belief of Alcatel Lucent’s board of directors that the combined businesses would be well-placed to assist telecom operators, internet providers and other large enterprises address this challenge;

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the combination of the businesses of Alcatel Lucent and Nokia would target approximately EUR 900 million of full-year operating cost synergies within three years, assuming closing of the transaction in the first half of 2016, in a wide range of areas, including (i) organizational streamlining, rationalization of overlapping products and services, central functions, and regional and sales organizations; (ii) reduction of various overhead costs in real estate, manufacturing and supply-chain, information technology and overall general and administrative expenses, including redundant public company costs; (iii) procurement given expanded purchasing requirements of the combined businesses; and (iv) R&D efficiencies, particularly in wireless;

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the combined businesses would also target reductions in interest expenses of approximately EUR 200 million to be achieved on a full year basis in 2017, with the Offer expected to be accretive to Nokia earnings on a non-IFRS basis (excluding restructuring charges and amortization of intangibles) in 2017;

•	the combined businesses would be expected to have a strong balance sheet;

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Nokia has stated its intention to maintain its long term target to return to an investment grade credit rating and manage the combined capital structure accordingly by retaining significant gross and net cash positions and by proactively reducing indebtedness, including through exercise of an early repayment option for its EUR 750 million convertible bond in the fourth quarter of 2015, which is expected to result in the full conversion of this convertible bond to equity prior to the closing of the Offer, with no expected cash outflow;

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although Nokia has stated that it has suspended its capital structure optimization program, including suspending the share repurchase program execution effective immediately, until the completion of the Offer, it has also indicated that it intends to evaluate the resumption of a capital structure optimization program for the combined businesses of Alcatel Lucent and Nokia;

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Nokia’s statement that Nokia Technologies, a source of innovation, expertise and intellectual property, would not be impacted by the Offer and will remain as a separate entity with a clear focus on incubating new technologies and sharing those technologies through an active licensing program; and

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the combined businesses of Alcatel Lucent and Nokia, would be expected to have increased scale and scope in a variety of dimensions, including increased financial scale, greater diversification of markets, and a larger product portfolio than Alcatel Lucent alone, thereby diversifying certain of the risks associated with holding the Securities alone.

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Opinion of Alcatel Lucent’s Financial Advisor. Alcatel Lucent’s board of directors considered the oral opinion of Zaoui delivered to it on April 14, 2015, which was confirmed by delivery of a written opinion dated April 14, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the exchange ratio proposed to be paid to the holders (other than Nokia and its affiliates) of Shares, including ADSs, pursuant to the Offer was fair from a financial point of view to such holders. The full text of Zaoui’s written opinion dated April 14, 2015, which sets forth a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Zaoui in preparing its opinion, is attached to this response offer document as Annex A.

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Due Diligence. Alcatel Lucent’s board of directors considered the scope of the due diligence investigation of Nokia conducted by Alcatel Lucent’s management, including (i) several days of reciprocal business due diligence sessions attended by representatives of Alcatel Lucent and Nokia, (ii) a detailed review of Nokia’s financial statements with the assistance of outside advisors, (iii) dedicated diligence sessions on the strategy and operations of HERE and Nokia Technologies and (iv) the responses to diligence requests provided by representatives of Nokia in further management presentations or discussions with representatives of Alcatel Lucent responses;

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Employee Matters and French Commitments. Alcatel Lucent’s board of directors considered that Nokia has stated that it intends to maintain employment in France that is consistent with Alcatel Lucent’s end-2015 Shift Plan commitments, with a particular focus on the key sites of Villarceaux (Essonne) and Lannion (Côtes d’Armor). In addition, Nokia has stated that it expects to expand R&D employment with the addition of several hundred new positions targeting recent graduates with skills in future-oriented technologies, including 5G, to ensure ongoing support for customers, activities for support services, and that pre- and post-sales are expected to continue as well.

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Governance of Nokia. Alcatel Lucent’s board of directors considered Nokia’s intention for the combined business following completion of the Exchange Offer to include a leadership team built on strengths of both Nokia and Alcatel Lucent and the commitment by Nokia, pursuant to the Memorandum of Understanding for the Corporate Governance & Nomination committee of Nokia’s board of directors and Alcatel Lucent to jointly identify three nominees to Nokia’s board of directors. Alcatel Lucent’s board of directors considered that the election of these director nominees would be subject to a completion of the Offer and the approval at Nokia’s extraordinary general meeting by Nokia shareholders representing at least a majority of the votes cast.

•	Likelihood of Completion. Alcatel Lucent’s board of directors considered its belief that the Offer will likely be completed, based on, among other factors:

•	the absence of any financing condition to completion of the Offer, given the consideration is payable in Nokia shares;

•	the fact that the conditions to the commencement and completion of the Offer are specific and limited in scope;

•	its expectation that required regulatory and antitrust approvals would be obtained within a reasonable timeframe; and

•	Alcatel Lucent’s ability under the Memorandum of Understanding to pursue damages in certain circumstances.

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Termination Fees Payable by Nokia. Alcatel Lucent’s board of directors considered that the Memorandum of Understanding may require Nokia to pay termination fees to Alcatel Lucent in the event the Memorandum of Understanding is terminated under specified circumstances, including:

•	a termination fee of EUR 150 million for termination by Alcatel Lucent or Nokia for the failure of Nokia to obtain the Nokia shareholder approval;

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a termination fee of EUR 300 million for termination by Alcatel Lucent for (i) a change in Nokia’s board recommendation or (ii) a material breach by Nokia of certain obligations under the Memorandum of Understanding and Nokia having taken deliberate action to frustrate the Nokia shareholder approval;

•	a termination fee of EUR 100 million for termination by Alcatel Lucent for failure to receive the required foreign investment approval in France; and

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a termination fee of EUR 400 million for termination by Alcatel Lucent or Nokia for failure to receive certain required regulatory and antitrust approvals, other than the foreign investment approval in France, or as a result of an injunction or law prohibiting the Offer.

Alcatel Lucent’s board of directors considered that the amount of the termination fees that may be payable by Nokia were comparable to fees in transactions of a similar size, including transactions in the European market, were reasonable in light of the circumstances, were likely to encourage Nokia to comply with the terms of the Memorandum of Understanding and promote the completion of the Offer. Alcatel Lucent’s board of directors also considered provisions regarding the possible limitations on Nokia’s payment of termination fees as a result of such fees being found unlawful or unenforceable. Alcatel Lucent’s board of directors also recognized that the provisions in the Memorandum of Understanding relating to these termination fees and the amounts of such termination fees were determined following robust arm’s-length negotiations.

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Other Terms of the Memorandum of Understanding. Alcatel Lucent’s board of directors considered the other terms of the Memorandum of Understanding, which are more fully described in Section 1.2.2 “Memorandum of Understanding” above. Certain other terms of the Memorandum of Understanding that Alcatel Lucent’s board of directors considered important included:

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Minimum Tender Condition. Completion of the Offer is conditioned on the satisfaction of the Minimum Tender Condition, which, if satisfied, would demonstrate strong support for the Offer by holders of the Securities because satisfaction of the Minimum Tender Condition would require that at least a majority of Shares (calculated on a fully-diluted basis) would have been tendered in the Offer and not withdrawn. Alcatel Lucent’s board of directors also considered that the Minimum Tender Condition, as a result of being determined by a majority of Shares (calculated on a fully-diluted basis), was more likely to be satisfied than a higher threshold and more likely to provide certainty to holders of the Securities that Nokia would complete the Offer. Alcatel Lucent’s board therefore viewed the Minimum Tender Condition as preferable to potentially higher minimum levels for tenders in the Offer. Alcatel Lucent’s board of directors also considered that Nokia would have the ability to waive potentially higher minimum levels for tenders in the Offer and have greater optionality in respect of completion of the Offer. Alcatel Lucent’s board of directors considered that, subject to applicable AMF and SEC rules and regulations, Nokia reserves the right, in its sole discretion, to waive the Minimum Tender Condition but cannot waive the Mandatory Minimum Acceptance Threshold (as defined in section 1.3.10.2 “Mandatory Minimum Acceptance Threshold” below).

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Ability to Respond to Certain Unsolicited Alternate Proposals. If at any time Alcatel Lucent receives a bona fide written Alternate Proposal (as defined in Section 1.2.2 of the present response offer document) or any written request for non-public information or inquiry relating to Alcatel Lucent by any person or group of persons who has or is expected to make any bona fide written Alternate Proposal, in each case that Alcatel Lucent’s board of directors determines in good faith constitutes or is reasonably likely to lead to a Superior Proposal, Alcatel Lucent may engage or otherwise participate in any discussions or negotiations (including by way of furnishing non-public information or granting access to any of the properties or assets of Alcatel Lucent or its subsidiaries), subject to certain conditions as described in the Section 1.2.2 “Memorandum of Understanding” above.

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Ability of Alcatel Lucent’s Board of Directors to its Recommendation in Response to Superior Proposal. At any time, Alcatel Lucent’s board of directors may make a change in its recommendation embedded in its reasoned opinion (as reproduced at the end of Section 2 “Reasoned Opinion of the Board of Directors” below, the “Recommendation”) in response to the receipt of any bona fide written Alternate Proposal that Alcatel Lucent’s board of directors determines in good faith constitutes a Superior Proposal, subject to certain conditions as described in Section 1.2.2 “Memorandum of Understanding” above. Alcatel Lucent’s board of directors considered that a termination fee of EUR 300 million may be payable by Alcatel Lucent to Nokia following termination of the Memorandum of Understanding by Alcatel Lucent or Nokia for a change in the Recommendation in response to a Superior Proposal.

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Ability of Alcatel Lucent’s Board of Directors to Change the Recommendation in Response to an Intervening Event affecting Alcatel Lucent. At any time prior to the filing of the French Offer with the AMF, Alcatel Lucent’s board of directors may make a change in the Recommendation in response to an intervening event affecting Alcatel Lucent, which may result from certain changes that were unknown and not reasonably foreseeable by Alcatel Lucent’s board of directors on the date of the Memorandum of Understanding, subject to certain conditions. Alcatel Lucent’s board of directors considered that a termination fee of EUR 300 million may be payable by Alcatel Lucent to Nokia following termination of the Memorandum of Understanding by Nokia for a change in the Recommendation in response to an intervening event affecting Alcatel Lucent.

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Ability of Alcatel Lucent’s Board of Directors to Change the Recommendation in Response to a Material Adverse Effect affecting Nokia. At any time after the filing of the Offer with the AMF and following reasonable notice to Nokia, Alcatel Lucent’s board of directors may make a change in the Recommendation in response to a material adverse effect with respect to Nokia, if Alcatel Lucent’s board of directors determines in good faith (after consultation with its outside legal counsel and financial advisors) that its failure to do so would be inconsistent with its fiduciary duties under applicable law.

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Standstill. In the event that the Memorandum of Understanding is terminated by Alcatel Lucent for a material breach by Nokia of certain obligations under the Memorandum of Understanding or a change in its recommendation by Nokia’s board of directors, then for the longer of (i) 12 months following the date of such termination and (ii) 18 months following the date of the Memorandum of Understanding, Nokia has agreed, subject to certain exceptions, not to acquire or offer to acquire any equity securities of Alcatel Lucent.

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Long-Stop Date. Alcatel Lucent’s board of directors believed that the long-stop date of the Memorandum of Understanding, which is June 30, 2016 (and which may be extended to September 30, 2016 in certain circumstances), allows for sufficient time to file the Offer while minimizing the length of time that Alcatel Lucent would be required to operate subject to interim operating covenants.

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Cooperation. Nokia has agreed to cooperate with Alcatel Lucent and to use its reasonable best efforts to cause the conditions to the Offer to be satisfied and to launch and complete the Offer as promptly as reasonably practicable. Nokia has also agreed to use its commercially reasonable best effort to obtain all consents pursuant to contracts to which Alcatel Lucent or its subsidiaries is a party as is reasonably necessary or advisable in connection with the completion of the Offer.

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Material Adverse Effect Affecting Alcatel Lucent. The Memorandum of Understanding excludes certain matters when determining whether a material adverse effect has occurred with respect to Alcatel Lucent, the occurrence of which would permit Nokia to terminate the Memorandum of Understanding. The exclusions comprise (i) any change in global, national or regional political conditions (including the outbreak of, or changes in, war, acts of terrorism or other hostilities) or in general global, national or regional economic, regulatory or market conditions or in national or global financial or capital markets, so long as in each case such changes do not disproportionately impact Alcatel Lucent and its subsidiaries relative to other participants in the same or similar industries; (ii) any change in applicable accounting principles or any adoption, implementation or change in any applicable law (including any law in respect of taxes) or any interpretation thereof by a relevant authority; (iii) any change generally affecting similar industries or market sectors in the geographic regions in which Alcatel Lucent and its subsidiaries operate, so long as in each case such changes do not disproportionately impact Alcatel Lucent and its subsidiaries relative to other participants in the same or similar industries; (iv) the negotiation, execution, announcement or performance of the Memorandum of Understanding or completion of the transactions contemplated thereby; (v) any change or development to the extent resulting from any action by Alcatel Lucent and its subsidiaries that is expressly required to be taken by the Memorandum of Understanding; (vi) any change resulting from or arising out of hurricanes, earthquakes, floods, or other natural disasters; (vii) the failure of Alcatel Lucent and its subsidiaries to meet any internal or public projections, forecasts or estimates of performance, revenues or earnings (it being understood that any change, condition, effect, event or occurrence that caused such failure but that are not otherwise excluded from the definition of material adverse effect may constitute or contribute to a material adverse effect); (viii) the announcement of Nokia as the prospective acquirer of Alcatel Lucent and its subsidiaries or any announcements or communications by or authorized by Nokia regarding Nokia’s plans or intentions with respect to Alcatel Lucent and its subsidiaries (including the impact of any such announcements or communications on relationships with customers, suppliers, employees or regulators); or (ix) any actions (or the effects of any actions) taken (or omitted to be taken) by Alcatel Lucent and its subsidiaries upon the written request or written instruction of, or with the written consent of, Nokia.

In reaching its determination and the Recommendation as described in Section 2 “Reasoned Opinion of the Board of Directors” below, Alcatel Lucent’s board of directors also considered the following potentially negative factors:

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Fixed Exchange Ratio. Alcatel Lucent’s board of directors considered the fact that because the consideration for Shares in the Offer is a fixed exchange ratio of Nokia Shares, holders of Shares could be adversely affected by a decrease in the trading price of the Nokia shares and the fact that neither the Memorandum of Understanding nor the terms of the Offer provide for any adjustment of the exchange ratio if the trading price of Nokia shares decreases or a price-based termination right or other similar protection in favor of Alcatel Lucent or holders of Shares. Alcatel Lucent’s board of directors determined that this structure was appropriate and the risk acceptable in view of the ability of each holder of the Securities to choose whether to accept the exchange ratio at the time of the Offer. Alcatel Lucent’s board of directors also considered the opportunity holders of Shares have as a result of the fixed exchange ratio to benefit from any increase in the trading price of Nokia shares between the announcement and completion of the Offer.

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Integration. Alcatel Lucent’s board of directors considered the risk that the potential benefits of the Offer and the combination of the businesses of Alcatel Lucent and Nokia, including any potential synergies relating to the combination of the businesses of Alcatel Lucent and Nokia, will not be realized or will not be realized within the expected time period and the risks and challenges associated with the integration, including as a result of less than all the Securities being acquired by Nokia in the Offer or any subsequent squeeze-out. Alcatel Lucent’s board of directors considered that, based on the level of diligence conducted by Nokia and the discussions regarding the proposed integration process, the integration of the businesses of Alcatel Lucent and Nokia was reasonably likely to be completed within a reasonable time following the completion of the Offer.

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Risks the Offer May Not Be Completed. Alcatel Lucent’s board of directors considered the risk that any of the conditions to the commencement or completion of the Offer, including receipt of required regulatory and antitrust approvals, receipt of the approval of Nokia’s shareholders and satisfaction of the Minimum Tender Condition, would not be satisfied and that the Offer may therefore not be completed. In particular, Alcatel Lucent’s board of directors considered that the resolution contemplated by the approval of Nokia’s shareholders must be approved by shareholders representing at least two-thirds of the votes cast and Nokia shares represented at such extraordinary general meeting of Nokia’s shareholders. Alcatel Lucent’s board of directors also considered the risks and costs to Alcatel Lucent if the Offer is not completed, including the diversion of management and employee attention, potential employee attrition, the potential effect on vendors, distributors, customers, partners and others that do business with Alcatel Lucent and the potential effect on the trading price of the Securities. Alcatel Lucent’s board of directors considered its expectation that required regulatory and antitrust approvals would be obtained within a reasonable timeframe, as well as the fact that termination fees may be payable by Nokia to Alcatel Lucent following termination of the Memorandum of Understanding for failure to receive required regulatory or antitrust approvals. Alcatel Lucent’s board of directors also considered that the opening of the Offer would result in an adjustment to the conversion/exchange ratio of the OCEANEs, and that such adjustment would have a corresponding dilutive effect on other holders of the Securities even if the Offer is not completed.

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Approval of Nokia’s Shareholders. Alcatel Lucent’s board of directors considered that Nokia’s obligation to accept and to exchange, any Securities validly tendered into the Offer would be subject to receipt of the approval of Nokia’s shareholders and that there was no guarantee that such approval would be obtained. In particular, Alcatel Lucent’s board of directors considered the fact that the Nokia shareholders meeting would not called until after all relevant regulatory and antitrust approvals had been received and that the resolution contemplated by the approval of Nokia’s shareholders must be approved by Nokia’s shareholders representing at least two-thirds of the votes cast and Nokia shares represented at such extraordinary general meeting of Nokia’s shareholders. Alcatel Lucent’s board of directors also considered that a termination fee of EUR 150 million may be payable by Nokia to Alcatel Lucent following termination of the Memorandum of Understanding by Alcatel Lucent or Nokia for failure of Nokia’s shareholders to approve the authorization for Nokia’s board of directors to issue such number of new Nokia shares as may be necessary for delivering the Nokia shares offered in consideration for the Securities tendered into the Offer and for the completion of the Offer.

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Ability of Nokia’s Board of Directors to Change its Recommendation in Response to an Intervening Event Affecting Nokia. At any time prior to the Nokia’s shareholders vote, Nokia’s board of directors may make a change in its recommendation in response to an intervening event affecting Nokia (as defined in the Memorandum of Understanding), which may result from certain changes that were unknown and not reasonably foreseeable by Nokia’s board of directors on the date of the Memorandum of Understanding, subject to certain conditions. Alcatel Lucent’s board of directors considered that a termination fee of EUR 300 million may be payable by Nokia to Alcatel Lucent following termination of the Memorandum of Understanding by Alcatel Lucent for a Nokia’s board of directors in its recommendation in response to an intervening event affecting Nokia.

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Non-Solicitation Covenant. Alcatel Lucent’s board of directors considered that the Memorandum of Understanding requires Alcatel Lucent not to and to cause its subsidiaries not to and to use its reasonable best efforts to cause its and its subsidiaries’ senior officers, directors or representatives not to solicit alternate proposals from third parties with respect to the purchase of the Securities or assets or other business combination transactions. However, based upon Alcatel Lucent’s prior exploration of certain strategic alternatives, as described in the section 1.2.1 “Context of the Offer” above, Alcatel Lucent’s board of directors believed it had a strong basis for determining that the Offer was the best transaction reasonably likely to be available to Alcatel Lucent, and that Alcatel Lucent’s board of directors retained the ability to respond to certain unsolicited Alternate Proposals and make a change in the Recommendation in response to a Superior Proposal.

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Expense Reimbursement and Termination Fees Payable by Alcatel Lucent. Alcatel Lucent’s board of directors considered that the Memorandum of Understanding may require Alcatel Lucent to pay expense reimbursement or termination fees in specified circumstances, including:

•	an expense reimbursement of up to EUR 40 million for termination by Alcatel Lucent or Nokia in circumstances relating to the Independent Expert Report or Alcatel Lucent French Group Committee process;

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an expense reimbursement of EUR 100 million for termination by Alcatel Lucent or Nokia in circumstances relating completion of a second Alcatel Lucent French Group Committee process required as a result of material changes in commitments to the government of France which are materially adverse to Alcatel Lucent’s employees;

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a termination fee of EUR 300 million for (i) termination by Alcatel Lucent or Nokia for withdrawal of the French Offer following any decision or measure by Alcatel Lucent’s board of directors leading to such withdrawal, (ii) termination by Alcatel Lucent or Nokia following a change in the Recommendation in response to a Superior Proposal or (iii) termination by Nokia for a change in the Recommendation other than in response to a Superior Proposal or a material adverse effect in respect of Nokia; and

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a termination fee of EUR 300 million for termination by Alcatel Lucent or Nokia for failure of the Minimum Tender Condition where (i) there has been a public announcement of an Alternate Proposal, (ii) there has been no change in the Recommendation, and (iii) Alcatel Lucent later enters into and completes such Alternate Proposal.

Alcatel Lucent’s board of directors considered that the amount of the expense reimbursement and termination fees were comparable to fees in transactions of a similar size, including transactions in the European market, were reasonable in light of the circumstances and were not likely deter alternate proposals. Alcatel Lucent’s board of directors also considered provisions regarding the possible limitations on Alcatel Lucent’s payment of termination fees as a result of such fees being found unlawful or unenforceable. Alcatel Lucent’s board of directors also recognized that the provisions in the Memorandum of Understanding relating to these fees were insisted upon by Nokia as a condition to entering into the Memorandum of Understanding, and the amounts were determined following robust arm’s-length negotiations.

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Interim Operating Covenants. Alcatel Lucent’s board of directors considered that from the date of the Memorandum of Understanding until the earlier to occur of the Offer completion date or the termination of the Memorandum of Understanding, Alcatel Lucent has agreed to conduct its business and the business of its subsidiaries in the ordinary course consistent with past practice. The Memorandum of Understanding also imposes restrictions on the conduct of Alcatel Lucent’s business prior to the completion of the Offer that may limit Alcatel Lucent and its subsidiaries from taking specified actions, which may delay or prevent Alcatel Lucent from undertaking business opportunities that may arise pending completion of the Offer including in respect of issuances, sales and disposals of the Securities, incurrence of indebtedness, creation of liens, sales or disposals of assets, settlement of litigation, amendment or termination of material contracts, entry into non-competes that would restrict the business of Nokia or materially restrict the business of Alcatel Lucent and maintenance of intellectual property rights.

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Potential Conflicts of Interest. Alcatel Lucent’s board of directors considered the potential conflict of interest created by the fact that Alcatel Lucent’s directors and executive officers may have financial interests in the transactions contemplated by the Memorandum of Understanding, including the Offer, that may be different from or in addition to those of other holders of the Securities.

In the course of reaching its determination to approve the Memorandum of Understanding and the transactions contemplated thereby, including the Offer, Alcatel Lucent’s board of directors considered numerous factors, including the factors specified in the foregoing discussion, and Alcatel Lucent’s board of directors concluded that the positive factors relating to the Memorandum of Understanding and the transactions contemplated thereby, including the Offer, substantially outweighed the potential negative factors. The foregoing discussion of information and factors considered and given weight by Alcatel Lucent’s board of directors is not intended to be exhaustive, but includes the principal factors considered by Alcatel Lucent’s board of directors. In view of the variety of factors considered in connection with its evaluation of the Memorandum of Understanding and the transaction contemplated thereby, including the Offer, Alcatel Lucent’s board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations. In addition, individual members of Alcatel Lucent’s board of directors may have given different weights to different factors.

1.2.5	Reasons for the Offer

Nokia believes that the combination of Nokia’s and Alcatel Lucent’s businesses will create significant value for stakeholders of both companies. Following the completion of the Offer, Nokia will be well-positioned to create the foundation of seamless connectivity for people and things wherever they are. Nokia believes that this foundation is essential for enabling the next wave of technological change, including the Internet of Things and transition to the cloud.

The strategic rationale for combining the two companies includes:

•	creation of an end-to-end portfolio scope and scale player with leading global positions across products, software and services to meet changing industry paradigms;

•	complementary offerings, customers and geographic footprint;

•	enhanced research and development capabilities creating an innovation powerhouse with significant combined R&D resources;

•	the recent execution track-record on both sides and common vision for the future;

•	the opportunity to realize significant cost savings and other synergies; and

•	the development of a robust capital structure and strong balance sheet.

End-to-end portfolio scope and scale player with leading global positions across products, software and services to meet changing industry paradigms

The driver of the changes Nokia and Alcatel Lucent are seeing in the world around us and the demands being placed on the networks of the future are increasingly complex. Demand for seamless and ubiquitous access is combining with ever-increasing requirements for network analytics and network intelligence. Nokia believes that this is requiring broader, deeper, and more sophisticated end-to-end capabilities, which very few companies can offer.

The growing complexity of product demands are set against a number of other shifting industry paradigms. Customer consolidation has been ongoing for a number of years now and has created fewer, larger players with broader global needs. Convergence is happening rapidly across both fixed and mobile, as well as IP and cloud. Virtualization is leading to increased network efficiency and scalability. Furthermore, web scale companies and certain large enterprise verticals are growing as a customer base for carrier-grade technologies.

Combining Nokia with Alcatel Lucent will bring together the complementary capabilities of both companies with an end-to-end portfolio of software, services and products, which will be weighted towards next-generation technologies enabling Nokia to provide better solutions to customers and access new opportunities in an expanded, addressable market.

Following the completion of the Offer, the combined company is expected to be a leader in technologies such as fixed broadband, LTE, IP routing, cloud applications and advanced analytics, positioning the company as either the number one or two players in most key business areas. Nokia and Alcatel Lucent expect to have the scale to service the very largest global multinational customers with a broader range of products, software and services across a wider geographic footprint, which Nokia believes will make it the strategic partner of choice for the long term. Nokia believes that the Offer provides a very compelling path to achieving and accelerating the long term strategies vision that Nokia has laid out in its 10-year strategy to be a global technology leader in the programmable world.

Complementary offerings, customers and geographic footprint

The Offer brings together two businesses which Nokia believes have highly complementary portfolios and geographies, bringing together the best of fixed and mobile, IP routing, core networks, cloud applications and services. Together, Nokia and Alcatel Lucent will have particular strength in the United States, China, Europe and Asia-Pacific. Nokia believes that the combined company will be positioned to target a larger addressable market with an improved growth profile. Based on its estimates, the addressable market of the combined company in 2014 was approximately 50% larger than the current addressable networks market for Nokia alone, increasing from approximately EUR 84 billion to approximately EUR 130 billion. Based on Nokia’s internal estimates, the combined company is expected to have a stronger growth profile than Nokia’s current addressable market, and Nokia estimate, based on its internal data, that the addressable market of the combined company would enjoy a Compound Annual Growth Rate (“CAGR”) of approximately 3.5% for 2014-2019.

Enhanced research and development capabilities creating an innovation powerhouse with significant combined R&D resources

The combined company will have significant innovation capabilities, with Alcatel Lucent’s Bell Labs and Nokia’s FutureWorks as well as Nokia Technologies. The latter is expected to stay as a separate entity with a clear focus on licensing and the incubation of new technologies.

With more than 40,000 research and development employees, of which over 30,000 are software engineers, and combined 2014 research and development spending of EUR 4.7 billion, the combined company will be well positioned to accelerate development of future technologies including 5G, IP and software-defined networking, cloud and analytics, as well as digital health and digital media, bringing significant benefits to its customers.

The recent execution track-record on both sides and common vision for the future

Nokia believes that both companies are in a far better position to combine at this point in time and the combination is being conducted from a position of strength. Both companies have recently improved their operational efficiency and agility through significant restructurings, Nokia has purchased Siemens share of Nokia Siemens Network, divested substantially all of its Devices & Services business to Microsoft and has announced the pending disposal of our HERE digital mapping and location services business, while Alcatel Lucent is coming to the end of the Shift plan.

Through its restructuring program, Nokia became a leader in Mobile Broadband while strengthening its financial position and having achieved one of the industry-leading profitabilities. Similarly, Alcatel Lucent has rebuilt its capital base through refinancings and divestments and refocused on IP Networking, Cloud and Ultra Broadband, leading to Alcatel Lucent’s improvement in profitability and free cash flow. Nokia and Alcatel Lucent expect to build on these learnings to make their expected integration of Nokia and Alcatel Lucent as seamless as possible.

Both companies share a common vision for the future, and believe that this transaction is the next logical step of Nokia’s successful transformations and at the right time for both companies. Following the completion of the Offer, Nokia is expected to be well positioned to create the foundation of seamless connectivity which Nokia believes is essential for enabling the next wave of technological change in its industry.

The opportunity to realize significant cost savings and other synergies

The combined company would target approximately EUR 900 million of annual operating cost synergies to be achieved on a full year basis in 2018, relative to the combined non-IFRS projected results of Nokia and Alcatel Lucent for the full year 2015, and assuming the settlement-delivery of the Offer in the first quarter 2016.

The combined company would also target approximately EUR 200 million of reductions in interest expenses to be achieved on a full-year basis in 2017. The transaction is expected to be accretive to Nokia earnings on a non-IFRS basis (excluding restructuring charges and amortization of intangibles) in 2017. This target assumes completion of the Offer no later than the end of the first half of 2016 (see section 1.2.5 of the Offer Document).

The development of a robust capital structure and strong balance sheet

The combined company will benefit from enhanced financial resources for growth and investment purposes. The combined company is expected to have a strong balance sheet, which will support Nokia’s ambition to re-establish its long-term investment-grade rating. Assuming conversion of all OCEANES and completion of the sale of Nokia’s HERE business, the pro forma net cash position of the combined company at June 30, 2015 would have been EUR 8.1 billion and pro forma cash and cash equivalents of the combined company at June 30, 2015 would have been EUR 10.5 billion. Net cash is a non-IFRS financial measure. Refer to “Selected Unaudited Pro Forma Combined Financial Information” for a description of how Nokia define and calculate net cash. Following the completion of the Offer, Nokia intends to implement a capital structure optimization program for the combined company (see Section 1.2.5 of the Offer Document).

1.3	MAIN TERMS AND CONDITIONS OF THE OFFER

The terms and conditions of the Offer are described in detail in Section 2 of the Offer Document.

1.3.1	Terms of the Offer

The Offeror irrevocably offers to holders of Shares and holders of OCEANEs to exchange the Shares and OCEANEs which they hold for Nokia shares under the following exchange ratio:

•	0.5500 Nokia shares to be issued for 1 tendered Share;

•	0.6930 Nokia share to be issued for 1 tendered OCEANE 2018;

•	0.7040 Nokia share to be issued for 1 tendered OCEANE 2019;

•	0.7040 Nokia share to be issued for 1 tendered OCEANE 2020;

These exchange ratios have been fixed on the basis of criteria set out in Section 3 of the Offer Document.

No fractional Nokia shares will be issued by Nokia in the context of the Offer or, as the case may be, the Reopened Offer. As a consequence, Nokia will not remit fractional Nokia shares to holders of Shares and holders of OCEANEs. Holders of Shares and holders of OCEANEs who will tender into the Offer (or, as the case may be, in the Reopened Offer) a number of Shares or OCEANEs which does not entitle them to a whole number of new Nokia shares will be considered as having expressly agreed to participate in the mechanism to resell new fractional Nokia shares described below for the fractional Nokia shares to which they are entitled. Beneficiaries of Performance Shares that are still subject to a holding period are invited to refer to Section 1.3.5 of this response offer document.

After completion of the Offer (or, as the case may be, in the Reopened Offer), Société Générale will set up a mechanism to resell fractional Nokia shares for the account of the applicable holders of Shares and OCEANEs who have tendered into the Offer (or, as the case may be, into the Reopened Offer) a number of Shares or OCEANEs which does not entitle them to a whole number of new Nokia shares.

Euronext Paris will aggregate all fractional entitlements to new Nokia shares in order to obtain a whole number of new Nokia shares (their number being rounded up to the higher unit) and will transfer them to Société Générale which will sell them on the market for the account of the applicable tendering holders of Shares and holders of OCEANEs participating in this resale mechanism no later than ten (10) trading days following the settlement-delivery of the Offer (or, as the case may be, of the Reopened Offer). The cash amount (in EUR, rounded up to the closest cent; 0.5 cent shall be rounded up to 1 cent) will be paid to the applicable tendering holders of Shares and of OCEANEs as soon as possible following such date. The holders of Shares and the holders of OCEANEs who participate in this mechanism to resell fractional Nokia share entitlements will receive the net proceeds of sales pro rata to their participation in this mechanism, it being specified that Nokia will cover the broker fees as well as any other fees which may be related to the setting up of this re-sale mechanism.

However, under no circumstances will any interest be paid on the cash amount to be received by holders of Shares or by holders of OCEANEs in return for a fractional Nokia share, even in the event of late payment of this amount.

As a purely illustrative example, an Alcatel Lucent shareholder who tenders 10 Shares into the Offer will receive 5 new Nokia shares (10 x 0.5500 = 5.5) and the profit of the sale of 0.5 new Nokia fractional share.

1.3.2	Adjustment of the terms of the Offer

According to the Memorandum of Understanding, if between the date of the Memorandum of Understanding (i.e., April 15, 2015) and the settlement-delivery date of the Offer or, if any, the Reopened Offer (or the relevant settlement date with respect to any additional acceleration mechanism of the stock options and performance shares plan), (i) the outstanding Shares or Nokia shares are changed into a different number of shares or a different class by reason of any share dividend, subdivision, reclassification, split, reverse split, combination or exchange of shares, or (ii) the Company or Nokia resolve to pay any dividend (other than, with respect to Nokia, the ordinary dividend of 0.14 euros announced prior to the date of the Memorandum of Understanding, on January 29, 2015, and paid on May 21, 2015, it being specified that Nokia may, according to the Memorandum of Understanding, pay any cash dividend within its ordinary course of business and in accordance with past practices and a special cash dividend in an amount of up to one billion euros without the prior consent of Alcatel Lucent but which would give rise to an adjustment), or (iii) the Company or Nokia make any other distribution to its security holders or shareholders in each case with a record date before the settlement-delivery of the Offer or, if any, the Reopened Offer (or the relevant settlement date with respect to liquidity mechanism), then the Offer Exchange Ratio will be appropriately adjusted to provide to the holders of such Company security the same economic effect as contemplated by the Memorandum of Understanding prior to such event.

Any adjustment of the terms of the Offer will be submited beforehand to the AMF and will be announced in a press release by Nokia.

1.3.3	Position of OCEANEs holders

On July 3, 2013, Alcatel Lucent issued 349,414,680 OCEANEs with a maturity date of July 1, 2018 (the “2018 OCEANEs”). The terms and conditions of the 2018 OCEANEs are set out in the securities note that is included in the prospectus that received the visa No. 13-305 of the AMF on June 26, 2013, established for the issuance of the 2018 OCEANEs. The 2018 OCEANEs, which have a par value of EUR 1.80, with an annual interest rate of 4.25%, and with a maturity date of July 1, 2018, are convertible or exchangeable at any time after August 12, 2013, and give right to 1.06 new or existing Shares for every one 2018 OCEANE (after adjustment following the share capital increase of December 9, 2013), subject to the adjustments provided for by the prospectus and pursuant to the conditions of the said prospectus. To the Company’s knowledge, 349,413,670 of the 2018 OCEANEs are outstanding at the date of the present response offer document.

On June 10, 2014, Alcatel Lucent issued 167,500,000 OCEANEs with a maturity date of January 30, 2019 (the “2019 OCEANEs”). The terms and conditions of the 2019 OCEANEs are set out in the securities note that is included in the prospectus that received the visa No. 14-254 of the AMF on June 2, 2014, established for the issuance of the 2019 OCEANEs and the 2020 OCEANEs. The 2019 OCEANEs, which have a par value of EUR 4.11, with an annual interest rate of 0%, and with a maturity date of January 30, 2019, are convertible or exchangeable at any time after July 20, 2014, and give right to one new or existing Share for every one 2019 OCEANE, subject to the adjustments provided for by the prospectus and pursuant to the conditions of the said prospectus. To the Company’s knowledge, 167,500,000 of the 2019 OCEANEs are outstanding at the date of the present response offer document.

On June 10, 2014, Alcatel Lucent issued 114,499,995 OCEANEs with a maturity date of January 30, 2020 (the “2020 OCEANEs”). The terms and conditions of the 2020 OCEANEs are set out in the securities note, which is included in the prospectus that received the visa No. 14-254 of the AMF on June 2, 2014, established for the issuance of the 2019 OCEANEs and 2020 OCEANEs. The 2020 OCEANEs, which have a par value of EUR 4.02, with an annual interest rate of 0.125%, and with a maturity date of January 30, 2020, are convertible or exchangeable at any time after July 20, 2014, and give right to one new or existing Share for every one 2020 OCEANE, subject to the adjustments provided for by the prospectus and pursuant to the conditions of the said prospectus. To the Company’s knowledge, 114,499,995 of the 2020 OCEANEs are outstanding at the date of the present response offer document.

1.3.3.1	OCEANEs tendered into the Offer

Holders of OCEANEs who wish to tender their OCEANEs into the offer, may do so under the terms provided within the present Section 1.3.3 and within Section 3.13 of the Offer Document.

1.3.3.2	OCEANEs holders’ right in the event of a tender offer

(a)	Conversion or exchange of the OCEANEs in the event of a tender offer

Under the terms of the OCEANEs, since the Offer may lead to a Change of Control (as defined below) of Alcatel Lucent, the opening of the Offer resulted in adjustment of the conversion/exchange ratio for the duration of the Adjustment Period (as defined below) in accordance with the following formula:

NCER = CER x [1 + OCEANE Issue Premium x (D/DT)]

where:

•	“NCER” means the OCEANEs new conversion/exchange ratio applicable during the Adjustment Period;

•

“CER” means the conversion/exchange ratio in effect before the Offer opening date, such conversion/exchange ratio being 1.06 Share for every one 2018 OCEANE, one Share for every one 2019 OCEANE, and one Share for every one 2020 OCEANE;

•

“OCEANE Issue Premium” means the premium, expressed as a percentage, determined by comparing the par value per unit of the OCEANEs to the reference price of the Alcatel Lucent’s Shares used at the time the final terms of the OCEANEs were determined, such premium being 36.8% for the 2018 OCEANEs, 40.2% for the 2019 OCEANEs and 37.1% for the 2020 OCEANEs;

•

“D” means the number of days between the Offer opening date (inclusive) and the OCEANE maturity date (excluded), with the maturity date being July 1, 2018 for the 2018 OCEANEs, January 30, 2019 for the 2019 OCEANEs and January 30, 2020 for the 2020 OCEANEs; and

•

“DT” means the number of days between the issuance date of the OCEANEs (inclusive) (such date being July 3, 2013 for the 2018 OCEANEs and June 10, 2014 for the 2019 OCEANEs and 2020 OCEANEs) and the maturity date of the OCEANEs (exclusive) (such number of days being 1 824 days for the 2018 OCEANEs, 1 695 days for the 2019 OCEANEs and 2 060 days for the 2020 OCEANEs).

As a result of the Offer, the adjusted conversion/exchange ratios (or the NCERs) are 1.26 for the 2018 OCEANEs, 1.28 for the 2019 OCEANEs and 1.28 for the 2020 OCEANEs, based on an opening date of the Offer on November 18, 2015.

The adjustment of the conversion/exchange ratio discussed above will, pursuant to the terms of the respective securities notes of the OCEANEs, benefit only those holders of OCEANEs who will exercise their conversion/exchange right, between (and including):

(A)	the opening date of the Offer, and

(B)

(i) (x) if the AMF declares that the Offer is successful, the date that is 15 business days (jours ouvrés) after the publication by the AMF of the results of the Offer (taking into account the results of the U.S. Offer) or, if the Offer is reopened, the date that is 15 business days (jours ouvrés) after the completion of the Reopened Offer, or (y) if the AMF declares that the Offer is unsuccessful, the date of publication by the AMF of the result of the Offer; or

(ii)	if the Offeror withdraws the Offer, the date on which such withdrawal is published.

This period is referred to as the Adjustment Period (“Adjustment Period”).

For the purpose of this Section 1.3.3.2, the term “Change of Control” means acquisition by one or more individual(s) or legal entity or entities, acting alone or in concert, of the control of the Company, with “control” meaning the holding (directly or indirectly through the intermediary of companies themselves controlled by the individual(s) or entity or entities concerned) (x) the majority of voting rights attached to the Company Shares or (y) more than 40% of these voting rights if no other shareholder of the Company, acting alone or in concert, holds (directly or indirectly through the intermediary of companies controlled by this or these shareholders) a higher percentage of voting rights.

In the event of the conversion of the OCEANEs during the Adjustment Period, the corresponding Shares will be delivered within a maximum of three business days (jours ouvrés) of the OCEANEs conversion request date.

In the event of an adjustment, the Company is obligated to notify the holders of OCEANEs of such adjustment, at the latest within five business days (jours ouvrés) following the entry into force of the new adjustment, by means of a notice published in a financial newspaper with general distribution. Such adjustment shall also be subject to a notice issued by Euronext Paris within the same deadline.

(b)	Early redemption in the event of a Change of Control

In addition, in the case of the occurrence of a Change of Control (as would be the case if the Offer is successful), any holder of OCEANEs may, at its option, request the early redemption in cash of the OCEANEs owned by such holder at par plus, as applicable, accrued interest from the date interest was last paid, pursuant to the terms of the prospectus relating to the issue of such OCEANEs.

If the Offer is successful, the Company will inform the holders of OCEANEs of any Change of Control by means of a notice distributed by the Company and posted on its website (www.alcatel-lucent.com) as well as in a notice to be issued by Euronext Paris at the latest within 30 calendar days following the effective Change of Control. These notices are expected to remind the holders of OCEANEs that they have the right to request the early redemption of their OCEANEs and to indicate (i) the early redemption date which would be between the 25th and the 30th business day (jours ouvrés) following the distribution date of the notice by the Company, (ii) the redemption amount and (iii) the period, of at least 15 business days (jours ouvrés) following the distribution date of the notice by the Company, during which the early redemption requests for the OCEANEs must be received by the centralizing agent.

To obtain early redemption of the OCEANEs, holders of OCEANEs must file a request with the financial intermediary holding their OCEANEs in a securities account. Any such demand may not be revoked once it is received by the relevant financial intermediary.

Requests for early redemption and the corresponding OCEANEs must be received by the centralizing agent no later than the fifth business day (jours ouvrés) before the early redemption date.

In such case, the OCEANEs, where an early redemption was requested, will be redeemed at a price equal to par plus, with regards to OCEANEs 2018 and OCEANEs 2020, accrued interests from the date the interest was last paid preceding the date of early redemption, to the date set for the early redemption.

(c)	Early redemption in the event of delisting of the Shares

Additionally, pursuant to the terms of the securities notes relating to the issue of each of the OCEANEs, the representative of the body (Masse) of the OCEANEs of one serie (Représentant de la Masse) may, upon decision of the general meeting of the holders of OCEANEs of that serie, acting under conditions of quorum and majority provided for by law, by written notice sent to the company, with a copy to the centralizing agent, make all of the OCEANEs due and payable at a price equal to par plus, as applicable, accrued interests from the date the interest was last paid, to the date set for the early redemption, in the event where (i) Shares of the Company cease to be listed on Euronext Paris and are not listed on any other regulated market within the European Union and (ii) the ADSs or Shares cease to be listed on a regulated market in the United States.

As a consequence, such early redemption right may be triggered in connection with the Offer in the event of implementation of a squeeze-out procedure for Shares, or of delisting of Shares on Euronext Paris and the ADSs on the NYSE (see the intentions of Nokia regarding squeeze-out and delisting as described in Section 1.2.6 of the Offer Document).

(d)	Early redemption of a serie of OCEANEs if the outstanding OCEANEs of such serie represent less than 15% of such series

Pursuant to the terms of the securities notes relating to the issue of each of the OCEANEs, the Company may, at its option and at any time, subject to advance notice of at least 30 calendar days, redeem at par value plus, with regards to OCEANEs 2018 and OCEANEs 2020, accrued interests from the date the interest was last paid, to the date set for the early redemption all of the outstanding 2018 OCEANEs, 2019 OCEANEs or 2020 OCEANEs, if less than 15% of any such series of the OCEANEs remain outstanding. If the Offer is successful, Nokia expressly reserves the right to cause Alcatel Lucent to decide such redemption at any relevant time.

The holders of OCEANEs will retain the ability to exercise their OCEANEs conversion/exchange right up to and including the seventh business day preceding the early redemption date.

(e)	Payment of interest with respect to the 2018 OCEANEs

Holders of the 2018 OCEANEs are reminded that the next interest payment with respect to the 2018 OCEANEs will occur on January 4, 2016 and the interest will be paid to the holders of record of the 2018 OCEANEs on December 31, 2015. Since it is expected that the settlement-delivery of the Offer will occur after December 31, 2015, Nokia would not become a holder of record of the 2018 OCEANEs at that date. Accordingly, the next interest payment with respect to the 2018 OCEANEs will be made by Alcatel Lucent on or around January 4, 2016 to the holders of record of the 2018 OCEANEs on December 31, 2015 whether or not they have tendered their 2018 OCEANEs into the Offer.

1.3.4	Position of Stock Option holders

The Company has granted Stock Options under several plans in 2006, 2007, 2008, 2009, 2010, 2011, 2012 and 2013, the main features of which are set out on pp. 153 et seq. of the 2014 reference document of the Company filed with the AMF on March 20, 2015 under No. D. 15-0179 and available on the websites of the Company (www.alcatel-lucent.com) and the AMF (www.amf-france.org). For the 2014 financial year, it has been agreed in the Memorandum of Understanding that the grant of Stock Options would be replaced by the grant of unrestricted shares (see Section 1.3.6 of this response offer document).

The beneficiaries of Stock Options who wish to tender the Shares to which such Stock Options give right need to exercise such Stock Options sufficiently in advance in order for such underlying Shares to be tendered, no later than the last day of the Offer, or as the case may be, no later than the last day of the Reopened Offer.

As of October 31, 2015 and to the knowledge of the Company, there are 81,040,440 Stock Options issued, out of which 67,452,250 Stock Options are exercisable and the Shares which may be issued pursuant to their exercise are transferable.

Alcatel Lucent will offer to holders of Stock Options granted before the execution of the Memorandum of Understanding, namely on April 15, 2015 (a total number of approximately de 13,588,190 to the knowledge of the Company as of October 31, 2015), the acceleration of their rights to exercise their Stock Options, provided that the Offer is successful, that the beneficiaries satisfy the presence condition on the last day of the Offer and that they undertake to exercise their Stock Options that are covered by the acceleration as well as all the vested Stock Options (except, as the case may be, those which are subject to a tax lock-up period under French or Belgian law) and that they undertake to sell the Shares resulting from the exercise of such Stock Options on the market 2 trading days at the latest before the last day of the Reopened Offer, or in the event there would be no Reopened Offer, before the squeeze-out.

The beneficiaries will however be released from their undertaking to exercise their Stock Options and to sell the underlying Shares if the sum of the exercise price of such Stock Options and the costs and expenses relating to this exercise is higher than the sale price of their Shares. These beneficiaries will irrevocably accept the terms and conditions of the liquidity agreement described in Section 1.3.9.1 of this response offer document in respect of these Stock Options not exercised. Similarly, these beneficiaries will also irrevocably accept the terms and conditions of the liquidity agreement described in Section 1.3.9.1 of this response offer document in respect of their Stock Options which are subject to a tax lock-up period under French or Belgian law, unless they opted for an acceleration agreement covering such Stock Options.

In certain jurisdictions, these mechanisms may be adapted to comply with possible applicable statutory, regulatory or other type of constraints.

With respect to Stock Option holders who do not accept such an acceleration, the terms and conditions of their Stock Options will remain unchanged, including the presence and, as the case may be, performance conditions. Certain holders may benefit from a liquidity mechanism, under certain conditions and to the extent allowed by the applicable regulations (see Section 1.3.9.1 of this response offer document).

1.3.5	Position of Performance Shares beneficiaries

The Company has granted free Performance Shares under several plans during 2008, 2009, 2010, 2011, 2012, 2013 and 2014, the main features of which are set out on pp. 149 et seq. of the reference document 2014 of the Company filed with the AMF on March 20, 2015 under No. D. 15-0179, available on the websites of the Company (www.alcatel-lucent.com) and the AMF (www.amf-france.org). An additional Performance Shares plan has been implemented on July 29, 2015.

As of October 31, 2015 and to the Company’s knowledge, there are 28,188,080 unvested Performance Shares and 2,506,385 vested Performance Shares that remain subject to a holding period which is not expected to expire prior to the end date of the Offer.

Alcatel Lucent will offer to holders of Performance Shares granted before the execution of the Memorandum of Understanding, namely on April 15, 2015, and still subject to a vesting period (a total number of approximately 18,217,530 to the Company’s knowledge as of October 31, 2015), an option to waive their rights under the Performance Shares plans in exchange for an indemnity payable in Shares free from any presence or performance conditions, provided notably that the Offer is successful, that the beneficiaries satisfy the presence condition on the last day of the Offer and that they undertake to sell the Shares thus received on the market 2 trading days at the latest before the last day of the Reopened Offer.

In certain jurisdictions, these mechanisms may be adapted to comply with possible statutory, regulatory or other type of.

With respect to the Performance Shares of the beneficiaries who do not accept such a waiver, the terms and conditions of their Performance Shares will remain unchanged, including the presence and performance conditions, it being understood however that the Alcatel Lucent board of directors decided, regarding the performance conditions, to change them, in case of Reduced Liquidity (as defined in Section 1.3.9.1 of the present response offer document), in order to substitute the stock market price of Shares by the stock market price of Nokia shares as the reference stock market price and to adjust the representative reference sample. In addition, such beneficiaries will benefit from a liquidity mechanism, under certain conditions and to the extent allowed by the applicable regulations (see Section 1.3.9.1 of this response offer document).

With respect to the unvested Performance Shares granted after April 15, 2015, the underlying beneficiaries will benefit from a liquidity mechanism, under certain conditions and to the extent allowed by the applicable regulations (see Section 1.3.9.2 of this response offer document).

With respect to the vested Performance Shares of beneficiaries who are French tax residents but are subject to a holding period, the attention of such beneficiaries is drawn of the possibility for them, in spite of the legal lock-up period, to tender their Performance Shares. Article L. 225-197-1(III) of the French Commercial Code provides that, in the context of an exchange of free shares without a balancing cash consideration, and during the holding period of such shares, during a public exchange offer, the remaining holding period remains applicable to the shares provided as consideration in the context of the Offer (see Section 2.23.1.1(a)(iii) of the Offer Document). Thus, Nokia shares received in exchange will be subject to the remaining holding period.

However, given the tax constraints described in Section 2.23.1.1(a)(iii) of the Offer Document, the holders of Performance Shares who are still subject to a holding period will be excluded from the mechanism applicable to fractional Shares referred to in Section 1.3.1 of this response offer document. As a consequence, they may tender into the Offer only multiple of twenty (20) Shares. Performance Shares still subject to a holding period and which would not have been tendered to the Offer or, as the case may be, to the Reopened Offer, will be, as the case may be, subject to the squeeze-out.

Furthermore, in the event some of the Performance Shares become transferable following the death or disability of their beneficiaries in accordance with the provisions of Article L. 225-197-1 of the French Commercial Code, such Performance Shares would be covered by the Offer and may be tendered.

1.3.6	Position of beneficiaries of the Stock Options plan 2014

Alcatel Lucent had considered granting a Stock Options plan for the financial year 2014 which finally was not granted. In lieu of this Stock Options plan, Alcatel Lucent will grant unrestricted Shares (3,507,185 Shares to the knowledge of the Company as of October 31, 2015) to the beneficiaries with the following ratio: one Share for every two Stock Options. Such grant of Shares will be subject to the Offer being successful, the beneficiaries satisfying the presence condition on the last day of the Offer and their undertaking to sell the Shares thus received on the market 2 trading days at the latest before the last day of the Reopened Offer.

In certain jurisdictions, these mechanisms may be adapted to comply with possible statutory, regulatory or other type of.

1.3.7	Position of Shares held by a company mutual fund (fonds commun de placement d’entreprise)

The mutual fund supervisory board (conseil de surveillance du Fonds Commun de Placement Actionnariat) of Alcatel Lucent (“FCP 2AL”), which holds 1.16% of share capital and 2.30% of voting rights of Alcatel Lucent as of June 30, 2015, will decide whether or not to tender the Shares it holds. This decision will be covered by a press release. If such Shares are tendered into the Offer, the supervisory board of FCP 2AL will be required to amend the rules of the fund, subject to approval of these amendments by the AMF, in order to substitute any reference in the plan to “Alcatel Lucent” by “Nokia”.

1.3.8	Position of ADSs holders and U.S. holders of securities

U.S. holders of Shares, holders of ADSs, wherever located, and U.S. holders of OCEANEs may not tender their Securities in the Offer. U.S. holders of Shares, holders of ADSs, wherever located, and U.S. holders of OCEANEs who wish to tender their Securities may only tender them in the U.S. Offer. This response offer document does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any Securities in relation to U.S. holders of Shares, holders of ADSs, wherever located, and U.S. holders of OCEANEs, nor is it a substitute for the U.S. Offer Documents. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made to U.S. holders of Shares, holders of ADSs, wherever located, and U.S. holders of OCEANEs only through the documents relating to the U.S. Offer.

U.S. holders of shares, holders of ADSs, wherever located, and U.S. holders of OCEANEs are urged to read the documents relating to the U.S. offer when they become available because they contain or will contain important information that such holders should consider before making any decision regarding the proposed Offer.

The documents relating to the U.S. Offer, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, are or will be available free of charge at the SEC’s website (www.sec.gov).

1.3.9	Liquidity offered to holders of Stock Options and beneficiaries of Performance Shares

1.3.9.1	Liquidity offered to holders of Stock Options and beneficiaries of Performance Shares allocated before 2015

Pursuant to the Memorandum of Understanding, the Offeror will offer a liquidity agreement to those holders of the following plans who are French tax residents, because of the tax constraints to which they are subject:

•	Performance Shares Plans n°A0914RUROW and n°A0914RPROW dated September 15, 2014, regarding a maximum number of 1,796,429 Shares as of October 31, 2015;

•	Stock Options Plan n°A0812NHFR2 dated August 13, 2012, regarding a maximum number of 26,420 Shares as of October 31, 2015;

•	Stock Options Plans n°A0312COFR2, n°A0312CPFR2 and n°A0312NHFR2 dated March 14, 2012, regarding a maximum number of 1,474,681 Shares as of October 31, 2015.

This liquidity agreement will also be offered to Belgian tax residents beneficiaries of the following plan, provided that they opted for the taxation of these Stock Options at the grant on a reduced base and that they undertook to hold these Stock Options:

•	Stock Options n°A0713COBE2 dated July 12, 2013, regarding a maximum number of 170,637 Shares as of October 31, 2015

Pursuant to this liquidity agreement, in the event of (i) a delisting of the Shares, of (ii) a holding by Nokia of more than 85% of the Shares or of (iii) an average daily trading volume of Shares on Euronext Paris falling below 5,000,000 Shares for 20 consecutive trading days (a “Reduced Liquidity”), the Shares received by holders of Stock Options will automatically be exchanged for Nokia shares, or the cash equivalent of the market value of such Nokia shares, upon exercise of these Stock Options after expiration of the lock-up period. This liquidity agreement also provides that the relevant Performance Shares will be automatically exchanged by Nokia for Nokia shares, or for the cash equivalent of the market value of such Nokia shares, shortly after expiration of the lock-up period.

The exchange ratio shall comply with the exchange ratio of the Offer, subject to certain adjustments, applicable in the event of financial transactions of Nokia or Alcatel Lucent, to allow the holders of Stock Options and beneficiaries of Performance Shares to obtain the same value in Nokia shares or in cash which they would have obtained had such transactions not taken place.

In addition, a liquidity agreement will also be offered in relation to (i) vested Stock Options not covered by the selling undertaking described in Section 1.3.4 and in respect of which the sum of the exercise price and the costs and expenses relating to such exercise is above 90% of the stock price of the Share at the end of the last day of the Reopened Offer on Euronext Paris and (ii) vested and unvested Stock Options, that are covered by a liquidity agreement as described in Section 1.3.4 of this response offer document. This liquidity agreement will be settled, as described above, in Nokia shares or in the cash equivalent of the market value of such shares.

The liquidity agreement referred to in Section 1.3.4 of this response offer document, regarding the beneficiaries having opted for the acceleration, will be accepted by these beneficiaries simultaneously with the acceleration agreement.

In certain jurisdictions, these mechanisms may be adapted to comply with possible statutory, regulatory or other type of.

1.3.9.2	Liquidity offered to holders of Stock Options and beneficiaries of Performance Shares allocated in 2015

Pursuant to the Memorandum of Understanding, the Offeror and the Company have agreed to enter into a liquidity agreement with all the holders of Performance Shares granted in 2015, pursuant to which, in the event of a Reduced Liquidity at the date of expiration of the applicable vesting period, all Performance Shares, namely, to the Company’s knowledge, a maximum number of 9,970,550 Shares as of October 31, 2015, shall be automatically exchanged by the Offeror for Nokia shares, or for the cash equivalent of the market value of such Nokia shares, shortly after expiration of such vesting period.

The exchange ratio shall comply with the exchange ratio of the Offer, subject to certain adjustments, applicable in the event of financial transactions by Nokia or Alcatel Lucent, to allow holders of Performance Shares to obtain the same value in Nokia shares or in cash that they would have obtained had such transactions not taken place.

In certain jurisdictions, these mechanisms may be adapted to comply with possible statutory, regulatory or other type of.

1.3.10	Conditions of the Offer

1.3.10.1	Mandatory Minimum Acceptance Threshold

By application of the provisions of Article 231-9(I) of the AMF General Regulation, the Offer will lapse if, on the closing date of the Offer, the Offeror does not hold a number of Company Shares representing more than 50% of the Company share capital or the voting rights, taking into account, if necessary, the Shares resulting from the conversion of the OCEANEs tendered into the Offer and the U.S. Offer (the “Mandatory Minimum Acceptance Threshold”).

The Offeror undertakes, provided that this is necessary to reach the Mandatory Minimum Acceptance Threshold, to convert from the settlement-delivery of the Offer a sufficient number of OCEANEs that would be tendered into the Offer and the U.S. Offer so that, taking into account the Shares and voting rights attached to the Shares resulting from the conversion of such OCEANEs, the Offeror holds a number of Shares representing a fraction of share capital or voting rights of the Company higher than the Mandatory Minimum Acceptance Threshold. The conversion of such OCEANEs will be deemed to have retroactive effect to the date of closing of the Offer for the purpose of calculating the Mandatory Minimum Acceptance Threshold.

The Mandatory Minimum Acceptance Threshold shall be calculated as follows:

•

the numerator includes (i) all Shares validly tendered into the Offer and into the U.S. Offer (including Shares represented by ADSs) on the closing date of the last of the two Offers and (ii) all Shares issuable upon conversion of the OCEANEs validly tendered into the Offer and into the U.S. Offer on the closing date of the last of the two Offers, taking into account the conversion ratio applicable on the closing date of such Offers, and (iii) all treasury Shares and Shares held by the Company’s affiliates;

•

the denominator includes (i) all Shares issued and outstanding (including Shares represented by ADSs) on the closing date of the last of the two Offers and (ii) all Shares issuable upon conversion of the OCEANEs validly tendered into the Offer and into the U.S. Offer on the closing date of the last of the two Offers, taking into account the conversion ratio applicable on the closing date of such Offers.

For information purposes and without taking into account the potential conversion of the OCEANEs validly tendered into the Offer as of the closing date of the Offer, the Mandatory Minimum Acceptance Threshold corresponds, as of the date of this response offer document and to the Company’s knowledge, to the holding of at least 1,420,754,078 Shares or at least 1,443,823,895 Alcatel Lucent voting rights (on the basis of a total number of 2,841,508,155 Shares or 2,887,647,789 theoretical voting rights issued).

Whether the Mandatory Minimum Acceptance Threshold has been reached will not be known before the publication of the final results of the Offer taking into account the result of the U.S. Offer, which will take place after the closing of the Offer.

If the Mandatory Minimum Acceptance Threshold (calculates as indicated above) is not reached, the Offer would not be continued and, therefore, the Securities tendered into the Offer would be returned to their owners, in principle, within three trading days after the publication of the results notice (avis de résultat) notifying the lapse of the Offer, without interest, compensation or any other payment which may be owed to owners.

1.3.10.2	Minimum Tender Condition

In accordance with the provisions of Article 231-9(II) of the AMF General Regulation, the Offer is subject to a number of Shares being tendered into the Offer, on the announcement date of the results of the Offer by the AMF taking into account the result of the U.S. Offer, of more than 50% of the Securities of the Company on a fully diluted basis (the “Minimum Tender Condition”).

The Minimum Tender Condition shall be calculated as follows:

•

the numerator includes (i) all Shares validly tendered into the Offer and into the U.S. Offer (including Shares represented by ADSs) on the closing date of the last of the two Offers and (ii) all Shares issuable upon conversion of the OCEANEs validly tendered into the Offer and into the U.S. Offer on the day of the closing of the last of the two Offers, taking into account the conversion ratio applicable on the closing date of such Offers;

•

the denominator includes (i) all Shares issued and outstanding (including Shares represented by ADSs) on the closing date of the last of the two Offers and (ii) all Shares issuable at any time prior to, on or after the closing date of the last of the two Offers upon conversion of the OCEANEs (taking into account the conversion ratio applicable on the closing date of such Offers), exercise of Stock Options or acquisition of Performance Shares.

The Offeror, the Company, the Alcatel Lucent shareholders and the holders of OCEANEs will not know whether the Minimum Tender Condition is satisfied before the publication of the results of the Offer and the U.S. Offer, which will take place after the closing of both Offers.

The Offeror reserves the ability to waive the Minimum Tender Condition on or before the day of publication by the AMF of the results of the Offer and the U.S. Offer, in accordance with the provisions of Article 231-9(II) of the AMF General Regulations, or to suppress or lower this Minimum Tender Condition by submitting an improved offer no later than 5 trading days before the closing of the Offer, in accordance with the provisions of Article 232-7 of the AMF General Regulation.

If the Minimum Tender Condition (calculated as indicated above) is not satisfied and except if the Offeror decides to waive the Minimum Tender Condition as mentioned in the previous paragraph, the Offer shall not continue and the Securities tendered into the Offer shall be returned to their owners, without interest, compensation or any other payment which may be owed to owners.

1.3.10.3	Authorization of the extraordinary general meeting of Nokia’s shareholders

The Offer is subject to the approval of the extraordinary general meeting of Nokia’s shareholders, convened October 22, 2015 and scheduled to take place on December 2, 2015, of a resolution related to the authorization of the board of directors to resolve on the issuance of the Nokia shares as consideration for the Securities tendered into the Offer or, as the case may be, into the Reopened Offer.

This resolution shall be approved by a two-thirds majority of the votes cast and shares represented at the general meeting.

If, for any reason, the condition provided by this Section 1.3.10.3 is not satisfied, the Offer will lapse automatically in accordance with the provisions of Article 231-12 of the AMF General Regulation, without interest, compensation or any other payment due.

1.3.11	Procedure for tendering into the Offer

The Offer would remain open for 26 trading days, in accordance with the provisions of Article 232-2 of the AMF General Regulation unless it is extended by the AMF.

The Securities tendered into the Offer (or, as the case may be, into the Reopened Offer) must be freely transferable and free from all liens, pledges or all other security or encumbrance restricting the free transfer of their ownership. The Offeror reserves the right to disregard any Securities tendered into the Offer which do not meet this requirement.

The Company shareholders or the holders of OCEANEs whose Shares or OCEANEs are held through before a financial intermediary (credit institution, investment firm, etc.) and who wish to tender their Shares and/or OCEANEs into the Offer (or, as the case may be, into the Reopened Offer) shall give order to such financial intermediary to tender into the Offer (or, as the case may be, into the Reopened Offer) in accordance with the sample provided by such intermediary no later than on the date of closing of the Offer (or, as the case may be, into the Reopened Offer).

In accordance with Article 232-2 of the AMF General Regulations, the orders for tendering into the Offer may be withdrawn at any time, up to, and including on, the closing date of the Offer. After this date, they will be irrevocable.

The Company shareholders or the holders of OCEANEs whose Shares or OCEANEs are held in direct nominative form in the Company’s register (nominatif pur) (kept by its proxies, BNP Paribas Securities Services regarding the Shares and CACEIS Corporate Trust regarding the OCEANEs) shall register them in administrated nominative form (nominatif administré) in order to tender the Shares or OCEANEs into the Offer (or, as the case may be, into the Reopened Offer), unless they have previously requested their conversion into bearer form. Shareholders who have expressly requested conversion of their Shares into bearer form shall lose advantages related to nominative shares if the Offer is discontinued.

The contribution of the Shares or OCEANEs Alcatel Lucent into the Offer should not, in principle, cause any billing of brokerage fees from financial intermediaries. No commission will be paid by Nokia to any intermediary of Alcatel Lucent shareholders or holders of OCEANEs or any person soliciting the contribution of the Shares or OCEANEs Alcatel Lucent into the Offer.

1.3.11.1	Centralization of the orders

The centralization of the orders to tender the Shares and the OCEANEs into the Offer and into the U.S. Offer is made by Euronext Paris.

Each financial intermediary and institution holding nominative accounts of Company Securities shall transfer to Euronext Paris the Shares and the OCEANEs for which they have received an order to tender into the Offer and into the U.S. Offer, at a date indicated in the notice of Euronext Paris.

After Euronext Paris receives all orders to tender into the Offer and into the U.S. Offer under the conditions set out above, Euronext Paris will centralize all such orders, determine the results of the Offer taking into account the results of the U.S. Offer and communicate such results to the AMF.

The steps set out above would be repeated in the same order and on the terms, in particular in relation of timing, which would be set out in a notice published by Euronext Paris in the context of the Reopened Offer.

The centralization of the ADSs tendered into the U.S. Offer is made by Citibank, N.A., the U.S. exchange agent for the U.S. Offer (the “U.S. Exchange Agent”).

During the U.S. Offer period, ADS holders who wish to tender their ADSs into the U.S. Offer must tender (or direct their financial intermediary to tender) such ADSs to the U.S. Exchange Agent. The manner of tender will depend on whether the ADSs are materialized or dematerialized, and on whether the dematerialized ADSs are held through The Depository Trust Company or directly on the ADS register of the ADS depositary.

All ADSs that are tendered to the U.S. Exchange Agent may be withdrawn from the tender at any time prior to the expiration of the U.S. Offer in accordance with the terms of the U.S. Offer. After the expiration of the U.S. Offer, the tendered ADSs will be held by, or at the instruction of, the U.S. Exchange Agent and will not be released by the U.S. Exchange Agent until the announcement by the AMF of the results of the Offer, taking into account the results of the U.S. Offer. If the Offer is successful, the tendered ADSs will be released by the U.S. Exchange Agent to Nokia. If the Offer is not successful, the tendered ADSs will be returned by the U.S. Exchange Agent to the applicable tendering parties.

No later than the fifth U.S. business day after the expiration of the U.S. Offer, the U.S. Exchange Agent will report to the AMF the total number of ADSs tendered into and not withdrawn from the U.S. offer.

1.3.11.2	Publication of the results of the Offer and settlement-delivery

The AMF will publish the results of the Offer, taking into account the results of the U.S. Offer, no later than nine trading days after the closing date of the Offer.

If the AMF determines that the Offer is successful, taking into account the results of the U.S. Offer, Euronext Paris will announce the settlement-delivery date of the Offer in a notice.

The settlement-delivery of the Offer will take place following (i) the implementation of the centralization by Euronext Paris of the Shares and OCEANEs tendered into the Offer (it being specified that the centralization of the ADSs in the context of the Offer will be made by the U.S. Exchange Agent, as indicated in Section 1.3.11.1 of this response offer document), and (ii) the implementation of the formalities required by Finnish law for the issuance of the Nokia shares which must be issued in the context of the Offer and, in particular, the registration of such shares with the Finnish Trade Register (Kaupparekisteri), and their creation in Euroclear Finland’s book-entry system.

Given the requirements of the Finnish law relating to the issuance and delivery of the new Nokia shares which must be delivered in the context of the Offer and the U.S. Offer, the transfer of ownership of the Shares and OCEANEs tendered into the Offer and into the U.S. Offer will take place on the date of registration of such new Nokia shares in the Finnish Trade Register, prior to such registration, at 0:00 am French time (1:00 am Finnish time), all rights pertaining to these Shares and OCEANEs being transferred to the Offeror on that date. On the same date, the Shares and OCEANEs will be delivered by Euronext Paris to the Offeror, subject to the prior delivery by the Offeror to Euronext Paris of the Nokia shares issued as consideration for the Offer and for the U.S. Offer (excluding the Nokia shares issued as consideration of the ADSs tendered into the U.S. Offer and centralized by the U.S. Exchange Agent).

When Euronext Paris receives the Nokia shares, it will transfer them to the financial intermediaries representing the Alcatel Lucent shareholders and holders of OCEANEs who have tendered their Shares and/or OCEANEs into the Offer and into the U.S. Offer, in principle the trading day after.

The steps set out above would be repeated in the same order and on the same terms, in particular, in relation of timing which would be set out in a notice published by Euronext Paris in the context of the Reopened Offer.

No interest will be payable for the period between the date on which the Shares and OCEANEs are tendered into the Offer or into the U.S. Offer (or, as the case may be, into the Reopened Offer) and the date of settlement-delivery of the Offer or the U.S. Offer (and, as the case may be, the Reopened Offer).

The settlement-delivery of the ADSs, with respect to the U.S. Offer, will be made by the U.S. Exchange Agent in accordance with the procedures described in the Registration Statement on Form F-4 filed with the U.S. securities regulator (the U.S. Securities and Exchange Commission) and published on the website of this authority (www.sec.gov).

1.3.12	Reopening of the Offer

In accordance with the provisions of Article 232-4 of the AMF General Regulation, if the Offer is successful, it will be automatically reopened in the 10 trading days after the publication of final result of the Offer. The AMF will publish the reopening timetable, which will last 10 trading days (the “Reopened Offer”)

In case of reopening of the Offer, the terms of the Reopened Offer would be the same as the terms of the initial Offer. In particular, the tender and centralization procedure of the Reopened Offer would be the same as the procedure applicable to the Offer set out in Section 1.3.11 of the present response offer document, it being understood that the orders to tender into the Reopened Offer are irrevocable.

In case of reopening of the Offer, the AMF will publish a timetable related to the Reopened Offer.

1.3.13	Restrictions concerning the Offer outside France

The Offer is being made only in France.

This response offer document is not intended to be distributed in any country other than France.

The Offer is not subject to any formality, registration or visa outside France. Holders of Shares and OCEANEs outside France cannot participate to the Offer unless the local law applicable to them allows it. Indeed, the participation to the Offer and the distribution of this response offer document may be subject to restrictions outside France. The Offer is not directed, directly or indirectly, to persons who are subject to such restrictions and may not be accepted from a country in which the Offer is subject to restrictions. Persons who are in possession of this response offer document must comply with the restrictions in force in their countries. A failure to comply with such restrictions may constitute a breach of the applicable stock exchange laws and regulations in these countries.

The Offeror declines any responsibility in case of breach by any person of applicable restrictions.

This response offer document and the other documents relating to the Offer do not constitute an offer to sell or purchase transferable financial instruments or a solicitation of such an offer in any country in which such an offer or solicitation is illegal or to any person to whom such an offer or solicitation could not be duly made.

This response offer document and the other documents relating to the Offer do not constitute an extension of the offer made in the United States and the Offer is not being made, directly or indirectly, in the United States, to persons located in the United States, by use of the mail, or by any means of communication or instrumentality of commerce (including, but not restricted to, transmissions by fax, phone and email) of the United States or of any facility of a United States securities exchange. Consequently, copies of this response offer document and other documents relating to this document or to the Offer may not be mailed, communicated, or otherwise distributed in the United States by an intermediary or any other person in any manner whatsoever. Accordingly, no shareholder or holder of OCEANEs may tender his Shares or his OCEANEs into the Offer if he cannot represent that (i) he has not received in the United States a copy of this response offer document or any other document related to the Offer and that he did not send any such document into the United States, (ii) he has not used, directly or indirectly, the mails, or a means of communication or other means or instrumentality of commerce or the facilities of a United States securities exchange in relation to the Offer, (iii) he was not in the United States when he accepted the Offer or gave his order to tender his shares and (iv) he is not an agent nor a fiduciary acting for a person other than a person who gave his instructions outside the United States. Authorized intermediaries may not accept orders to tender securities which have not been made according to the provisions set forth above (except as otherwise expressly authorized or instructed by or on behalf of the Offeror, in its absolute discretion).

The U.S. Offer is initiated in the United States in parallel and separately from this proposed Offer. The U.S. Offer is open to all holders of Shares and OCEANEs who are resident in the United States and to holders of ADSs, regardless of whether they are residents or not in the United States, in accordance with the exchange offer and the documents which the Offeror will file with the U.S. Securities and Exchange Commission (the “Documents of the U.S. Offer”). U.S. holders of Securities may not tender their Securities into the Offer. U.S. holders of Securities who wish to tender their Securities into the Offers may only tender them into the U.S. Offer. Furthermore, holders of ADSs may not tender their securities into the Offer. The holders of ADSs who wish to tender their ADSs into the Offers may also tender their securities into the U.S. Offer.

Subject to the comments and authorizations of the AMF and the U.S. Securities and Exchange Commission, the Offer and the U.S. Offer are made pursuant to identical financial terms and their implementation will be similarly coordinated. Any shareholders or holders of OCEANES who are resident in the United States and holders of ADSs, regardless of whether they are residents or not in the United States, must read and refer to the Documents of the U.S. Offer set out in the paragraph above and not to the documents of the Offer, in order to decide whether to tender or not their Shares, OCEANEs and ADSs into the U.S. Offer.

For the purposes of the paragraphs above, United States means the United States of America, their territories and possessions, or any of these States, or the District of Columbia.

2.	REASONED OPINION OF THE BOARD OF DIRECTORS OF THE COMPANY

In accordance with Article 231-19 of the AMF General Regulation, at its meeting on October 28, 2015, the participating members of Alcatel Lucent’s board of directors unanimously delivered a reasoned opinion (avis motivé) of the Offer for Alcatel Lucent, the holders of the Securities and Alcatel Lucent’s employees.

The defined terms used in the reasoned opinion below correspond to the defined terms used in the present response offer document.

“The present reasoned opinion has been reached by the following members of the Alcatel Lucent’s board of directors, who were present: Mr. Philippe Camus, Ms. Carla Cico, Mr. Stuart E. Eizenstat, Ms. Kim Crawford Goodman, Mr. Jean-Cyril Spinetta and Ms. Sylvia Summers, it being specified that, in light of their proposed nomination to the board of directors of Nokia, Mr. Louis R. Hughes, Mr. Jean C. Monty and Mr. Olivier Piou decided not to participate in the discussions on and not to vote on the reasoned opinion. Mr. Francesco Caio was absent.

Alcatel Lucent’s board of directors was reminded that in order to diligently complete its assessment of the Offer and to reach a reasoned opinion on the Offer, it was assisted by Zaoui, as financial advisor to Alcatel Lucent, and Sullivan & Cromwell, as legal advisor to Alcatel Lucent.

In accordance with Article 231-19 of the AMF General Regulation and pursuant to the provisions of the Memorandum of Understanding, Alcatel Lucent’s board of directors was required to provide its assessment of the Offer and the expected impact of the Offer on Alcatel Lucent, holders of Securities and employees of Alcatel Lucent.

The Chairman of Alcatel Lucent’s board of directors reminded the members of the rationale and the main terms and conditions of the proposed combination of the businesses of Alcatel Lucent and Nokia, as agreed in the Memorandum of Understanding, dated as of April 15, 2015, as amended by the amendment to the Memorandum of Understanding dated as of October 28, 2015, and as announced on April 15, 2015. The Chairman also notes that the Offer is expected to be filed with the AMF on October 29, 2015.

The Chairman noted to the members that Alcatel Lucent’s board of directors had received the report of Associés en Finance (the “Independent Expert”), which was appointed as independent expert in accordance with Article 261-1 et seq. of the AMF General Regulation, on the financial terms of the Offer (the “Independent Expert Report”).

The Chairman also noted to the members that representatives of Zaoui presented their oral opinion, which was confirmed by delivery of a written opinion dated October 28, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the exchange ratio proposed to be paid to the holders (other than Nokia and its affiliates) of the Shares, including ADSs, pursuant to the Offer was fair from a financial point of view to such holders.

Alcatel Lucent’s board of directors has also taken the following into consideration:

•

Premium of Exchange Ratio Over Shares Trading Price. Alcatel Lucent’s board of directors considered that, based on the closing share price of Nokia shares of EUR 7.77 on April 13, 2015, the exchange ratio offered an equivalent of EUR 4.27 per Share (or EUR 4.48 per Share on a fully diluted basis), and valued Alcatel Lucent at EUR 15.6 billion on a fully diluted basis, corresponding to:

•	a premium to holders of Shares of 11% and a fully diluted premium of 16%, in each case based on the closing price of Shares (on Euronext Paris) as of April 13, 2015;

•

a premium to holders of Shares of 18% and a fully diluted premium of 24%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning March 16, 2015 and ending April 13, 2015;

•

a premium to holders of Shares of 28% and a fully diluted premium of 34%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning January 14, 2015 and ending April 13, 2015;

•

a premium to holders of Shares of 48% and a fully diluted premium of 55%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning October 14, 2014 and ending April 13, 2015; and

•

a premium to holders of Shares of 54% and a fully diluted premium of 61%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning April 11, 2014 and ending April 13, 2015.

The fully diluted premiums above reflect the implied premium paid by Nokia to Alcatel Lucent’s market capitalization, based on volume weighted average price of Shares over the referenced period, as adjusted for the dilutive effect of the OCEANEs, which represent a substantial portion of Shares on a fully diluted basis.

•

Exchange Ratio for the OCEANEs. Alcatel Lucent’s board of directors considered that the exchange ratio applicable to each series of OCEANEs pursuant to the Offer is based on the conversion/exchange ratio applicable to that series, including the temporary adjustment to each of the conversion/exchange ratios as a result of the opening of the Offer in accordance with the terms and conditions set out in the prospectus of each series of OCEANEs. The exchange ratio would represent a premium to the historical trading prices of each series of OCEANEs over various periods, including, based on the closing price of Nokia shares of EUR 7.77 on April 13, 2015, a premium to holders of OCEANEs 2018 of 28%, a premium to holders of 2019 OCEANEs of 13% and a premium to holders of 2020 OCEANEs of 13%, based on the closing prices of each series of OCEANEs (on Euronext Paris) as of April 13, 2015 and an opening date of the Offer of November 18, 2015. Alcatel Lucent’s board of directors considered the conclusions of Associés en Finance reflected in the Independent Expert Report. In particular, according to the Independent Expert Report, as of April 9, 2015, which was assumed by the Independent Expert to be the latest date prior to rumors of a possible transaction between Alcatel Lucent and Nokia, the Offer with respect to the holders of OCEANEs holders displayed a premium to the intrinsic value (i.e. the value calculated based on certain assumptions defined by the Independent Expert) and to the listed price of each series of OCEANEs. The Independent Expert Report noted that as of October 23, 2015, the exchange ratio shows a substantial premium to the listed and to the intrinsic values of the 2018 OCEANEs and a very small discount (below 5%) to the listed and intrinsic values of the 2019 and 2020 OCEANE based on their respective 1-month and 3-month averages. In particular, the Independent Expert Report noted that, based on the estimated post-Offer intrinsic values of the OCEANE bonds, the exchange ratio proposed during the Offer would provide a premium of between 18.8% and 19.0% for the 2018 OCEANE bond, a discount of between 0.4% and 3.5% for the 2019 OCEANE bond and between a premium of 0.3% and a discount of 2.9% for the 2020 OCEANE bond. The exchange ratio proposed for the 2019 OCEANEs and the 2020 OCEANEs pursuant to the Offer is equivalent to the spot listed price of the OCEANE bonds and to their intrinsic values at October 23, 2015. The Independent Expert Report also noted that it is important to mention that the listed price and the intrinsic value of the OCEANE reflect current market conditions and current liquidity levels. The Independent Expert Report noted that holders of OCEANEs that choose to keep their OCEANEs would, should the Offer be successful, take the risk of a substantial drop in liquidity of the underlying Shares and of the OCEANEs. The Independent Expert Report also noted that, on the other hand, should the Offer fail, such holders of OCEANEs would take the risk of a potential drop in the price of the Shares. The Independent Expert Report concluded that the exchange ratio of 0.6930 Nokia shares for one 2018 OCEANE, 0.7040 Nokia shares for one 2019 OCEANE and 0.7040 Nokia shares for one 2020 OCEANE is fair.

•

Participation in the Future of the Combined Businesses. Alcatel Lucent’s board of directors considered that the combination of the businesses will continue to offer holders of the Securities who participate in the Offer and receive Nokia shares the opportunity to participate in any future earnings or growth of the combined businesses of Alcatel Lucent and Nokia and benefit from any potential future appreciation in the value of the Nokia shares. In particular, Alcatel Lucent’s board of directors considered the following factors in relation to participation of holders of the Securities in the future of the combined businesses:

•

a combination of the businesses of Nokia and Alcatel Lucent would offer a unique opportunity to create a European champion and global leader in ultra-broadband, IP networking and cloud applications and provide a platform to accelerate Alcatel Lucent’s strategic vision, with the financial strength and critical scale needed to develop the next generation of network technology, including 5G;

•

the combined businesses would be expected to have strong innovation capabilities, with Alcatel Lucent’s Bell Labs and Nokia’s FutureWorks, as well as Nokia Technologies, which Nokia stated would remain as a separate entity with a clear focus on licensing and the incubation of new technologies, and with more than 40,000 R&D employees and investment of EUR 4.7 billion in R&D in 2014, the combined businesses would be in a position to accelerate development of future technologies including 5G, IP and software-defined networking, cloud, analytics as well as sensors and imaging;

•

Alcatel Lucent and Nokia also have highly complementary portfolios and geographies, with particular strength in the United States, China, Europe and Asia-Pacific, and would be expected to bring together complementary strengths in fixed and mobile broadband, IP routing, core networks, cloud applications and services;

•

the combined businesses would be positioned to target a larger addressable market with an improved growth profile as compared to Alcatel Lucent as a standalone business, and the belief of Alcatel Lucent’s board of directors that consumers are increasingly seeking to access data, voice and video across networks, creating an environment in which technology that used to operate independently now needs to work together, and the belief of Alcatel Lucent’s board of directors that the combined businesses would be well-placed to assist telecom operators, internet providers and other large enterprises address this challenge;

•

the combination of the businesses of Alcatel Lucent and Nokia would target approximately EUR 900 million of full-year operating cost synergies within three years, assuming closing of the transaction in the first half of 2016, in a wide range of areas, including (i) organizational streamlining, rationalization of overlapping products and services, central functions, and regional and sales organizations; (ii) reduction of various overhead costs in real estate, manufacturing and supply-chain, information technology and overall general and administrative expenses, including redundant public company costs; (iii) procurement given expanded purchasing requirements of the combined businesses; and (iv) R&D efficiencies, particularly in wireless;

•

the combined businesses would also target reductions in interest expenses of approximately EUR 200 million to be achieved on a full year basis in 2017, with the Offer expected to be accretive to Nokia earnings on a non-IFRS basis (excluding restructuring charges and amortization of intangibles) in 2017;

•	the combined businesses would be expected to have a strong balance sheet;

•

Nokia has stated its intention to maintain its long term target to return to an investment grade credit rating and manage the combined capital structure accordingly by retaining significant gross and net cash positions and by proactively reducing indebtedness, including through exercise of an early repayment option for its EUR 750 million convertible bond in the fourth quarter of 2015, which is expected to result in the full conversion of this convertible bond to equity prior to the closing of the Offer, with no expected cash outflow;

•

although Nokia has stated that it has suspended its capital structure optimization program, including suspending the share repurchase program execution, until the completion of the Offer, it has also indicated that it intends to evaluate the resumption of a capital structure optimization program for the combined businesses of Alcatel Lucent and Nokia;

•

Nokia’s statement that Nokia Technologies, a source of innovation, expertise and intellectual property, would not be impacted by the Offer and will remain as a separate entity with a clear focus on incubating new technologies and sharing those technologies through an active licensing program; and

•

the combined businesses of Alcatel Lucent and Nokia, would be expected to have increased scale and scope in a variety of dimensions, including increased financial scale, greater diversification of markets, and a larger product portfolio than Alcatel Lucent alone, thereby diversifying certain of the risks associated with holding the Securities alone.

•

Enhanced Scale. Alcatel Lucent’s board of directors considered that the enhanced scale of the combined businesses of Alcatel Lucent and Nokia would allow more effective competition in an economically challenging environment. Alcatel Lucent’s board of directors also recognized that a combination of the businesses of Alcatel Lucent would be consistent with market preference for large vendors with scale and scope, particularly in the context of the advent of 5G and related required investments.

•

Rights Attaching to New Nokia Shares. Alcatel Lucent’s board of directors considered that the new Nokia Shares will have the same rights and benefits as all existing ordinary shares of Nokia, including the right to any future dividend.

•

Integration and Reorganization. Alcatel Lucent’s board of directors considered Nokia’s announcement that the strategic direction of Alcatel Lucent will be to continue to offer leading solutions in Alcatel Lucent’s business lines by taking advantage of the increased customer base attributable to the combination of Nokia and Alcatel Lucent. Nokia has stated that it intends to integrate Alcatel Lucent into the Nokia group as soon as possible after the completion of the Offer. In addition, Nokia has stated that as soon as possible following the completion of the Offer, it intends to propose changes to the composition of the Alcatel Lucent board of directors. The composition of the Alcatel Lucent board of directors will take into account the new share ownership structure of Alcatel Lucent and in particular, the ownership level of Nokia. Nokia has also stated that it currently expects that after the completion of the Offer, the Nokia Networks business would be conducted through four business groups: Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Nokia has stated that these business groups would provide an end-to-end portfolio of products, software and services to enable the combined company to deliver the next generation of leading networks solutions and services to customers. Alongside these, Nokia Technologies would continue to operate as a separate business group. Each business group would have strategic, operational and financial responsibility for its portfolio and would be fully accountable for meeting its targets. The four Networks business groups would have a common Integration and Transformation Office to drive synergies and to lead integration activities. Nokia has stated that the business group leaders would report directly to Nokia’s President and Chief Executive Officer and stated the following:

•

Mobile Networks (MN) would include Nokia’s and Alcatel Lucent’s comprehensive Radio portfolios and most of their converged Core network portfolios including IMS/VoLTE and Subscriber Data Management, as well as the associated mobile networks-related Global Services business. This unit would also include Alcatel Lucent’s Microwave business and all of the combined company’s end-to-end Managed Services business. Through the combination of these assets, Mobile Networks would provide leading end-to-end mobile networks solutions for existing and new platforms, as well as a full suite of professional services and product-attached services.

•

Fixed Networks (FN) would comprise the current Alcatel Lucent Fixed Networks business whose cutting-edge innovation and market position would be further supported through strong collaboration with the other business groups. This business group would provide copper and fiber access products and services to offer customers ultra-broadband end-to-end solutions to transform their networks, deploying fiber to the most economical point.

•

Applications & Analytics (A&A) would combine the Software and Data Analytics-related operations of both companies. This comprehensive applications portfolio would include Customer Experience Management, OSS as distinct from network management such as service fulfilment and assurance, Policy and Charging, services, Cloud Stacks, management and orchestration, communication and collaboration, Security Solutions, network intelligence and analytics, device management and Internet of Things connectivity management platforms. CloudBand would also be housed in this business group, which would drive innovation to meet the needs of a convergent, Cloud-centric future.

•

IP/Optical Networks (ION) would combine the current Alcatel Lucent IP Routing, Optical Transport and IP video businesses, as well as the software defined networking (SDN) startup, Nuage, plus Nokia’s IP partner and Packet Core portfolio. IP/Optical Networks would continue to drive Alcatel-Lucent’s technology leadership, building large scale IP/Optical infrastructures for both service providers and, increasingly, web-scale and tech-centric enterprise customers.

•

Nokia Technologies (TECH) would remain as a separate entity with a clear focus on licensing and the incubation of new technologies. Nokia Technologies would continue to have its own innovation, product development and go-to-market operations.

Nokia has also stated that it expects to align its financial reporting under two key areas: Nokia Technologies and the Networks business. The Networks business would comprise the business groups of Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Nokia has also stated that it expects to provide selective financial data separately for each of the four Networks business groups to ensure transparency for Nokia investors over the performance of each of them.

•

Strategic Announcements by Nokia. Alcatel Lucent’s board of directors considered Nokia’s announcement on August 3, 2015, of its agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. The transaction values HERE at an enterprise value of EUR 2.8 billion with a normalized level of working capital and is expected to close in the first quarter of 2016, subject to customary closing conditions and regulatory approvals. Upon closing, Nokia estimates that it will receive net proceeds of slightly above EUR 2.5 billion, as the purchaser would be compensated for certain defined liabilities of HERE currently expected to be slightly below EUR 300 million as part of the transaction. Alcatel Lucent’s board of directors considered that strategic alternatives with respect to HERE were taken into account at the time of approval of the entry of Alcatel Lucent into the Memorandum of Understanding.

•

Strategic Decision by Alcatel. Alcatel Lucent’s board of directors considered Alcatel Lucent’s decision, announced on October 6, 2015, that it will continue to operate its undersea cables business, Alcatel Lucent Submarine Networks or ASN, as a wholly owned subsidiary. Alcatel Lucent’s board of directors considered that ASN will continue to execute its strategic roadmap, strengthen its leadership in submarine cable systems for telecom applications and pursue further diversification in the Oil & Gas Sector. Alcatel Lucent’s board of directors considered that possible strategic alternatives with respect to ASN were taken into account at the time of approval of the entry of Alcatel Lucent into the Memorandum of Understanding.

•

Conditions to the Filing of the Offer. In accordance with the terms and conditions of the Memorandum of Understanding the filing of the Offer is subject to the fulfillment of certain conditions contained in the Memorandum of Understanding. In particular, Alcatel Lucent’s board of directors notes that:

•	Nokia has obtained all required antitrust and competition approvals (including from the European Commission, the United States and China);

•	Nokia has obtained approval from the Committee on Foreign Investment in the United States;

•

Nokia has obtained approval from Ministry of Economy, Industry and Digital Technology of the French Republic pursuant to applicable regulation on foreign investments in France (articles L. 151-1 et seq. and R. 153-1 et seq. of the French monetary and financial Code);

•	all approvals from the banking and insurance regulators have been obtained, including the European Central Bank, required due to the indirect change of control of certain subsidiaries; and

•

Nokia’s board of directors has recommended that the shareholders of Nokia approve the authorization for the Nokia board of directors to issue such number of new Nokia shares as may be necessary for delivering the Nokia shares offered in consideration for the Securities tendered into the Offer and for the completion of the Offer, and has not subsequently withdrawn such recommendation.

•

Conditions to the Completion of the Offer. In accordance with French law and the AMF General Regulation, the Memorandum of Understanding, the exchange offer/prospectus and the Draft Offer Document prepared by Nokia, the completion of the Offer is subject to the main following conditions:

•	the Minimum Tender Condition; and

•

the approval by Nokia shareholders’ extraordinary meeting, convened on October 22, 2015 and to be held on December 2, 2015, of the resolution pertaining to the authorization granted to Nokia’s board of directors to issue Nokia shares in consideration for the Securities tendered into the Offer and, if applicable, into the Reopened Offer.

Alcatel Lucent’s board of directors considered that, subject to applicable SEC and AMF rules and regulations, Nokia reserves the right, in its sole discretion, to waive the Minimum Tender Condition to any level at or above the Mandatory Minimum Acceptance Threshold.

•

Other Provisions of the Memorandum of Understanding. Alcatel Lucent’s board of directors considered that the provisions of the Memorandum of Understanding, including the obligations of Alcatel Lucent under the Memorandum of Understanding, and the transactions contemplated thereby continue to be in the best interests of Alcatel Lucent, its employees and its stakeholders (including holders of the Shares and holders of other Securities).

•

Previous Opinion of Alcatel Lucent’s Financial Advisor. Alcatel Lucent’s board of directors considered the oral opinion of Zaoui delivered to it on April 14, 2015, which was confirmed by delivery of a written opinion dated April 14, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the exchange ratio proposed to be paid to the holders (other than Nokia and its affiliates) of the Shares, including the ADSs, pursuant to the Offer was fair from a financial point of view to such holders.

•

Draft Offer Document. Alcatel Lucent’s board of directors considered the Draft Offer Document prepared by Nokia, including the reasons for the Offer, Nokia’s intentions following completion of the Offer, the agreements that may have an impact on the Offer, the terms of the Offer, the assessment of the exchange ratio and the valuation analysis prepared by Société Générale, acting as the presenting bank in connection with the French Offer, which Nokia intends to file together with the Offer with the AMF on October 29, 2015.

•

Finnish Listing Prospectus. The Finnish listing prospectus for the listing of Nokia shares on Nasdaq Helsinki, which was approved by the Finnish Financial Supervisory Authority on October 23, 2015 and which was passported into France on October 26, 2015 for listing of Nokia shares on the Euronext Paris, and in particular the sections entitled “The Alcatel Lucent Transaction”, “The Memorandum of Understanding” and “The Exchange Offer”, which describe the Offer and the combination of the businesses of Alcatel Lucent and Nokia.

•

Finnish Proxy Materials. The Finnish proxy materials made available to Nokia’s shareholders on October 26, 2015, and in particular the section entitled “Recommendation of Nokia’s Board of Directors” which contained the recommendation of Nokia’s board of directors that the shareholders of Nokia approve the authorization for Nokia’s board of directors to issue such number of new Nokia shares as may be necessary for delivering the Nokia shares offered in consideration for the Securities tendered into the Offer and for the completion of the Offer.

•

US Offer/Prospectus. The US Offer/prospectus included in the registration statement on Form F-4 filed by Nokia with the SEC on August 14, 2015, as amended on October 22, 2015, and in particular the section entitled “Reasons for the Exchange Offer” which described the rationale for the combination of the businesses of Alcatel Lucent and Nokia and the section entitled “Risk Factors” which described the principal risks related to the Offers and Nokia.

•

Alcatel Lucent French Group Committee Information. The information document provided by Nokia to the Alcatel Lucent French Group Committee on the Offer and their opinion dated June 1, 2015, as well as the report of the advisor appointed by the Alcatel Lucent French Group Committee dated May 22, 2015.

•	Draft Response Offer Document. The Draft Response Offer Document prepared by Alcatel Lucent.

Based on the Independent Expert Report, Alcatel Lucent’s board of directors also acknowledged that when considering the exchange ratio offered in the Offer to the Company holders of the Securities, the Independent Expert stated in its Independent Expert Report that:

•	The Offer is optional for both holders of the Shares and holders of OCEANEs in the sense that they can choose to tender their securities into the Offer or not.

•	The Independent Expert’s work, through a multi-criteria analysis, had led to the following results:

•

The exchange ratio of 0.5500 Nokia share for 1 Share shows a premium of +6% to the implied ratio based on share prices as of April 9, 2015 and a premium between +9% and +14%, for the 1, 2 and 3 month volume weighted average prices of both shares. Given numerous rumors about consolidation scenarios in the sector and notably around Alcatel Lucent and Nokia, it is likely that the price of the Shares was already incorporating a speculative premium. As a matter of fact, the exchange ratio for the 6 and 9 month volume weighted average prices before April 9, 2015, shows a premium of +27% and +29% respectively.

•

Looking at a diversified sample of Telecom Equipment manufacturers, the comparable companies valuation analysis, based on market forecast consensus as of October 23, 2015, leads up to an average implied parity of 0.50. At 0.5500 Nokia share for 1 Share, the proposed exchange ratio provides a premium of +10% to the valuation of the two companies using the comparable valuation approach.

•

The intrinsic valuation of Alcatel Lucent and Nokia based on the discounted cash flow methodology (DCF to firm or DCF to equity) using, for the short term market consensus forecast and for the longer term Trival modeling, leads to an implied parity between 0.48 and 0.52 based on market conditions prevailing as of October 23, 2015 and without taking into account any impact of the combination. Hence, the exchange ratio of 0.5500 Nokia share for 1 Share provides a premium of +6% to +14% to these implied parities.

•	Based on the above, at 0.5500 Nokia share for 1 Share, the exchange ratio is fair for holders of the Shares.

•

The Offer, in respect of both the Shares and OCEANEs, entails a change, during the offer period, in the conversion/exchange ratios of each series of OCEANEs. The Offer with respect to each series of OCEANEs takes into account this adjustment to the conversion/exchange ratio. Thus, the number of Nokia shares to be exchanged will depend on the success ratio of the Offer, in particular with respect to each series of OCEANEs. However, regardless of the result of the Offer with respect to each series of OCEANE and the number of Nokia shares that will consequently be issued, the exchange ratio of 0.5500 Nokia shares per Share is higher than the implicit parities coming from the discounted cash flow calculation performed by the Independent Expert based on market conditions as of October 23, 2015. Hence confirming that the Offer is fair with respect to the Shares.

•

Beyond the premium that holders of the Shares will get compared to the intrinsic valuation, holders of the Shares that tender their Shares, will become holders of Nokia shares, one of the most liquid shares of the Euro zone, and it is expected that the liquidity of the Nokia shares will further increase should the Offer be successful. In addition, those holders of Nokia shares will be in a position to benefit from the potential incremental value creation if the planned synergies materialize.

•

The Offer is optional for the holders of OCEANEs and allows them, should they tender their OCEANEs, to benefit from the same financial conditions that they would get if they decide first to convert their OCEANEs into the Shares and then to tender these Shares into the Offer. Therefore there is no breach of parity between shareholders and OCEANE holders.

•

As of April 15, 2015, the date of announcement of the contemplated combination, the Offer with respect to the holders of OCEANEs displayed a premium to the intrinsic value and to the listed price of each series of OCEANEs. The Independent Expert Report noted that as of October 23, 2015, the exchange ratio shows a substantial premium to the listed and to the intrinsic value of the 2018 OCEANEs and a very small discount (below 5%) to the listed and intrinsic values of the 2019 OCEANEs and the 2020 OCEANEs based on their respective 1-month and 3-month averages. In particular, the Independent Expert Report noted that, based on the estimated post-Offer intrinsic values of the OCEANEs, the exchange ratio proposed during the Offer would provide a premium of between 18.8% and 19.0% for the 2018 OCEANEs, a discount of between 0.4% and 3.5% for the 2019 OCEANEs and between a premium of 0.3% and a discount of 2.9% for the 2020 OCEANEs. The exchange ratio proposed for the 2019 OCEANEs and the 2020 OCEANEs pursuant to the Offer is equivalent to the spot listed prices of the OCEANEs and to their intrinsic values at October 23, 2015. It is important to mention that the listed prices and the intrinsic values of the OCEANEs reflect current market conditions and current liquidity levels. Holders of OCEANEs that choose to keep their OCEANEs would, should the Offer be successful, take the risk of a substantial drop in liquidity of the underlying Shares and of the OCEANEs. On the other hand, should the Offer fail, such holders of OCEANEs would take the risk of a potential drop in the price of the Shares. Hence, the exchange ratio of 0.6930 Nokia shares for one 2018 OCEANE, 0.7040 Nokia shares for one 2019 OCEANE and 0.7040 Nokia shares for one 2020 OCEANE is fair.

Alcatel Lucent’s board of directors considered that, based on the valuation work of the Independent Expert and the above explanations, the Independent Expert concluded that the terms of the Offer by Nokia for the Shares and OCEANEs are fair.

Alcatel Lucent’s board of directors considered that the full text of the Independent Expert Report, dated October 28, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the report, would be fully reproduced in Section 5 of the Response Offer Document available to holders of the Securities.

Finally, Alcatel Lucent’s board of directors reviewed the potential consequences of the Offer on the stakeholders of Alcatel Lucent, including the employees of Alcatel Lucent, and acknowledged the following:

•

Continued Presence in France. Nokia has stated that it is a global company, with deep roots and heritage in many parts of the world and that when it joins with Alcatel Lucent, Nokia expects that France, where Alcatel Lucent is a fundamental participant in the technology ecosystem, will be a vibrant center of the combined company. Nokia has stated that it intend to be an important contributor to the overall development of the broader technology ecosystem and a driver of innovation in France. Nokia has stated that consistent with this goal, it expected that after the completion of the Offer Nokia will have a presence in France that spans leading innovation activities including a 5G/Small Cell Research & Development Centre of Excellence; a Cyber-Security lab similar to Nokia’s existing facility in Berlin designed to support European collaboration on the topic; and a continued focus on Bell Labs and wireless Research & Development. Nokia has stated that engaging with and supporting projects and academic efforts that enhance the development of future technologies will remain an important priority.

•

Employment in France. Nokia has also stated that it intends to maintain employment in France that is consistent with Alcatel Lucent’s end-2015 Shift Plan commitments, with a particular focus on the key sites of Villarceaux (Essonne) and Lannion (Côtes d’Armor). In addition, Nokia has stated that it expects to expand R&D employment with the addition of several hundred new positions targeting recent graduates with skills in future-oriented technologies, including 5G, to ensure ongoing support for customers, activities for support services, and that pre- and post-sales are expected to continue as well. In the context of the proposed combination with Alcatel Lucent and subject to its consummation, Nokia has stated that its commitments in France relating to employment are the following:

•

Follow the Shift plan commitments regarding the level of employment in France, for a period of at least two years after the completion of the Offer. The base comprises Alcatel Lucent France/International (ALUI) operational heads (excluding branches), Bell Labs France, RFS (Radio Frequency Systems) and excluding ASN (Alcatel-Lucent Submarine Networks) and EU factory (Landing point of the reference perimeter is 4200 Headcount and excluding RFS unit). Nokia will maintain resources from its French operations throughout the reference period to support its customers in France;

•

Strengthen the operations and activity levels for the long term at the two major technology sites of Villarceaux (Essonne) and Lannion (Cotes d’Armor) following the Completion of the Offer, with a focus on augmenting existing activities, functions, and advanced research work;

•

Increase significantly and sustainably the R&D presence in France scaling up 5G, IP network management platforms (incl. Software Defined Networking) and cyber-security with employment evolving from 2000 people to 2500 people including the recruiting of at least 300 newly graduated talents over the coming three years. The R&D employment level will be maintained for a period of at least four years after the completion of the Offer;

•

Localize in France worldwide technology centers of expertise following the completion of the Offer, including in the areas of: 5G and Small Cells R&D to anchor France in the future of wireless activities for the combined group, as France will be equipped with a full 5G innovation engine which will encompass research activities with Bell Labs, development activities as well as end to end platforms and trial networks; IP management platforms (incl. Software Defined Networking); cyber Security (research, product development and platforms) while continuing to leverage the partnership established by Alcatel Lucent with Thalès; Bell Labs; and Wireless Transmission;

•

A major worldwide corporate organization in charge of strategic innovation including networks research and Bell Labs will be led from France and will comprise key staff members; maintain some operations and activities at operational hubs located in France and providing services to other locations in the world following the consummation of the transaction, including in the areas of local support services and local pre- and post-sales resources for France and selected European & African countries; and

•	Take all necessary measures to find sustainable solutions for the French employees who could be impacted by the rationalization of corporate activities between Nokia and Alcatel Lucent.

•

Additional French Commitments. Nokia has stated that in its discussions with the French government, Nokia has confirmed that France will play a leading role in the combined company’s R&D operations. Nokia will build on the strong competencies in the country within key technology areas, on the existing presence of Alcatel Lucent and its strong engagement in the technology ecosystem in France, and on the excellent new technical talent available from French universities. In addition to the employed-related commitments described in Section 1.2.2 “Intentions of Nokia with respect to Employment” in the Draft Offer Document, Nokia has stated that it has made the following commitments in the context, and subject to, the proposed combination with Alcatel Lucent:

•

Alcatel Lucent will be represented by three board members in the combined company. Nokia will be also listed on Euronext Paris. The combined company will establish or keep the adequate legal entities in France and comply with French regulations related to sensitive contracts.

•

Nokia expects to benefit from becoming a deeply embedded part of France, tapping into and helping develop the technology ecosystem of the country. Nokia will invest further in the digital innovation ecosystem in France following the completion of the Offer, primarily through the establishment of a long-term investment fund in the range of EUR 100 million. This fund will mainly target the Internet of Things, cyber-security and software platform enablers for next generation networks.

•

Nokia intends to support the development of the overall telecom ecosystem in France and to ensure continuity of Alcatel Lucent’s current initiatives. This involves playing an active role in the government’s “Industry of the Future” program, funding academic tuition, programs and chairs, situating technology experts within France (such as within Bell Labs France), and continuing Alcatel Lucent’s involvement in major initiatives such as Pôles de compétitivité Systematic, Cap Digital, and Images and Réseaux. Nokia will also develop three industrial platforms and networks prototypes in France within the fields of 5G, Industrial Internet, Internet of Things connectivity and cyber-security.

•

Nokia has stated that following the completion of the Offer, Nokia, which will remain headquartered in Finland, intends to leverage the combined strengths of the companies’ strategic business locations and major R&D centers in other countries, including Finland, Germany, the United States and China.

•	Nokia has committed, upon completion of the Offer, to providing regular updates to the French government as the integration of the two companies progresses.

•

Employee Arrangements. Pursuant to the Memorandum of Understanding, Alcatel Lucent agreed to accelerate or waive certain terms of the Stock Options, Performance Shares and Performance Units in connection with the Offer, subject to certain conditions. Pursuant to the Memorandum of Understanding, Nokia and Alcatel Lucent have also agreed to enter into Liquidity Agreements with certain holders of Stock Options, Performance Shares and Performance Units, pursuant to which such holders would be entitled to receive Nokia shares under certain circumstances.

•

Employee Considerations. Alcatel Lucent completed the consultation with its French Group Committee as required by applicable French regulations. The French Group Committee indicated in its opinion of June 1, 2015 that it did not oppose the proposed combination of Alcatel Lucent with Nokia. Alcatel Lucent’s board of directors considered that Alcatel Lucent’s employees would benefit from the combination due to multiple factors, including the enhanced scale of the combined businesses of Alcatel Lucent and Nokia, the stability provided by the combined balance sheet of Alcatel Lucent and Nokia and the commitments made by Nokia in relation to employment, as further described above.

•

Customers and Suppliers Support. Alcatel Lucent’s board of directors considered that there is substantial support from customers and suppliers for the combination of the businesses of Alcatel Lucent and Nokia, including as a result of the enhanced scale of the combined businesses of Alcatel Lucent and Nokia and as a result of the stability provided by the combined balance sheet of Alcatel Lucent and Nokia.

•

Governance of Alcatel Lucent. Nokia has stated that Alcatel Lucent’s board of directors, in case of success of the Offer, will immediately reflect the new share ownership structure of Alcatel Lucent, and in particular, the ownership level of Nokia. Alcatel Lucent’s board of directors expects that Alcatel Lucent’s board of directors will be mainly composed of Nokia representatives, with remaining positions being held by independent directors in accordance with the requirements of the AFEP-MEDEF Code, to the extent applicable to Alcatel Lucent at the relevant time.

•

Governance of Nokia. Nokia has committed pursuant to the Memorandum of Understanding for the Corporate Governance & Nomination committee of Nokia’s board of directors and Alcatel Lucent to jointly identify three nominees to Nokia’s board of directors and has nominated Mr. Louis R. Hughes, Mr. Jean C. Monty and Mr. Olivier Piou. Nokia further nominated Mr. Piou as the Vice Chairman of Nokia’s board of directors. Alcatel Lucent’s board of directors considered that the election of these director nominees would be subject to a completion of the Offer and the approval at Nokia’s extraordinary general meeting by Nokia shareholders representing at least a majority of the votes cast. Alcatel Lucent’s board of directors also considered that on October 7, 2015, Nokia announced the planned leadership of Nokia post-completion of the Offer. However, no resolution regarding the composition of the Nokia Leadership team following the completion of the Offer has been made.

Alcatel Lucent’s board of directors considered that Nokia has stated that no resolution had been made as to which of the abovementioned persons would serve as members of the Nokia Group Leadership Team after the completion of the Offer. The proposed appointments would only be implemented after the successful completion of the Offer and be subject to the completion of the relevant works council consultation procedures, if any.

As a result of the foregoing, the participating members of Alcatel Lucent’s board of directors, taking into account the factors above, unanimously:

(i) determined that the Offer is in the best interest of Alcatel Lucent, its employees and its stakeholders (including the holders of the Shares and holders of other Securities);

(ii) recommended that all holders of Shares and holders of ADSs tender their Shares and/or their ADSs pursuant to the Offer; and

(iii) recommended that all holders of OCEANEs tender their OCEANEs pursuant to the Offer.

Alcatel Lucent’s board of directors draws the attention of the holders of the OCEANEs to the fact that, under the terms of each of the OCEANEs, the opening of the Offer will result in, among other things, a temporary adjustment to the conversion/exchange ratio applicable to each series of OCEANEs and, in certain circumstances, the right of holders of OCEANEs to request early redemption of outstanding OCEANEs during a specified period, at a price calculated in accordance with the terms of the relevant OCEANEs. As a result, holders of OCEANEs will have a number of alternatives to tendering into the Offer available with respect to the OCEANEs held, each of which has different characteristics and is subject to specific risks, which the holders of OCEANEs will have to appreciate based on their specific situation and the then prevailing circumstances.

For further information on such alternatives and on the consequences of the Offer under the terms of each of the OCEANEs, see the prospectus applicable to each series of OCEANEs, Section 1.3.3 “Position of OCEANEs holders” above and the Independent Expert Report fully reproduced in Section 5 “Report of the Independent Expert” below.

The board of directors noted that all the members of Alcatel Lucent’s board of directors (Mr. Philippe Camus, Mr. Francesco Caio, Ms. Carla Cico, Mr. Stuart E. Eizenstat, Ms. Kim Crawford Goodman, Mr. Louis R. Hughes, Mr. Jean C. Monty, Mr. Olivier Piou, Mr. Jean-Cyril Spinetta and Ms. Sylvia Summers) confirmed that, within the limit provided by Article 12 of the By-Laws of Alcatel Lucent (i.e., each member shall retain 500 Shares), he or she intends to validly tender or cause to be validly tendered pursuant to the Offer all Securities held of record or beneficially owned by such director immediately prior to the expiration of the Offer, as it may be extended (other than Securities for which such holder does not have discretionary authority). In addition, the 2010 annual shareholders meeting of Alcatel Lucent authorized the payment of additional attendance fees (jetons de présence) to directors, subject to each director (i) using the additional fees received (after taxes) to purchase Shares and (ii) holding the acquired Shares for the duration of his or her term of office. As a result, each member of Alcatel Lucent’s board confirmed that he or she will hold any Shares purchased with these additional fees for so long as he or she remains a director of Alcatel Lucent and any such restrictions remain applicable.

The terms of Alcatel Lucent’s Performance Shares plans and related decisions of Alcatel Lucent’s board of directors require that Mr. Philippe Camus continues to hold the Shares granted in connection therewith and the Shares purchased in connection therewith for so long as he remains the Chairman of Alcatel Lucent’s board of directors. Mr. Camus is also required to continue to hold any Shares acquired during his term for so long as he remains in office. As a result, Mr. Camus confirmed that he will not be allowed to tender the Shares he holds into the Offer, given that and for as long as these undertakings to hold the Shares he holds are enforceable.

The foregoing does not include any Securities over which, or with respect to which, any director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Alcatel Lucent’s board of directors also confirmed that, pursuant to the terms of the Memorandum of Understanding, Alcatel Lucent will, and will cause each of its subsidiaries to, tender into the Offer all Securities held by Alcatel Lucent or any of its subsidiaries as of the date of the opening of the Offer, other than those Securities held for purposes of (i) Shares to be granted in lieu of accelerated Performance Shares, and (ii) Shares to be granted pursuant to the replacement of the 2014 Stock Option plan.”

In the course of reaching its determination that the Offer is in the best interests of Alcatel Lucent, its employees and its stakeholders (including holders of Shares and holders of other Securities) and its recommendation that holders of the Securities accept the Offer and tender their Securities into the Offer, Alcatel Lucent’s board of directors considered numerous factors, including the factors specified in the foregoing discussion and the factors discussed in section 1.2.4 “Reasons for Approving the Memorandum of Understanding” above. The foregoing discussion of information and factors considered and given weight by Alcatel Lucent’s board of directors is not intended to be exhaustive, but is believed to include all of the principal factors considered by Alcatel Lucent’s board of directors in making its determination and recommendation. In view of the variety of factors considered in connection with its evaluation of the Offer, Alcatel Lucent’s board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual members of Alcatel Lucent’s board of directors may have given different weights to different factors.

In arriving at their respective determination and recommendations, the directors of Alcatel were aware of the interests of executive officers and directors of Alcatel Lucent as set forth in Section 8 “Effect of the Offer on Shares, ADSS, OCEANES and Share- and Equity-Based Incentive Plans” below.

The full text of Zaoui’s updated written opinion dated October 28, 2015, which sets forth a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Zaoui in preparing its updated opinion, is attached as Annex A to the present response offer document.

An unofficial English translation of the full text of the Independent Expert Report, dated October 28, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the report, is fully reproduced in Section 5 of this response offer document, and Alcatel Lucent urges holders of the Securities to carefully read the Independent Expert Report in its entirety.

3.	OPINION OF THE FRENCH GROUP COMMITTEE (“COMITÉ DE GROUPE FRANCE”) OF THE COMPANY

The opinion of the French group committee and the report of the expert appointed thereby are attached as Annex B and Annex C respectively of this response offer document.

4.	FINANCIAL OPINIONS OF ALCATEL LUCENT’S FINANCIAL ADVISOR

Zaoui, as financial advisor of Alcatel Lucent and not as an independent expert, delivered to the board of Alcatel Lucent two opinions respectively dated April 14, 2015 and October 28, 2015, which do not constitute fairness opinions within the meaning of the French securities regulations and which pertain to the fairness, from a financial standpoint, of the exchange ratio to be paid to shareholders (other than Nokia and its affiliates) of Alcatel Lucent pursuant to the transactions contemplated in the Memorandum of Understanding (the “Financial Opinions”), subject to the limitations and assumptions set forth in the Financial Opinions. These Financial Opinions have been prepared exclusively for the Alcatel Lucent board of directors and do not constitute a recommendation to the shareholders of the Company as to whether they should tender their Alcatel Shares into the Offer and do not express any opinion, financial or otherwise, for the benefit of the holders of OCEANEs. Zaoui shall not be liable in any way, in law or in fact, with respect to its delivery of the Financial Opinions to the Alcatel Lucent board of directors or with respect to the contents thereof.

These Financial Opinions are fully reproduced hereafter in Annex A.

5.	REPORT OF THE INDEPENDENT EXPERT – FAIRNESS OPINION

In accordance with Articles 261-1 et seq. of the AMF General Regulation, the firm Associés en Finance, represented by Bertrand Jacquillat, was appointed as Independent Expert by the board of directors of the Company on June, 4th 2015 in order to deliver a report on the financial conditions of the Offer.

This report, established on October 28, 2015, is fully reproduced below, together with its addendum dated November 9, 2015.

Fairness opinion by Associés en Finance on Nokia’s public exchange offer for all securities issued by Alcatel Lucent

28 October 2015

Contents

I.	Assignment and resources				4

II.	Alcatel-Lucent and Nokia: presentation, analysis and strategy				6

	A.	Brief history and general characteristics of the two groups			7

	B.	Description of activities			11

	C.	The two group’s main financial data: growth, margins and financial position			15

	D.	Fundamentals: the two companies’ operating and technological environment and their strengths and weaknesses			22

III.	Valuation: examination of the terms and conditions of the offer and fairness of the exchange ratio applied to the shares				26

	A.	Examination of the share price performance of Alcatel-Lucent, Nokia and the exchange ratio implied by share prices			26

	B.	Valuation methods set aside			33

	C.	Methods examined			34

		1.	Coverage of both companies by investment analysts and price targets (for guidance purposes)		36

		2.	Analysis of any recent transactions in the two groups’ capital (for reference purposes)		36

		3.	Discounted cash flow method: DCF to firm and DCF to equity approaches		36

		4.	Parameters used to value the companies		37

			a)	Preparation of projections	37

			b)	Examination of agreements related to the public exchange offer and outcome of the offer	38

			c)	Determination of the number of shares excluding offer-related effects	41

			d)	Adjustments used to arrive at equity value from enterprise value	41

		5.	How the projected cash flows were discounted : DCF to firm and DCF to equity approaches		42

			a)	Discount rate applied to projected cash flows	42

			b)	Results of the intrinsic standalone valuation of Alcatel-Lucent and Nokia based on the long-term projections prepared by Associés en Finance and the implied exchange ratio resulting therefrom	44

			c)	Impact of how the offer is implemented	45

			d)	Potential effect of synergies	46

		6.	Peer comparison		46

		7.	Comparable industry transaction method (considered, but not used)		49

		8.	Sum-of-the-parts valuation (for indicative purposes only)		50

		9.	Summary of the exchange ratios obtained		51

I.	Assignment and resources

Context

Nokia and Alcatel-Lucent, two leading European telecom manufacturers, started discussions in 2013 with a view to combining some of their activities. Those discussions gained speed in early 2015, when a plan for a full combination of the two companies was considered, to create a financially solid European group that is a leading player in its market. Negotiations between the two groups focused on a combination through a public exchange offer, and the exchange terms were increased in favour of Alcatel-Lucent shareholders as the discussions progressed, resulting in the terms presented in the present exchange offer.

On 14 April 2015, following movements in Alcatel-Lucent’s share price and market rumours about plans involving the two groups, an initial press release was published mentioning discussions between Nokia and Alcatel-Lucent about Nokia acquiring the whole of Alcatel-Lucent. On 15 April 2015, a press release announcing the planned public exchange offer and its main terms was published. The public exchange offer (hereinafter “offer” or “public exchange offer”) is for all securities issued or to be issued by Alcatel-Lucent, including the three issues of OCEANEs maturing in 2018, 2019 and 2020. The press release states that Nokia will make an offer for those OCEANEs that is equivalent to the offer for ordinary shares. After the transaction, Alcatel-Lucent shareholders would own around 33.5% of the new group’s fully diluted capital, and Nokia shareholders around 66.5%, assuming a 100% tender rate.

Nokia has also announced its intention to carry out a squeeze-out on Alcatel-Lucent’s shares after the offer, if it has at least 95% of Alcatel-Lucent’s capital and voting rights. On the other hand, if Nokia does not obtain at least 50% of Alcatel-Lucent’s fully diluted capital after the offer, the offer will lapse, although Nokia reserves the right to waive that 50% threshold1.

Associés en Finance’s assignment

Alcatel-Lucent’s Board of Directors has appointed Associés en Finance2 as an independent appraiser under article 261-1 I of the Autorité des Marchés Financiers’ General Regulation, which states that a company that is the object of a public offer must appoint an independent appraiser where that offer is capable of generating conflicts of interest within its board of directors, its supervisory board or governing body, so as to potentially affect the objectivity of the reasoned opinion that the governing body must provide on the proposed offer. Associés en Finance’s assignment falls specifically within paragraph 5 of article 261-1 I of the AMF’s General Regulation, which requires an independent appraiser to be used “if the offer pertains to financial instruments in multiple categories and is priced in a way that could jeopardise the fair treatment of shareholders or bearers of the financial instruments

[1]

As indicated in the French offer document, the minimum acceptance threshold (50%) shall be calculated as follows: the numerator includes (i) all Shares validly tendered into the Offer and into the U.S. Offer (including Shares represented by ADSs) on the closing date of the last of the two Offers, (ii) all Shares issuable upon conversion of the OCEANEs validly tendered into the Offer and into the U.S. Offer on the closing date of the last of the two Offers, taking into account the conversion ratio applicable on the closing date of such Offers; the denominator includes (i) all Shares issued and outstanding (including Shares represented by ADSs) on the closing date of the last of the two Offers and (ii) all Shares issuable at any time prior to, on or after the closing date of the last of the two Offers upon exercise of any outstanding options, warrant, convertible securities or rights to purchase, subscribe or be allocated, newly issued Shares, including upon conversion of the OCEANEs (taking into account the conversion ratio applicable on the closing date of such Offers), exercise of Stock Options or acquisition of Performance Shares.

[2]

Associés en Finance and Détroyat Associés merged in late 2014 to form “Associés en Finance, Jacquillat et Détroyat Associés”. Its trading name is “Associés en Finance”, sometimes referred to in this document using the acronym “AEF”.

targeted by the bid”, and paragraph 2, which refers to the conflict of interest that may arise if the management of the target company or persons that control it have formed an agreement with the offer or that is capable of affecting their independence.

Associés en Finance’s assignment is to produce a fairness opinion on the exchange ratios offered in Nokia’s public exchange offer for all securities issued by Alcatel Lucent. The exchange ratios are 0.5500 Nokia shares for each Alcatel-Lucent share, 0.6930 Nokia shares for each Alcatel-Lucent OCEANE 2018, 0.7040 Nokia shares for each Alcatel-Lucent OCEANE 2019 and 0.7040 Nokia shares for each Alcatel-Lucent OCEANE 20203.

The Associés en Finance people involved in this assignment are Bertrand Jacquillat, honorary chairman of Associés en Finance and assignment leader, Arnaud Jacquillat, CEO, Catherine Meyer, Partner, Julien Bianciotto, Pierre Charmion, Laurent Sitri and Viet Do-Quy, financial analysts. Philippe Leroy, Chairman of the Board of Directors, is in charge of quality control.

Independence

Associés en Finance and Détroyat Associés, along with Associés en Finance in its new configuration since the two entities merged, confirm that they have no conflicts of interest and are independent from all participants in this transaction within the meaning of article 261-4 of the AMF General Regulation and instruction 2006-08 of 25 July 2006 relating to independent appraisals.

Accordingly, Associés en Finance, Détroyat Associés and their employees:

•	Have no legal or capital links with the companies concerned by the Offer or with their advisors so as to affect their independence;

•	Have not carried out any assessment on behalf of Alcatel-Lucent or Nokia in the last 18 months;

•	Have not advised Alcatel-Lucent or Nokia or any entity that those companies control within the meaning of article L.233-3 of the French Commercial Code in the last 18 months;

•	Have no financial interest in the success of the Offer, are not owed any debt by or owe any debt to any company concerned by the Offer so as to affect their independence;

•

Do not maintain any repeated relations with any bank so as to affect the independence of Associés en Finance. In particular, neither Associés en Finance nor Détroyat Associés have taken part in independent appraisal assignments in which Société Générale was the sponsoring bank in the last 18 months.

•	Have not been given any assignment – other than the present assignment – by the companies concerned by the Offer with respect to the coming months.

For transparency purposes, Associés en Finance states that in the first half of 2014 it indirectly contributed to a research assignment for Alcatel-Lucent. The work consisted of researching academic literature and reviewing broker notes, and did not involve any advisory activity. The remuneration of that work represented less than 5% of Associés en Finance’s revenue. Associés en Finance believes that it fulfils the independence criteria required to perform this assignment.

Disclaimer

The information used in performing our work was either provided by Alcatel-Lucent, Nokia and their advisors, or was public.

[3]	Nokia’s Tender Offer on Alcatel-Lucent’s shares and OCEANE bonds is made with four fractional digits exchange ratios.

To the extent that the business plans used internally by Alcatel-Lucent and Nokia are confidential, Associés en Finance’s valuation work used forecast data taken from market consensus forecasts and its own estimates, extrapolated over the long term by methods habitually used as part of the Trival valuation method. The forward-looking assumptions made by Associés en Finance in its valuations were compared with information from Alcatel-Lucent’s 2015 budget, and with information obtained from meetings with Alcatel-Lucent’s management.

Alcatel-Lucent and Nokia certified to us that there were no agreements connected with the present offer between the various entities, the two companies’ management teams or minority shareholders that could have an impact on the offer exchange ratios, other than those mentioned in this report. Nokia has also certified that it has not acquired any Alcatel-Lucent shares in the last 12 months.

Alcatel-Lucent’s Board of Directors has decided to offer group employees who hold stock options and performance shares the opportunity to monetise in certain cases those instruments as part of Nokia’s public exchange offer. Accordingly, a system has been set up to reduce the lock-up period of any shares resulting from these deferred remuneration methods. Arrangements have also been made for the CEO. These arrangements are described later in this document.

Associés en Finance has not carried out any physical review nor any independent assessment of the non-current assets, other assets or liabilities of Alcatel-Lucent and Nokia or those of their subsidiaries and affiliates. Associés en Finance has not carried out any independent review of current or potential litigation, claims or other potential liabilities that the companies have or may have. In general, data, documents or information sent to or accessed by Associés en Finance has been assumed to be accurate without independent checking, and Associés en Finance shall not bear any liability in relation to those data, documents and information. Associés en Finance cannot guarantee the accuracy of forecasts, estimates or information provided.

This appraisal report and its conclusion about the fairness of the Offer’s financial terms for the Company’s shareholders and OCEANE holders do not represent a recommendation for Alcatel-Lucent shareholders or OCEANE holders regarding the way in which they should act in respect of the Offer.

Performance of Associés en Finance’s assignment

Associés en Finance was appointed by Alcatel-Lucent’s Board of Directors on 4 June 2015. Associés en Finance’s assignment took place between 15 June 2015 and 28 October 2015. The present report is based on 23 October 2015 market prices.

During that period, Associés en Finance had regular contact in person and by telephone with the various people listed in Appendix 2.

The detailed work schedule and information sources used are also set out in Appendix 2. In performing its assignment, Associés en Finance used its own methods and databases (Trival model), along with meetings and various sources of available information.

II.	Alcatel-Lucent and Nokia: presentation, analysis and strategy

Assessing the fairness of Nokia’s public exchange offer for Alcatel-Lucent requires us to form an opinion on the proposed exchange ratios between the Nokia shares offered and the Alcatel-Lucent shares and OCEANEs to be acquired. This involves assessing the two companies and valuing the Nokia shares and the Alcatel-Lucent shares and OCEANEs. These values depend on contractual factors, particularly in the case of the Alcatel-Lucent OCEANEs, but above all on the economic and financial prospects of the two companies on a stand-alone basis. These economic and financial prospects are influenced by the industrial and technological context in which the two companies operate. That context involves regular technological disruption, as shown by both companies’ history and the description of their activities. Both companies’ prospects rely on their financial foundations, which are shown by the description of the two groups’ historical financial information in terms of margins, growth and financial position. The financial foundations and general characteristics of the two groups, along with the operational and technological environment in which they operate, to some extent determine the cash flows that Nokia and Alcatel-Lucent will be able to generate in the future and the risks relating thereto.

A.	Brief history and general characteristics of the two groups

In the past, the two groups have experienced numerous changes in scope, in a sector that has seen frequent technological disruption and consolidation between players. For Alcatel-Lucent, the most significant transaction before the proposed combination with Nokia was the 2006 combination between French company Alcatel and US company Lucent. Nokia’s scope has changed greatly in the last two years, after the company acquired 100% of its networks joint venture with Siemens and sold its mobile handset business to Microsoft. Nokia is also in the process of selling HERE to a consortium of German carmakers. Through these transactions, the two groups now mainly operate in the telecom infrastructure sector.

The chronology of the main events involving the two groups since 2006 is set out in Figure 1.

Figure 1

Brief chronology of the two groups

NOKIA

Increases in scope
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Acquisition of Gate5 (German company specialising in mapping software)
Combination of Nokia and Siemens' telecoms businesses, giving rise to NSN (networking division)
Acquisition of Navteq (mapping) for $8.1 billion (giving rise to the creation of HERE)
Acquisition of most of Motorola's mobile network infrastructure business for $1 billion
Finalisation of the agreement to acquire 100% of NSN (subsequently Nokia Networks)
Annoncement of the combination with Alcatel-Lucent
Decreases in scope
Disposal of fixed broadband networks business to Adtran / disposal of the microwave transport business
Disposal of the optical networks business to Marlin Equity Partners
Finalisation of the sale of the mobile handset business to Microsoft for €3.79 billion + €1.65 initial payment for licensing agreement
Announcement of the disposal of HERE at an enterprise value of €2.8 billion
Governance and corporate activity
Apple unveiles the IPhone, which will seriously affect sales of Nokia phones
New CEO: Stephen Elop
Partnership with Microsoft in mobile handsets (Windows Phone) / restructuring plan)
Samsung overtakes Nokia in mobile handsets / announcement of a new streamlining plan
Announcement of the sale of the mobile handset business to Microsoft / announcement of the purchase of 100% of NSN
New CEO: Rajeev Suri
Announcement of the combination with Alcatel-Lucent

Source: companies and press

Ownership

Shares in the two groups are widely held, with a free float of 97.44% for Alcatel-Lucent and 98.55% for Nokia (excluding employees and treasury shares). Their main shareholders are pension funds and asset management companies. The offer document discloses the following breakdowns of share capital, on June 30, 2015 regarding Alcatel-Lucent and on September 28, 2015 regarding Nokia4.

Table 1

Ownership of Alcatel-Lucent shares on June 30, 2015

Capital Group Companies	9.95%
Odey Asset Management	4.92%
Blackrock	4.04%
CDC	3.58%
DNCA	3.00%
Aviva PLC	1.99%
Amundi	1.51%
FCP 2AL (employees)	1.16%

Treasury stock	1.40%

Source: Company

Table 2

Ownership of Nokia shares on October 20, 2015

Varma Mutual Pension Insurance Company	2.19%
Ilmarinen Mutual Pension Insurance Company	0.79%
The State Pension Fund	0.70%
Schweizerische Nationalbank	0.66%
Elo Mutual Pension Insurance Company	0.41%
Svenska Litteratursällskapet i Finland rf	0.39%
Nordea Bank Finland Plc	0.31%
Folketrygdfondet	0.31%
Nordea Suomi Fund	0.30%
Keva (Local Government Pensions Institution)	0.27%

Treasury stock	1.45%

Source: Company, French draft offer document

On the date that Nokia published its information memorandum on its proposed public exchange offer for Alcatel-Lucent, Nokia did not own any shares in Alcatel-Lucent directly or indirectly, or alone or in concert5.

[4]

Nokia only has data on the number of shares held by shareholders registered in Finland and the shareholders who have reported their holding to Nokia in accordance with Chapter 9, Section 5 of the Finnish Securities Market Act.

[5]	Made up of 2,834,460 thousand shares on June 30, 2015, of which 40,117 thousand were held in treasury.

B.	Description of activities

Alcatel-Lucent is a Franco-American telecom manufacturer. In 2014, the group generated revenue of €13.2 billion and had 52,673 employees. At end-March 2015, its market capitalisation was around €9.9 billion. The group is listed on Euronext Paris and the New York Stock Exchange.

Nokia is a Finnish telecom manufacturer. It is listed on NASDAQ OMX in Helsinki and on the New York Stock Exchange. At end-March 2015, its market capitalisation was around €25.8 billion. In 2014, it had revenue of €12.7 billion and employed 57,566 people.

Alcatel-Lucent and Nokia are two of the world’s leading telecom manufacturers alongside Cisco, Ericsson, Huawei, ZTE, and Juniper Networks.

Business6

Figure 2

Business mix

Source: companies

Alcatel-Lucent (see Figure 2) operates in most segments of telecom infrastructure and has three operating segments: Core Networking (IP routing, terrestrial, submarine (ASN) and wireless transport, and software platforms), shown in grey on the pie chart above, Access (fixed, mobile – RAN and RFS7, managed services and licensing), shown in blue, and Other.

Nokia’s telecom infrastructure business is less diversified than Alcatel-Lucent’s. It is focused on Mobile Access and to a lesser degree on software platforms.

Nokia’s two other operating segments are Nokia Technologies and HERE. Nokia Technologies’ purpose is to manage and monetise the group’s large patent portfolio, and is one of the group’s main potential growth drivers. The mapping and geolocation business HERE originates from Nokia’s acquisition of Gate5 in 2006 and above all Navteq in 2008, and is in the process of being sold8.

[6]	Information relating to market shares and expected growth rates are taken from the two companies’ annual reports and industrial analyses carried out by specialist companies (see appendixes).
[7]	Radio Frequency Systems is a company specialising in radio antennae and cables, wholly owned by ASB (Alcatel-Lucent Shanghai Bell).
[8]	Where possible on the basis of available information, data will be presented by separating HERE from Nokia’s other businesses.

Alcatel-Lucent’s Core Networking business accounted for 45% of the group’s revenue in 2014, and has three divisions9.

The IP Routing business is mainly focused on routers using IP (Internet Protocol) to determine the path to be taken by signals in order to reach the desired destination. The global router market for Service Providers is expected to grow by 4% per year10. Routers break down into edge routers (around 70%), core network routers (around 30%)11 and virtualisation hardware (still marginal). In edge routers, Alcatel-Lucent ranks second in the market with a share of 27%, behind Cisco and ahead of Juniper and Huawei11, and has steadily increased its market share since it entered this segment in 2003. Alcatel-Lucent has made core network routers since 2012, and is aiming to increase its market share in this segment to match its market share in edge routers. It currently ranks fourth in the world in core routers, with a market share of 4%12. In this segment, companies distinguish themselves by offering hardware that takes up less space, handles more traffic, routes traffic more quickly and is more energy efficient. After the combination with Nokia, the combined entity will remain the world’s second-largest player in IP Routing for service providers, behind Cisco and ahead of Juniper12.

The IP Transport business consists of three divisions. Terrestrial IP Transport involves carrying information by fibre-optic cable. Previously, Alcatel-Lucent mainly focused its innovation efforts on the technological capabilities of optical fibres, particularly in optical multiplexing (WDM). Like other Western manufacturers such as Nortel, Alcatel-Lucent has in the last ten years been challenged by intense competition from Huawei and ZTE, which have established themselves as leaders in terrestrial optical transport. With a 12% market share, Alcatel-Lucent is Europe’s leading manufacturer in this business area13. However, the segment – in which Nokia does not operate – remains highly fragmented14 and is undergoing consolidation. The ASN division consists of the optical submarine transport activities of Alcatel-Lucent, which is the world leader in this area. The business has high entry barriers but investment in submarine cables is very cyclical. Clauses in the transaction with Nokia provide for exchange ratios to be adjusted if ASN is spun off before the combination is complete15. The Wireless Transmission division involves carrying information wirelessly (by microwave), a technique that is used in long-distance fixed networks instead of via fibre-optic cable, and within mobile access networks to carry traffic from relay antennae to the core network (backhauling). Nokia no longer operates in this segment since it sold its business to DragonWave. The combination with Alcatel-Lucent will enable it to move back into the segment.

The IP Platforms division develops software platforms allowing operators to provide applications. The division includes operation and customer management services, including OSS (Operations Support Systems, a platform for managing and supervising operator networks) and Customer Experience, which allows consumer hardware to be managed remotely and the development of network analytical intelligence (Analytics). It also includes collaboration and communications solutions, including IMS (IP

[9]	The following information use the segment classification used by Alcatel-Lucent since 2013.
[10]	Source: Routers Report Five Year Forecast 2014-2018, Dell’Oro Group, July 2014.
[11]	Source: Routers Report 4Q2014: Market Summary & Vendor Information: Enterprise Routers, Service Providers Routers – Worldwide & Regions, Dell’Oro Group, February 2015.
[12]	Based on 2014 market data; Source: Routers Report 4Q2014: Market Summary & Vendor Information: Enterprise Routers, Service Providers Routers – Worldwide & Regions, Dell’Oro Group, February 2015.
[13]	Source: Optical Transport Report 4Q2014: Market Summary & Vendor Information: WDM, Multiservice Multiplexer, Optical Switch, Optical Packet – Worldwide & Regions, Dell’Oro Group, February 2015.
[14]	The other main players are Huawei, Coriant, Ciena and ZTE
[15]	However, Alcatel-Lucent announced on the 6th of October 2015 that it will retain ASN as a fully-owned subsidiary

Multimedia Subsystems), which allow clients to offer multimedia services to users regardless of location and using the handset of their choice. Alcatel-Lucent also provides tools for managing mobile user data and NFV (Network Function Virtualization) platforms designed to help operators deploy virtualised applications like Cloudband. In this area, Nokia has similar resources, which are often complementary to those of Alcatel-Lucent (IMS, OSS, Customer Experience, Analytics etc.).

Alcatel-Lucent’s Access business accounted for 54% of the group’s revenue in 2014, and has four divisions, with the two main ones being wireless and fixed access.

In fixed broadband access, Huawei’s arrival in the market 2003/04 led to a price war. Alcatel-Lucent is the only European provider still operating in this segment. Margins have recovered since 2010/12, helped significantly by the reduction in the number of players in the market16. Revenue growth is low, but the business generates cash. Fixed access has always included ADSL17, used for the broadband transport of data on copper wires using multiplexing, and in the last five years VDSL, which offers speeds close to those obtained using fibre, in which Alcatel-Lucent is world leader, due in particular to innovations such as Vectoring and G.fast. Alcatel-Lucent was a very early innovator in fibre-optic access (BPON and then GPON) and has become one of the leading players in this market. Overall, Alcatel-Lucent is the world leader in fixed access (DSL and PON, excluding terminating units) for service providers, with a market share of around 34%. Huawei ranks second with a market share of 27%18. Alcatel-Lucent has little or no presence in fixed access for cable operators, however, its diversification strategy aims at increasing its turnover with these customers.

Mobile broadband access is one of Nokia’s strong points. It is the world number three with an 18% market share, and it achieved an operating margin of 11.3% in this segment in 2014. Northern European manufacturers (Nokia, Ericsson, Siemens) were the first to invest in this area (with GSM-2G technology) because of the specific features of their home markets, where low population density makes it costly to extend fixed networks. In the last ten years, as new generations of technology have arrived (3G and then 4G), this market has seen the rapid rise of Huawei (and to a lesser extent ZTE), acquisitions by Ericsson, Nokia and Alcatel-Lucent of divisions operating in this area owned by North-American manufacturers (Nortel and Motorola), and the emergence of Samsung. Alcatel-Lucent ranks number four in RAN19 with a market share of 11.5%, and number four in LTE20 with a market share of 14%21, and the business reduces the group’s Access margins. Alcatel-Lucent has lost market share in this business in the last few years because of its initial failure to invest substantially in W-CDMA/3G, the rise of Huawei and the obsolescence of CDMA22 (in which the group had strong positions via Lucent) in the USA. The development of 5G requires economies of scale, and this is what prompted the initial talks between Alcatel-Lucent and Nokia regarding a potential transaction involving mobile access businesses, before the plan to carry out a full combination. The combination between Nokia and Alcatel-Lucent will give the combined group a market share of around 30% in LTE, making it the world leader ahead of Ericsson (27%) and Huawei (23%)23.

[16]	There are now only three main players in the market: Huawei, Alcatel-Lucent and, to a lesser extent, ZTE.
[17]	ADSL = Asymmetric digital subscriber line; VDSL : very high bit-rate DSL.
[18]	Source: Access Report 4Q2014: Market Summary & Vendor Information: Cable Modem, DSL, PON, Dell’Oro Group, February 2015.
[19]	RAN = Radio Access Network. The three market leaders are Ericsson, Huawei and Nokia.
[20]	LTE = Long-Term Evolution, one of the 4G standards.
[21]	Source: Mobility Report 4Q2014: Market Summary & Vendor Information: GSM, CDMA, WCDMA, Mobile WiMAX, LTE FDD / TDD – Worldwide & Regions, Dell’Oro Group, February 2015.
[22]	CDMA = Code-Division Multiple Access, the 2G and 3G standard in the USA.
[23]	Based on 2014 market data; Source: Mobility Report 4Q2014: Market Summary & Vendor Information: GSM, CDMA, WCDMA, Mobile WiMAX, LTE FDD / TDD – Worldwide & Regions, Dell’Oro Group, February 2015.

Geographical position

The two groups have a complementary fit in geographical terms (Figure 3). Alcatel-Lucent has a strong presence in North America (44% of revenue due to its relationships with Verizon, AT&T and Sprint24) and in Europe (23%, mainly Western Europe), but less so in Asia (20%) although it has a significant presence in China though its Alcatel-Lucent Shanghai Bell (ASB) joint venture.

Nokia (including HERE) has a large market share in Asia (37% of revenue, with a presence in South Korea and Japan). It also has a strong presence in Europe (31%) but not in North America (15%). Latin America and the rest of the world do not currently generate much revenue for Nokia, which is also the case at Alcatel-Lucent.

Figure 3

Geographical mix

Source: companies

[24]	In 2014, Alcatel-Lucent generated 54% of its revenue from its top 10 clients. Verizon accounts for 14% of its revenue, AT&T 11% and Sprint 10%.

C.	The two group’s main financial data: growth, margins and financial position

Analysis of income statements and operational indicators

Table 3

Alcatel-Lucent’s operational indicators

								adjusted 2014 format
Alcatel-Lucent (in € millions)	2006	2007	2008	2009	2010	2011	2012	2012	2013	2014
Revenue	18 254	17 792	16 984	15 157	15 996	15 327	14 446	13 764	13 813	13 178
Gross income	6 253	5 709	5 794	5 111	5 571	5 660	4 347	4 011	4 322	4 408
Gross margin (%)	34.3%	32.1%	34.1%	33.7%	34.8%	36.9%	30.1%	29.1%	31.3%	33.4%
Recurring operating income before PPA	95	110	466	-56	288	819	-260	-250	278	623
Recurring operating margin before PPA	0.5%	0.6%	2.7%	-0.4%	1.8%	5.3%	-1.8%	-1.8%	2.0%	4.7%
Restructuring costs	-731	-856	-562	-605	-375	-203	-490	-479	-518	-574
% of revenue	-4.0%	-4.8%	-3.3%	-4.0%	-2.3%	-1.3%	-3.4%	-3.5%	-3.8%	-4.4%
Operating income after other expenses, excluding goodwill	-988	-1 592	-2 031	-692	-309	417	-1 135	-1 114	-171	137
Pre-tax income	-774	-1 224	-1 877	-697	-257	182	-1 067	-1 787	-881	-365
Income tax	42	-60	-153	60	-37	544	-530	-423	173	316
among those deferred income tax	113	51	-54	123	53	586	-458	-353	229	377
Goodwill write-downs excluding PPA	0	2 913	3 272	0	0	0	522	522	568	0
Non-controlling interests	42	41	42	20	42	49	-77	-77	10	35
Income from equity affiliates	22	110	96	1	14	4	2	5	7	15
Discontinued operations	159	610	33	132	-12	414	666	639	-25	-49
Net income attributable to owners of the parent	-273	-3 518	-5 215	-524	-334	1 095	-1 374	-2 011	-1 304	-118

Source: company and Associés en Finance adjustments – N.B.: PPA = purchase price allocation (related to Lucent) – 2006 proforma Alcatel-Lucent

Table 4

Nokia’s operational indicators

						unadjusted		adjusted 2013 format
Nokia (in € millions)	2006	2007	2008	2009	2010	2011	2012	2011	2012	2013	2014
Revenue	41 121	51 058	50 710	40 984	42 446	38 659	30 176	15 968	15 400	12 709	12 732
Gross income	13 379	17 304	17 373	13 264	12 817	11 319	8 390	5 560	5 559	5 345	5 638
Gross margin (%)	32.5%	33.9%	34.3%	32.4%	30.2%	29.3%	27.8%	34.8%	36.1%	42.1%	44.3%
Recurring operating income before PPA	5 502	6 097	5 741	2 277	1 962	795	-556	-117	416	1 055	1 511
Recurring operating margin before PPA	13.4%	11.9%	11.3%	5.6%	4.6%	2.1%	-1.8%	-0.7%	2.7%	8.3%	11.9%
Restructuring costs	0	-93	-360	-178	-112	-500	-1 807	-169	-1 174	-395	-97
% of revenue	0.0%	-0.2%	-0.7%	-0.4%	-0.3%	-1.3%	-6.0%	-1.1%	-7.6%	-3.1%	-0.8%
Operating income after other expenses, excluding goodwill	5 488	7 985	4 966	2 105	2 070	17	-2 303	-298	-821	519	1 379
Pre-tax income	5 695	8 224	4 964	1 840	1 785	-85	-2 643	-429	-1 178	239	984
Income tax	-1 357	-1 522	-1 081	-702	-443	-290	-1 145	-73	-304	-202	1408
among those deferred income tax	-54	687	433	34	355	462	-504	262	25	152	1782
Goodwill write-downs excluding PPA	0	0	0	908	0	1 090	0	1 090	0	0	1 209
Non-controlling interests	60	-459	-99	-631	-507	-324	-683	-343	-31	-21	8
Income from equity affiliates	28	44	6	30	1	-23	-1	-23	-1	4	-12
Discontinued operations	0	0	0	0	0	0	0	109	-2 334	-801	2 299
Net income attributable to owners of the parent	4 306	7 205	3 988	891	1 850	-1 164	-3 106	-1 163	-3 786	-739	3 462

Source: company and Associés en Finance adjustments

Developments in both groups’ operating environment mean that their results have been fairly inconsistent, as a result of restructuring operations, changes in scope and their success or otherwise in positioning themselves in new emerging technologies.

Successive changes in the scope of their activities, particularly in Nokia’s case, make it complex to analyse revenue movements.

Figure 4

Comparison of gross margins

Source: company and Associés en Finance adjustments

Figure 5

Comparison of recurring operating margins

Source: company and Associés en Finance adjustments

Each group has made significant losses at certain times, both operating losses and losses arising from asset impairment or the exceptional costs of restructuring plans.

These losses were caused by several factors.

•

Both companies have experienced difficulties integrating past acquisitions and/or combining with other companies, i.e. Alcatel’s combination with Lucent and Nokia’s combination with Siemens Networks. Those difficulties resulted in weak operating margins in the years following the transactions, along with significant impairment losses.

•	The telecom infrastructure business is also dependent on technology, and so is subject to unforeseen events and disruption that cause margins to vary. Returns on investment depend on the combination of technological development, the market share gained by new products and the resources used, which involve a large amount of R&D expenditure. In 2014, R&D spending equalled 16.8% of revenue at Alcatel-Lucent (plus capitalised investment equal to 1.2% of revenue) and 19.6% of revenue at Nokia. High R&D expenditure supports future growth but may also reduce profitability if it does not produce commercial success.

•

The various sector players, and the European players in particular[25] have had to deal with competitive pressure from Chinese groups since the 2000s (particularly Huawei), which have captured significant market share through an aggressive pricing policy.

Figure 6 shows, for illustration purposes, the revenue (in euro terms) of Huawei, Ericsson, Alcatel-Lucent and Nokia between 2007 and 2014. These calculations should be treated with caution, partly because Huawei did not publish its financial statements in accordance with IFRS in 2007 and has naturally benefited from the intrinsic growth in its national market26. In addition, Nokia’s revenue has fallen sharply as a natural result of selling its mobile handset business. However, Figure 6 shows the pressure that Huawei is putting on its competitors. Huawei’s revenue growth has been mainly organic.

Figure 6

Revenue

Source: Bloomberg, companies and Associés en Finance adjustments

[25]	Huawei does not operate in the US telecom market, where the various players’ competitive positions are more protected.
[26]	Although Huawei is unlisted, it still publishes financial statements. It also operates in areas other than telecom infrastructure.

Figure 7, which should be treated with the same caution, shows the operating margins of the same four groups since 2011, which is when Huawei adopted IFRS accounting principles.

Figure 7

Operating margins since 2011

Source: Bloomberg, companies and Associés en Finance adjustments

•

For a long time, Nokia led the mobile handset market, but it was materially affected by the arrival of smartphones and Apple’s entry into the market from 2007, which eventually led it to sell this business to Microsoft.

These various factors – merger-related integration problems, technological risks, stiff competition from Chinese companies and, in Nokia’s case, the decline in its mobile handset market share – prompted both companies to refocus their businesses (see also the chronology in Figure 1). Nokia started to refocus in 2011. The main stages in the process were outsourcing R&D support functions (administrative management); acquiring most of Motorola’s mobile networking business in 2010, selling its fixed access business to Adtran in 2011; selling its microwave transport business to Dragonwave in June 2012; spinning off its optical transport business (Coriant) in May 2013; buying out Siemens’ 50% stake in their telecom networking joint venture NSN (now Nokia Networks) for €1.7 billion, and recently selling the mobile handset business to Microsoft (announced in 2013 and closed at the beginning of 2014). Alcatel-Lucent launched a cost-cutting plan in 2009, followed in 2012 by another restructuring plan and supplemented by a broader plan to redefine the group from an operational, strategic and financial point of view. The Shift plan, introduced in June 2013, aimed to reposition Alcatel-Lucent as a specialist in IP networking and superfast broadband access, which are both essential for next-generation networks. It involved quantitative targets that varied between divisions, with a revenue target of at least €7 billion for Core Networking in 2015 and a cash flow target of over €200 million for the Access and Other segments.27 At end-2014, €675 million of cost savings had been achieved, and

[27]

The Shift plan is intended to reposition Alcatel-Lucent as a specialist in IP networks and superfast broadband access, and innovation efforts will be focused on those areas. The operational aspects of the plan involve managing the group’s new segments (Core Networking, Access and Other) in a clearly distinct manner, and it includes a cost-cutting target of €950 million. The financial part of the plan is to carry out a financial reorganisation, rescheduling debt and reducing it by €2 billion, partly through the sale of selected assets intended to raise at least €1 billion in 2013-15. The initial targets of the Shift plan included reducing fixed costs by €1 billion and achieving cash flow of €250 million in the Access segment, although those targets were adjusted after the disposals that took place in 2014.

at end-June 2015 €746 million had been achieved out of the Shift plan’s overall target of €950 million between 2013 and 2015. Both groups have therefore seen their margins recover substantially in the last few years.

Table 5

Comparison of quarterly non-IFRS operating margins

	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015
Alcatel-Lucent	3.2%	7.8%	1.1%	4.1%	5.2%	7.1%	2.5%	5.1%
Core Networking	6.2%	14.9%	7.1%	9.0%	8.5%	16.0%	2.8%	9.1%
Access	2.4%	3.8%	-2.4%	0.6%	3.4%	0.3%	3.8%	1.3%
Nokia	11.7%	9.3%	11.0%	11.8%	13.7%	13.8%	8.3%	16.2%
Mobile Access	4.9%	7.6%	8.2%	7.7%	15.2%	12.5%	-0.2%	8.8%
Global Services	12.3%	15.2%	10.8%	13.9%	11.3%	14.6%	7.3%	9.3%
HERE	10.0%	9.8%	4.8%	0.0%	0.0%	6.8%	7.3%	9.3%
Nokia Technologies	60.0%	66.9%	65.6%	65.3%	64.5%	51.7%	72.6%	58.0%

Source: company and Associés en Finance adjustments

Alcatel-Lucent’s revenues and margins are strongly seasonal, and improve over the course of the calendar year. The last four quarters all show an improvement relative to the year-earlier periods except Q4-14, when the Access segment suffered. In its most recent quarterly publication for Q2, the group showed positive cash flow after restructuring charges for the first time since the Alcatel-Lucent merger. Management emphasised that restructuring charges should be lower after 2015, and so the group should comfortably be able to achieve positive free cash flow. For 2015, Alcatel-Lucent has confirmed its aim of hitting that target, despite restructuring costs.

Nokia also sees seasonal variations, but to a lesser extent. Like Alcatel-Lucent, the group has recently improved its margins year-on-year every quarter except in Q1-15, when the Mobile Access segment made an operating loss. In its most recent quarterly publication for Q2, Nokia showed its best operating margin figures since Q4-07. Nokia Networks’ overall gross margin reached an all-time high. The group invested more in the Technologies segment in Q2 than in Q1, resulting in a sequential decline in margins. However, margins should rise when the monetisation of Nokia’s patent portfolio starts to accelerate.

Balance sheet and cash flow analysis28

Table 6

Alcatel-Lucent: simplified balance sheet information since 2006

								adjusted 2014 format
Alcatel-Lucent balance sheet (in € millions)	2006	2007	2008	2009	2010	2011	2012	2012	2013	2014
Intangible assets	16,324	11,558	6,782	6,382	6,426	6,163	4,995	4,995	4,157	4,192
of which goodwill	10,977	7,328	4,215	4,168	4,370	4,389	3,820	3,820	3,156	3,181
Property, plant and equipment	2,026	1,428	1,351	1,260	1,311	1,263	1,164	1,133	1,075	1,132
Inventories	2,259	2,235	2,196	1,624	2,295	1,975	1,940	1,940	1,935	1,971
Trade receivables	5,841	6,154	6,432	4,959	4,792	4,579	3,767	3,757	3,312	3,512
Financial assets	1,688	2,445	1,459	766	666	829	768	798	770	886
Pension-related assets	2,734	3,472	2,298	2,400	2,746	2,765	2,797	2,797	3,150	2,636
Cash and equivalents	8,808	5,306	5,941	5,621	5,692	4,675	4,949	4,949	6,497	5,615
Total assets adjusted	39,680	32,598	26,459	23,012	23,928	22,249	20,380	20,369	20,896	19,944
Equity	15,493	11,232	4,633	3,740	3,545	3,854	1,946	1,938	2,933	1,861
Non-controlling interests	498	515	591	569	660	747	745	745	730	833
Provisions	3,466	3,597	3,167	2,439	2,295	853	1,730	1,730	1,594	895
Net debt	-993	-258	-846	-866	-314	72	-118	-124	-241	-306
Gross debt	7,815	5,048	5,095	4,755	5,378	4,747	4,831	4,825	6,256	5,309
Pension-related liabilities	5,331	4,402	4,807	5,043	5,090	5,706	5,330	5,338	3,854	5,163
Trade payables	7,077	7,804	8,166	6,466	6,960	6,342	5,798	5,793	5,529	5,883
Total equity and liabilities adjusted	39,680	32,598	26,459	23,012	23,928	22,249	20,380	20,369	20,896	19,944
Gearing without pension assets and liabilities	-6%	-2%	-16%	-20%	-7%	2%	-4%	-5%	-7%	-11%
Gearing with pension assets and liabilities	10%	6%	32%	41%	48%	65%	90%	90%	13%	82%
Capital intensity	0.96	0.70	0.41	0.40	0.39	0.50	0.35	0.37	0.30	0.37

Source: company and Associés en Finance adjustments

Table 7

Nokia: simplified balance sheet information since 2006

						unadjusted		adjusted 2013 format
Nokia balance sheet (in € millions)	2006	2007	2008	2009	2010	2011	2012	2012	2013	2014
Intangible assets	1,081	4,120	10,414	8,076	7,691	6,250	5,523	5,523	3,591	2,913
of which goodwill	532	1,384	6,257	5,171	5,723	4,838	4,876	4,876	3,295	2,563
Property, plant and equipment	1,602	1,912	2,090	1,867	1,954	1,842	1,431	1,431	566	716
Inventories	1,554	2,876	2,533	1,865	2,523	2,330	1,538	1,538	804	1,275
Trade receivables	8,252	14,256	14,941	12,780	12,211	12,038	9,238	9,176	3,898	4,708
Financial assets	576	911	766	1,282	1,699	1,322	1,329	1,391	1,468	1,404
Pension-related assets	206	218	55	68	85	106	142	152	38	30
Cash and equivalents	8,537	11,753	6,820	8,293	11,364	10,469	9,494	9,494	13,936	7,297
Total assets adjusted	21,808	36,046	37,619	34,231	37,527	34,357	28,695	28,705	24,301	18,343
Equity	11,968	14,773	14,208	13,088	14,384	11,873	8,061	7,937	6,468	8,611
Non-controlling interests	92	2,565	2,302	1,661	1,847	2,043	1,386	1,302	192	58
Provisions	1,904	3,246	3,485	2,580	2,104	1,655	2,134	1,714	227	-1,815
Net debt	-8,221	-10,479	-2,368	-3,090	-6,085	-5,148	-3,945	-3,945	-2,546	-4,605
Gross debt	316	1,274	4,452	5,203	5,279	5,321	5,549	5,549	11,390	2,692
Pension-related liabilities	98	254	175	174	169	176	178	420	237	530
Trade payables	7,430	13,934	12,997	11,525	13,744	13,289	11,387	11,783	5,787	8,267
Total equity and liabilities adjusted	21,808	36,046	37,619	34,231	37,527	34,357	28,695	28,705	24,301	18,343
Gearing without pension assets and liabilities	-68%	-60%	-14%	-21%	-37%	-37%	-42%	-43%	-38%	-53%
Gearing with pension assets and liabilities	-69%	-60%	-14%	-20%	-37%	-36%	-41%	-40%	-35%	-47%
Capital intensity	0.09	0.14	0.28	0.29	0.24	0.23	0.18	0.35	0.28	0.36

Source: company and Associés en Finance adjustments

[28]	Provisions are net of deferred tax

Both groups have a net cash position29, but given low returns on cash, interest payments on gross debt are resulting in a net interest expense on the income statement.

Nokia’s very large net cash position at end-2014 was due to the sale of its mobile handsets business to Microsoft, along with a €1.4 billion down-payment by Microsoft with respect to a 10-year licensing agreement.

Net cash positions are common among technology companies, as they need to maintain a safety cushion of cash because of operational risks and the amount of R&D they have to finance, and to ensure they have enough flexibility to finance acquisitions. Moreover, customers pay attention to the financial health of their telecom equipment providers, in order to secure their long-term network development. In addition, part of their cash is not immediately available, because it is subject to exchange controls30.

Cash positions should also be viewed in the light of both groups’ weak cash generation in the past, particularly Alcatel-Lucent’s, as a result of the aforementioned volatility in operating margins, and their significant capital expenditures31.

Table 8

Cash-flows (€ million)

Alcatel-Lucent				adjusted 2014 format
Simplified cash-flows	2009	2010	2011	2012	2013	2014
Cash-flows from operating activities	-5	-126	19	-144	-221	127
Net expenditure on non-current assets(a)	-532	-569	-510	-512	-427	-394

Cash flow	-537	-695	-491	-656	-648	-267

Nokia				adjusted 2014 format
Simplified cash-flows	2009	2010	2011	2012	2013	2014
Cash-flows from operating activities (b)	3,247	4,774	1,137	-354	72	-115
Net expenditure on non-current assets(c)	-458	-658	-1,366	-182	-269	-267

Cash flow	2,789	4,116	-229	-536	-197	-382

(a)	2009 figures as reported in the 2010 annual report.
(b)

Cash flows from operating activities are adjusted for Microsoft’s €1.4 billion downpayment under a 10-year licencing agreements, which reduce the working capital requirement in the published financial statements.

(c)	Including the acquisition of Motorola’s mobile network infrastructure business in 2011 (now part of Nokia Networks).

Source: companies and Associés en Finance adjustments

These various factors explain why, before the public exchange offer was announced, Alcatel-Lucent had a Standard and Poor’s credit rating of B and Nokia a rating of BB – i.e. both non-investment-grade – despite having net cash positions.

[29]	Convertible bonds and OCEANEs are included in the gross debt figures above.
[30]	Alcatel-Lucent’s registration document states that €1.207 billion of cash, cash equivalents and marketable securities are subject to exchange restrictions in certain countries, mainly China.
[31]	At both groups, R&D spending – mostly recorded as operating expenses – accounts for most of their investment.

Their weak cash flow has prompted both companies to adopt cost-cutting policies, but also to address the situation through adjustments to the scope of their activities through significant disposals32, a decision not to pay any dividends since 2007 in Alcatel-Lucent’s case33, and capital increases34. For Alcatel-Lucent, the situation explains why the Shift plan, in addition to its operational aspects, included several financial initiatives, including reorganising the group’s debt, strengthening its financial position and selling assets. A €957-million capital increase was launched in November 2013 and the group undertook several buybacks of bonds and convertible bonds accompanied by fresh issues (including issues of OCEANEs maturing in 2018 in June 2013, and OCEANEs maturing in 2019 and 2020 in June 2014) in order to reduce the average cost of financing and increase the maturity and flexibility of its debt. The group’s cost of gross debt has fallen to 6.4% from 7.9% in 2012. Alcatel-Lucent has turned the corner, with positive operational cash flow in 2014 and the aim of achieving overall positive cash flow from 2015.

It should also be noted that, since the merger with Lucent, Alcatel-Lucent has recorded significant obligations relating to retirement benefits and other post-employment benefits on its balance sheet. The amount of these liabilities has been reduced and they have been restructured, with a shift towards more secure plan assets, which consist largely of bonds and cash. These efforts are intended to reduce gross liabilities and to make net provisions on the balance sheet much less sensitive to financial market conditions35. However, the net balance of assets and liabilities relating to pensions and other post-employment benefits (€2.5 billion at end-2014) leads to greater volatility in the group’s equity and makes it more sensitive to financial market conditions than is the case at Nokia, where the net balance was €500 million at end-2014.

D.	Fundamentals: the two companies’ operating and technological environment and their strengths and weaknesses

The telecom equipment market has fundamental characteristics, some of which have been mentioned above in the financial analysis of the two groups that relate to their stand-alone operational and financial positions and form the basis of their future development.

Firstly, the market is driven by technological disruption, which causes step-changes in markets and rapid changes in competitive positions. This is the case in mobile access, where the various generations of standards (2G-GSM, 2G/3G-CDMA, 3G-UMTS, 4G-LTE and soon 5G) require companies to develop a large number of products to keep up with an ever-changing market. In fixed access, the introduction of new encoding methods has increased speeds from around 100Kb/s initially with ADSL to 100Mb/s today (with VDSL Vectoring and G.fast). Similarly, new technological breakthroughs have caused major changes in fibre-optic access (BPON, ePON, GPON and soon T-WDMPON). In optical transport and IP

[32]	Nokia’s main disposals are described above. Alcatel-Lucent’s main disposals consisted of its stake in Thales in 2009, Genesys in 2012, LGS and the Enterprise division in 2014.
[33]

For Nokia, dividends were falling until recently: €0.53 per share with respect to 2007, €0.40 per share between 2008 and 2011, and no dividend with respect to 2012. Nokia shareholders received an ordinary dividend of €0.11 and a special dividend of €0.26 with respect to 2013, and a dividend of €0.14 per share with respect to 2014. Nokia had also started a share buyback programme, which it discontinued when it announced the proposed merger with Alcatel-Lucent.

[34]	Including Alcatel-Lucent’s capital increase of almost €1 billion in late 2013 as part of the Shift plan.
[35]

It should be noted that an offer has been made to former employees and beneficiaries in the USA to convert their monthly annuity payments into lump sums on a voluntary basis (the “Alcatel-Lucent Retiree Lump-Sum Window program”). This offer will reduce the Group’s retirement benefit obligations (liabilities) and the related payments will come from pension assets (assets). As a result, both assets and liabilities will be reduced. The group is also carrying out “section 420” transfers, i.e. transfers of certain assets, representing a surplus compared with liabilities, to other funds.

routing, speeds have risen from 10Gb/s to 400Gb/s in the space of a few years and soon 1Tb/s. Telecom networks are also seeing a mass shift towards virtualised software solutions using hosted cloud infrastructure, boosting innovation in software platforms.

In all segments, developments have been made possible by ongoing major innovation efforts supported by internal R&D units (such as Bell Labs at Alcatel-Lucent and Future Works at Nokia), and external efforts (via strategic partnerships). R&D results in fixed costs that need to be covered by a sufficiently large market share. Once fixed costs have been covered, the contribution margin and operational gearing is high. Critical mass is therefore vital in the telecom infrastructure market. This is particularly true in mobile access, which is the largest potential market and attracts the most R&D expenditure. In mobile access, Nokia ranks third in the world and its market share (18%) is sufficient to achieve double-digit margins. The addition of Alcatel-Lucent’s mobile business – which ranks fourth in the sector – will increase operational gearing.

In addition to this aspect, which is inherent to technology companies, the telecom market and the networking market in particular are seeing new developments related to the all-digital era. Players capable of meeting the technological and industrial challenges posed by exponential growth in digital usage and the digitisation of the economy have genuine growth prospects. After the digital revolution seen between 1990 and 2000, when IT tools, the internet and mobile telephony became much more widespread, the industry has entered a new phase involving an explosion in digital usage, superfast mobile broadband access, cloud computing and connected objects. This upheaval is giving rise to a new era represented by the “internet of things”. Smart objects – which are permanently connected to the internet and to each other, and which collect data – are transforming our everyday lives in areas such as home automation and healthcare. This market is seeing exponential growth with 70 billion devices expected to connect to the Internet by 2020. The digitisation of the economy is also entering a new phase. After the success of pure players directly connected to the digital economy – such as Google, Amazon, Facebook and Apple – all industrial sectors now need to go digital, in terms of both their operational arrangements and their product ranges.

The surge in usage and requirements represents a considerable challenge for current networks. They were built in a very hierarchical way to carry voice calls, and then adapted to carry data, but now need to change radically. The aim is to allow a transaction from a system in which numerous networks coexisted to a convergent all-IP system in which very high speeds are the norm (fixed and mobile). In addition to this convergence, the very architecture of networks needs to be reviewed and replaced with a distributed model, which is less centralised and brings broadband infrastructure as close as possible to the end-user. Increasingly, we are moving away from a hardware-based, infrastructure-dominated model to a software-based model, in which connecting infrastructure in a smart way to deal with data flows, consumption peaks etc. is just as important as the infrastructure itself. According to Infonetics Research, telcos’ spending on network virtualisation solutions – SDN (Software Defined Network) and NFV (Network Functions Virtualization) – will reach $11 billion in 2018 versus $500 million in 2013.

As a result, networks have again become crucial in meeting the challenges posed by the digitisation of the economy, and networks and infrastructure manufacturers can again play a key role. Whereas the abundance of mobile devices, connected objects and cloud offerings will diminish their value as they gradually become commoditised, access to a flawless network that allows them to function will become a crucial issue. For example, it is unthinkable that smart cars and driverless cars will be allowed to run if there is the slightest risk of a network outage. Infrastructure manufacturers could therefore regain a position of strength with respect to makers of smartphones (Apple, Samsung, Lenovo, HTC), makers of connected objects and providers of cloud infrastructure (Amazon, Microsoft, Google, Dropbox, etc.). However, to achieve that objective, network equipment suppliers need critical mass and global firepower. Only then will they be able to afford and cover the investment required to finance innovation and to deal with competition.

These movements, which began in the USA five or six years ago, seem to be major economic growth drivers, but are at an early stage in Europe, where there is therefore the potential for growth.

Strengths and weaknesses

The two groups’ development on a stand-alone basis and market trends are summarised in the SWOT analysis below. This analysis forms the basis for assessing the risks to be factored into the two groups’ subsequent valuations.

Table 9

SWOT analysis of the two companies

Alcatel-Lucent (stand-alone)

Strengths	Weaknesses

Significant market share in most markets in which Alcatel-Lucent operates.	The client base is fairly concentrated: in 2014, the group’s top ten clients accounted for 54% of its revenue, and its top three clients accounted for 35%. The group is highly exposed to the US market.

Large presence in the USA.	Despite commercial successes (China, USA), Alcatel-Lucent has not been able to gain wide acceptance for its 4G networks in Europe and the rest of Asia. In mobile networks, where it lacks critical mass, the group has suffered from its lack of a large 3G installed base and its insufficiently competitive offering in the single RAN market.

Global leader in fixed-line broadband access.	Direct competition with Huawei in several segments is keeping prices under pressure.

Fairly strong position in China (market share of around one third in segments open to foreign competition).	Gross debt is still relatively high, as are gross liabilities relating to pensions and other staff benefits.

Business refocused on strong, diversified positions via the Shift plan.

Frequent awards for innovation (e.g. Bell Labs).

Opportunities	Threats

Broader client segments: Cloud Service Providers, very large corporations (banks etc.), governments and companies with specific requirements (transport etc.).	High technological risk.

Telecom network/IT convergence and fixed/mobile convergence underpinning demand for hardware and network software platforms.	Lacks critical mass in mobile networks, especially since investments in 5G networks will lead to large financing requirements.

Acquisition opportunities in certain core networking segments; increasing market share, better coverage of R&D costs, positions in emerging technologies.	Risks relating to the investment cycles of operator clients and sensitivity to their margins (which are falling).

Development in the high-growth markets of platforms and network applications.	Dependence on telecom operators and risk that a top-10 customer may not renew its contracts.

Large patent portfolio and monetisation potential, (it currently generates less revenue than Nokia’s).	Adverse currency movements, particularly concerning the dollar.

Emergence of new competitors.

Nokia (stand-alone)

Strengths	Weaknesses

Position in superfast mobile broadband networks (3G and 4G).	Competition from Huawei in mobile access, creating pressure on prices.

Full control over NSN acquired in 2013, allowing streamlining in terms of governance, costs and commercial strategy.	Weak product differentiation in the mobile networks market, in which producers have little pricing power.

Large presence in Asia (Japan, South Korea etc.).	Lack of diversification in the networks business, Nokia unable to take advantage of fixed/mobile convergence (Nokia does not have any expertise or products in IP routers) or offer comprehensive solutions for clients.

Strong R&D operation, supported by the Future Works unit.	Weak position in the USA, a market that is relatively sheltered from Chinese competition.

Very large patent portfolio, particularly in mobile networks and handsets.	Few opportunities for diversification in high-growth non-telco markets.

Financial position strengthened by the disposals of the mobile handset business and HERE.	Lack of strong R&D operations outside mobile networks and handsets.

Opportunities	Threats

Telecom network / IT convergence underpinning demand for hardware and mobile network software platforms.	High technological risk.

Acquisitions but also organic growth, made possible by the stronger balance sheet.	Risks relating to the investment cycles of operator clients and sensitivity to their margins (which are falling).

Ability to capitalise on the globally recognised Nokia brand (see recent announcements about possible mobile phone licensing agreements).	Emergence of new competitors.

Ability to focus investments on a slimmed-down portfolio.	Nokia Technologies: sensitive to revenues from select licences

Current discussions on licensing agreements (agreement with LGE, revenues which are subject to arbitration / dispute with Samsung) could lead to the renegotiation of current contracts, with a positive outcome for Nokia Technologies.	Slow patent monetisation.

Win-win partnership with Microsoft in licensing.	Currency exposure.

Monetisation of the patent portfolio in mobile technology by re-entering the mobile handset market.

Development in the high-growth markets of platforms and network applications.

The combination between Alcatel-Lucent and Nokia should strengthen their positions in several ways: complementary geographical presence, complementary product positions (Alcatel-Lucent’s strong positions in core networking, Nokia’s strong positions in mobile access, allowing the combined group to propose a comprehensive offering to operators and to take advantage of fixed/mobile convergence), significant firepower in R&D36 (in particular supporting diversification into high-growth sectors such as software platforms and non-telco clients), improved profitability by achieving economies of scale allowing the coverage of fixed costs, creation of a global group on the scale of Ericsson and Huawei, stronger financial position, and increased firepower for carrying out acquisitions. These various factors are expected to generate post-combination synergies.

III.	Valuation: examination of the terms and conditions of the offer and fairness of the exchange ratio applied to the shares

An analysis of the fairness of the public exchange offer should take the following aspects into consideration:

•	Nokia’s offer is non-mandatory,

•	The offer is optional for both shareholders and for OCEANE bondholders, who have the possibility of accepting or declining the offer made to them,

•

An analysis of the fairness of the exchange ratio for the OCEANE bonds must consider the fairness of the exchange ratio applied to the shares and must ensure that the equal treatment of the shareholders and OCEANE bondholders is not compromised.

A cash offer justifies payment of a control premium, which factors in the synergies that the combination between the two groups is likely to generate and which minority shareholders give up by tendering their shares to the offer, in return for receipt of this premium37. The same does not hold true for a public exchange offer. The target company’s shareholders, if they tender their shares to the offer, will become shareholders in the company making the offer and thus automatically benefit from the value unlocked by attainment of the expected synergies, in proportion to the interest they hold in the capital of the company making the offer. In the present case, the exchange ratio may be regarded as fair for shareholders if it reflects the fair value of both Alcatel-Lucent and Nokia, making for a fair allocation of the rights to the combined entity’s capital, and if it leads to the synergies anticipated from the combination being shared fairly. To estimate the fair value of both companies, the intrinsic value of both companies independently of the public exchange offer needs to be examined.

The fairness of the treatment afforded to the OCEANE bondholders and shareholders is dealt with specifically in section V.

A.	Examination of the share price performance of Alcatel-Lucent, Nokia and the exchange ratio implied by share prices

Review of Alcatel-Lucent’s share price performance

Alcatel-Lucent’s share price performance has several striking characteristics: its considerable volatility, like that of most tech stocks, its sensitivity to trends in its finances, its high level of liquidity and the strong share price gains since year-end 2012, as its volume-weighted average share price reached its lowest point in October 2012 (at €0.682). Alcatel-Lucent’s share price has gained substantial ground

[36]	The combined entity will be the world’s number two telecom manufacturer, behind Huawei and ahead of Cisco.
[37]

Academic research shows that the acquisition premium paid by the buyer is predominantly a function of the anticipated synergies, competition in the M&A market and the relative bargaining power of the buyer and the target.

since then and especially since Michel Combes took over as the group’s Chief Executive Officer (announced on 22 February 2013 effective 1 April 2013, Shift plan unveiled on 19 June 2013). Since mid-2011, the group’s share price has not risen above the €4 mark (apart from on 14 April 2015, when speculation about a link-up with Nokia peaked).

Figure 8

Alcatel-Lucent’s volume-weighted average share price since year-end 2006

Source: Bloomberg

Alcatel-Lucent has not paid out any dividends since 2007.

Share price volatility

A share’s volatility measures the level of uncertainty about its returns, and is calculated using past share price performance data.

Alcatel-Lucent’s share price performance has been highly volatile, which is attributable to several factors:

•	The very nature of its business activities, which are sensitive to rapid advances in communication technologies.

•

By the same token, its earnings reports can trigger strong swings in the share price. For example, its shares rose by +19.4% on 31 October 2013 when it reported its Q3 2013 results and then by +16.1% on 30 October 2014 when it reported its Q3 2014 results.

•

The rumours that surfaced on several occasions concerning industry consolidation/combination scenarios, including a link-up between Alcatel-Lucent and Nokia (e.g. the share price rose on 18 December 2014 on rumours of talks about a deal with Nokia, and also in autumn 201338). The impact of this speculation peaked in the very last sessions prior to the offer.

•

Changes in its financial structure and the rating given to it by credit rating agencies, plus the major burden on its finances attributable to pension liabilities. While debt pay-down and the drive to overhaul the group’s financial structure gained pace after the Shift plan was introduced, the share price still appeared in 2011 and 2012 to react significantly to any strains in the debt markets (e.g. share price volatility increased in summer 2011 and

[38]

On 25 September 2013 Reuters reported that talks had been held at Nokia with a view to a link-up with Alcatel-Lucent, which drove the latter’s share price up 6.3% on 26 September. On 20 November 2013, the Wall Street Journal reported that Nokia had walked away from the table, and Alcatel-Lucent shares declined afterwards.

spring 2012 in tandem with the level of 5-year CDS on Alcatel-Lucent’s debt). The company’s rating has been changed by the rating agencies on numerous occasions[39].

•	Alcatel-Lucent’s successive exits from and subsequent return to the CAC 40 index (exit on 24 December 2012, return on 23 December 2013).

Figure 9

Alcatel-Lucent’s volatility

Figure 10

Level of Alcatel-Lucent’s CDS

Source: Bloomberg

Examination of Nokia’s share price performance

Figure 11

Nokia’s volume-weighted average share price since year-end 2006

Source: Bloomberg

Nokia’s share price has displayed just as much volatility as Alcatel-Lucent’s (see Figure 12) for similar reasons. Like for Alcatel-Lucent, earnings reports often lead to steep swings in the share price (gain of 12.0% on 19 July 2012 after the release of Q2 2012 interim results, 10.7% decline on 23 January 2014 after the full-year 2013 results were published). Just as for Alcatel-Lucent, volatility rose in the last few trading sessions prior to the announcement of the proposed offer.

[39]

Changes in S&P’s credit rating of Alcatel-Lucent: BB- on 5 May 2006/BB- rating placed on credit watch with negative implications on 12 Dec. 2008/B+ on 3 March 2009/B on 9 November 2009/B rating placed on credit watch with negative implications on 21 Dec. 2012/B on 18 Feb. 2013/B- on 21 June 2013/B on 18 August 2014/B placed on credit watch with positive implications on 17 April 2015 after the announcement of the link-up with Nokia/finally B+ rating placed on credit watch with positive implications on 5 August 2015

The level of Nokia’s CDS always remained below that of Alcatel-Lucent’s CDS until the proposed offer was unveiled. Just as for Alcatel-Lucent, the volatility of Nokia shares displayed a high level of correlation with the level of its CDS, with volatility and CDS peaking in summer 2012 when Nokia’s credit rating was downgraded from BB+ to BB- by Standard & Poors against the backdrop of choppy market conditions ahead of the ECB’s announcements. This downgrade followed on from the release of the group’s interim results40.

Figure 12

Volatility comparison

Figure 13

Comparison of 5-year CDS

Source: Bloomberg

Assessment of the liquidity of the two shares

Nokia belongs to the index of the largest-cap stocks in the euro zone (Euro Stoxx 50 index), while Alcatel-Lucent belongs to the CAC 40 index. Accordingly, both Alcatel-Lucent and Nokia have highly liquid shares.

[40]

Like Alcatel-Lucent’s, Nokia’s S&P rating underwent significant changes over time: BBB+ placed on credit watch with negative implications on 9 June 2011/BBB on 2 August 2011/BBB- on 2 March 2012/BB+ on 27 April 2012/BB- on 15 August 2012/B+ on 5 May 2013/B+ placed on credit watch with positive implications on 9 September 2013/BB on 15 May 2014 and BB+ on 17 April 2015 after the proposed link-up with Alcatel-Lucent was announced.

Table 10 shows a calculation of the illiquidity coefficients of Alcatel-Lucent and Nokia at end-March 2015, prior to the announcement of Nokia’s proposed public exchange offer for Alcatel-Lucent shares, compared with that of their competitors in Associés en Finance’s Trival model (see Appendix 6), and the major telecom operators who are their customers41. At that date, the Trival illiquidity coefficients ranged between 0.58 (Apple) and 2.19 (Groupe Flo).

Table 10

Details of the illiquidity coefficient to end-March 2015

(data in foreign currencies converted into €)

County	Company	Daily trading vol.	Absorbable amounts	Free floats		Absorbable amounts as a % of free float	Trival illiquidity coefficient
		(€ m)	(€ m)	(Ranking)	(€ m)
FR	Alcatel Lucent	62.9	25.4	241	7,790	0.3%	0.85
FI	Nokia	86.0	57.8	135	26,395	0.2%	0.76
SE	Ericsson	100.5	56.5	108	34,746	0.2%	0.75
US	Cisco Systems	738.4	437.4	31	130,983	0.3%	0.66
US	Juniper	100.8	54.0	248	7,278	0.7%	0.83

US	Verizon	651.2	495.0	14	187,650	0.3%	0.64
US	AT&T	739.2	592.0	16	176,485	0.3%	0.64
US	Sprint Corporation	68.5	18.9	326	3,485	0.5%	0.91
ES	Telefonica	356.0	221.3	72	55,967	0.4%	0.70
GB	Vodafone	190.8	107.3	54	80,480	0.1%	0.70
DE	Deutche Telekom	191.4	99.7	77	51,684	0.2%	0.72
FR	Orange	164.6	71.7	110	34,309	0.2%	0.74

Source: Bloomberg and Trival

Absorbable amounts reflect the amount of capital that may be traded on a daily basis without moving the share price by more than 1%. For Alcatel-Lucent, absorbable amounts accounted for 0.3% of its free float at end-March 2015 – a level equivalent to that for Nokia (0.2%) or for Ericsson and Cisco. The structural liquidity of Nokia shares, as reflected by its free float in millions of euros, is significantly higher than Alcatel-Lucent’s.

[41]

In line with the method applied by Associés en Finance, outlined in Appendix 6, two factors are used to calculate the illiquidity coefficient – the size of the free float and absorbable amounts. The lower the illiquidity coefficient, the more liquid the company (an illiquidity coefficient of 1 represents a company with liquidity equal to the average of the sample of stocks tracked in Associés en Finance’s Trival model). Calculations of transactions and absorbable amounts are carried out over a period of 45 calendar days. The free float rankings are shown relative to all 513 companies tracked to end-March 2015 by Associés en Finance.

Both stocks’ high level of liquidity is backed up by an analysis of the daily trading volumes, as shown in Table 11 and Table 12. Alcatel-Lucent’s daily trading volumes are particularly high, which probably reflects the speculation referred to previously.

Table 11

Alcatel-Lucent’s trading volumes

Alcatel-Lucent - Share liquidity	Average daily volume			Total volume
	Number of shares	As a % of capital	As a % of free float	Number of shares	As a % of capital	As a % of free float

9 April 2015	13,081,072	0.5%	0.5%	13,081,072	0.5%	0.5%
1 month to 9 April 2015	18,373,342	0.7%	0.7%	385,840,174	13.7%	14.4%
2 months to 9 April 2015	18,107,671	0.7%	0.7%	742,414,518	26.3%	27.8%
3 months to 9 April 2015	21,387,787	0.8%	0.8%	1,326,042,775	47.0%	49.6%
6 months to 9 April 2015	24,529,848	0.9%	0.9%	3,066,230,991	108.7%	114.7%
9 months to 9 April 2015	23,734,655	0.8%	0.9%	4,533,319,052	160.8%	169.7%

Table 12

Nokia’s trading volumes

	Average daily volume			Total volume
Nokia - Share liquidity	Number of shares	As a % of capital	As a % of free float	Number of shares	As a % of capital	As a % of free float

9 April 2015	10,040,167	0.3%	0.3%	10,040,167	0.3%	0.3%
1 month to 9 April 2015	12,879,011	0.4%	0.4%	270,459,228	7.4%	7.7%
2 months to 9 April 2015	12,218,364	0.3%	0.3%	500,952,905	13.6%	14.2%
3 months to 9 April 2015	14,618,742	0.4%	0.4%	906,362,011	24.5%	25.6%
6 months to 9 April 2015	17,362,457	0.5%	0.5%	2,118,219,760	56.9%	60.1%
9 months to 9 April 2015	18,189,842	0.5%	0.5%	3,419,690,233	91.7%	96.8%

Source: Bloomberg

Analysis of the exchange ratio based on share prices

For highly liquid shares, as is the case for both Alcatel-Lucent and Nokia, the ratio implied by share prices over time is relevant to an analysis of the proposed exchange ratio. Figure 14 focuses on the period starting at the beginning of 2014 after the first few months of implementation of the Shift plan by Alcatel-Lucent and after the rights issue carried out by the group in November 2013. The implied ratio is calculated based on volume-weighted average share prices.

Figure 14

Trends in the implied ratio between Alcatel-Lucent’s and Nokia’s share price

N.B. Insofar as Nokia pays a dividend and Alcatel-Lucent does not, there is a difference between the ratio including and excluding dividends. This explains why the ratio implied by the share prices fell into line with the proposed exchange ratio after the offer was announced only once Nokia’s dividend was detached.

Source: Bloomberg and Associés en Finance calculations

Reflecting Alcatel-Lucent’s and Nokia’s volatility, the ratio implied by the share prices is also volatile, even over fairly short periods. It reached a low point of around 0.3 in the second half of October 2014 ahead of the publication of Alcatel-Lucent’s Q3 2014 results, before picking up after this release and stabilising in a 0.49-0.52 range after both companies published their full-year 2014 results.

Table 13 shows the exchange ratios implied by the ratio between Alcatel-Lucent’s and Nokia’s share price prior to the offer. These calculations call for two additional comments, given the numerous rumours that circulated about a link-up between the two groups and about a sale of Alcatel-Lucent’s mobile activities to Nokia. Firstly, the reference period ends on 9 April 2015, i.e. before rumours about both companies substantially increased. On 10 April, rumours surfaced that Nokia was divesting HERE, rekindling speculation about Nokia’s desire to acquire Alcatel-Lucent’s mobile activities. These rumours gained more and more impetus to the point where both companies published a joint press release on 14 April confirming the discussions between Nokia and Alcatel-Lucent about a possible link-up between the two groups through a public share exchange offer. The peak in the implied ratios in Figure 14 coincides with this first press release. In addition, as stated previously, the need for consolidation in the European telecom industry and the complementary fit between Nokia and Alcatel-Lucent had long given rise to rumours in the capital markets of a link-up between the two companies42. It is reasonable to believe that Alcatel-Lucent’s share price (and thus shareholders) had already benefited from a speculative premium even before the proposed offer was announced, aside from the positive effects deriving from the group’s operational turnaround.

[42]

N.B. In September 2013, Reuters announced that Nokia was mulling over a tie-up with Alcatel-Lucent; In May 2014 there were further comments about the issue appeared in the Les Echos newspaper, later carried by other media outlets; In December 2014 the German press reported talks about a link-up between both groups.

Table 13

Implied ratio by comparison with listed prices prior to the offer

	Alcatel-Lucent’s share price	Nokia’s share price	Implied exchange ratio
Closing price on 9 April 2015	3.65	7.04	0.52

	Alcatel-Lucent’s weighted average share price	Nokia’s weighted average share price	Implied exchange ratio
1 month to 9 April 2015	3.57	7.06	0.51
2 months to 9 April 2015	3.52	7.01	0.50
3 months to 9 April 2015	3.30	6.85	0.48
6 months to 9 April 2015	2.83	6.56	0.43
9 months to 9 April 2015	2.74	6.43	0.43
N.B. Nokia’s share price restated for the dividend

Source: Bloomberg and Associés en Finance calculations

The offer ratio of 0.5500 shows a premium of 6% to the implied ratio based on share prices on the 9th of April 2015 and a premium between +9% and +14%, for the VWAP 1, 2 and 3 months of both shares. The exchange ratio on VWAP 6 and 9 months before the 9th of April shows a premium of +27% and +29% respectively43.

Since the public exchange offer was announced, Alcatel-Lucent’s share price has consistently stayed in line with the exchange ratio implied by the offer once Nokia’s share traded ex-dividend (6 May 2015), with the ratio implied by share prices averaging 0.54 and fluctuating between 0.53 and 0.56. Over the period since the proposed public exchange offer was announced, the exchange ratio implied by share prices has only very occasionally inched above 0.5500x and that was in the days that followed publication of the Q1 2015 results. Publication of both groups’ latest interim results in late July did not affect the fluctuation range for the ratio, with the report driving up both stocks. Nokia shares gained 7.5% after Nokia Networks reported stronger-than-anticipated operating profit. Alcatel-Lucent’s share price rose 5.6% after it reported its interim results.

B.	Valuation methods set aside

Net book method

Calculating the book value of equity is an asset-based method predicated on historical costs that reflects only to a limited extent the future potential of the two companies44.

[43]

From Nokia’s perspective, the adjustment of the conversion as per each OCEANE’s documentation entails the necessity to buy an additional number of Alcatel-Lucent shares compared to the existing number of shares ahead of the proposed offer. This possible new number of shares created as a result of the offer would then potentially generate additional dilution. On this basis, the Nokia offer on Alcatel-Lucent shares would imply a higher premium than the one calculated on the share price before the announcement.

[44]

As a guide, net book value per share at the end of the first half of 2015 stood at €0.88 for Alcatel-Lucent and €2.46 for Nokia respectively, implying an exchange ratio of 0.36x. Pro forma net book value per share at 30 June 2015 came to €3.86 for the combined entity including the sale of HERE, implying an exchange ratio of 0.23 (i.e. €0.88/€3.86).

Adjusted net book value method

The adjusted net book value method can be used to calculate a theoretical value of equity by adjusting assets and liabilities to market value. This method is particularly suitable for holding companies, but neither Alcatel-Lucent nor Nokia are this type of company. And the value of their assets can also be adjusted by applying valuation methods based on discounted cash flows.

Dividend-based valuation

The discounted dividend model was not used insofar as the two companies in question have pursued different dividend policies in the past – Alcatel-Lucent has not paid out any dividends since 2007, while Nokia’s dividends have been inconsistent. In place of this method, we elected to use the DCF to equity method, which is presented below, because this takes into consideration the ability to make distributions subject to the constraint of a target leverage ratio.

C.	Methods examined

Associés en Finance applied the main types of valuation method, with adjustments to the specific case in hand. Though diversified, Alcatel-Lucent’s business portfolio is built around telecom infrastructure: there is no need to present separate valuations of its divisions, because differences in their growth rates and margins are measured directly in the combined results at group level.

For its part, Nokia is active in three areas – Nokia Networks, HERE and Nokia Technologies – with very different growth rates and margins. Accordingly, a valuation by individual division is presented. It is worth noting that the disposal of HERE, with an agreement being signed on 3 August (sale to an automotive consortium consisting of Audi, BMW and Daimler for an enterprise value of €2.8 billion and net proceeds of €2.5 billion) will not lead to the exchange ratio being adjusted, unless an exceptional dividend is paid before the offer closes. In all the following calculations, HERE is shown at this disposal value.

The valuation methods presented are summarised in Table 14.

Table 14

Summary of the valuation methods implemented

Method	Implementation details	Applicability of the method
Analysts’ price targets (for guidance purposes)	Price targets for both shares, before the offer is announced	x (for guidance purposes)

Discounted cash flow model	- Method applied using two different approaches: DCF to firm, DCF to equity - Calculations made using aggregate data for both groups	x

Valuation based on a peer comparison	- Valuation of Alcatel-Lucent calculated for the group as a whole - Different multiples applied to Nokia Networks and Nokia Technologies, plus HERE’s disposal value	x

Method	Implementation details	Applicability of the method

Sum-of-the-parts valuation

- Alcatel-Lucent’s business divisions cover the same area of business (telecom network equipment manufacturer). At the same time, the method cannot be applied because detailed consensus estimates are not available for Alcatel-Lucent’s business divisions

- The method is suitable for application to Nokia:

* Nokia Networks included at the average valuation obtained from the discounted cash flow, peer comparison and comparable industry transaction methods

* HERE included at its disposal value

* Nokia Technologies included at the value obtained from a peer comparison

x for Nokia

Valuation implied by industry transaction multiples

- The comparable industry transactions method is not suitable when both groups are considered as a whole. In Alcatel-Lucent’s case, the method cannot be applied insofar as the level of the group’s 2014 margins is not representative of its future performance[45]. In Nokia’s case, there are no reference transactions for a group with an identical business portfolio.

- We examined whether this method could be applied to Nokia’s business divisions individually: there are transactions that could be used to value Nokia Networks. A direct transaction reference value now exists for HERE. Even so, the only patents-related transactions available for Nokia Technologies lack sufficient comparability, which makes this method unsuitable

Not applicable

[45]

We do not present the results of the industry transaction methods separately insofar as the available data is for earnings multiples: it makes sense to use these only when the results to which these multiples are applied can be considered to be relatively representative of future performance, and this cannot be said of Alcatel-Lucent’s 2014 results.

1.	Coverage of both companies by investment analysts and price targets (for guidance purposes)

The price targets set by investment analysts are not so much valuations, as opinions. That said, Table 15 shows the price targets set by analysts for both companies in the period between the release of both their full-year results and 9 April 2015. Both groups are widely covered (especially Nokia, which is covered by brokers in Scandinavia as well as by US and UK brokers).

Table 15

Exchange ratio implied by investment analysts’ price targets, for indicative purposes

	Alcatel-Lucent	Nokia	Implied exchange ratio
Average price targets prior to announcement	€3.85	€7.12	0.54

Source: Bloomberg consensus estimate

The average figure of 0.54 masks substantial differences, with the exchange ratios implied by investment analysts’ price targets varying between 0.30 and 0.82.

2.	Analysis of any recent transactions in the two groups’ capital (for reference purposes)

Nokia did not own any Alcatel-Lucent shares prior to the submission of the draft offer document.

It is worth recalling that Alcatel-Lucent’s most recent rights issue under the Shift plan took place in November 2013. It was priced at €2.1 per share, which is significantly below the current share price.

For its part, Nokia implemented a share repurchase plan between July 2014 and March 2015. Under this plan, it repurchased 2.46% of its capital at an average price of €6.57 per share.

3.	Discounted cash flow method: DCF to firm and DCF to equity approaches

To reflect financial developments in recent years and the economic and competitive environment, projections were prepared for both Alcatel-Lucent and Nokia using principles used independently by Associés en Finance in order to apply the Trival valuation method.

The Trival model is applied in two different ways using the same projections prepared by Associés en Finance’s investment analysts: a DCF to equity valuation model, which takes into account projected cash flows available to shareholders after factoring in minimum net debt or cash constraints, leading to a calculation of equity value, and a DCF to firm valuation model, which incorporates the same projected cash flows, before any financing considerations, leading to calculation of an enterprise value, then an equity value through deduction of net debt and other adjustments.

The DCF to equity and DCF to firm valuation models use the same projected cash flows and methods for estimating operating risks. The only respect in which they differ from each other is the use they make of the figures. The market premiums resulting from these calculations are distributed by Associés en Finance to its clients on a regular basis, independently and in advance of this appraisal.

4.	Parameters used to value the companies

a)	Preparation of projections

Insofar as the business plans of both companies are confidential given the strength of competition in the telecom infrastructure market, the valuations implemented are predicated on consensus estimates over a short-term horizon, which reflect the market’s expectations for both companies. These market consensus estimates were compiled using individual broker forecasts for both companies, after any adjustments made to their projections following publication of the interim results. A check was also made to ensure that these forecasts were indeed for each of the companies on a standalone basis.

For the long-term extrapolation of data, Trival method for preparing projections, as described in Appendix 6, was used.

Our valuation was predicated on the following elements:

•

The medium-and long-term projections for Alcatel-Lucent’s and Nokia’s main P&L line items (sales, operating margins), were prepared taking the economic and competitive environment into account. For the period between 2017 and 2035, our model projects an identical rate of growth for Nokia and for Alcatel-Lucent. An assumption was made that growth would peak in 2020, before dipping gradually until 2050, in line with the modelling principles used in Trival. Margin trends were assumed to follow a similar pattern.

•

Net profit is modelled based on trends in net financial expense and the tax rate. A tax rate of 25% was used for Nokia, which reflects the estimated long-term normalised tax rate provided by the company, and 30% for Alcatel-Lucent, which is in line with the group’s main regions of activity. The tax loss carryforwards on the balance sheet are assumed to be used progressively, thereby reducing the tax rate over the first few years in the forecasting horizon (out until 2020). Net financial expense takes into account cash projections and rate of return index to swap rates and 6-month Euribor. The cost of gross debt is estimated using both companies’ CDS over the three-month period prior to announcement of the offer.

•	The valuation model adopted is based on a scenario of investment flows remaining stable as a percentage of sales beyond 2020 and growth in the WCR being proportional to top-line growth.

•

In keeping with the modelling principles used in Trival, terminal value is the residual value of equity in 2050 (DCF to equity approach) or the residual value of long-term capital in 2050 (DCF to firm approach).

•

A target leverage ratio constraint is applied in the DCF to equity model (see Appendix 6 for details of the Trival model). The composition of balance sheet (property, plant and equipment, intangible assets, WCR), capital intensity, the nature of business activities and cyclical profile are characteristic of a business and accompanied by a normalised financial structure. Accordingly, companies such as Alcatel-Lucent and Nokia are exposed to major technological risk, which warrants a cash, safety and flexibility buffer being maintained. Their balance sheets are also characterised by a fairly low level of property, plant and equipment, and a far higher level of intangible assets – which are usually much harder to finance using debt. As a result, the model used in the DCF to equity approach assumes a negative leverage ratio (i.e. a cash pile) will always be maintained by applying a target leverage ratio of -10%. This is consistent with the target leverage ratios adopted for technology companies in Trival (including for Alcatel-Lucent and Nokia, independently of the valuations presented here). A negative normalised leverage ratio is also factored in to reflect the fact that part of the nominal cash pile shown in the financial statements is not available because it is subject to currency controls. As indicated previously, this cash cannot simply be paid out. The normalised leverage ratio is factored in from the beginning of the period over which the consensus estimates are extrapolated. Prior to this, the cash flows to shareholders are calculated based on the consensus dividend estimates. Next the cash flows to shareholders are determined based on the projected operating cash flows subject to the target leverage constraints.

•

For Nokia, any cash in excess of the leverage ratio of -10% in 2014 was considered to be surplus cash and treated as a financial investment immediately available to shareholders. Part of this cash pile derived from the advance licence payment made by Microsoft in 2014.

The risk factors used to determine the relevant discount rate for both groups were predicated on the SWOT analysis carried out previously. They are summarised in paragraph —.

The models adopted display the average growth rates stated in Table 16.

Table 16

Growth rates adopted in the models by comparison with Trival comparators, excluding combination-related synergies

Compound average growth rate		2014/2017	2017/2032	2032/2047
Sales	Alcatel-Lucent	5,5%	2,8%	2,4%
	Nokia	4,0%	2,8%	2,4%
	Nokia + Alcatel-Lucent post-offer	4,8%	2,8%	2,4%
	Cisco/Ericsson average	3,8%	3,8%	2,7%
Operating profit before non-recurring items	Alcatel-Lucent	30,7%	2,5%	1,0%
	Nokia	11,5%	1,8%	1,0%
	Nokia + Alcatel-Lucent post-offer	18,1%	2,1%	1,0%
	Cisco/Ericsson average	11,9%	3,4%	1,9%

*Source: Trival data

Since Nokia has already largely improved its operating performance, the growth anticipated by the market consensus between 2014 and 2017 is not as strong as that forecast for Alcatel-Lucent, which is still in process of realizing the benefits of its Shift plan.

The rates of growth in sales and operating profit before non-recurring items forecast for Alcatel-Lucent and Nokia are consistent with those applied in the Trival valuation method for Cisco and Ericsson. Over the long term, the prospective growth rates for Nokia and Alcatel-Lucent (on a stand-alone basis) are slightly lower than for the two other telecom equipment groups. Cisco’s strength derives from its substantial presence in the US market, which is sheltered from competition from Chinese equipment manufacturers, and Ericsson’s from its competitive position.

b)	Examination of agreements related to the public exchange offer and outcome of the offer

Mechanism accelerating the allotment of certain deferred compensation mechanisms

In keeping with the principles applied within the Alcatel-Lucent group for the implementation of deferred compensation mechanisms, certain stock options and performance shares are currently subject to performance conditions and a condition of presence on the payroll before they are granted definitively, and then to holding requirements, once they have been granted. Specific arrangements are also provided for46 in the event of a public offer for the Company’s shares. Alcatel-Lucent’s board of

[46]	See Pages 225 and 226 of the 2014 registration document.

directors decided to allow holders to monetise their stock options during the public exchange offer made by Nokia, by accelerating the definitive grant of these instruments and making them available immediately. Alcatel-Lucent’s board of directors also decided to accelerate arrangements for the performance shares, by enabling their beneficiaries to waive their rights to receive performance shares in return for Alcatel-Lucent shares available immediately. These accelerated arrangements will be contingent upon the success of the offer and the presence of the relevant beneficiaries on the payroll on the final day of the initial offer.

In practice, the plan is for the performance conditions to be dropped in the future and for the Alcatel-Lucent stock options and performance shares to be made available immediately insofar as their holders agree to exercise their “at the money” stock options47 and sell the Alcatel-Lucent shares resulting from the acceleration arrangements during the reopened offer.

What’s more, the stock option plans that were due to have been set up in 2014 but could not be set up at that date were replaced by the grant of Alcatel-Lucent shares becoming available immediately subject to the same condition of sale during the reopened offer. This allotment will be contingent upon the success of the offer and the presence of the relevant beneficiaries on the payroll on the final day of the initial offer.

In keeping with the changes made for the group’s employees, the vesting conditions for the deferred remuneration mechanisms in favour of Michel Combes, Chief Executive Officer in office when the public exchange offer was announced, are to be amended as a result of the offer.

He received performance units under a deferred compensation mechanism, attributable in tranches over a three-year period, subject to attainment of annual performance criteria and a condition that he remained in his position as Chief Executive Officer. The performance units were due to be settled in cash (payment of a sum equivalent to the value of an identical number of shares). Three performance plans were set up (March 2013, March 2014, March 2015).

The board of directors decided at its meeting on 10 September 2015 that Michel Combes’ 2015 tranche of performance units will vest on a pro rata basis subject to attainment of the associated performance criteria, to be assessed in 2016 once the 2015 financial year comes to an end. The maximum amount of these deferred compensation mechanisms will be €4,845,109, which is calculated based on the average opening price of Alcatel-Lucent shares in the 20 trading sessions preceding Michel Combes’ final day of activity at the group (i.e. a share price of €3.17). This amount will be paid only in the event that the Public Exchange Offer initiated by Nokia goes ahead and may be reduced depending on the degree of attainment of the performance criteria for the 2015 tranche.

The impact on Alcatel-Lucent’s shareholders of these various decisions related to the vesting of deferred compensation mechanisms for all employees is measured by incorporating in the valuation all the instruments under consideration (i.e. full dilution scenario, with dilution resulting from the stock options, provided that they are “in the money” or virtually assured for performance shares48). The impact on Alcatel-Lucent’s shareholders of the decisions related to the vesting of Michel Combes’ deferred compensation mechanisms is measured by adding €4,845,109 to debt.

[47]

If Nokia holds more than 95% of Alcatel-Lucent share capital and voting rights following the first offer and implements a squeeze-out immediately thereafter, without any reopened offer, the Alcatel-Lucent stock options which are subject to the exercise undertaking will be exercised before the squeeze-out.

[48]

Subject to the beneficiaries not opting to take up the acceleration arrangements, particularly those opting to take advantage of the liquidity mechanism outlined below. The dilution would then be staggered over time.

Lastly, a €3.1 million payment due in one-third instalments over three years is payable under the no-compete agreement signed by Michel Combes with Alcatel-Lucent as a result of his departure from the group following the announcement of the combination plan.

Liquidity mechanism

A liquidity mechanism is provided for holders of the stock options and performance shares unable to tender their shares to the offer49, or for holders of “out of the money” stock options and for holders of performance shares allotted under the 2015 plan should the liquidity of Alcatel-Lucent shares become insufficient (delisting, Nokia gains possession, directly or indirectly, of over 85% of Alcatel-Lucent shares, or daily trading volumes fall below the 5 million share mark). In such circumstances, all the performance shares and shares created through the exercise of stock options would be converted in the future into Nokia shares based on the public exchange offer’s exchange ratio (subject to adjustments in certain cases50).

Another consequence of the public exchange offer is that once the public exchange offer opens, holders of the Alcatel-Lucent OCEANE bonds will have their allotment rights adjusted. This point is dealt with in section V on the OCEANE bonds.

All these points arising from the existence of the public offer would lead to a significant increase in the fully-diluted number of Alcatel-Lucent shares by comparison with the figures stated in the intrinsic valuations on a standalone basis (see Table 17).

Preliminary agreement

Associés en Finance reviewed the preliminary agreement signed on 15 April 2015 by both companies in connection with the draft offer and did not identify any issues likely to compromise equal treatment of the various holders of Alcatel-Lucent securities.

Other aspects related to the offer

The response document submitted by Alcatel-Lucent indicates the implications of a change in control of the group for the due date of certain of its debts51: these change in control clauses stipulate that, in such circumstances, Alcatel-Lucent will have to make an offer to holders of the relevant debt to buy back the bonds they hold for 101% of their nominal value plus all unpaid accrued interest. Alcatel-Lucent may also offer, in advance and on the basis of a pre-existing agreement about the change in control, to repurchase these bonds, contingent upon completion of the change in control.

The terms and conditions of the OCEANE bonds issued by the group will also be affected, and the changes are analysed in section V.

[49]	Owing to legal, tax or regulatory restrictions, governance constraints or a holding period.
[50]

The customary circumstances are provided for: merger by Alcatel-Lucent, merger by Nokia, exceptional dividend paid out by Nokia or Alcatel-Lucent after the public exchange offer, including through a spin-off, other transactions affecting the value of Nokia shares (e.g. stock split).

[51]

2017 bond carrying interest at a rate of 4.625% and a nominal amount of $650 million/2020 bond carrying interest at a rate of 6.75% and a nominal amount of $1 billion/2020 bond carrying interest at a rate of 8.875% and a nominal amount of $500 million.

c)	Determination of the number of shares excluding offer-related effects

The number of shares used in the calculations takes account of shares in issue at 30 June 2015 less treasury shares plus shares that may be issued when dilutive instruments are exercised, where these are in-the-money, and performance shares. Since it is an intrinsic valuation – i.e. it does not take into consideration the effects of the public exchange offer – the Alcatel-Lucent 2019 and 2020 OCEANE bonds are not taken into account in this calculation since they are not “in-the-money” based on the conversion ratio in force prior to the public offer52. An adjustment is made to equity and debt following exercise of the dilutive instruments.

Table 17

Number of shares used for the intrinsic valuations excluding the effects of the offer

In thousands of shares	Alcatel-Lucent	Nokia
Number of shares at 30 June 2015	2,834,460	3,678,329
Number of treasury shares	-40,117	-54,327
Number of in-the-money stock options[53]	59,876	5,065
Number of performance shares and bonus shares	29,090	15,986
OCEANE and convertible bonds	370,379 (2018 OCEANE)	313,724 (2017 conv.)
Number of shares used in the calculations	3,253,688	3,958,777

Source: Companies and Associés en Finance calculations

d)	Adjustments used to arrive at equity value from enterprise value

Some of the valuation methods described below (intrinsic DCF to firm approach or peer comparison) initially establish an enterprise value from which debt is deducted (or to which the net cash is added) and to which other adjustments are made to arrive at equity value. The methods customarily used by appraisers consist in examining the cash position and balance sheet provisions and to include these provisions in the valuation with discernment where they can be regarded as liabilities and thus as debt-equivalents. To this end, based on the year-end 2014 accounts, Associés en Finance took into account the following items in the transition from Alcatel-Lucent’s and Nokia’s enterprise value to equity value:

•	Employee benefit provisions were included directly in debt, in line with Associés en Finance’s customary approach with its Trival model. The same applies to other financial assets and liabilities.

•	Provisions for warranties, provisions for loss-making contracts, provisions for commitments to suppliers, provisions for litigation.

•	Minority interests are included at their balance sheet value.

•	Equity affiliates and other financial assets. In Nokia’s case, any net cash in excess of 10% of equity is regarded as surplus to requirements and added to financial assets;

•

Lastly, adjustments were made affecting equity and/or debt and/or the number of shares by comparison with the accounts at 31 December 2014 (payment of the 2014 dividend and first-quarter 2015 share buybacks by Nokia, exercise of Alcatel-Lucent’s stock options).

[52]	See section V and the impact of the public offer on the OCEANE bonds’ conversion ratios.
[53]

The Alcatel-Lucent and Nokia stock options are taken into account when their exercise price is less than or equal to the average share price in the previous three months, i.e. €3.21 for Alcatel-Lucent and €5.96 for Nokia.

Overall, the total adjustments made to reflect the transition from enterprise value to equity value added €5.1 billion for Nokia and subtracted €2.0 billion for Alcatel-Lucent.

5.	How the projected cash flows were discounted : DCF to firm and DCF to equity approaches

a)	Discount rate applied to projected cash flows

In Associés en Finance’s Trival model (DCF to equity approach, see Appendix 6), the discount rate is a function of market parameters (premiums) and specific risk and liquidity factors.

Market parameters

The market parameters used, and thus the cost of equity, relate to a specific market environment in which discount rates have never been as low with abundant liquidity as a result of the ECB’s bold initiatives (Figure 15).

Figure 15

Required rates of return in the equity market since 200254

Source: Trival, Associés en Finance

That said, bond yields have picked up significantly since the end of April, especially with the situation in Greece, which started to drag down the value of the equity markets. In addition, economic concerns about China triggered a significant decline in equities from August 2015 onwards. As a baseline assumption, both companies’ valuation is predicated on the average daily premiums over the three months to 23 October 2015 and thus is supported by the still very low level of discount rates by past standards. The projections also reflect the spot rates at 23 October 2015.

The average market premiums produced by Trival over the past three months (to 23 October 2015) are as follows:

•	Equity market risk premium: 6.46%;

•	Equity market illiquidity premium: 1.65%;

•	Y intercept: -0.97%

[54]	Source: Trival model

Risk and liquidity factors specific to Alcatel-Lucent and Nokia

•	Risk is built into the valuation in three ways:

•

The forecasting risk, a rating established based on the SWOT analysis presented above on an ascending risk scale from 1 to 9. Given the factors presented above, a forecasting risk of 7 was applied for both Alcatel-Lucent and Nokia, as this reflects the specific characteristics and momentum of their businesses,

•

The financial risk on an ascending risk scale from 1 to 5[55]. The financial risk rating is 2 for both groups and reflects not only their current financial structure, but also their ability to generate significant operating cash flows and to pay down their debt over the next few years. This financial risk rating was one notch higher for Alcatel-Lucent until December 2013 when it was lowered to 2 after the financial components of the Shift plan were implemented,

•

The sector risk, which is the equity beta of the benchmark index. In this case, the beta of the technology sector was applied (beta of the Technology Eurostoxx index as opposed to the broader Eurostoxx Large index), which stood at 0.94 at 23 October 2015.

The combination of the three risk components leads to a relative risk rating of 1.12 for both of the groups. The relative risk ratings produced by the Trival model currently range from 0.48 to 1.99, with the average relative risk rating at 1.0.

•

The cost of equity used in the Trival model is also a function of the size of the company’s free float: Alcatel-Lucent’s market illiquidity coefficient[56] stood at 0.83 and Nokia’s at 0.75 at 23 October 2015.

After-tax cost of equity

After applying coefficients specific to both groups and market parameters indicated above, the discount rates used were as follows:

Table 18

Average cost of equity over the three months to 23 October 2015

	Market parameters (three- month average)	Alcatel-Lucent’s parameters	Nokia’s parameters
Equity risk premium	6.46%	7.26% (=6.46% x 1.12)	7.26% (=6.46% x 1.12)
Equity illiquidity premium	1.65%	1.36% (=1.65% x 0.83)	1.24% (=1.65% x 0.75)
Y intercept	-0.97%	-0.97%	-0.97%
After-tax cost of equity	7.14%	7.65%	7.53%

Calculated based on the average premiums observed over the past three months, the standalone after-tax cost of equity came to 7.65% for Alcatel-Lucent and 7.53% for Nokia.

Weighted average cost of capital

For both companies, the long-term model takes into account positive net cash, which justifies the use of an average cost of capital equivalent to the cost of equity.

[55]	The risk to shareholder flows is directly related to the target level of debt/(cash).
[56]

The Trival illiquidity coefficient usually reflects the size of the free float and absorbable amounts. In the case at hand, we took solely into account the free float component insofar as the absorbable amounts calculated based on trading volumes, may be skewed by arbitrage trade during the pre-offer period.

b)	Results of the intrinsic standalone valuation of Alcatel-Lucent and Nokia based on the long-term projections prepared by Associés en Finance and the implied exchange ratio resulting therefrom

The assumptions used to calculate the free cash flows were described starting on page 30.

The projected cash flows were then discounted at the rates shown above. Our valuation produced the results shown in Table 19 based on the different discount rates applied (spot rate at 23 October 2015, maximum rate and minimum rate since the beginning of 2015).

Table 19

Intrinsic valuation of Alcatel-Lucent and Nokia and sensitivity factors

		Baseline assumption (3-month average)	Spot rate at 23 October	2015 maximum rate (6 January)	2015 minimum rate (13 April)
Alcatel-Lucent’s discount rate		7.65%	7.46%	8.44%	6.77%
Nokia’s discount rate		7.53%	7.31%	8.28%	6.60%
DCF to Equity	Alcatel-Lucent	3.20	3.31	2.82	3.72
	Nokia	6.62	6.77	6.13	7.34
	Exchange ratio	0.48	0.49	0.46	0.51
	Premium/discount to exchange ratio of 0.5500	14%	13%	19%	8%
DCF to firm	Alcatel-Lucent	3.78	3.89	3.39	4.31
	Nokia	7.27	7.42	6.80	7.97
	Exchange ratio	0.52	0.52	0.50	0.54
	Premium/discount to exchange ratio of 0.5500	6%	5%	10%	2%

It is worth noting that this valuation is based on Nokia in its 2014 configuration, i.e. including HERE. Whether or not HERE is included in the calculations does not change the outcome insofar as Associés en Finance’s DCF valuation of HERE, prior to the announcement of the sale, was an enterprise value of €2.8 billion, in line with the disposal value.

Premium sensitivity to Alcatel-Lucent discount rate

Associés en Finance valuation work relies on risk estimate drawn from its Trival methodology. Risk level accounted upon in Trival reflects both companies fundamental risk appraisal. Nearly at par today, it is important to note that Alcatel-Lucent recorded for a long time a higher risk level than Nokia (see Figure 12, volatility and CDS comparison). In this respect, Table 19 discloses the impact of a 25 or 50 basis point increase in Alcatel-Lucent’s discount rate.

Table 20

Alcatel-Lucent discount rate increase sensitivity

		Baseline assumption	Alcatel-Lucent + 0,25%	Alcatel-Lucent + 0,50%
Alcatel-Lucent’s discount rate		7.65%	7.90%	8.15%
Nokia’s discount rate		7.53%	7.53%	7.53%
DCF to Equity	Alcatel-Lucent	3.20	3.07	2.95
	Nokia	6.62	6.62	6.62
	Exchange ratio	0.48	0.46	0.45
	Premium/discount to exchange ratio of 0.5500	14%	18%	23%
DCF to Firm	Alcatel-Lucent	3.78	3.65	3.53
	Nokia	7.27	7.27	7.27
	Exchange ratio	0.52	0.50	0.49
	Premium/discount to exchange ratio of 0.5500	6%	10%	13%

c)	Impact of how the offer is implemented

The previous calculations determined the implied exchange ratio between the two stocks resulting from the intrinsic standalone valuation of the two groups. Implementation of the public exchange offer entails, prior to the impact of any synergies anticipated by both groups, a potential increase in the number of shares to be issued by Alcatel-Lucent, owing to changes in the conversion ratios of the OCEANE bonds, as described in section V.

The dilution caused by the OCEANE bonds will vary according to the level of the share price at the time of the offer. In the calculations presented above, three assumptions are presented depending on how successful the offer for the Alcatel-Lucent 2019 and 2020 OCEANE bonds is. In all three scenarios, it is assumed that the 2018 OCEANE bonds will be converted into equity, thereby giving rise to additional dilution linked to the offer57.

The groups will incur advisory costs as a result of the offer (€70 million to €100 million, source: F4 document filed with the SEC, factored in here based on an estimate of €85 million).

Should the offer succeed, the combined entity will have a far larger market capitalisation than previously. In Trival, that translates into a lower discount rate, which would decline from 7.53% for Nokia prior to the impact of the offer to 7.48% for the combined entity.

These various factors would lead to the following results, adding together the projected cash flows of both companies prior to the impact of synergies. Before synergies, the implied exchange ratios obtained using our baseline discount rate assumption range from 0.50 to 0.55, depending on the conversion rate used applied to the Alcatel-Lucent 2019 and 2020 OCEANE bonds (0%, 50% or 100%). The exchange ratio of 0.5500 offered implies premiums of between 1% and 10% to these implied exchange ratios. These premiums are lower than in the intrinsic standalone valuations owing to the additional dilution caused by the modified OCEANE bond conversion rates.

[57]	See section V.A for details of the characteristics of the various OCEANE bonds.

Table 21

Impact of the how the offer is implemented on the exchange ratio

		2019 and 2020 OCEANE conversion assumption
		0% conversion	50% conversion	100% conversion
DCF to Equity	Alcatel-Lucent	3.20	3.20	3.20
	Nokia/Alcatel-Lucent	6.39	6.29	6.20
	Exchange ratio	0.50	0.51	0.52
	Premium/discount to exchange ratio of 0.5500	10%	8%	6%
DCF to firm	Alcatel-Lucent	3.78	3.78	3.78
	Nokia/Alcatel-Lucent	7.16	7.04	6.93
	Exchange ratio	0.53	0.54	0.55
	Premium/discount to exchange ratio of 0.5500	4%	2%	1%

d)	Potential effect of synergies

Table 22 on page 31 showed the growth rates anticipated for both groups prior to the impact of synergies, which may be harnessed by integrating Nokia and Alcatel-Lucent. The synergies estimated by the two groups consist in €900 million in operating synergies from 2019 after taking into account €900 million in non-recurring costs, plus an estimated €200 million in financial synergies starting in 2017.

Were these synergies to be realized, it would increase shareholders’ wealth by comparison with the situation they were in prior to the offer. The nature of the anticipated synergies – innovation capabilities enhanced by the size of R&D activities, complementary product fit facilitating the establishment of leadership positions, savings on operating costs – means that these synergies are not attributable specifically to one particular company. For these synergies to be shared evenly, the initial exchange ratio must also be fair.

The impact of these synergies was modelled assuming that once 100% are achieved in 2019, the positive impact of operating synergies would be realized after five years in what is a constantly evolving technological environment. Between 2015 and 2019, a gradual ramp-up in these synergies is anticipated. With the projection of different levels of synergies (€800 million and €1.3 billion including financial synergies) and application of different discount rates (between 7% and 10%), synergies are estimated to add between €0.4 and €0.7 to the share’s value, i.e. 6% to 11% based on the DCF to equity and 5% to 10% based on the DCF to firm approaches, on a fully-diluted basis.

It is worth underlining that the attainment of these synergies remains subject to execution risks and risks arising from changes in the technological and competitive environment.

6.	Peer comparison

A peer comparison consists in determining a company’s value by looking at the multiples at which shares in listed companies active in the same sector or with a similar operational profile and then applying these multiples to the corresponding key P&L indicators for the company under consideration.

The relevance of this comparative method depends on whether a sample exists of similar companies in terms of their sector of activity, size and profitability and also the stability and consistency of the margins and growth rates over the forecasting horizon (generally, forecasts are prepared for periods of two or three years).

In the case at hand, this method is applied as follows:

•

For Alcatel-Lucent, a single multiple is applied to the entire group, as all its activities are focused on telecom infrastructure. For Nokia, which has a more diversified business profile, it makes more sense to apply different multiples to Nokia Networks and Nokia Technologies. HERE is included at its disposal value.

•

For Alcatel-Lucent and Nokia Networks, the sample of peers used (see the “telecom infrastructure sample” heading in Table 22) includes both general and more specialised component makers, to cover a broad spectrum of telecom infrastructure activities, since it is not possible to build a sample perfectly replicating the weighting of the various activities conducted by both groups. The sample used includes Ericsson, Cisco, Juniper, ZTE, Ciena and Adtran.

•

For Nokia Technologies, the peer sample used (see the “patent royalties” heading in Table 22) consists of companies holding major patent portfolios and generating a significant proportion of their revenue base from licences and royalties. This includes Qualcomm, Universal Display, Tessera, Dolby, Interdigital and Rambus.

Appendix 3 describes more precisely the various companies included, while Table 22 presents their operational profile.

Table 22

Operational profile: margins and growth rates of companies in the sample

		Sales 2014R	2014-2017 CAGR
Company	Country		Sales	EBIT	2014R	2015E	2016E	2017E
Telecom infrastructure
Cisco	USA	43,566	4.1%	13.9%	22.5%	25.6%	29.3%	29.5%
Ericsson	Sweden	24,348	4.0%	13.0%	9.3%	9.5%	10.9%	12.0%
ZTE	China	12,084	9.0%	56.9%	2.2%	6.3%	6.6%	6.6%
Juniper	USA	4,201	4.3%	25.3%	13.8%	23.9%	24.0%	23.9%
Ciena	USA	2,102	2.9%	61.7%	3.4%	10.4%	11.8%	13.3%
Adtran	USA	572	1.2%	(1.2%)	7.5%	2.3%	6.1%	7.0%
Average, telecom infrastructure			4.3%	28.3%	9.8%	13.0%	14.8%	15.4%
Median, telecom infrastructure			4.1%	19.6%	8.4%	9.9%	11.4%	12.7%

Patent royalties
Qualcomm	USA	23,721	(2.0%)	4.7%	31.0%	33.4%	35.1%	37.7%
Dolby	USA	873	4.2%	1.4%	27.0%	21.8%	22.4%	24.9%
Universal Display	USA	173	19.8%	44.3%	30.7%	27.8%	40.3%	53.7%
InterDigital	USA	378	(0.5%)	(2.7%)	40.6%	40.8%	37.5%	na
Tessera	USA	253	1.8%	(4.6%)	64.7%	57.7%	51.2%	na
Rambus	USA	269	1.5%	na	23.8%	37.9%	39.1%	na
Average, Patent royalties			4.1%	8.6%	36.3%	36.6%	37.6%	38.8%
Media, Patent royalties			1.6%	1.4%	30.8%	35.7%	38.3%	37.7%

Sources: Companies, Capital IQ/Notes: CAGR: compound annual growth rate/Financial data for the calendar year ending on 31 Dec.

The peer group multiples are presented in Table 23 for the various samples used for the divisions. The multiples are calculated using the volume-weighted average prices over a month to 23 October 2015. Given the downturn in the capital markets since August 2015, the multiples were also examined based on the average share price over the three-month period to 23 October 2015. The multiples used are EBIT multiples58. To make this clearer, only the details of the calculations of average prices over one month are presented.

Table 23

Multiples based on 1-month average share prices to 23 October 2015

Company	Mkt cap.	Net debt	Enterprise value	EV/EBIT
				2014R	2015E	2016E	2017E
Telecom infrastructure
Cisco	125,433	(31,835)	93,082	9.7x	7.9x	6.3x	5.8x
Ericsson	28,855	(2,751)	27,477	11.1x	10.6x	9.1x	7.8x
ZTE	10,210	924	11,339	ns	14.3x	12.3x	11.1x
Juniper	9,981	(32)	9,950	16.2x	8.8x	8.2x	7.5x
Ciena	2,692	406	3,098	na	13.2x	9.5x	8.6x
Adtran	675	(88)	593	14.0x	na	15.6x	10.8x
Average, telecom infrastructure	29,641	(5,563)	24,256	12.8x	10.9x	10.2x	8.6x
Median, telecom infrastructure	10,096	(60)	10,644	12.6x	10.6x	9.3x	8.2x

Patent royalties
Qualcomm	80,677	(9,459)	71,213	8.9x	8.9x	9.0x	8.3x
Dolby	3,156	(609)	2,555	10.5x	12.9x	11.0x	8.4x
Universal Display	1,511	(323)	1,194	23.6x	ns	11.6x	6.3x
InterDigital	1,630	(393)	1,245	7.8x	9.1x	10.5x	na
Tessera	1,563	(392)	1,171	7.1x	8.4x	9.8x	na
Rambus	1,205	(186)	1,019	16.7x	9.5x	8.5x	na
Average, Patent royalties	14,957	(1,894)	13,066	12.4x	9.8x	10.1x	7.7x
Media, Patent royalties	1,597	(392)	1,219	9.7x	9.1x	10.1x	7.7x

Sources: Companies, Capital IQ/Notes: financial data for the calendar year to 31 December; the multiples shown take into account the debt forecasts for each period under consideration

Two methods are used to assess Nokia’s corporate overheads: the first is predicated on consensus financial projections compiled by Capital IQ, to which a multiple is applied based on a valuation-based weighting for each segment (including HERE, which is taken into account at its disposal value). Based on 1-month average share prices, this weighted multiple stands at 11.5x for 2015, 10.8x for 2016 and 9.0x for 2017. The other method consists in estimating corporate overheads using a normalised figure of 0.5% of sales and then capitalising them at the group’s cost of capital as determined previously. These two methods both suggest that €1.0 billion should be deducted from the combined enterprise value of Nokia’s divisions.

[58]

We decided against using sales multiples given the differences in margins between the various companies. Neither did we use EBITDA multiples, as these do not take into account the differences in how R&D expenses are accounted for. P/E multiples are skewed by the differences in companies’ financial structures.

Table 24

Results of the peer comparison (based on 1-month average share prices)

Value per share in € or in € m	2015E	2016E	2017E	Average
Nokia Netw orks (EV)	12 602	12 039	10 138	11 593
HERE (transaction value)		2 800		2 800
Nokia Technologies (EV)	5 371	6 074	5 367	5 604
Corporate overheads		-1 026		-1 026
Nokia (enterprise value)	19 747	19 888	17 279	18 971
Nokia (value per share)	€6,30	€6,47	€5,82	€6,20

Value per share in € or in € m	2015E	2016E	2017E	Average
Alcatel-Lucent (EV)	10 728	12 253	11 970	11 650
Alcatel-Lucent (value per share)	€2,64	€3,28	€3,41	€3,11

After adjustments for the forecast debt, the results suggest an exchange ratio of 0.50 (also 0.50 based on multiples derived from three-month average share prices). The offer’s exchange ratio of 0.5500 indicates a premium of 11% to this implied exchange ratio, in a range of -5% to +31% (Table 25). The highest premiums derive from calculations for 2015, with Alcatel-Lucent’s valuation still dragged down by its lower margins.

Table 25

Implied exchange ratio

		2015E	2016E	2017E	Average
1-month average price	Value per Alcatel-Lucent share	€2.64	€3.28	€3.41	€3.11
	Value per Nokia share	€6.30	€6.47	€5.82	€6.20
	Exchange ratio	0.42	0.51	0.59	0.50
	Premium/discount to exchange ratio of 0.5500	31%	9%	-6%	10%
3-month average price	Value per Alcatel-Lucent share	€2.67	€3.34	€3.47	€3.16
	Value per Nokia share	€6.35	€6.58	€5.91	€6.28
	Exchange ratio	0.42	0.51	0.59	0.50
	Premium/discount to exchange ratio of 0.5500	31%	8%	-6%	9%

7.	Comparable industry transaction method (considered, but not used)

The comparable industry transaction method involves looking at the multiples implied by recent mergers and acquisitions considered to be comparable in terms of the business profile and the deal, geographical and temporal environment, with financial terms that were made public. This method is often complicated by a lack of reliable data concerning the multiples or the limited number of recent transactions involving genuinely comparable companies.

In the case at hand, as indicated in Table 14, the comparable industry transaction method of valuation is not relevant considering both groups as a whole: Alcatel-Lucent’s 2014 margins are not representative of its future performance, and applying transaction multiples to them would produce a very low value for the Franco-US group, while it does not seem appropriate to apply a single multiple to the entire Nokia group.

In addition, the comparable industry transaction method cannot be applied directly to analyse the proposed exchange ratio insofar as deals in the sector are usually paid for in cash (public tender offer), whereby shareholders in the target company receive consideration for the potential synergies. As such, the transaction multiples are not the same. Since the deal under consideration is a public exchange offer, whereby the shareholders are given the option of maintaining an interest in the group’s future performance and thereby benefiting as synergies are achieved, these transactions do not provide a very relevant point of reference.

Accordingly, the comparable industry transaction method was not used to calculate the exchange ratio. Even so, it is used on a divisional basis for Nokia as part of the sum-of-the-parts valuation method, presented for indicative purposes only.

8.	Sum-of-the-parts valuation (for indicative purposes only)

The sum-of-the-parts valuation is suitable for Nokia, but is not appropriate for use with Alcatel-Lucent, as its businesses are all concentrated in the same sector of activity (i.e. telecom infrastructure). In addition, there are no market consensus estimates available for the core networking and access businesses.

For Nokia, the work performed here involves valuing its various divisions individually using the appropriate methods.

For HERE, disposal value is used, while for Nokia Technologies, a valuation based on a peer comparison appears more pertinent. The monetisation of patents is highly unpredictable, making it very hard to model using the discounted cash flow model. The comparable industry transaction method does not appear to be suitable for Nokia Technologies, either, since the deals seen for patent portfolios produce a broad array of values, with the heterogeneous nature of these patent portfolios accounting for the low degree of comparability.

Three methods are used for Nokia Networks – the discounted cash flow model, a peer comparison, the results of which have already been presented, and the comparable industry transaction method.

Only a DCF to firm approach to the discounted cash flows model is used for Nokia Networks since no information is available about the division’s financial structure. This would have been required to apply the DCF to equity approach. The discount rate used is very slightly higher than that adopted for the Nokia group overall (7.60% compared with 7.53%) owing to the smaller size of its assets. Nokia Networks’ growth rate and margins are slightly lower than those for the Nokia group at large, since its main growth driver is the monetisation of Nokia Technologies’ patents, a high-margin segment. Lastly, Nokia Networks accounts for the bulk of the group’s investments, with those made by the other businesses consisting almost exclusively of R&D costs expensed directly. This method yields an enterprise value figure of €14.6 billion for Nokia Networks.

The comparable industry transaction method was also used for Nokia Networks. The multiples derived from comparable deals since 2010, details of which are provided in Appendix 4, vary considerably, irrespective of the period over which they were observed, prompting the use of the median rather than the average value in calculations. Since divisional EBITDA figures were not available, EBIT multiples were used. The median EBIT multiple since 2010 stands at 16.1x. Applied to Nokia Networks’ 2014 EBIT, this multiple produces an enterprise value estimate of €18.751 billion for the division.

Just as with a peer comparison, corporate overheads were deducted from the combined valuation of Nokia’s divisions.

Table 26

Sum-of-the-parts valuation of Nokia

Value per share in € or in € m	DCF to firm	Peer comparison (1-month and 3- month)	Transaction multiples	Average
Nokia Networks	14 595	11 674	18 751	15 007
HERE (transaction value)				2 800
Nokia Technologies		5 696		5 696
Corporate overheads		-1 031		-1 031
Nokia (enterprise value)				22 471
Nokia (value per share)				€6,97

The decisions taken on how to apply the method tend to drive up Nokia’s valuation (with the inclusion of transaction values). This valuation is presented here for indicative purposes only since it can be applied solely to Nokia. The average valuation obtained falls within the range of the others arrived at for Nokia.

9.	Summary of the exchange ratios obtained

Table 27

Summary of the exchange ratios obtained

Value per share in € or exchange ratio	Ratios implied by prices	DCF (intrinsic value)		Peer comparison
	Reference period: 1 month, 2 months, 3 months, spot before announcement	Baseline values		Baseline values
		To equity	To firm	(1-month and 3-month average)
Alcatel-Lucent		€3.20	€3.78	€3.13
Nokia		€6.62	€7.27	€6.24
Implied exchange ratio	0.48 to 0.52	0.48	0.52	0.50
Premium/discount to exchange ratio of 0.5500	6% to 14%	14%	6%	10%

	Reference period: 6 and 9 months prior to announcement	Highest and lowest discount rates since January		Extreme values
Implied exchange ratio	0.43	0.46 to 0.54		0,42 à 0,59
Premium/discount to exchange ratio of 0.5500	27% to 29%	2% to 19%		-6% à 31%

The above calculations are presented without taking into account the impact of the dilution generated by the change in the arrangements for the exercise of the OCEANE bonds arising from the public tender offer, which trims the offer’s premium to between +1% and +10% in the baseline DCF calculations (vs. 6% to 14% in the baseline calculations above).

IV.	Analysis of the work performed by the sponsoring bank on assessing the exchange ratio between the two shares

A.	Valuation method

As is customary, Société Générale CIB, the bank sponsoring the offer, predicates its assessment of the exchange ratio on a multi-criteria valuation.

Methods set aside: the methods discarded by the sponsoring bank in this multi-criteria approach do not call for any particular comments, since Associés en Finance largely shares Société Générale’s conclusions concerning the lack of suitability of these methods. For example, both Associés en Finance and the sponsoring bank set aside the net book value, adjusted net book value and discounted dividend model methods. Associés en Finance replaced this method with a discounted cash flow model subject to a leverage ratio constraint (DCF to equity approach). Lastly, unlike Société Générale, Associés en Finance presented valuations implied by transactions observed in the sector, while concluding that this method was not suitable in this particular case.

Methods used by Société Générale

The multi-criteria valuation presented by the sponsoring bank is based on four approaches: share price analysis, investment analysts’ price targets, a peer comparison and a discounted cash flow (DCF) model. These approaches are similar to those applied by Associés en Finance, yet differ in terms of certain application details and the parameters underpinning the valuation methods.

Aside from the application parameters described below, the approach adopted by Société Générale differs from Associés en Finance’s in terms of its selection of certain reference periods:

•

For methods linked purely to the equity market (analysis of the ratio implied by share prices, investment analysts’ price targets), both the sponsoring bank and Associés en Finance present the results prior to announcement of the offer. The aim of this to eliminate the influence over prices caused by the offer’s announcement.

•

Conversely, Associés en Finance decided to consider the latest projections for both groups when using methods incorporating forecasts (peer comparison, discounted cash flow model). Specifically, it applied estimates prepared after publication of their interim results, while making sure to check that these estimates were indeed for each of the groups on a standalone basis. An examination of the fairness of the offer needs to ensure that use of current projections for both groups yields implied exchange ratios that back up the offer’s exchange ratio. This approach helps to reflect exactly what Alcatel-Lucent minority shareholders are giving up if they tender their shares to the offer (Alcatel-Lucent’s intrinsic value is a function of its current prospects). In return for giving these up, they receive Nokia shares, the intrinsic value of which is also a function of the group’s current prospects. In its analysis, Société Générale CIB used the Market Consensus as it was at 9 April 2015 before the offer was announced. These two approaches remain consistent insofar as the main financial reports by both companies after the offer was announced (interim results) did not produce a significant change in the relative size of both groups.

Another difference on a related point is worth highlighting. With the sponsoring bank conducting its valuation at 9 April 2015, it valued HERE at this same date, whereas Associés en Finance included HERE at its disposal value based on the deal announced after 9 April 2015.

B.	Evaluation of the exchange ratio by the sponsoring bank and comparison with Associés en Finance’s analysis

1.	Analysis of the exchange ratio based on pre-offer share prices

Like Associés en Finance, Société Générale presented an analysis of the exchange ratio implied by share prices at 9 April 2015, which is before rumours of a transaction between the groups surfaced. Results of the analysis performed by the sponsoring bank show a range for the implied exchange ratio of between 0.4226 and 0.5084 depending on the periods under consideration (up to 12 months prior to 9 April 2015). Associés en Finance arrived at a range of between 0.43 and 0.52 over a shorter timespan (9 months), adjusted for the impact of Nokia’s dividend (€0.14, since the public exchange offer explicitly stipulates that it is for Nokia shares after the 2014 dividend has been paid).

2.	Exchange ratio implied by brokers’ price targets before the offer was announced

On average, the results presented by Société Générale yield an implied exchange ratio of 0.5395, which is identical to that arrived at by Associés en Finance for indicative purposes. The range presented by the bank is also very broad (between 0.2976 and 0.8182).

3.	Details of the transition between enterprise value and equity value

The main differences arising in the adjustments made for the transition from enterprise value to equity value by the sponsoring bank and Associés en Finance’s calculations are as follows:

•

For Nokia, Associés en Finance applies an adjustment to net cash of €5.1 billion, whereas that applied by Société Générale stands at €5.5 billion. This difference is attributable to the post-2014 close changes taken into account by Associés en Finance (mainly the €512 million dividend payment after the offer was announced).

•

For Alcatel-Lucent, the difference between adjustments made for the transition from enterprise value to equity (€1.1 billion applied by Société Générale, €2.0 billion by Associés en Finance) lies principally in the difference in how pension liabilities net of taxes are handled. Société Générale uses the difference between the market value of invested funds (€30.2 billion) and value of its liabilities (€31.6 billion), adjusted for tax effects, whereas Associés en Finance uses the entire provision for pension liabilities recorded on the balance sheet (€2.5 billion, including the effect of surpluses not recognised for accounting purposes), adjusted for tax effects.

•

Both Associés en Finance and the sponsoring bank excluded Alcatel-Lucent’s 2018 OCEANE bonds and Nokia’s 2017 convertible bond from the reference debt, since these two financial instruments are “in-the-money”. These restatements are made to reflect the increase in the number of shares taken into account in the valuation. Both Associés en Finance and the sponsoring bank account an amount of €173 million in first-quarter 2015 related to share buybacks by Nokia

The number of shares used by Société Générale in its calculations stands at 3,949,523 for Nokia and 3,214,067 for Alcatel-Lucent (compared with 3,958,777 and 3,253,688 in the calculations submitted by Associés en Finance). These fairly minor differences arise for two main reasons. Firstly, the reference date used is not the same (most recent data available used by Associés en Finance, year-end 2014 financial documents by Société Générale). Secondly, stock options were handled differently. Société Générale uses the treasury stock method, which assumes that the company uses the funds received when stock options are exercised to buy back a portion of its own shares in the market. Meanwhile, Associés en Finance’s approach is to consider the total dilution (how many new shares would be created in total through the exercise of the stock options and the corresponding impact on equity and debt). Using one or other of the methods has only a marginal impact on the results obtained59.

[59]	For illustrative purposes, the impact on Alcatel-Lucent’s DCF valuation submitted by Associés en Finance would be 0.2% if it were calculated handling stock options under the treasury stock method.

4.	Exchange ratio implied by peer comparison valuations

The sponsoring bank’s approach to peer comparisons differs from Associés en Finance’s in certain respects:

•

The reference date for the calculations: this impacts both companies’ projections and also the levels of the peer group’s multiples, since the equity markets have lost significant ground since April 2015 (the Euro Stoxx index declined 8% between 9 April 2015 and 23 October 2015). Even so, the overall direction of multiples affected both Alcatel-Lucent and Nokia.

•

The composition of the telecom networks sample: both Associés en Finance and Société Générale consider that Alcatel-Lucent’s two major divisions both fall broadly within the field of telecom equipment and are thus valued together[60]. The Nokia Networks division also operates in the same area. The samples used by the sponsoring bank differ slightly from that submitted by Associés en Finance: Associés en Finance decided to build a single sample (Cisco, Ericsson, ZTE, Juniper, Ciena and Adtran) for Alcatel-Lucent and Nokia Networks to cover the entire spectrum of equipment manufacturers, given the absence of any companies sufficiently comparable in terms of their business activities, margins, growth and size to Alcatel-Lucent’s and Nokia Networks’ specific profile. Société Générale elected to present a different sample for each company: Cisco, Ericsson and ZTE for Nokia Networks (companies also used by Associés en Finance) and the same sample plus Juniper and Ciena for Alcatel-Lucent (companies also used by Associés en Finance). Société Générale did not include Adtran (equipment maker specialised in fixed networks, which Associés en Finance adds in for the aforementioned purpose of covering the full span of the telecom equipment sector). Lastly, Société Générale includes Alcatel-Lucent in its peer group for Nokia Networks, and includes Nokia in the peer group applied for Alcatel-Lucent. Associés en Finance cannot take the same approach, as it works to a date after the offer was announced at a time when the respective share price of both companies and thus their multiples were influenced by the very existence of the offer. The difference in the sample used by Société Générale for Alcatel-Lucent and for Nokia Networks does not cause the respective valuations to be skewed since the average multiples arrived at are identical for both companies.

•

How HERE is handled: Associés en Finance included HERE at the disposal value announced, which is akin to treating HERE as a cash equivalent, while Société Générale presents a valuation based on the multiples observed for its peers Tom Tom and Garmin, two companies specialised, like HERE, in GPS navigation systems.

•

The peers identified for Nokia Technologies: like Associés en Finance, the sponsoring bank chose companies focused primarily on exploiting their technological skills and expertise to earn licensing revenues. The samples selected are very similar: Dolby Laboratories, InterDigital, Qualcomm, Rambus and Tessera by Société Générale, while Associés en Finance included Universal Display in addition to these five companies.

•

The handling of unallocated expenses or corporate costs: unlike Associés en Finance, Société Générale did not isolate corporate costs but assigned them to Nokia Networks, the group’s largest revenue contributor, based on the difference between overall operating profit and the operating profit projected for HERE and Nokia Technologies.

•	The adjustments presented above for the transition between enterprise value and equity value, and the number of shares taken into account.

[60]

Associés en Finance and Société Générale both make the observation that the lack of forecasts for Alcatel-Lucent’s divisions mean that Alcatel-Lucent’s Core Networking and Access divisions cannot be valued separately.

To sum up, notwithstanding the differences in the parameters applied, the calculations made by Associés en Finance and by Société Générale yield similar implied exchange ratios: 0.4725 to 0.4900 for the sponsoring bank, and an average of 0.50 for Associés en Finance.

5.	Exchange ratio implied by DCF valuations

The main principles underpinning the sponsoring bank’s approach to the discounted cash flow model were as follows:

•

Owing to the confidentiality of the business plans, the estimates used for the short term (2015 and 2016) were those based on the Market Consensus. Associés en Finance adopted the same principle, except that the reference dates used are not the same (the latest projections available in Associés en Finance’s DCF valuation, early April 2015 forecasts in Société Générale’s analysis);

•	The projections for the 2017 to 2020 period are extrapolated based on the 2016 forecasts out to 2020 using the normalised levels resulting from the Market Consensus;

•	The tax rates adopted until 2020 are 24% for Nokia and 12% for Alcatel-Lucent, taking into account the geographical sales mix and an adjustment for the use of tax loss carryforwards;

•

From 2020 onwards, terminal value incorporates the following parameters: a normalised EBIT margin of 11.3% for Nokia and 8% for Alcatel-Lucent, a perpetual growth rate of 2.8% and 2% for both companies respectively, respective tax rates of 24% and 29%, capital expenditure equal to depreciation and amortisation and, lastly, a WCR increasing in proportion to the growth in sales.

Even though Associés en Finance also uses Market Consensus forecasts for the short term, it does not apply the same methodology insofar as it extrapolates the projections for the main P&L items over the very long term (2050) at conservative levels consistent with sector trends. The methodology used by Associés en Finance, in keeping with the principles of its Trival model, cannot therefore be compared line by line with the normalised figures used from 2020 onwards by the sponsoring bank.

Even so, it is worth highlighting the following key points:

•	The long-term tax rates applied by Associés en Finance (25% for Nokia and 30% for Alcatel-Lucent) differ only very slightly from those applied by Société Générale (24% and 29% respectively).

•

In addition to the short-term data derived from the Market Consensus (summarised between 2014 and 2017 in Table 16), Associés en Finance projects still significant growth in sales and margins out to 2020 against the backdrop of the dramatic surge in data traffic underpinning telecom equipment makers’ business trends. As a result, the projections adopted by Associés en Finance in 2020 are significantly higher than those used by Société Générale (the operating profit estimates for Nokia and Alcatel-Lucent are some 16% higher than those adopted by Société Générale for 2020).

•

Conversely, mirroring the approach taken by all the companies tracked in the Trival model, Associés en Finance projects a gradual slowdown in growth rates and margins to long-term levels below the normalised level presented by Société Générale (the margin projected in 2050 is 7.4% for Alcatel-Lucent and 10% for Nokia, compared with normalised margins of 8% and 11.3% respectively in Société Générale’s projections).

•

Lastly, the discount rates adopted by the sponsoring bank and Associés en Finance are not the same. Société Générale used a discount rate of 8.6% for Nokia and 9.4% for Alcatel-Lucent. These rates are obtained by calculating an average for each of the companies – firstly of the WACC rates derived from brokers’ research, and secondly of a calculation taking into account the average beta calculated by reference to peers applied to market parameters[61] and assuming zero debt. The calculations presented by Associés en Finance are predicated on its Trival valuation model and are predicated on lower discount rates (7.53% for Nokia and 7.65% for Alcatel-Lucent), but these are applied to average forecasts that are also lower, in line with the aforementioned conservatism principle adopted in Trival.

To conclude, the results presented by Associés en Finance and Société Générale, though prepared at different dates and applying different parameters in the discounted cash flow models, do not diverge in terms of the relative size of the two groups and the exchange ratio that these results imply (the implied exchange ratio stands at 0.5114 in Société Générale analysis versus 0.52 in Associés en Finance analysis, which means that the offer’s exchange ratio of 0.5500 stands at a premium of 6% to 8% to this figure).

Lastly, Associés en Finance also included a DCF to equity approach to the discounted cash flow model, which applies a debt constraint. The results yield an exchange ratio of 0.48 between Alcatel-Lucent and Nokia, implying that the offer’s exchange ratio provides a 14% premium.

C.	Comparison of the results of the analysis by the sponsoring bank with that prepared by Associés en Finance

The results obtained by the sponsoring bank are compared with those arrived at by Associés en Finance in Table 28.

Table 28

Comparison of the results produced by Associés en Finance and the sponsoring bank

Method	Associés en Finance: premium (discount) implied by the ratio	Sponsoring bank: premium (discount) implied by the ratio

Analysis of the ratio implied by market share prices	Premium between +6% and +29% depending on the reference period (spot at 9 April 2015, 1, 2, 3, 6, 9 months)	Premium between +8.2% and +30.1% depending on the reference period (spot at 9 April 2015, 1, 3, 6, 12 months)

Ratios implied by analyst target prices	For information only	1.9% premium

DCF to firm	6% premium to central value	7.5% premium

DCF to equity	14% premium to central value	Method not used

Peer-group multiples	10% premium to central value	Premium between 12.2% and 16.4%

V.	Analysis of the offer for the OCEANE bonds

The calculations below are based upon the indicative timetable for the offer.

Under the Shift plan with its debt restructuring program, Alcatel-Lucent has raised the bulk of its financing in euros since 2013 by issuing bonds with conversion and/or exchange options for new or existing ordinary shares (hereinafter the “OCEANE bonds”). The public exchange offer launched by Nokia covers Alcatel-Lucent’s shares and also the OCEANE bonds based on an exchange ratio of 0.6930 Nokia shares for every Alcatel-Lucent 2018 OCEANE bond, 0.7040 Nokia shares for every

[61]	The market premiums used are those calculated by Société Générale.

Alcatel-Lucent 2019 OCEANE bond and 0.7040 Nokia shares for every Alcatel-Lucent 2020 OCEANE bond tendered. It is the first time ever in France that a public exchange offer on OCEANE, complex financial derivative, is implemented. Associés en Finance’s task is to confirm the fairness of this specific part of the offer and to ensure that shareholders and bondholders are treated equally.

A.	Characteristics of the OCEANE bonds and impact on the allotment ratio

On the day the transaction was announced, three types of OCEANE bonds were in issue, and their main features are summarised in Table 29.

Table 29

Main characteristics of the OCEANE bonds at 31 December 2014

	OCEANE 2018	OCEANE 2019	OCEANE 2020
Date of issue	3/7/13	10/6/14	10/6/14
Date of maturity	1/7/18	01/30/2019	01/30/2020
Original maturity in years	5.00	4.64	5.64

Nominal value	€1.80	€4.11	€4.02
Number of bonds issued	349 414 680	167 500 000	114 499 995
Size of issue	€628 946 424	€688 425 000	€460 289 980
Issue premium *	36.8%	40.2%	37.1%

Coupon rate	4.250%	0.000%	0.125%

S&P rating at issue	CCC	B-	B-

Allotment ratio prior to the offer **	1.06	1.00	1.00
Conversion threshold prior to the offer ***	€1.70	€4.11	€4.02

Number of OCEANE bonds in issue	349 413 680	167 500 000	114 499 995
Number of potential new shares ****	370 378 501	167 500 000	114 499 995
as a % of the number of shares excl.treasury	13.3%	6.0%	4.1%

* Nominal value divided by the average share price at issue

** Number of allotable shares per OCEANE bond

*** Nominal value / Allotment ratio

**** Number of OCEANE bonds X Allotment ratio

At 31 December 2014, the three OCEANE bonds in issue could potentially give rise to the issue of 652,378,496 new shares, or 23.5% of the number of shares in the Company excluding treasury shares.

Bondholders possess the right to the allotment of shares that may be exercised at any time62 (American-type OCEANE bonds). An OCEANE bond carries entitlement to the allotment of a number of shares equal to the product of the allotment ratio stated in Table 29 and the number of OCEANE bonds. The potential maximum number of new shares is thus determined by how this right is exercised by the OCEANE bond holders.

The OCEANE bonds are redeemable in full at par at maturity, but the Company may redeem them earlier as follows:

•	At any time by making purchases in the market, off-market or through tender or exchange offers;

[62]	Since 12 August 2013 for the 2018 OCEANE bonds and since 20 July 2014 for the 2019 and 2020 OCEANE bonds.

•	At any time at par, plus any accrued interest, if the number of OCEANE bonds in issue for a given category falls to below 15% of the number of OCEANE bonds issued in the relevant category;

•

At any time from a certain date at par plus any accrued interest if the arithmetic mean of the product of the allotment ratio and the opening share price in the market over a period of 20 consecutive days out of the previous 30 days, exceeds a percentage of the nominal value laid down in the terms and conditions of the relevant OCEANE bonds (so-called soft call clause). The terms and conditions of the soft call applicable to the various OCEANE bonds are shown in Table 30.

Table 30

Soft call terms and conditions for each of the OCEANE bond issues

	OCEANE 2018	OCEANE 2019	OCEANE 2020
Effective date	1/8/2016	1/3/2017	1/9/2017

Percentage of nominal value	130%	125%	125%

Nominal value	€1.80	€4.11	€4.02
Allotment ratio prior to the offer	1.06	1.00	1.00

Alcatel-Lucent’s average share price above which the soft call may be triggered (in the absence of an offer)	€2.21	€5.14	€5.03

Holders also possess an option enabling them to request the early redemption at par plus any accrued interest in the event of a change in control of the Company, within the time limit and on the conditions stipulated in the prospectus relating to the issue of the various OCEANE bonds63. A change in control occurs when a third party gains possession, directly or indirectly, of:

•	either the majority of the Company’s voting rights;

•	or over 40% of these voting rights if no other shareholder in the Company, acting alone or in concert, holds more.

There is also an acceleration clause linked to the definitive cessation of the listing of the underlying share, which stipulates that, where so decided by each of the meetings of the holders of the 2018, 2019 and 2020 OCEANE bonds, the OCEANE bonds in each category may fall due for redemption at par plus any accrued interest, where:

•	the Company’s shares cease to be listed on Euronext Paris and are not listed on any other regulated market in the European Union, and

•	the Company’s ADRs or shares cease to be listed on a regulated market in the United States.

Lastly, an adjustment to the share allotment ratio (SAR) of the OCEANE bonds is provided for where a public offer is made for the Company’s shares. The revised share allotment ratio is set using the following formula:

Revised SAR = SAR x (1 + Issue premium x	D	)
DT

[63]	See the French draft offer document.

D is the number of days between the opening date of the offer and the OCEANE maturity date. DT is the number of days between the issue date and the OCEANE maturity date.

Table 31 lays down how the revised share allotment ratio applicable to each of the categories of OCEANE bonds is calculated assuming the offer opens on 18 November 2015.

Table 31

OCEANE allotment ratio during the offer, assuming the offer opens on 18 November 2015

	2018 OCEANE	2019 OCEANE	2020 OCEANE
Allotment ratio prior to the offer	1.06	1.00	1.00

Issue premium	36.8%	40.2%	37.1%

Date of issue	07/03/13	06/10/14	06/10/14
Opening date of offer	11/18/15	11/18/15	11/18/15
Date of maturity	07/01/18	01/30/19	01/30/20

Residual maturity in days (D)	956	1169	1534
Original maturity in days (DT)	1824	1695	2060
Portion of residual term to maturity (D/DT)	52.41%	68.97%	74.47%

Revised allotment ratio during the offer	1.26	1.28	1.28

If the offer is conditional, the revised allotment ratio applies between the opening date of the offer and:

•

The date falling 15 business days after the AMF publishes the results of the offer (or 15 days after the final day on which the shares can be tendered to the offer, if it is reopened) where the offer proceeds;

•	the publication date of the offer’s results where the offer does not proceed.

B.	Analysis of the prices of the OCEANE bonds

The 2018, 2019 and 2020 OCEANE bonds were admitted to trading on Euronext Paris as soon as they were issued. They are traded on a regular basis predominantly in the OTC markets, which means that their price trends can be analysed since their date of issue. As previously stated, the price on 9 April 2015 has been used as a point of reference because Alcatel-Lucent’s share price was affected by rumours prior to the announcement of the offer.

Figure 16 shows trends in the price of the 2018 OCEANE bonds issued on 3 July 2013 in relation to trends in Alcatel-Lucent’s share price. The price of the 2018 OCEANE bond, the share price and the conversion threshold are shown on the left-hand scale. The OCEANE/share premium is shown on the right-hand scale.

Figure 16

Price of the 2018 OCEANE bonds, Alcatel-Lucent’s share price and trends in the premium

Since July 2013, shortly after it was issued, the 2018 OCEANE bonds traded at a premium of around 40% to Alcatel-Lucent’s share price – just above the issue premium of 37%. On 5 August 2013, the share price moved above the conversion threshold, before rapidly settling at significantly higher levels following the strong performance of Alcatel-Lucent shares in the second half of 2013. Since then, the share price has never slipped back below the conversion threshold, and so the 2018 OCEANE bonds are clearly “in-the-money”. On 9 December 2013, the share allotment ratio was adjusted from 1.00 to 1.06 following the company’s rights issue. As the share price moved higher, the OCEANE bond/share premium narrowed significantly, reflecting the “pure-equity” profile of the 2018 OCEANE bonds and the reduction in their time value. It hovered at around 15% until the beginning of 2015, with some turbulence in October 2014 before the share price picked up after publication of the group’s third-quarter 2014 results. Following the steep share price gains in early 2015, the OCEANE bond/share premium sank to an all-time low of around 9% between mid-March and early April 2015. On 9 April 2015, the price of the 2018 OCEANE bonds stood at €3.99, with the share price at €3.65 and the exchange ratio at 3.65 * 1.06 = €3.87.

Figure 17 shows trends in the price of the 2019 OCEANE bonds issued on 10 June 2014 in relation to trends in Alcatel-Lucent’s share price. The price of the 2019 OCEANE bonds, the share price and the conversion threshold are shown on the left-hand scale. The OCEANE/share premium is shown on the right-hand scale.

Figure 17

Price of the 2019 OCEANE bonds, Alcatel-Lucent’s share price and trends in the premium

In the first few months after the issue of the 2019 OCEANE bonds, Alcatel-Lucent’s share price plunged lower, sinking from €2.96 on 10 June 2014 to €1.88 by mid-October 2014. The price of the 2019 OCEANE bonds was affected to a lesser extent, since their bond component cushioned the blow, with the OCEANE bond/share premium rising to 85% from 40% at issue. The Company’s share price then started moving higher again, rising above the conversion threshold for the first time on 14 April 2015, when speculation about the offer for the Company peaked. Since then, it has stayed within a €3-€4 channel. Before the offer opens and the allotment ratio is adjusted, the 2019 OCEANE bonds clearly laid “out-of-the-money”. In the meanwhile, the OCEANE bond/share premium has stabilised at between 30% and 40%. On 9 April 2015, the price of the 2019 OCEANE bonds stood at €4.64, with the share price at €3.65 and the exchange ratio at 3.65 * 1.00 = €3.65.

Figure 18 shows trends in the price of the 2020 OCEANE bonds in relation to trends in Alcatel-Lucent’s share price. The price of the 2020 OCEANE bonds, the share price and the conversion threshold are shown on the left-hand scale. The OCEANE/share premium is shown on the right-hand scale.

Figure 18

Price of the 2020 OCEANE bonds, Alcatel-Lucent’s share price and trends in the premium

Since the 2019 and 2020 OCEANE bonds were issued on the same date with fairly similar characteristics, price trends in the 2020 OCEANE bonds are similar to those observed previously for the 2019 OCEANE bonds. Despite the share price recovery since mid-October 2014, the 2020 OCEANE bonds are thus clearly “out-of-the-money”, or at least they were before the offer opened and the allotment ratio was adjusted. On 9 April 2015, the price of the 2020 OCEANE bonds stood at €4.64, with the share price at €3.65 and the exchange ratio at 3.65 * 1.00 = €3.65.

C.	Valuation of the OCEANE bonds prior to announcement of the offer

1.	Intrinsic valuation at 9 april 2015

The value of an OCEANE bond consists of a “bond floor”, representing the value of any coupons and the redemption at par at maturity, plus an option component, representing the value of the right to the allotment of shares. Depending on the price of the underlying share, the OCEANE bonds may have a profile resembling either the bond or the share more closely. As a result, an intrinsic valuation of the OCEANE bonds requires an estimate of the following parameters:

•	The reference price of the underlying share

•	The volatility of the underlying share

•	The dividend yield of the underlying share

•	The residual maturity

•	The risk-free rate

•	The credit risk

•	Dilution.

The intrinsic valuation of the OCEANE bonds is also a function of their characteristics, as described above, including the coupon rate, whether the allotment rights can be exercised at any time and the risk of early redemption by the issuer above certain share price levels (soft call).

The binomial model is used to arrive at an intrinsic valuation of the OCEANE bonds. Owing to its flexibility, it is best suited to capturing all of their characteristics as effectively as possible. It can factor in the possibility of the right to the allotment of shares being exercised at any time and the dilution this causes, the 2018 and 2020 OCEANE bond coupon payments and the Company’s soft call.

Reference price of the underlying share

As discussed above, Alcatel-Lucent’s share price was driven by considerable speculation from 10 April onwards, and so the share price on 9 April 2015 is taken into consideration. Since the Company’s shares are liquid, the OCEANE bonds were valued at the 9 April 2015 closing price of €3.65.

Volatility of the underlying share

As stated above (see Figure 9), Alcatel-Lucent’s share price is structurally more volatile than the market at large. In times of severe stress, the share’s 3-month volatility climbs well above 50%. On 9 April 2015, the share’s 3-month volatility stood at 30% and its 1-year volatility was at 37%. The baseline valuation at 9 April 2015 is predicated on normalised volatility in the underlying share of 35%, which is also in line with the implied volatility of the valuation of the 2019 and 2020 OCEANE bonds when they were issued in June 2014.

Dividend yield of the underlying share

Alcatel-Lucent has not paid out any dividends since 2007. On 9 April 2015, the scenario of an anticipated yield of 0% over the life of the OCEANE bonds seemed realistic and in line with the consensus view.

Residual maturity

On 9 April 2015, the residual maturity of the 2018, 2019 and 2020 OCEANE bonds stood at 3.23, 3.81 and 4.81 years respectively.

Risk-free rate

On 9 April 2015, the 3-year euro swap rate stood at 0.10% and the 5-year euro swap rate at 0.22%. Based on three-month averages, the 3-year euro swap rate was 0.15% and the 5-year euro swap rate 0.29%. The risk-free rates corresponding to the 2018, 2019 and 2020 OCEANE maturities were estimated using linear interpolation at 0.17%, 0.21% and 0.27% respectively.

Credit risk

On 9 April 2015, the 3-year Alcatel-Lucent CDS stood at 1.19% and the 5-year CDS at 1.98%. Based on the averages for the previous three months, the 3-year Alcatel-Lucent CDS was 1.25% and the 5-year CDS was 2.11%. The CDS rates corresponding to the 2018, 2019 and 2020 OCEANE maturities were estimated using linear interpolation at 1.35%, 1.60% and 2.03% respectively.

Dilution

As explained previously, the 2018 OCEANE bonds are well “in-the-money”, since Alcatel-Lucent’s share price has not fallen below the conversion threshold for almost the past two years. The shares created through the exercise of the 2018 OCEANE bonds still in issue at 31 December 2014 are thus included in the number of shares taken into account by the market, as are in-the-money stock options. On 9 April 2015, the 2019 and 2020 OCEANE bonds were still well out-of-the-money and are not taken into account in calculations of the initial number of shares.

To value the OCEANE bonds, trends in the Company’s share price are represented by a binomial tree factoring in the possibility of the right to allotment of shares being exercised at any time. The capital gain realised by OCEANE bondholders is a function of the dilution created through exercise of their right to the allotment of shares:

•	If the share price is below €4.02 (conversion threshold of the 2020 OCEANE bonds):

The 2019 and 2020 OCEANE bonds lie out-of-the-money, and there is no additional dilution. The diluted price is equal to the share price.

•	If the share price is above €4.02, but below €4.11 (conversion threshold of the 2019 OCEANE bonds):

Only the 2020 OCEANE bonds are in-the-money. The post-dilution price is calculated as follows:

Diluted price =	(N0 x price) + (Nominal2020 conv. x N2020 conv.)
(N0 + N2020 conv.)

•	If the share price is above €4.11:

The 2019 and 2020 OCEANE bonds are in-the-money. The post-dilution price is calculated as follows:

Diluted price =	(N0 x price) + (Nominal2020 conv. x N2020 conv.) + (Nominal2019 conv. x N2019 conv.)
(N0 + N2020 conv. + N2019 conv.)

At each node in the binomial tree, the capital gain obtained when the right to allotment of shares is exercised by the OCEANE bondholders is thus calculated using the diluted price. The same adjustment is made for stock options that move in-the-money.

Results of the intrinsic valuation of the 2018, 2019 and 2020 OCEANE bonds at 9 April 2015

Given the parameters discussed above and all the characteristics of the OCEANE bonds, Table 32 shows the valuation obtained using the binomial method for the 2018, 2019 and 2020 OCEANE bonds at 9 April 2015.

Table 32

Results of the intrinsic valuation using the binomial method of the 2018, 2019 and 2020 OCEANE bonds at 9 April 201564

	2018 OCEANE	2019 OCEANE	2020 OCEANE
Underlying share price	€3.65	€3.65	€3.65
Volatility of the underlying share	35%	35%	35%
Dividend yield	0.00%	0.00%	0.00%
Residual maturity	3.23	3.81	4.81
Risk-free rate	0.17%	0.21%	0.27%
Credit risk	1.35%	1.60%	2.03%
Intrinsic valuation of the OCEANE bond	€3.99	€4.76	€4.78
Exchange ratio	€3.87	€3.65	€3.65
Time value	€0.12	€1.11	€1.13
OCEANE bond price	€3.99	€4.64	€4.64

The results of the valuation obtained using the binomial method for each of the OCEANE bond tranches are close to the listed prices. The small difference in value is primarily attributable to the inclusion of normalised volatility of 35%, above the volatility of Alcatel-Lucent shares at 9 April 2015 (3-month volatility of 30%). The price of the OCEANE bonds thus provides a useful point of reference for assessing their valuation.

2.	Analysis of the offer at 9 April 2015

The adjustment of the share allotment ratio (SAR) of the OCEANE bonds when a public offer is made for the Company’s shares is intended to offer holders compensation for a portion of the premium paid when the OCEANE bonds were issued, in proportion to their residual term to maturity. Under the public exchange offer made by Nokia to 2018, 2019 and 2020 OCEANE bondholders, the latter may exchange them for a number of Nokia shares equal to the product of the revised share allotment ratio, determined for each of the categories of OCEANE bonds, and the exchange ratio offered for Alcatel-Lucent shares (i.e. 0.5500 shares). This calculation thus yields (Table 33) an exchange ratio of 0.6930 Nokia share for 1 2018 OCEANE, 0.7040 Nokia share for 1 2019 OCEANE, and 0.7040 Nokia share for 1 2020 OCEANE.

[64]

Time value represents the interest for holders not to exercise their right to the allotment of shares immediately and to hold onto the bonds instead. The greater the time value of an OCEANE bond, the greater the interest for holders not to exercise their right to the allotment of shares immediately.

Given Nokia’s share price at 9 April 2015 and the characteristics of the offer, the premiums over the intrinsic value of the OCEANE bonds at 9 April 2015 are shown in Table 33.

Table 33

Premium/(discount) to the intrinsic valuation of the 2018, 2019 and 2020 OCEANE bonds at 9 April 2015

	2018 OCEANE	2019 OCEANE	2020 OCEANE
Nokia’s share price	€7.18	€7.18	€7.18
Exchange ratio offered for the shares	0.5500	0.5500	0.5500
Revised allotment ratio for the OCEANE bonds	1.26	1.28	1.28
Number of Nokia shares offered per OCEANE bond	0.6930	0.7040	0.7040
Value obtained per OCEANE bond	€4.98	€5.05	€5.05
Intrinsic value of the OCEANE bond	€3.99	€4.76	€4.78
Premium/discount to intrinsic value	25%	6%	6%
OCEANE bond price	€3.99	€4.64	€4.64
Premium/discount to intrinsic value	25%	9%	9%

Table 34 shows the indicative exchange ratio implied by a comparison of the price of each of the OCEANE bonds with Nokia’s share price, calculated on average over several periods to 9 April 2015.

Table 34

Exchange ratios calculated based on listed prices

	2018 OCEANE	2019 OCEANE	2020 OCEANE
Exchange ratio offered	0.6930	0.7040	0.7040
Ratio based on prices at 9 April 2015	0.5550	0.6462	0.6458
Ratio based on 5-day averages	0.5527	0.6487	0.6479
Ratio based on 1-month averages	0.5438	0.6402	0.6395
Ratio based on 3-month averages	0.5274	0.6391	0.6357
Ratio based on 6-month averages	0.4966	0.6176	0.6070
Ratio based on 9-month averages	0.4938	0.6203	0.6060

At 9 April 2015, the exchange ratios calculated based on listed prices over the periods under consideration are still lower than the exchange ratios stated in the Offer (0.6930 Nokia share for 1 2018 OCEANE, 0.7040 Nokia share for 1 2019 OCEANE, and 0.7040 Nokia share for 1 2020 OCEANE). At this date of 9 April 2015, the proposed exchange ratio provided a significant premium to the prices of the OCEANE bonds prior to announcement of the offer.

D.	Options open to OCEANE bondholders at the time of the offer

OCEANE bondholders have several options under the public exchange offer. Studying these and comparing the financial results obtained can be used to calculate the value of the various OCEANE bonds and form an opinion concerning the fairness of the offer made to their holders. The options open to an OCEANE bondholder are as follows:

•	Tender OCEANE bonds to the public exchange offer in return for Nokia shares

•	Request allotment of Alcatel-Lucent shares, then tender these shares to the public exchange offer

•	Request allotment of Alcatel-Lucent shares, then hold onto them or sell them on the market

•	Hold onto their OCEANE bonds or sell them on the market.

1.	Tender OCEANE bonds to the public exchange offer in return for Nokia shares

Under Nokia’s public exchange offer, 2018, 2019 and 2020 OCEANE bondholders may exchange their OCEANE bonds for a number of Nokia shares equal to the product of the revised share allotment ratio and the exchange ratio proposed for Alcatel-Lucent shares. Table 35 shows the value obtained in this case if Nokia’s share price is at €6.00 and assuming the offer opens on 18 November 2015.

Table 35

Value obtained by tendering OCEANE bonds to Nokia’s public exchange offer

	2018 OCEANE	2019 OCEANE	2020 OCEANE
Nokia’s share price	€6.00	€6.00	€6.00
Exchange ratio offered for the shares	0.5500	0.5500	0.5500
Revised allotment ratio for the OCEANE bonds	1.26	1.28	1.28
Number of Nokia shares offered per OCEANE bond	0.6930	0.7040	0.7040
Value obtained per OCEANE bond	€4.16	€4.22	€4.22

If, upon publication of the results of the offer, the success threshold is reached (i.e. if Nokia manages to secure over 50% of Alcatel-Lucent shares on a fully-diluted basis65), the OCEANE bondholders directly become shareholders in Nokia, which then has control of Alcatel-Lucent, and have capitalised on the upward adjustment of the allotment ratio. Should the offer fail, the situation of the OCEANE bondholders remains identical to what it was prior to the launch of the offer. They can then no longer capitalise on adjustment of the allotment ratio but retain their exposure to Alcatel-Lucent shares.

2.	Request allotment of Alcatel-Lucent shares, then tender these shares to the public exchange offer

OCEANE bondholders can then take advantage of the temporary adjustment to the allotment ratio by requesting the allotment of Alcatel-Lucent shares, then tendering these to the public exchange offer for Alcatel-Lucent shares. Table 36 shows the value obtained in this case if Nokia’s share price is at €6.00 and Alcatel-Lucent’s share price is in line with the proposed exchange ratio of 0.5500, i.e. €3.30.

Table 36

Value obtained by exercising rights to allotment of shares during the offer, then tendering the Alcatel-Lucent shares obtained to Nokia’s public exchange offer

	2018 OCEANE	2019 OCEANE	2020 OCEANE
Nokia’s share price	€6.00	€6.00	€6.00
Exchange ratio offered for the shares	0.5500	0.5500	0.5500
Alcatel-Lucent’s share price	€3.30	€3.30	€3.30
Revised allotment ratio for the OCEANE bonds	1.26	1.28	1.28
Value obtained per OCEANE bond	€4.16	€4.22	€4.22

Since the terms of the offer for the OCEANE bonds were laid down to enable holders to tender their holdings directly without exercising the right to the allotment of shares, the value obtained through this second strategy is identical to that gained in the first. Even so, if the share price of Nokia and Alcatel-Lucent failed to adjust to the exchange ratio proposed by Nokia during the offer, the values obtained by holders from these two strategies could differ.

[65]	Or if Nokia decides to waive this minimum tender condition and applies the regulatory minimum threshold, i.e. 50 % of the Company share capital or voting rights (not diluted).

Should Nokia’s offer fail, OCEANE bondholders have become shareholders in Alcatel-Lucent in line with the revised allotment ratio, since they exercised their right to the allotment of shares before tendering these to the offer. Even though the offer failed, the holders benefited from the adjustment to the allotment ratio, but lost out on the time value of their OCEANE bonds. The difference between the first two options afforded to bondholders arises primarily in the event that the offer fails.

3.	Request allotment of Alcatel-Lucent shares, then retention of the shares, or sale of the shares

OCEANE bondholders can take advantage of the temporary adjustment to the allotment ratio by requesting the allotment of Alcatel-Lucent shares, but then opting not to tender the shares they obtain to the public exchange offer. OCEANE bondholders become shareholders in Alcatel-Lucent in line with the revised allotment ratio, since they exercised their right to the allotment of shares during the offer. Until the offer closes and while Nokia’s and Alcatel-Lucent’s shares remain aligned with the exchange ratio proposed by Nokia, the value obtained from this strategy is identical to that produced by the two previous strategies. Once the offer has closed, the situation of the former OCEANE bondholders depends on the outcome of the offer and is identical to that of the other Alcatel-Lucent shareholders who did not tender their shares.

The OCEANE bondholder who would request the allotment of Alcatel-Lucent shares, and who would sell them thereafter on the market would be in the same position than the bondholder who would request the allotment of shares and would hold them, except that the first one would have monetised his investment and would no more be exposed to changes in the prices of Alcatel-Lucent shares

4.	Hold onto the OCEANE bonds

OCEANE bondholders may opt not to take advantage of the temporary adjustment to the allotment ratio while not tendering their OCEANE bonds to the offer, either. When the initial offer closes – irrespective of its results – OCEANE bondholders still have the right to the allotment of shares, plus the protection of securing redemption at nominal value at maturity (bond floor). Even so, as described in section V.A on the characteristics of the OCEANE bonds, the adjustment to the allotment ratio comes to an end at the date of the publication of the results of the offer if the success threshold is not reached, or 15 days after it is reopened if the offer proceeds. As such, the situation of OCEANE bondholders depends on the results of the offer.

•	Nokia failed to obtain more than 50% of Alcatel-Lucent shares on a fully-diluted basis

The offer does not go ahead66. OCEANE bondholders may no longer take advantage of the revised allotment ratio, and their situation remains identical to what it was prior to the launch of the offer. It is also similar to that of bondholders who tendered their OCEANE bonds directly to the offer.

•	Nokia obtained over 50% of Alcatel-Lucent shares on a fully-diluted basis.

The threshold for success is reached, but the situation of the OCEANE bondholders depends on satisfaction of three combined, mutually dependent conditions:

•

The number of Alcatel-Lucent shares owned by Nokia stands at over 95% of the former’s capital. Nokia has made plans to launch a squeeze-out procedure for the Company’s shares, and so OCEANE bondholders who decided to hold onto them run the risk of owning a financial instrument convertible into or exchangeable for Alcatel-Lucent shares that are not listed.

[66]	It is worth to say that Nokia could in theory waive the 50% threshold and could apply the regulatory minimum threshold.

•

The number of shares and OCEANE bonds owned by Nokia stands at over 95% of the fully-diluted capital. Nokia has made plans to launch a squeeze-out procedure for the OCEANE bonds, and the OCEANE bondholders who decided to hold onto them after the original offer will receive consideration under the squeeze-out procedure in either Nokia shares or in cash.

•

The number of bonds in issue stands at less than 15% of the number of bonds issued. Nokia is in a position to exercise the allotment right relative to the OCEANE bonds transferred to it following the offer within 15 business days of the close of the reopened offer. During this period, Nokia can take advantage of the adjustment to the allotment ratio. If, for each category of OCEANE bonds, that gives rise to a number of OCEANE bonds in issue of less than 85% of the number of OCEANE bonds in the category of OCEANE bonds under consideration, the terms and conditions of each of the OCEANE bond categories presented in the corresponding prospectus allow the Company to redeem them early at par plus any accrued interest, subject to a notice period of at least 30 calendar days.

These terms and conditions should be assessed when the results of the initial offer are published and, even more crucially, when the results of the reopened offer are published. The various possible scenarios and their implications are presented in Appendix 5.

In any case, the clause provided for in the event of a change in control of the Company entitles OCEANE bondholders to request early redemption at nominal value plus any accrued interest. This early redemption value at the holder’s request represents a point of reference for the valuation in an appraisal of the offer. That said, the exercise of this clause by holders is akin to giving up the time value of their OCEANE bonds, which, in normal solvency conditions, gives them value in excess of nominal value plus accrued interest. Accordingly, it makes sense for bondholders to exercise their change in control clause only if the results of the offer lead them to believe that they may not be able to take advantage of this time value, that is if they are obliged to accept a lower amount or if they risk becoming holders of OCEANE bonds convertible into or exchangeable for Alcatel-Lucent shares that are not listed (see Appendix 5).

The early redemption value of the various OCEANE bonds is presented in Table 37 at 4 February 2016, which is the day after the expected publication date of the results of the re-opened offer likely to enable bondholders to activate the change in control clause.

Table 37

Early redemption value of the various OCEANE bonds at 4 February 2016

	2018 OCEANE	2019 OCEANE	2020 OCEANE
Nominal value	€1.80	€4.11	€4.02
Semi-annual coupon	€0.03825	—	€0.00251
Most recent coupon date	1/1/16	—	1/30/16
Next coupon date	7/1/16	—	7/30/16
Accrued interest	€0.00715	—	€0.00007
Early redemption value	€1.807	€4.110	€4.020

Owing to their higher nominal value, the 2019 and 2020 OCEANE bonds have a far higher early redemption value than the 2018 OCEANE bonds. Table 38 shows for each OCEANE bond the level of the Alcatel-Lucent share price below which the value that bondholders would obtain by exercising their allotment right or by tendering their OCEANE bonds to the offer would be less than the early redemption value.

Table 38

Level of Alcatel-Lucent’s share price corresponding to the early redemption value

	2018 OCEANE	2019 OCEANE	2020 OCEANE
Early redemption value	€1.81	€4.11	€4.02
Revised allotment ratio during the offer	1.26	1.28	1.28
Corresponding price of the underlying share	€1.43	€3.21	€3.14

Should the Company be unable to go ahead with a squeeze-out procedure for either the Alcatel-Lucent shares or OCEANE bonds and where the risk of early redemption of the OCEANE bonds at the Company’s request is limited, the determination of the value obtained by a bondholder who has opted to hold onto their OCEANE bonds requires an intrinsic valuation given the Company’s new characteristics.

E.	Valuation of the OCEANE bonds at the time of the offer

The model used for this valuation is identical to that used in section V.C.1, but the parameters should be adjusted according to Alcatel-Lucent’s position when the offer closes. The situation of OCEANE bondholders should be assessed on the day after the reopened offer closes, that is on 4 February 2016 according to the indicative offer timetable. As part of the intrinsic valuation of the OCEANE bonds, which analyses whether or not it is in the interest of OCEANE bondholders to retain them, the threshold for success of the offer is considered to have been exceeded67.

Reference price of the underlying share

The reference price of the Alcatel-Lucent share used here derives from the exchange ratio and the spot price of the Nokia stock at 23 October 2015, that is €6.225. Additional calculations are performed based on 1-month and 3-month averages, i.e €6.11 and €5.96 per Nokia share.

[67]	Should the offer fail, it is hard to predict the likely changes in the valuation parameters of the OCEANE bonds (price of the underlying share, volatility, level of the CDS, etc.).

Volatility of the underlying share

Figure 19 shows trends in the 1-year rolling volatility of Alcatel-Lucent and Nokia shares since the beginning of 2012.

Figure 19

Rolling 1-year volatility of Alcatel-Lucent and Nokia shares

Prior to the announcement of the offer, the volatility of Alcatel-Lucent shares appeared to be higher than that of Nokia’s. Should the offer be successful, the volatility of Alcatel-Lucent shares should fall into line with the volatility of Nokia shares. The valuation presented is based on a volatility estimate of 30%.

Dividend yield of the underlying share

Should the offer be successful, it is assumed that the dividend yield of Alcatel-Lucent shares would fall into line with the dividend yield of the Nokia shares. The valuation presented assumes a yield of 2.4% based on the most recent dividend yield paid by the Company and the consensus estimate of the next dividend payment divided by the average share price.

Repo rate

Assuming the success threshold is reached, Alcatel-Lucent’s share liquidity could be significantly reduced, in particular if Nokia get close to the squeeze-out threshold. It would be more difficult for OCEANE bondholders to hedge their position lending or borrowing shares. Disclosed valuation relies on a 1.0% repo rate.

Residual maturity

The indicative timetable for the offer states that the results of the initial offer will be published no later than on 30 December 2015. Should the offer be successful, it would then be reopened from 14 January 2016 to 3 February 2016. The OCEANE bonds are thus valued on the day after the end of the offer, for bondholders who decided to hold onto them without exercising their right to the allotment of shares. The residual maturity of the 2018, 2019 and 2020 OCEANE bonds stood at 2.41, 3.99 and 3.99 years respectively.

Risk-free rate

The risk-free rate used is the three-month average of the euro swap rate corresponding to the maturity date of each OCEANE bond at 23 October 2015. The risk-free rates are respectively 0.10%, 0.15% and 0.26% for the 2018, 2019 and 2020 OCEANE bonds.

Credit risk

Changes in Alcatel-Lucent’s and Nokia’s credit risk as reflected by the level of their CDS were presented in section III.A. These trends reflect the restructuring carried out by both companies in recent years.

Prior to the announcement of the offer, Nokia’s 5-year CDS traded at around 100 basis points, compared with around 200 basis points for Alcatel-Lucent’s. Since the announcement, the level of both companies’ CDS has been equivalent. Should the offer be successful, the situation is expected to stabilise.

The valuation presented is predicated on a CDS level similar to that of Nokia, i.e. 0.78%, 0.93% and 1.20% for the 2018, 2019 and 2020 OCEANE bonds, depending on their maturity.

Dilution

The number of Alcatel-Lucent shares at the close of the offer will depend on how the OCEANE bondholders act and whether they decide to exercise their allotment right, tender their OCEANE bonds to the public exchange offer or hold onto them. Should the offer be successful, the 2018 OCEANE bonds are considered as having been converted in full by their holders at the revised allotment ratio. In the calculations presented, the 2019 and 2020 OCEANE bonds are considered not to have been converted.

Results of the intrinsic valuation of the 2018, 2019 and 2020 OCEANE bonds at 4 February 2016

Given the parameters discussed above and all the characteristics of the OCEANE bonds, Table 39 shows the valuation obtained under the binomial method for the 2018, 2019 and 2020 OCEANE bonds at 4 February 2016 assuming current market parameters (at 23 October 2015).

Table 39

Premiums/(discounts) offered to bondholders based on the revised allotment ratios, spot, average 1-month and 3-month prices at 23 October 2015 and intrinsic valuations of the OCEANE bonds

		2018 OCEANE	2019 OCEANE	2020 OCEANE
Price at 23 october 2015	OCEANE bond price	€4.23	€4.44	€4.41
	Intrinsic value of the OCEANE bond	€3.63	€4.40	€4.37
	Price of Nokia shares	€6.23	€6.23	€6.23
	Exchange ratio offered	0.6930	0.7040	0.7040
	Exchange ratio offered during the offer	€4.31	€4.38	€4.38
	Premium/discount to intrinsic value	18.8%	-0.4%	0.3%
Average 1-month	Average OCEANE bond price	€4.08	€4.39	€4.35
	Intrinsic value of the OCEANE bond	€3.56	€4.38	€4.34
	Average price of Nokia shares	€6.11	€6.11	€6.11
	Exchange ratio offered	0.6930	0.7040	0.7040
	Exchange ratio offered during the offer	€4.23	€4.30	€4.30
	Premium/discount to intrinsic value	18.9%	-1.8%	-0.9%
Average 3-month	Average OCEANE bond price	€3.94	€4.39	€4.34
	Intrinsic value of the OCEANE bond	€3.47	€4.35	€4.32
	Average price of Nokia shares	€5.96	€5.96	€5.96
	Exchange ratio offered	0.6930	0.7040	0.7040
	Exchange ratio offered during the offer	€4.13	€4.20	€4.20
	Premium/discount to intrinsic value	19.0%	-3.5%	-2.9%

Based on Nokia’s share price at 23 October 2015 or on Nokia’s average share price over periods of one to three months, the exchange ratio proposed during the offer would provide a premium of between 2.0% and 4.8% for the 2018 OCEANE bond, a discount of between 1.3% and 4.4% for the 2019 OCEANE bond and a discount of between 0.6% and 3.3% for the 2020 OCEANE bond. Based on the estimated post-offer intrinsic values of the OCEANE bonds, the exchange ratio proposed during the offer would provide a premium of between 18.8% and 19.0% for the 2018 OCEANE bond, a discount of between 0.4% and 3.5% for the 2019 OCEANE bond and between a premium of 0.3% and a discount of 2.9% for the 2020 OCEANE bond. The discount to the theoretical value of the 2019 and 2020 OCEANE bonds and the discount to their market price are very limited.

F.	Analysis of the appraisal of the terms and conditions of the offer for the OCEANE bonds presented by the bank sponsoring the offer

The methods used by the sponsoring bank in its assessment of the terms and conditions of the offer for the OCEANE bonds (price analysis, conversion value, theoretical intrinsic value and early redemption value) are similar to those adopted by Associés en Finance and presented above.

Approach based on quoted price analysis

Since OCEANE bonds are traded mostly off-market, the closing price depends on the contributors selected and the type of price reported (bid, ask, mid, trade). The sponsoring bank has chosen to make its calculations using prices resulting from the arithmetic mean of purchase prices at UBS, Nomura, Citigroup, Barclays and CACIB reported by Bloomberg, while Associés en Finance uses the generic BGN price calculated by Bloomberg. The results reached by the sponsoring bank and Associés en Finance are similar.

Approach based on conversion value

The calculations of adjustments to the allotment ratios and exchange ratios implied by the sponsoring bank are identical to those that were performed by Associés en Finance.

Approach based on theoretical intrinsic value

The theoretical valuations of the OCEANE bonds performed by the sponsoring bank and by Associés en Finance yield results that are fairly close to each other at 9 April 2015. The Alcatel-Lucent share price used (€3.65) at 9 April 2015 is identical. The credit spreads used by the sponsoring bank are slightly different to those used by Associés en Finance, but the impact on valuations is almost zero. The sponsoring bank also uses a normalised cost of borrowing for Alcatel-Lucent shares of 50 basis points, while Associés en Finance does not factor this element into its valuation. A volatility range of 35%/37% is used by the bank, while Associés en Finance applies a volatility of 35%.

At 9 April 2015, the values obtained by the sponsoring bank and Associés en Finance are similar to those for the 2018 OCEANE bonds and extremely close to the listed price. For the 2019 and 2020 OCEANE bonds, the theoretical intrinsic values obtained by the sponsoring bank are slightly lower than the OCEANE bond prices, while those obtained by Associés en Finance are slightly higher.

Approach based on early redemption value

Associés en Finance calculates the early redemption value at 4 February 2016, while the sponsoring bank calculates this value at 1 March 2016. The sponsoring bank has opted to consider the position at the maximum early redemption date, while Associés en Finance takes the view that holders’ decision will be made at the day after the closing date of the reopened offer, when they have to give up once and for all on the possibility of tendering their OCEANE bonds to Nokia’s offer.

Irrespective of the method used, the main point of divergence between the sponsoring bank’s and Associés en Finance’s approach is the period over which the Offer price is assessed. The sponsoring bank has decided to halt its analysis at 9 April 2015, without considering trends in prices beyond that date. Associés en Finance also presents its analysis of the Offer at the latest possible date so that it can get as close as possible to the conditions offered to OCEANE bondholders when the Offer opens. The Offer is for a financial instrument with trends vis-à-vis the underlying share that are not linear, and the financial markets have been in a highly turbulent state since spring 2015.

G.	Conclusion of the analysis of the offer for the OCEANE bonds (at 23 October 2015)

The fairness of the offer made to Alcatel-Lucent OCEANE bondholders should be assessed in view of the various options they are given and the corresponding financial terms and conditions.

Shareholders and OCEANE bondholders are afforded equal treatment: Nokia’s offer to holders is to exchange their OCEANE bonds for a number of Nokia shares equal to the product of the revised share allotment ratio and the exchange ratio offered for Alcatel-Lucent shares. The public exchange offer takes into account the allotment ratio provided for in the issue prospectus for the various OCEANE bonds, which aims to compensate their holders for a portion of the premium paid at issue, in proportion to their residual term to maturity.

Accordingly, the offer places bondholders in a situation similar to that they could have achieved by exercising their share allotment right during the public offer and by tendering the shares they duly obtain to the offer, but without having to give up their OCEANE bonds, should the offer fail.

Since it is optional in nature, the bondholders also have the option of not tendering their OCEANE bonds to the offer. Should the offer be successful, bondholders are assured of being able to obtain at least par plus accrued interest by invoking the change in control clause. At certain Alcatel-Lucent share price levels, the exchange ratio offered to OCEANE bondholders during the public exchange offer may be less than this amount.

On 23 October 2015, and since the announcement of public exchange offer, Alcatel-Lucent’s share price has traded in a range between €2.76 and €3.90, averaging €3.32. Nokia’s share price has traded between €5.10 and €7.51, averaging €6.20 (very close to Nokia’s share price at 23 October 2015), which implies an exchange value for Alcatel-Lucent shares (based on the proposed exchange ratio of 0.5500) of between €2.80 and €4.13, averaging €3.41.

For the 2018 OCEANE bonds, the exchange ratio at the revised allotment ratio has thus always remained significantly above their early redemption value and intrinsic value. It is thus in the interest of 2018 OCEANE bondholders to tender their OCEANE bonds to the offer. Following announcement of the offer, the price of the 2018 OCEANE bonds instantly adjusted to reflect the exchange ratio under the offer.

The offer made by Nokia to the 2019 and 2020 OCEANE bondholders provided premiums to the intrinsic values and OCEANE bond prices at the time of the announcement (Table 33). Since the announcement, there has been a hefty fall in the equity markets, with the Euro Stoxx Technologies sinking 3.8%. At certain Nokia share price levels, the exchange ratio offered to OCEANE bondholders during the public exchange offer could work out at less than the theoretical intrinsic value.

It is worth adding that the average prices and intrinsic values of the OCEANE bonds reflect current liquidity conditions, while bondholders opting to keep hold of their OCEANE bonds would run the risk of a significant decline in the liquidity of the underlying and, should the offer fail, a potential fall in Alcatel-Lucent’s share price.

Furthermore, bondholders opting to keep hold of their 2019 and 2020 OCEANE bonds will have to be particularly careful about scenarios potentially resulting in a squeeze-out procedure or early redemption of their OCEANE bonds or even a squeeze-out procedure for the underlying share (see Appendix 5). Should the offer be successful, they will nonetheless be in a position to obtain the early redemption value by exercising at the appropriate juncture this right to redemption in the event of a change in control.

The offer made by Nokia to bondholders is optional in nature and enables:

•

Bondholders opting to tender their OCEANE bonds to the offer to receive the same financial terms and conditions as if they had exercised their right to the allotment of shares, then tender these to the offer. This ensures equal treatment of shareholders and OCEANE bondholders;

•

Bondholders opting not to tender their OCEANE bonds to the offer to benefit at the very least from a redemption value for their OCEANE bonds equal to nominal value plus any accrued interest, from the moment that the change in control is effective.

At 9 April 2015, the proposed exchange ratio provided a significant premium to the prices of the OCEANE bonds, and to their intrinsic values, prior to the announcement of the offer.

By comparison with prices at 23 October 2015, the exchange ratio proposed during the offer provides a significant premium to the listed price of the 2018 OCEANE bonds and to their intrinsic values. For the 2019 and 2020 OCEANE bond issues, the exchange ratio proposed under the offer represents a very small discount to the 1-month or 3-month average at 23 October 2015 and to their intrinsic values. The exchange ratio proposed during the offer is equivalent to the spot listed price of the OCEANE bonds and to their intrinsic values at 23 October 2015.

VI.	Associés en Finance’s conclusion

This fairness opinion of Associés en Finance has been determined in the context of the planned public exchange offer that Nokia intends to launch on all securities issued or to be issued by Alcatel-Lucent (ordinary shares and OCEANE). The proposed exchange ratios are 0.5500 Nokia share for 1 Alcatel-Lucent share, 0.6930 Nokia share for 1 Alcatel-Lucent OCEANE 2018, 0.7040 Nokia share for 1 Alcatel-Lucent OCEANE 2019, 0.7040 Nokia share for 1 Alcatel-Lucent OCEANE 2020.

The Nokia offer is a voluntary offer and the combination with Alcatel-Lucent would create a worldwide leader in telecommunication networks with a diversified geographic coverage and a large scope of activities.

The Offer is optional for both Alcatel-Lucent shareholders and Alcatel-Lucent OCEANE owners in the sense that they can choose to tender their securities to the offer or not.

Our work, through a multi-criteria analysis, has led to the following results:

•

The exchange ratio of 0.5500 Nokia share for 1 Alcatel-Lucent share shows a premium of +6% to the implied ratio based on share prices on the 9th of April 2015 and a premium between +9% and +14%, to the VWAP 1, 2 and 3 months of both shares. Given numerous rumors about consolidation scenarios in the sector and notably around Alcatel-Lucent and Nokia, it is likely that the Alcatel-Lucent share price was already incorporating a speculative premium. As a matter of fact, the exchange ratio on VWAP 6 and 9 months before the 9th of April shows a premium of +27% and +29% respectively.

•	Looking at a diversified sample of Telecom Equipment manufacturers, the comparable companies valuation analysis, based on 23rd of October market forecast consensus, leads to an average implied parity of 0.50. At 0.5500 Nokia share for 1 Alcatel-Lucent share, the proposed exchange ratio provides a premium of +10% to the valuation of the two companies using the comparable valuation approach.

•

The intrinsic valuation of the two groups based on the Discounted Cash Flow methodology (DFC to firm or DCF to equity) using, for the short term market consensus forecast and for the longer term Trival modeling, leads to an implied parity between 0.48 and 0.52 based on market conditions prevailing on the 23rd of October 2015 and without taking into account any impact of the combination. Hence, the exchange ratio of 0.5500 Nokia share for 1 Alcatel-Lucent share provides a premium of +6% to +14% to these implied parities.

Based on the above, at 0.5500 Nokia share for 1 Alcatel-Lucent share, the exchange ratio is fair for Alcatel-Lucent shareholders.

The Exchange Offer, for both Alcatel-Lucent shares and Alcatel-Lucent OCEANEs, entails a change, during the offer period, in the conversion ratios of the various OCEANEs. The offer for the OCEANEs takes into account this conversion adjustment. Thus, the number of Nokia shares to be created will depend on the success ratio of the offer, in particular for the different OCEANEs. However, regardless of the result of the offer for the OCEANEs and the number of Nokia shares that will consequently be issued, the share exchange ratio of 0.5500 is higher than the implicit parities coming from the DCF calculation performed by Associés en Finance at 23rd of October market conditions. Hence confirming that the offer for the shares is fair.

Beyond the premium that they will get compared to the intrinsic valuation, Alcatel-Lucent shareholders, who will tender their shares, will become invested in one of the most liquid shares of the Euro zone and it is expected that the liquidity of the share will further increase should the offer be successful. In addition those shareholders will be in a position to benefit from potential incremental value creation if the planned synergies materialize.

The offer is optional for the OCEANE holders and allows them, should they tender their OCEANE, to benefit from the same financial conditions that they would get if they decide first to convert their OCEANE into shares and then tender these shares to the offer. Therefore there is no breach of parity between shareholders and OCEANE holders.

On the announcement date of the contemplated combination, the proposed offer to the OCEANE holders displays a premium to the intrinsic value and to the listed price of each OCEANE. On the 23rd of October, the exchange ratio shows a substantial premium to the listed and to the intrinsic value of the 2018 OCEANE and a very small discount (below 5% on average) to the listed and intrinsic value of the OCEANE 2019 and 2020 based on a 1-month or 3-month average. The exchange ratio proposed during the offer is equivalent to the spot listed price of the OCEANE bonds and to their intrinsic values at 23 October 2015. It is important to mention that the listed price and the intrinsic value of the OCEANE reflect current market conditions and current liquidity levels. OCEANE holders that would choose to keep their OCEANE would, should the offer be successful, take the risk of a substantial drop of the underlying shares’ liquidity and of the OCEANEs’ liquidity. On the other hand, should the offer fail, they would take the risk of a potential drop of the Alcatel-Lucent shares. Hence, the exchange ratio of 0.6930 Nokia shares for 1 Alcatel-Lucent OCEANE 2018, 0.7040 Nokia shares for 1 Alcatel-Lucent OCEANE 2019 and 0.7040 Nokia share for 1 Alcatel-Lucent OCEANE 2020 is fair.

Associés en Finance‘s valuation work and the above explanations lead us to conclude that the terms of the optional exchange offer by Nokia on Alcatel-Lucent shares and OCEANEs are fair.

Associés en Finance

Appendix 1: Presentation of the appraiser

Associés en Finance and Détroyat Associés announced their merger in December 201468.

Created in 1979, Associés en Finance is a financial analysis and valuation specialist. Its co-founder, Bertrand Jacquillat, helped develop various valuation and financial techniques that are now used by the whole financial community.

Created in 1968 by Jean-Michel Détroyat, Détroyat Associés was one of the very first independent French financial consultancy and research firms.

The combination of these two companies has enabled the creation of the only independent corporate finance and valuation expert with a strong financial culture, whose legitimacy is based on its in-depth knowledge of the financial markets, its financial modelling skills and its highly rigorous approach. The new entity has a workforce of around 25, making it a leading player in the Paris market in terms of both numbers and quality.

One of Associés en Finance’s specific features is its proprietary valuation model Trival®. Trival monitors over 500 listed companies sorted by sector, which allows for a consistent and rigorous approach to their valuation. The model calculates, on a daily basis, market risk and illiquidity premiums, and the cost of financing resources for the whole market and for individual companies in particular. These market premiums are used as a benchmark by a large number of external appraisers and valuers. The model is also a powerful analytical tool for the valuation of unlisted companies and assets.

Associés en Finance tracks a number of companies in the telecom and electronic sector within its valuation model, enabling it to develop in-depth knowledge of the sector that is unique among independent appraisal firms.

[68]

Associés en Finance and Détroyat Associés merged in late 2014. The trading name of the new entity is “Associés en Finance, Jacquillat et Détroyat Associés”. For readability purposes, this report hereinafter refers to the company as “Associés en Finance” or “AEF”.

Before and after their merger, Associés en Finance and Détroyat Associés have performed a number of independent valuation assignments and provided over 200 fairness opinions. Associés en Finance and Détroyat Associés have recently acted as independent appraisers in relation to the following transactions involving shares traded on regulated markets:

Date	Target	Initiator	Sponsoring bank(s)	Type of offer
July 2015	Serma	Financière Ampère Galilée	Invest Securities	Simplified public tender offer
June 2015	Société d’Edition de Canal+	Vivendi	CM-CIC Sec. / Credit Agricole CIB	Public tender offer
November 2014	Nexeya	Nexeya Invest	Natixis	Public buyout offer and squeeze-out
October 2014	Cameleon Software	Pros Holdings	Bryan Garnier & Co	Simplified public tender offer
September 2014	Club Méditerranée	Global Resort	Lazard Frères / Unicredit Bank AG	Public tender offer
September 2014	Orosdi	CEREP Investment France	Oddo Corporate Finance	Public buyout offer
September 2014	Alphamos	DMS	Rochefort & Associés	Capital increase
July 2014	Carrefour Property Developpement	CRPF 13	Natixis	Public buyout offer
December 2013	Meetic	Match.com	BNP Paribas	Simplified public tender offer
November 2013	LaCie	Seagate	BNP Paribas	Simplified public tender offer

Associés en Finance has not joined either of the two professional associations authorised by the AMF under article 263-1 of its General Regulation. Associés en Finance’s expertise and experience in terms of financial analysis and valuations, along with its internal procedures, ensure the demanding, independent prior quality control that is required in this type of assignment.

Staff involved in the assignment

The people working on this assignment are as follows:

•

Bertrand Jacquillat, co-founder of Associés en Finance and Honorary Chairman, simultaneously pursued a university career and a hands-on career in finance, helping to disseminate advances in financial theory in France. He has held a number of university posts (professor at the Universities of Berkeley and Stanford, visiting fellow at the Hoover Institution, professor at HEC in Paris and the Universities of Lille and Paris-Dauphine between 1969 and 1999). He was a professor at Sciences Po Paris between 1999 and 2014 and is now Emeritus Professor. He is the vice-chairman of the Cercle des Economistes, and the author and/or co-author of over fifty scientific articles and a number of books. He is also a board member of Klépierre and Presses Universitaires de France.

•

Philippe Leroy, Chairman, has been responsible for the operational supervision or quality control of all assignments conducted by Détroyat Associés since 2007. A graduate of the exclusive ESSEC business school in Paris, he began his career at Bossard Consultants before joining the banking industry, first with BGP-SIB, then with Chase Manhattan Bank where he was General Manager in France, and HSBC Markets, also as Managing Director, where he created the Primary Dealers Department. He was also

Director of Corporate Finance and member of the executive committee of Vivarte. Moreover, he has held a number of positions as corporate officers and is a court expert for the Paris Court of Appeal.

•

Arnaud Jacquillat, CEO, is in charge of the operational supervision of Associés en Finance and its business development. After starting his career at Nomura, he joined Banque NSM and then ABN AMRO in Amsterdam as vice-president in charge of strategy for the investment banking division. He then spent 15 years as an investment banker with ABN AMRO and Royal Bank of Scotland.

•

Catherine Meyer, Partner, is an analyst and head of valuation, appraisal and advisory assignments, as well have having cross-discipline responsibility for training and quality control over the company’s work. A graduate of HEC business school in Paris, she is also a member of SFAF, the French association of financial analysts.

•

Pierre Charmion, financial analyst, joined Associés en Finance in 2011. He has a Master’s Degree (Master 222) in Financial Markets and Asset Management from the University of Paris-Dauphine, and began his career in the Convertibles and Fixed Income department of Oddo Asset Management. He specialises in the valuation of derivatives.

•

Julien Bianciotto, financial engineer and analyst, joined Associés en Finance in 2006. He is a graduate of the prestigious École Polytechnique and ENSAE (French school of statistics and economic administration), and his responsibilities include the coverage of technology companies.

•

Laurent Sitri, financial analyst and valuer, joined Associés en Finance in 2004. He has a Master’s Degree (Master 104) in Finance from the University of Paris Dauphine and an MBA from Strathclyde Graduate Business School, Glasgow (Scotland). He has worked in the financial markets for around 15 years and leads valuation assignments in a range of sectors.

•

Viet Do-Quy, financial analyst and valuer, has a Specialised Masters in Finance from ESCP Europe and a Master’s degree in Economics from Paris-XII University. He has worked in mergers and acquisitions at Rothschild & Cie, Société Générale and then Benoit & Associés. He has experience in advisory and valuation assignments covering a wide variety of sectors.

Remuneration

The fee for this assignment is fixed, not dependent on the result of the offer, and amounts between €500,000 and €650,000 excluding VAT, depending on the time spent on the assignment.

Appendix 2: Performance of the assignment

Associés en Finance has had meetings with the following people:

•	Philippe Camus, Chairman of the Board of Directors, Alcatel-Lucent, Chairman and CEO at 1 September 2015;

•	Michel Combes, CEO of Alcatel-Lucent at the time the offer was announced;

•	Jean Raby, Chief Financial and Legal Officer, Alcatel-Lucent;

•	Rémi Thomas, Global Head of Mergers & Acquisitions and Corporate Development, Alcatel-Lucent;

•	Fred Ludtke, Vice President Mergers & Acquisitions, Alcatel-Lucent;

•	Jean-Pierre Lartigue, Head of Corporate Strategy, Alcatel-Lucent;

•	Olivier Durand, Deputy CFO, Alcatel-Lucent;

•	Xavier Langlois d’Estaintot, Group Treasurer, Alcatel-Lucent;

•	Christine Henry, Senior Manager Mergers & Acquisitions, Alcatel-Lucent;

•	Nathalie Trolez-Mazurier, Head of Securities Law and Company Law, Alcatel-Lucent;

•	Stéphane Zeghbib, Executive Director, Zaoui & Co, advisor to Alcatel-Lucent;

•	Jonathan Arzel, Associate, Zaoui & Co, advisor to Alcatel-Lucent;

•	Xavier Bindel, Managing Director Head of Mergers & Acquisitions, JP Morgan, advisor to Nokia;

•	Patrik Czornik, Vice President, JP Morgan, advisor to Nokia;

•	Jean-Baptiste Duchamp, JP Morgan, advisor to Nokia;

•	Gauthier Blanluet, Partner, Sullivan & Cromwell;

•	Alexandre Merle, Associate, Sullivan & Cromwell;

•	Marie-Anne Pic, Associate, Sullivan & Cromwell;

•	Seela Apaya-Gadabaya, Practice Area Associate, Sullivan & Cromwell;

•	Julien Benhamou, Vice President, Société Générale Corporate & Investment Banking, sponsoring bank;

•	Alexandre Courbon, Managing Director, Société Générale Corporate & Investment Banking, sponsoring bank;

•	Kevin Debrabant, M&A analyst, Telecom & Media, Société Générale Corporate & Investment Banking, sponsoring bank.

The work schedule included the following:

•	Analysing Alcatel-Lucent and Nokia’s registration documents and annual reports since 2006;

•	Analysing Alcatel-Lucent and Nokia’s quarterly and half-yearly results publications;

•	Analysing the OCEANE 2018, 2019 and 2020 issue prospectuses;

•	Analysing the prospectus relating to Alcatel-Lucent’s capital increase in 2013;

•	Reading the minutes of Alcatel-Lucent board meetings since 2013;

•	Analysing Alcatel-Lucent’s 2015 budget and discussing the matter with Olivier Durand;

•	Examining initial offer presentation documents prepared by JP Morgan (advisor to Nokia) and Zaoui (advisor to Alcatel-Lucent) sent to Alcatel-Lucent’s Board of Directors;

•	Reading the Memorandum of Understanding;

•	Analysing broker notes;

•	Reading industry analyses by Dell’Oro, Analysys Mason, TBR etc.;

•	Using external financial databases (Bloomberg, Capital IQ);

•	Using the Associés en Finance Trival database;

•	Examining work done by Société Générale CIB, the offer’s sponsoring bank, and critically reviewing information prepared by the sponsoring bank for the purpose of assessing the offer price;

•	Analysing Nokia’s draft information memorandum;

•	Carrying out a financial analysis of Alcatel-Lucent and Nokia covering their financial statements and strategy;

•	Analysing the technological and competitive environment;

•	Examining securities transactions;

•	Examining dilutive instruments;

•	Valuing the companies using a multi-criteria approach;

•	Holding discussions with the various people listed above;

•	Analysing recent transactions involving sector companies;

•	Reviewing/assessing adjustments involved in the transition from enterprise value to equity value;

•	Preparing the appraisal report to be included in the response memorandum.

Assignment timetable

Associés en Finance was appointed by Alcatel-Lucent on 4 June 2015. Associés en Finance’s assignment took place between 15 June 2015 and 27 October 2015. During that period, Associés en Finance had regular contact in person and by telephone with the various people listed above.

Appendix 3: Detailed information on comparable companies

“Telecom infrastructure” sample

Company	Country	Business description	Market capitalisation	2014R financials	2014R revenue by business	2014R revenue by region

		Telecoms hardware manufacturer specialising in enterprise networks	€123,740m	Revenue €42,698m EBIT margin 22.3%

		Generalist telecoms hardware manufacturer	€29,272m	Revenue €23,906m EBIT margin 9.3%

		Generalist telecoms hardware manufacturer focused on the Chinese market	€10,739m	Revenue €11,741m EBIT margin 5.2%

		Telecoms hardware manufacturer specialising in enterprise networks	€9,356m	Revenue €4,117m EBIT margin 13.8%

		Telecoms hardware manufacturer specialising in fibre-optic networks	€2,638m	Revenue €2,062m EBIT margin 3.4%

		Telecoms hardware manufacturer specialising in fixed networks	€709m	Revenue €561m EBIT margin 7.5%

Sources: companies, Capital IQ, AEF analysis / 1-month average market cap at 27 August 2015; financial data for the calendar year ended 31 December

“Patent licensing” sample

Company	Country	Buiness description	Market capitalisation	2014R financials	2014R revenue by business	2014R revenue by region

		Mobile technologies, particularly CDMA-based processors and software systems	€84,546m	Revenue €23,248m EBIT margin 31.0%

		Audio technologies for devices including TVs, PCs, DVD players, Blu-Ray players, smartphones, tablets and video games consoles	€3,047m	Revenue €857m EBIT margin 27.2%

		OLED (Organic Light Emission Display) technologies used in devices including TVs, smartphones and tablets	€1,690m	Revenue €170m EBIT margin 30.7%

		Wireless communication technologies used in products based on 2G, 3G, 4G and IEEE 802 (LAN or local area network) standards	€1,626m	Revenue €370 million EBIT margin 40.6%

		Mobile IT, memory, data storage and 3D integrated circuit technologies	€1,622m	Revenue €248m EBIT margin 64.7%

		Memory technologies and security systems for smartphones and tablets	€1,355m	Revenue €264m EBIT margin 23.8%

Sources: companies, Capital IQ, AEFDA analysis / 1-month average market cap; financial data at 31 December

Appendix 4: Details of past transactions in the sector

These calculations take into account recent transactions (since 2010) that have a strong strategic element, involving companies taking positions in and entering new markets, and diversifying and integrating their product portfolios. The sample of comparable transactions identified is provided in Table 40. The multiples involved in these transactions show a very wide range, prompting us to use median rather than mean figures in our calculations.

Table 40

Transaction multiples in the sample adopted

Date of announcement	Target				Financial data (€ m) Multiples (historical)					Margin
	Name	Country	Business	Buyer	% acquired	EV	Revenue	EBITDA	EBIT	EBITDA	EBIT
04-May.-15	Cyan	USA	NFV/SDN solutions and packet optical transport controllers	Ciena	100.0%	379	3.5x	nm	nm	(25.2%)	(28.5%)
08-Apr.-15	Transmode	Sweden	DWDM- and Ethernet-based metropolitan optical networks	Infinera	95.8%	336	3.3x	21.7x	33.5x	15.0%	9.7%
02-Mar.-15	Aruba Networks	USA	WLAN enterprise solutions	HP	100.0%	2,386	3.3x	13.7x	16.1x	24.3%	20.6%
28-Jan.-15	Broadband Network division of TE	USA	Telecoms, enterprise and WiFi solutions	CommScope	100.0%	2,646	1.6x	10.0x	11.4x	15.5%	13.7%
15-Dec.-14	Riverbed Technology	USA	Application performance infrastructure solutions	Thoma Bravo / Ontario Teachers	100.0%	3,223	3.2x	13.9x	25.2x	23.2%	12.7%
15-Apr.-14	Enterprise division of Motorola Solutions	USA	Mobile IT, communication technology and data capture solutions	Zebra Technologies	100.0%	2,713	1.3x	8.3x	9.3x	16.2%	14.4%
24-Feb.-14	TriQuint Semiconductor	USA	Manufacturing of radio-frequency (RF) semiconductors	RF Micro Devices	100.0%	1,256	1.7x	15.8x	nm	10.7%	(1.2%)
20-Dec.-13	LGS Innovations	USA	Secure networks and solutions for US national security	Madison Dearborn Partners	100.0%	145	na	na	na	na	na
21-Oct.-13	Tellabs	USA	Optical transport hardware	Marlin Equity Partners	100.0%	251	0.4x	34.7x	nm	1.1%	(3.6%)
01-Jul.-13	Nokia Siemens Networks (NSN)	Finland	Nokia/Siemens joint venture in fixed and mobile network hardware	Nokia	50.0%	3,015	0.2x	2.9x	6.7x	8.1%	3.5%
23-Jan.-13	Intucell	Israel	SON (Self-Optimizing Network) technologies	Cisco	100.0%	361	na	na	na	na	na
03-Dec.-12	Optical Networks division of NSN	Germany	Optical transport hardware	Marlin Equity Partners	100.0%	na	na	na	na	na	na
21-Feb.-12	BelAir Networks	Canada	WiFi network solutions	Ericsson	100.0%	188	na	na	na	na	na
12-Dec.-11	Broadband Access division of NSN	Finland	Fixed broadband network hardware	Adtran	100.0%	18	0.1x	na	na	na	na
04-Nov.-11	Microwave Transport division of NSN	Finland	Microwave transport	DragonWave	100.0%	13	na	na	na	na	na
01-Aug.-11	PAETEC	USA	Voice, data and internet enterprise communication solutions.	Windstream	100.0%	1,763	1.3x	7.5x	28.5x	17.1%	4.5%
14-Jun.-11	Telcordia	USA	OSS/BSS software solutions	Ericsson	100.0%	908	1.6x	6.3x	7.1x	24.9%	21.8%
16-Nov.-10	Trapeze Networks	USA	WLAN infrastructure for enterprise	Juniper	100.0%	115	2.7x	na	na	na	na
27-Oct.-10	CommScope	USA	Network infrastructure solutions	Carlyle	100.0%	3,521	1.5x	7.7x	11.3x	19.4%	13.3%
16-Sep.-10	Occam Networks	USA	Broadband network hardware and software for copper and fibre networks	Calix	100.0%	124	1.7x	22.2x	36.9x	7.8%	4.7%
19-Jul.-10	Wireless assets of Motorola Solutions	USA	Wireless network hardware (CDMA, WCDMA, WiMAX, LTE)	Nokia Siemens Networks (NSN)	100.0%	657	1.0x	na	na	na	na
13-Jul.-10	ADC Telecommunications	USA	Telecoms systems for telcos and cable operators	TE Connectivity (formerly Tyco	100.0%	923	1.2x	9.3x	17.5x	13.2%	7.1%
Mean since 2010							1.7x	13.4x	18.5x	12.2%	6.6%
Median since 2010							1.6x	10.0x	16.1x	15.3%	8.4%
Source: Capital IQ

Transaction details

On 4 May 2015, Ciena announced the acquisition of Cyan, which specialises in optical transmission and NFV/SDN (Networks Functions Virtualization / Software-Defined Control). The transaction was completed on 3 August 2015 for a total of $488 million ($33.6 million in cash and 10.6 million Ciena shares, plus the purchase of Cyan convertible bonds for $50 million and the purchase of Cyan stock options). Cyan sells packet-optical transport controllers. However, Ciena was mainly interested in Cyan’s Blue Planet division containing its nascent NFV/SDN business, enabling operators to virtualise their key network functions such as management of VoIP calls, mobile networks and content delivery networks. NFV/SDN technologies can transform a network infrastructure, based on a proprietary hardware platform and customised for each operator, into a virtualised network architecture that exists in the cloud, managed by software, and standardised and shared between several operators. These technologies allow resources to be shared between operators, reducing their operating costs and investment and also their hardware and power consumption costs, thereby helping them deal with growth in data traffic and the explosion in bandwidth-consuming technologies.

On 8 April 2015, Infinera announced an agreed takeover of Transmode, which specialises in metro packet-optical networking based on DWDM (Dense Wavelength Division Multiplexing) and Ethernet technologies. The initial cash-and-shares offer valued Transmode at SEK2,966 million (€317 million) or SEK109 per share, representing a 12.1% premium to the market price, and was followed by a second, alternative, all-cash offer. When it closed on 7 August 2015, 95.8% of Transmode shares had been tendered to the offer. The average transaction price valued Transmode’s equity at SEK3,377 million (€352 million). Transmode specialises in metropolitan optical networks, which are larger than local area networks (LANs), covering areas ranging from a few blocks of houses to an entire city. The acquisition will enable Infinera to combine its expertise in long-distance optical networks in North America with those of Transmode in metropolitan optical networks in Europe. The deal strengthened Infinera’s position in the WDM optical networks market, in view of the expected transition to 100Gb/s networks.

On 2 March 2015, Aruba Networks, a provider of hardware and services for wireless local area networks (WLANs), was acquired by Hewlett-Packard for $3.0 billion in cash. The deal valued Aruba Networks at $24.67 per share, a 34.0% premium to the share price on the day before the announcement, and was HP’s largest transaction since 2011. The transaction supported the group’s general aim of strengthening its presence in the WLAN market, which is expected to grow by 40% (around $13 billion) by 2019, as the Wi-Fi IEEE 802.11ac protocol adopted in January 2014 harmonises performance standards. After the deal, HP had a market share of 8.6% versus 2.6% previously, bringing it closer to undisputed market leader Cisco with 28.7%. The acquisition of Aruba Networks, the main supplier to the University of California but also Chinese conglomerate Dalian Wanda, will strengthen HP’s presence in China. The deal was completed on 19 May 2015, and the integration of Aruba Networks within HP Networking, a division of HP Enterprise, coincides with the splitting of the HP group into Hewlett-Packard Enterprise (business services and professional hardware) and Hewlett-Packard Inc. (PCs and printers). After this restructuring, Meg Whitman expected future acquisitions to focus on data storage and new-generation IT centre hardware.

On 28 January 2015, CommScope, a provider of network infrastructure solutions, announced the acquisition of the BNS (Broadband Network Solutions) division of TE Connectivity for $3.0 billion in cash. The deal covered TE Connectivity’s telecom networks, enterprise networks and wireless networks businesses. Most of the assets sold corresponded to the ADC Telecommunications assets that TE Connectivity had acquired five years earlier. The combination was highly strategic for CommScope, enabling it to diversify both its product range and its geographical positions. The deal made CommScope a leading player in network infrastructure solutions, including RF (radio frequency) systems, coaxial Ethernet cables and fibre-optics. Through this transaction, CommScope also acquired a portfolio of 7,000 patents and gained exposure to the small-cell DAS (Distributed Antenna Systems)

solutions market, which addresses network black spots within a large building by installing a network of small antennae acting as repeaters throughout the building. The deal strengthened CommScope’s presence in Europe, the Middle East, Africa and Asia-Pacific.

On 15 December 2014, private equity fund Thoma Bravo and Canadian pension fund Ontario Teachers Pension Plan announced the acquisition of Riverbed Technology, a leading player in the optimisation of wide area networks (WANs) and application performance. Difficulties integrating Opnet Technologies, a producer of network traffic management software acquired for $921 million in 2012, the general decline in the WAN market, and pressure from activist investor Elliott Management which owned 10.5% of the group’s shares, prompted Riverbed Technology to undertake a strategic review and cost-cutting programme of around $20-25 million announced in October 2014. This process led to the acquisition of Riverbed Technology for $3.5 billion in cash ($21 per share) and its delisting.

On 15 April 2014, Zebra Technologies, which specialises in flow and inventory management solutions using barcodes and RFID (Radio Frequency Identification) technology, acquired the Enterprise division of Motorola Solutions, including mobile IT solutions and data capture technology, for $3.45 billion in cash. The transaction excluded the iDEN product portfolio. The acquisition aimed to strengthen Zebra Technologies’ position in the AIDC (Automatic Identification and Data Capture) sector and to help the group develop in the “internet of things” market.

On 24 February 2014, RF Micro Devices, a producer of radio frequency (RF) semiconductors, announced a merger with rival TriQuint Semiconductor for $1.59 billion. The combination of these two US hardware manufacturers took place in September 2014 via a public exchange offer, after which each company owned 50.0% of the new group named Qorvo Inc. The merger created a major player in mobile radio frequency solutions, network infrastructure and defence.

On 20 December 2013, Alcatel-Lucent sold shares in its LGS Innovations subsidiary to a group of investors led by private equity fund Madison Dearborn Partners. The terms of the agreement included a total cash payment of $200 million, with 50.0% paid when the deal closed and 50.0% as earn-out payments depending on LGS’ operating results in fiscal 2014. LGS Innovations has been a supplier to the US federal government for 60 years. The company sells secure networks, satellite and voice over IP (VoIP) communication solutions, optical routers and solutions for US national security, defence and research.

On 21 October 2013, Marlin Equity Partners announced the acquisition of Tellabs for a total amount of $891 million in cash at a price of $2.45 per share, representing a 4.3% premium to the previous closing market price. Taking into account net cash of $551 million, the enterprise value of the deal was $340 million. Tellabs supplies optical transmission hardware to telecom operators, cable operators, companies and governments in over 90 countries worldwide. The acquisition formed part of a build-up strategy, combining the activities of Tellabs with those of Coriant (resulting from the acquisition of NSN’s optical transmission assets), and Sycamore’s assets in the same segment, which were acquired on 31 January 2013 for $18.8 million. Tellabs had started a strategic restructuring process in order to refocus on the fibre-optic and mobile networks segment. The group had been making losses for three years because it was losing market share to sector heavyweights Huawei, Cisco and Alcatel-Lucent, and because of a contraction in its client base due to a wave of consolidation among telecom operators.

On 1 July 2013, Nokia acquired from Siemens the 50.0% it did not already own in the NSN (Nokia Siemens Networks) joint venture, specialising in fixed and mobile network hardware, for $1.7 billion. The terms of the deal included a cash payment of $1.2 billion and a 1-year vendor loan of $500 million granted by Siemens. NSN became profitable in 2012 following drastic cost-cutting and a series of disposals of unprofitable businesses such as its fixed broadband telecom business to US telecom hardware manufacturer Adtran, and its fibre-optic unit to private equity fund Marlin Equity Partners. After the deal, NSN became a wholly owned subsidiary of Nokia and was renamed Nokia Solutions and Networks and then Nokia Networks. It is now one of Nokia’s most profitable divisions and became Nokia’s core business after it sold its mobile handset business in 2014.

On 23 January 2013, Cisco announced the acquisition of Intucell, an Israeli start-up based in Ra’anana and a provider of self-optimizing network (SON) technologies, for $475 million in cash. The SON platform enables mobile telecom operators to configure and manage networks automatically, by adjusting them in line with demand in real time. The transaction also met Cisco’s strategic aim of strengthening its cloud computing and software-defined networks (SDN) business.

On 3 December 2012, NSN sold its Optical Networks division to private equity fund Marlin Equity Partners. The terms of the agreement were not made public. NSN’s Optical Networks division is a leading player in its market segment, developing optical transmission solutions and hardware. The deal involved the transfer of 1,900 employees to a new entity named Coriant, headquartered in Munich.

On 21 February 2012, Ericsson announced the acquisition of BelAirs Networks, a Canadian specialist in WiFi networks, for $250 million. The development of heterogeneous network (HetNet) technology forms part of the group’s strategy of improving the broadband experience by managing the coexistence of mobile and WiFi technologies.

On 12 December 2011, Adtran acquired NSN’s fixed broadband internet hardware (Broadband Access) business. The purchase price was not made public, but was estimated by analysts to be $20 million. The transaction comprised broadband technologies, intellectual property and a diverse client base across 20 countries in Europe, the Middle East, Africa, India, Russia and Asia. However, it did not include any production plants. The deal made Adtran the world number two in the MSAP (Multi-Service Access Platform) and broadband DSL (Digital Subscriber Line) markets. The transaction formed part of NSN’s strategic plan to refocus on mobile broadband. The low value of the transaction was due to the decline in the business, which was generating falling sales, a low gross margin of 30% and operating losses.

On 4 November 2011, NSN sold its microwave transmission division to Canada’s DragonWave, along with the related OSS (Operational Support Systems) business, for a total of €8.7 million, including a €12.7 million cash payment, 2,000,078 DragonWave shares worth €5.3 million and another €1.2 million payment for specific property, plant and equipment. The final acquisition price included a post-closing repayment of €10.6 million by NSN to DragonWave because of weak business performance during the 12 months following the closing. The deal also included an earn-out payment of up to €80 million depending on performance, which was not triggered. The acquisition enabled DragonWave to diversify geographically outside North America by taking solid positions in Europe, the Middle East, Africa and India. After the transaction, DragonWave became a strategic partner of NSN in packet-based microwave transmission through a framework agreement under which NSN is responsible for sales and DragonWave is in charge of the product range, R&D and operations.

On 1 August 2011, Windstream acquired PAETEC, which specialises in voice, data and internet enterprise communication solutions. The total transaction price was $2.3 billion and involved an exchange of shares (0.46 Windstream shares for each PAETEC share), valuing PAETEC at $5.62 per share, i.e. a 27.0% premium to the previous closing price. Windstream issued 73.4 million new shares worth $863 million, and took on PAETEC’s net debt ($1.4 billion). Synergies were estimated at $100 million and the value of tax loss carryforwards at $250 million. Windstream is the USA’s fifth-largest local telecom operator, with a presence in 29 states, mainly in rural regions. The PAETEC acquisition formed part of a series of deals (Nuvox, Iowa Telecommunications, Q-Comm) reflecting Windstream’s strategy of diversifying into enterprise services, driven by the fact that increasing numbers of consumers were disconnecting their fixed-line home phones. With the acquisition of PAETEC, enterprise broadband services accounted for 66.0% of the group’s revenue.

On 14 June 2011, Ericsson announced the acquisition of Telcordia from Providence Equity Partners and Warburg Pincus for $1.15 billion in cash (no debt). This was Ericsson’s largest deal since its acquisition of Nortel’s mobile network hardware business for $1.13 billion in 2009. Telcordia, the former R&D division of US telco AT&T, which spun it off in 1982, specialises in OSS/BSS (Operational Support Systems / Business Support Systems) software solutions that help manage telcos’ supervision centres, in order to optimise their data traffic and address network saturation. The explosion in mobile internet use is creating opportunities, but at the same time requires heavy investment, which is a concern for telcos. As a result, they are increasingly keen on these BSS/OSS software solutions, which enable them to optimise their existing networks and limit new investment. The deal also allowed Ericsson to increase its presence in the North American market, where Telcordia had 70.0% of its revenue, generated in particular from telcos AT&T, Verizon and Qwest, and to expand in emerging markets, serving telcos such as Oi (Brazil) and Tata (India).

On 16 November 2010, Juniper acquired from Belden its Trapeze Networks division, specialising in WLAN (Wireless Local Area Network) infrastructure for companies, for $152.1 million in cash. In 2008, Belden had acquired Trapeze Networks, based in California, for $136.1 million in cash. The transaction had major strategic appeal for Juniper, enabling it to grow in the WLAN infrastructure market, a fast-growing segment because of convergence and the surge in mobile internet usage. WLAN technology is intended for companies whose mobile workers need wireless connectivity, such as medical and educational establishments, manufacturers and hotels. The WLAN market was worth an estimated $3.4 billion in 2014, versus $2.2 billion in 2010. In the second quarter of 2010, Cisco (51.9%), Aruba (11.2%), Motorola (7.9%), HP Procurve/3Com (6.1%) and Trapeze (2.9%) shared 80.0% of this market.

On 27 October 2010, CommScope was acquired by private equity firm Carlyle for $3.9 billion in cash, or $31.5 per share, representing a 36.0% premium to the closing price on 22 October 2010. CommScope was delisted on 14 January 2011. The company relisted in 2013 when Carlyle sold part of its stake.

On 16 September 2011, Calix, a broadband network access hardware producer operating in North America and Latin America, acquired its rival Occam Networks for $213.1 million, comprising $94.5 million in cash and $118.6 million in shares. The acquisition combined Occam’s expertise in IP and Ethernet with Calix’s skills fibre-optic access, and consolidated the two companies’ positions in copper access.

On 19 July 2010, NSN announced the acquisition of Motorola Solutions’ wireless network infrastructure assets, including the GSM, CDMA, WCDMA, WiMAX and LTE divisions. The purchase price was $1.2 billion on the day of the announcement, but was renegotiated to $975 million when the deal closed on 29 April 2011, after the exclusion of the GSM business. Motorola Solutions retained substantially all of its patents relating to wireless network infrastructure. Through that acquisition, NSN aimed to be the world’s second-largest supplier of WiFi infrastructure.

On 13 July 2010, Tyco Electronics (currently TE Connectivity), announced the acquisition of ADC Telecommunications, a provider of telecom systems for telcos and cable operators, for $1.25 billion in cash. This represented a price of $12.75 per ADC share, a 44.0% premium to the closing price on the day before the announcement. When the deal closed, the price was $1.26 billion. The transaction was intended to make Tyco Electronics one of the leading players in the FTTH (Fiber To The Home) market, to diversify its client portfolio and to extend its geographical position, since ADC had strong positions in the North American and Chinese markets, serving major clients like AT&T and Verizon.

Appendix 5: analysis of possible scenarios if OCEANEs are retained after the public exchange offer

This appendix focuses on the situation of OCEANE holders that have decided to retain their OCEANEs, in the event that Nokia obtains more than 50% of Alcatel-Lucent’s fully diluted share capital after the offer and that the change of control described in the OCEANE issue prospectus takes place. Alcatel-Lucent and Euronext Paris will have to make a statement regarding this situation, and holders will be able to request early redemption of their OCEANEs at par value plus any accrued interest.

Table 41 summarises the various scenarios possible after the offer results are published.

Table 41

Possible scenarios affecting the situation of OCEANE-holders who have decided to retain their OCEANEs

	Percentage of ALU shares owned by Nokia	Percentage of ALU’s fully- diluted share capital owned by Nokia	Percentage of OCEANEs in issue in each category
Condition:	> 95%	> 95%	< 15%
Scenario 1	YES	YES	YES
Scenario 2	YES	YES	NO
Scenario 3	YES	NO	YES
Scenario 4	YES	NO	NO
Scenario 5	NO	YES	YES
Scenario 6	NO	YES	NO
Scenario 7	NO	NO	YES
Scenario 8	NO	NO	NO

In the first two scenarios, Nokia is able and willing to carry out a squeeze-out on Alcatel-Lucent shares and OCEANEs, on terms that must be equal to or better than those proposed in the public exchange offer. In these scenarios, the public exchange offer was very successful, both for the shares and the OCEANEs.

In addition, Nokia can convert the OCEANEs it holds into shares, thereby reducing the number of OCEANEs in issue. For OCEANE categories in which the number of OCEANEs in issue falls below 15% of the number issued in that category (scenario 1), Alcatel-Lucent, now over 95%-owned by Nokia, is also able to redeem them early at par value plus any accrued interest.

Holders who decided to retain their OCEANEs in order to capture the time value of money will be unable to do so. However, they will obtain terms equal to or better than those proposed in the offer when Nokia carries out a squeeze-out. In that event, they can also receive cash instead of the Nokia shares proposed in the public exchange offer. In addition, they can still opt for early redemption at par value plus accrued interest in the event of a change of control.

In scenarios 3 and 4, Nokia is willing and able to carry out a squeeze-out on Alcatel-Lucent shares, but is unable to do so for the OCEANEs. In these scenarios, the public exchange offer was very successful for the shares, but had mixed or limited success for the OCEANEs.

The fulfilment of the third condition is therefore fundamental. For OCEANE categories in which the number of OCEANEs in issue falls below 15% of the number issued in that category (scenario 3), Alcatel-Lucent, now over 95%-owned by Nokia, is also able to redeem them early at par value. For the other OCEANE categories, or if Nokia decides not to do so, holders take the risk of becoming holders of financial instruments whose underlying asset consists of unlisted Alcatel-Lucent shares. However, if

Alcatel-Lucent shares are no longer listed on a regulated market, the OCEANE issue prospectuses allow holders, pursuant to a decision in each OCEANE-holder meeting voting in accordance with the quorum and majority requirements provided for by law, to request, for each OCEANE category, early redemption of all OCEANEs concerned at par value plus any accrued interest.

Holders who decided to retain their OCEANEs in order to capture the time value of money will be unable to do so, but they will still be able to opt for early redemption at par value plus any accrued interest in the event of a change of control.

In scenarios 5 and 6, Nokia is willing and able to carry out a squeeze-out on the OCEANEs, but is unable to do so for the shares. These are scenarios in which Nokia has obtained slightly less than 95% of the shares, but its very successful offer for the OCEANEs gave it over 95% of the capital on a fully diluted basis. However, Nokia can convert the OCEANEs it holds following the offer into shares. That decision will allow it to own more than 95% of existing Alcatel-Lucent shares and to carry out a squeeze-out on the shares as well.

Holders are then in a situation identical to that described in the first two scenarios.

In scenarios 7 and 8, Nokia is not able to carry out a squeeze-out on Alcatel-Lucent shares or the OCEANEs. However, for OCEANE categories in which the number of OCEANEs in issue falls below 15% of the number issued in that category (scenario 7), Alcatel-Lucent, now controlled by Nokia, is also able to redeem them early at par value plus any accrued interest. For OCEANEs in another category (scenario 8) or if Nokia decides not to do so, holders may retain their OCEANEs and capture the time value of money.

Appendix 6: Detailed presentation of Associés en Finance’s Trival® model

The Trival valuation model developed by Associés en Finance is used to measure changes in valuation parameters in financial markets (risk and illiquidity premiums, market premiums, interest rates, borrower spreads). Trival is an extended version of the previous Capital Market Line model, used from 1977 to 2001.

1. Trival: a cost of equity model

The valuation of a company in the financial market is based on two factors:

•	medium- to long-term free cash flow forecasts that depend on the levels of margins, growth, capital intensity of the activity concerned and the target financial position;

•	the rate of return required by the investor, itself depending on the level of anticipated risk in the economic entity valued and the liquidity of its stock on the market.

Trival is a capital asset pricing model. Institutional asset managers use it to help them make their portfolio allocations by major asset class (bonds, shares, high-risk or low-risk securities, liquid or illiquid securities, etc.) and in the selection of individual securities. It is also used by the various valuers involved in market transactions or business combinations. The special feature of Trival is that it explicitly takes liquidity into account alongside the two “classic” parameters of returns and anticipated risk. It is a benchmark tool in terms of anticipated returns in the equity market and market premiums.

The world of Trival

The model encompasses over 500 companies within the same sample: around 360 in the eurozone and around 150 companies outside the eurozone (mainly large North American and European non-eurozone companies) of very different sizes, with free floats of around €30 million for the smallest to over €550 billion for the largest (around €150 billion for the largest free float among eurozone companies).

Market parameters are calculated on the basis of the sub-sample of eurozone stocks and are updated on a daily basis.

Anticipated rate of return: discounted cash surpluses available for shareholders

The anticipated return is based on calculating the cash surpluses available for shareholders based on development plans worked out by the financial analysis team of Associés en Finance. This method, used by all valuers, allows both dividends and share buybacks to be integrated within the cash flow breakdown. These cash surpluses are determined by simulating balance sheets, taking into account investment requirements and a standardised financial position. The financial position is linked to volatility in the value of assets financed, on which the confidence of lenders depends. The cost of debt is made up of a pivot rate, to which is applied a spread reflecting the company’s rating and the company’s yield spread in the market.

The simulation model has three periods. The first involves a transition from the current debt structure to the target structure, taking into account the organic growth and acquisitions capacity of the business as demonstrated by the company under consideration. In the second period, the variables involved in the company’s returns converge towards the average in its business sector. In the third period, all sectors converge such that the economic rent disappears and the simulation is completed by basing the final value on the book value of residual equity.

The model takes into account more than twenty variables per company. Its aim is primarily to show the underlying gaps in business growth, profitability and the use of long-term capital between companies that are direct competitors, clients, etc.

Cash flows available for the investor are calculated after payment of corporation tax, interest expense and debt flows (redemptions or new borrowings). It therefore produces a predicted return on equity expressed in market value terms after corporate income tax but before tax borne by shareholders.

From economic asset to listed financial asset

Microeconomic simulations on a portfolio of industrial assets do not always correspond to the financial and legal reality of the listed financial asset. A first adjustment is made by taking non-controlling interests into account, investments that are not fully consolidated, and unrealised capital gains or losses on financial assets. A second adjustment is made by taking into account various securities (ordinary shares, preferred shares), excluding non-controlling interests in those securities, and adopting a standardised number of shares.

The anticipated rate of return is the discount rate that makes the sum of the present values of predicted cash flows and adjustments linked to the consolidated financial statements mentioned in the previous paragraph equal to the market capitalisation. It is therefore a predicted return on equity expressed in market value terms after corporate income tax but before tax borne by shareholders.

Anticipated risk

One of the specific features of the models developed by Associés en Finance is that they do not refer to a beta coefficient calculated ex-post on the basis of the stockmarket prices but, instead, to an anticipated risk. The drawback of ex-post beta figures is that they are largely unreliable correlation coefficients, i.e. unstable and with a low level of statistical significance.

Anticipated risk results from a combination of forecasting risk, financial risk and sector risk.

Forecasting risk corresponds to the degree of confidence with which the analyst can make predictions for the future. Forecasting risk is the external perception of all earnings variability factors, whether linked to internal company factors (products, strategy, quality of management, quality of information) or to its environment (competition in the sector, degree of regulation). It factors in a proprietary Associés en Finance qualitative rating, representing a synthesis of twelve criteria for assessing the strengths and weaknesses of the company concerned. It is directly linked to the anticipated variability of movements in the share price concerned compared with changes in the economic environment or earnings “surprises”. Forecasting risk is calculated on a scale of 1 to 9, with the median rating being 5.

Financial risk is similar to the ratings given by financial rating agencies. Financial risk, which is calculated on a scale of 1 to 5 (with 3 being the median rating), reflects the solidity of the financial position and the company’s ability to meet its financial commitments as part of its development scenario. It takes into account, on the basis of predicted cash flows worked out by Associés en Finance, the company’s financial position (debt relative to enterprise value), the size and volatility of assets, hedging of interest expenses through operations, and the number of years of cash flow that the debt represents.

Sector risk corresponds to the market beta of the sector index to which the company being analysed belongs.

Liquidity

In the model, this is assessed in terms of structural liquidity, i.e. the free float, as is now the case in the weighting of large market indices, and by cyclical liquidity. The coefficient allocated to the liquidity is standardised at 1.

Structural liquidity is expressed as the ratio of the inverse of the logarithm of a listed company’s free float and the average of inverses of logarithms of the free float of each company in the sample.

Cyclical liquidity is calculated by the inverse of the logarithm of the amount of tradable capital for a 1% variation in the share price.

Companies are ranked by decreasing order of liquidity - or increasing illiquidity - in order to obtain a positive slope as in the case of the risk premium. Very liquid stocks have an illiquidity coefficient of below 1 with relatively illiquid stocks having an illiquidity coefficient above 1.

The inclusion of liquidity in Trival as a factor in valuing financial assets makes a significant contribution. It can be observed in general that risk and liquidity are independent: i.e. risk does not vary by liquidity sub-sample and that liquidity also does not vary by risk sub-sample.

Regression between the actuarial rates obtained and the two attributes of relative risk and relative illiquidity, taking into account the level of operational risk and the size of the entity, enables us to determine the rate of return normally demanded for the company. This is the cost of equity.

The parameters obtained by this regression are the risk premium, the illiquidity premium and a residue. By taking liquidity into account, it is easier to explain valuations since the coefficient of determination (R2) of the double regression is in general higher than 65% (currently 75%).

2. Trival WACC: model for directly estimating the weighted average cost of capital

Based on figures previously calculated for each company covered and for the equity market as a whole, it is possible to calculate the weighted average cost of capital or WACC.

The traditional approach is to calculate the WACC based on the proportions of equity and debt making up total capital employed at market value (enterprise value = adjusted market capitalisation + debt). The results of this method are fairly sensitive to the respective weightings given to debt and equity financing.

As a result, Associés en Finance has developed a method for directly estimating the WACC: based on forecast cash flows for each company determined using the method described above, it is possible to calculate the WACC directly.

In practice, based on cash flow projections in Trival, we can calculate:

•	The actuarial rates obtained by comparing cash flows (before taking into account interest expenses and after tax) with enterprise value (adjusted market capitalisation plus debt);

•

Operational risk (based on average financial risk) and the amount of assets employed. Operational risk is calculated using the methods set out in section 1, except that the financial risk rating is fixed at the median level of 3 – the valuation is initially neutral regarding financial position: it involves determining a theoretical enterprise value before taking into account the financial position – and risks obtained are standardised on an average of 1.0. The amount of assets employed is based on the enterprise value (market capitalisation plus debt).

All WACC calculations are carried out excluding bank stocks.

Regression between the actuarial rates obtained and the two attributes of operational risk and the amount of assets, directly derived from information used to determine the cost of equity (section 1), allows us to determine, taking into account the level of operational risk and the size of the entity, the rate of return normally demanded for the company, which corresponds to the WACC.

The parameters obtained by this regression are the operational risk premium, the scale premium and illiquidity premium and the Y-co-ordinate of the plan. The coefficient of determination (R2) of the double regression is currently 70%.

Addendum

Remuneration

The final amount of the fees of Associés en Finance for this Fairness Opinion, based on the time spent, which was not known at the time of the issuance of the expert report, stands at €625,000 excluding taxes.

Indicative timetable of the offer

Associés en Finance was informed of a change in the indicative timetable of the offer, scheduled for November 18th 2015, during 26 trading days (instead of 25 days corresponding to the closing of the initial offer on December 23rd instead of December 22nd, the previous scheduled date).

This change in the schedule does not modify the conclusions of Associés en Finance regarding the fairness of the offer for the shares and the OCEANEs of Alcatel-Lucent.

Done in Paris, on November 9th, 2015

/s/ Arnaud Jacquillard

Arnaud Jacquillat

Associés en Finance

6.	AGREEMENTS THAT MAY HAVE AN IMPACT ON THE ASSESSMENT OF THE OFFER OR ITS OUTCOME

With the exceptions of the Memorandum of Understanding, a summary of which is provided in Section 1.2.2 of this response offer document and the liquidity agreement offered to Stock Option holders and to the beneficiaries of Performance Shares as described in Section 1.3.9 of this response offer document, the Company is not aware of any other agreements which may have a material impact on the assessment of the Offer or its outcome.

7.	ELEMENTS RELATING TO THE COMPANY THAT MAY HAVE AN IMPACT IN CASE OF A TENDER OFFER

7.1	COMPANY’S SHARE CAPITAL STRUCTURE AND OWNERSHIP

As of October 31, 2015, and to the Company’s knowledge, the share capital of Alcatel Lucent amounts to EUR 142,075,407.75 and was divided into 2,841,508,155 ordinary shares of EUR 0.05 par value, fully paid up and all of the same class.

To the Company’s knowledge, as of June 30, 2015, the issued and outstanding shares of Alcatel Lucent are held as follows:

Shareholders	Capital on the basis of outstanding shares at 06.30.2015			THEORETICAL voting rights on the basis of outstanding shares at 06.30.2015(1)		Voting rights EXERCISABLE AT SHAREHOLDERS’ MEETING on the basis of outstanding shares at 06.30.2015(2)
	Number of shares	% of capital	Double voting rights	Total number of voting rights	% of voting rights	Total number of voting rights	% of voting rights
The Capital Group Companies, Inc.(3)	281,970,300	9.95%	—	281,970,300	9.78%	281,970,300	9.92%
Odey Asset Management, LLP(3)	139,392,500	4.92%	—	139,392,500	4.84%	139,392,500	4.90%
Black Rock Inc.(3)	114,609,500	4.04%	—	114,609,500	3.98%	114,609,500	4.03%
Caisse des Dépôts et Consignations(3)(4)	101,498,600	3.58%	8,243,622	109,742,222	3.81%	109,742,222	3.86%
DNCA(3)	85,074,900	3.00%	—	85,074,900	2.95%	85,074,900	2.99%
Aviva Plc(3)	56,354,800	1.99%	—	56,354,800	1.95%	56,354,800	1.98%
Amundi(3)(5)	42,737,400	1.51%	—	42,737,400	1.48%	42,737,400	1.50%
FCP 2AL(5)	32,778,404	1.16%	32,708,499	65,486,903	2.27%	65,486,903	2.30%
Other institutional investors(3)	1,129,716,700	39.86%	18,173	1,129,734,873	39.19%	1,129,734,873	39.74%
Treasury stock held by Alcatel Lucent(6)	13,006,408	0.46%	—	13,006,408	0.45%	—	—
Treasury stock held by subsidiaries(6)	27,110,113	0.96%	—	27,110,113	0.94%	—	—
Public	810,210,667	28.58%	7,269,016	817,479,683	28.36%	817,479,683	28.76%

Total	2,834,460,292	100%	48,239,310	2,882,699,602	100%	2,842,583,081	100%

(1)

Theoretical voting rights calculated pursuant to Article 223-11 of the AMF General Regulation. The theoretical voting rights include the shares held by the Company and its subsidiaries which do not have voting rights.

(2)	The voting rights exercisable at Shareholders’ Meeting do not include shares which have no voting rights.
(3)	Information based on Alcatel Lucent TPI Report as of June 30, 2015 and IPREO shareholders report as of June 30, 2015.
(4)	Including the shares held by BPI Participations France.
(5)	Information based on declarations made by the holders of Alcatel Lucent Shares.
(6)	Alcatel Lucent Shares held in treasury by Alcatel or its subsidiaries do not have voting rights pursuant to applicable French law so long as held in treasury.

7.2	RESTRICTIONS TO THE EXERCISE OF VOTING RIGHTS AND SHARE TRANSFERS

Notification of thresholds crossing and identification of shareholders

Article 7 of the articles of association of the Company provides that, in addition to applicable thresholds pursuant to statutory and regulatory provisions, any person holding or acquiring, directly or indirectly through the intermediary of companies themselves controlled by the Company within the meaning of Article L.233-3 of the French commercial Code, an amount of Company shares equal to or higher than:

i.

2% of the total number of the shares shall, within a period of five trading days from the date on which this share ownership threshold is reached, notify the Company of the total number of shares that it owns, by letter or fax. This notification shall be renewed under the same conditions each time a further threshold of 1% is reached;

ii.

3% of the total number of the shares shall, within a period of five trading days from the date on which this share ownership threshold is reached, request the registration of his shares. This obligation to register shares shall apply to all the shares already held as well as to any which might be acquired subsequently in excess of this threshold. The copy of the request for registration, sent by letter or fax to the Company within fifteen days from the date on which this share ownership threshold is reached, shall be deemed to be a notification that the threshold provided by the articles of association of the Company has been crossed. A further request shall be sent in the same conditions each time a further threshold of 1% is crossed, up to 50%.

Similar notification requirements apply when these thresholds are crossed down.

In case of failure to comply with the disclosure requirements described herein, the defaulting shareholder shall be deprived, within the limits and conditions set out by the French commercial Code, of its voting rights relating to the number of shares exceeding such threshold upon the request of one or more other shareholders holding at least 3% of the share capital of the Company.

Share transfer

The articles of association do not provide for any restriction on the transfer of the Company Shares.

7.3	AGREEMENTS PROVIDING FOR PREFERENTIAL SHARE TRANSFER PROVISIONS ON 0.5% OR MORE OF THE SHARE CAPITAL OR VOTING RIGHTS OF ALCATEL LUCENT (ARTICLE L. 233-11 OF THE FRENCH COMMERCIAL CODE)

To the Company’s knowledge, there is no contractual clause providing for preferential conditions for the transfer or purchase of shares concerning at least 0.5% of the share capital or voting rights pursuant to Article L. 233-11 of the French commercial Code.

It is reminded that the terms and conditions of the liquidity agreements offered to holders of Stock Options and to beneficiaries of Performance Shares pursuant to which Shares received by the holders of Stock Options upon exercise of their Stock Options and Performance Shares designated in these agreements will be exchanged into Nokia shares as described in Section 1.3.9 of the present response offer document.

7.4	DIRECT OR INDIRECT HOLDINGS IN THE COMPANY’S SHARE CAPITAL DISCLOSED PURSUANT TO THE CROSSING OF A THRESHOLD OR A TRANSACTION ON SECURITIES

To the Company’s knowledge, as of June 30, 2015, the issued and outstanding shares of Alcatel Lucent are held as described in Section 7.1 above.

Since March 14, 2015, the Company has been informed of reaching the following thresholds:

Declaring Company	Date of threshold crossing	% share capital	% voting rights declared
Amundi	16/04/2015	NC	1,99
Amundi	17/04/2015	NC	2,00
Amundi	20/04/2015	NC	1,99
Odey Asset Management LLP	20/04/2015	5,04	4,95
Odey Asset Management LLP	21/04/2015	5,27	5,18
Amundi	07/05/2015	NC	2,10
DNCA Finance	25/06/2015	3,00	NC
Odey Asset Management LLP	02/07/2015	4,92	4,84
The Capital Group Companies, Inc.	08/07/2015	10,08	9,92
The Capital Group Companies, Inc.	09/07/2015	9,95	9,79
Aviva plc	27/07/2015	2,00	NC
DNCA Finance	29/07/2015	3,07	NC
Credit Suisse Group	31/08/2015	1,78	NC
Credit Suisse Group	09/09/2015	2,05	NC
Odey Asset Management LLP	06/11/2015	5.08	4.99

From January 1, 2014 to March 13, 2015, Alcatel Lucent has been notified of declarations pursuant to the crossing of legal thresholds and thresholds set forth in its articles of association reproduced on page 236 of the 2014 Document de référence filed with the AMF on March 20, 2015 under number D.15-0179.

7.5	LIST OF HOLDERS OF ANY SECURITIES CARRYING SPECIAL CONTROL RIGHTS AND A DESCRIPTION OF SUCH RIGHTS

None.

7.6	CONTROL MECHANISM PROVIDED FOR IN AN EVENTUAL EMPLOYEE PARTICIPATION SCHEME, WHEN CONTROL RIGHTS ARE NOT EXERCISED BY THE LATTER

See Section 1.3.7 of this response offer document.

7.7	AGREEMENTS BETWEEN SHAREHOLDERS KNOWN TO THE COMPANY AND THAT MAY ENTAIL RESTRICTIONS ON SHARE TRANSFERS AND THE EXERCISE OF VOTING RIGHTS

To the Company’s knowledge, as of the date of this response offer document, there is no agreement between shareholders which may entail restrictions on share transfers and the exercise of voting rights.

7.8	RULES APPLICABLE TO THE APPOINTMENT AND REPLACEMENT OF THE MEMBERS OF THE BOARD OF DIRECTORS, AS WELL AS TO THE AMENDMENT OF ARTICLES OF ASSOCIATION OF THE COMPANY

Rules applicable to the composition of the board of directors and the appointment and replacement of its members

Article 12 of Alcatel Lucent’s articles of association provides that the Company is managed by a board of directors consisting of no less than six (6) and no more than fourteen (14) members who are voted by the general assembly of the shareholders, each of the directors being required to hold at least 500 Shares.

Pursuant to Article 13 of the articles of association of Alcatel Lucent, the directors are elected for a period of three years, subject to applicable provisions relating to age limit. They may be reelected subject to the same limit.

If the number of directors who have reached the age of 70 years old exceeds one third of the members of the board in office, the oldest director(s) shall automatically be deemed to have retired at the ordinary shareholders meeting called to approve the accounts of the financial year in which the proportion of directors over 70 years hold was exceeded, unless the proportion was re-established in the interim.

Rules applicable to amendments of the articles of association of the Company

Pursuant to applicable laws and regulations, only the extraordinary general meeting may amend the articles of association of the Company.

The extraordinary general meeting validly deliberates when a quorum for extraordinary general meetings is met only if the shareholders present or represented at a meeting called pursuant to the first notice, hold 25% of the shares with voting rights, or hold 20% of the shares with voting rights at a meeting called on second notice. If the quorum is not met pursuant to the second notice, the meeting is postponed to a date no later than 2 months after the date for which it had been called.

Resolutions at an extraordinary general meeting are passed by a two-thirds majority of the votes cast by the shareholders present, deemed present or represented.

7.9	POWERS OF THE BOARD OF DIRECTORS RELATING IN PARTICULAR TO THE ISSUANCE AND REPURCHASE OF SHARES

In addition to the general powers granted to the board of directors by law and by the articles of association of the Company, the board of directors of the Company has been granted the following authorizations by the shareholders general meetings held on May 28, 2014 and May 26, 2015 regarding the issuance or purchase of securities as described below:

Nature			Characteristics (ceiling, discount)	% Capital	Utilization	Remaining %Capital
Shareholders general meeting held on May 28, 2014
AUTHORIZATION – VALIDITY: 38 MONTHS
Stock-Options (resolution 21)			Directors and executive officers: up to 6 % of the total amount of grants (i.e. inferior to 0.12 % of the share capital); without discount	2%	None	2%
Shareholders general meeting held on May 26, 2015
AUTHORIZATIONS – VALIDITY: 18 MONTHS
Share repurchase (resolution 11)			–	10%	None	10%
Share cancellation (resolution 12)			–	10%	None	10%
ISSUANCE OF SECURITIES - VALIDITY: 26 MONTHS
Maximum global amount applicable to all dilutive and non-dilutive issuances: EUR 56.5 million (40 % of the capital)	Capital increase WITH PSR (resolution 13)		Global ceiling: EUR 56.5 million (1 130 million shares); Maximum nominal amount of debt securities: EUR 5 billion	40%	None	40%
	Capital increase WITHOUT PSR (resolutions 14 to 17 and 19)
		Public offer WITH priority subscription period (resolution 14)	Ceiling: EUR 28.25 million (565 million shares); Maximum nominal amount of debt securities: EUR 5 billion; Maximum discount of 5%; Priority subscription period of at least 5 days.	20%	None	20%
	Maximum amount applicable to dilutive issuances and without priority subscription period: EUR 14.1 million (10 % of the capital)	Public offer WITHOUT priority subscription period (resolution 14)	Ceiling: EUR 14.1 million (282 million shares); Maximum nominal amount of debt securities: EUR 5 billion; Maximum discount of 5%.	10%	None	10%
		Private placement (Art L. 411-2 II of the French Monetary and Financial Code) (resolution 15)	Maximum discount of 5%	10%	None	10%
		Greenshoe (resolution 16)	15 % of the initial issue	15 % of the initial issue	None	15 % of the initial issue
		Contributions in kind (resolution 17)	–	10%	None	10%
		Determination of price under public offer and private placement (resolution 19)	Flexibility of the reference period; Maximum discount of 5%	10%	None	10%

Nature	Characteristics (ceiling, discount)	% Capital	Utilization	Remaining %Capital
Shareholders general meeting held on May 28, 2014
Capital increase by capitalization of reserves, profits, premiums (resolution 18)	EUR 5 billion	EUR 5 billion	None	–
ISSUANCE RESERVED TO EMPLOYEES AND EXECUTIVE DIRECTORS – VALIDITY: 26 MONTHS
Capital increase reserved to employees (resolution 20)	Maximum discount of 5%	2%	None	2%
Performance shares (resolution 21)	Executive Directors: limit of 6 % of the grants (that is, less than 0,09 of the capital)	1.5%	0.35%	1.15%

NB:	Share capital at December 31, 2014: EUR 141 million, that is, 2 820,4 million shares with a nominal value of EUR 0,05.
PSR:	Preferential Subscription Right.

7.10	AGREEMENTS ENTERED INTO BY THE COMPANY WHICH WILL BE AMENDED OR TERMINATED IN THE EVENT OF A CHANGE OF CONTROL OF THE COMPANY

Alcatel Lucent is a party to various agreements with third parties, including joint venture agreements, certain financing facilities, pension funds agreements, contracts for the performance of engineering and related work/services, IT contracts, technology and intellectual property rights licenses as well as employment agreements that contain change of control provisions that will be triggered upon the completion of the Offer. Agreements with change of control provisions typically provide for or permit the termination of the agreement upon the occurrence of a change of control of one of the parties, which can be waived by the relevant counterparties. If Nokia and Alcatel Lucent determine that one or more of such waivers are necessary, Alcatel Lucent will make reasonable efforts to seek and obtain these waivers.

The main agreements entered into by the Company, which will be amended or terminated in the event of a change of control of the Company are presented below:

•

The prospectus of the 2018 OCEANEs, the 2019 OCEANEs and the 2020 OCEANEs include provisions, which would give rise to the adjustment of the conversion/exchange ratio in the event of a tender offer and to an early redemption in the event of a Change of Control, as described in Section 1.3.3.2 of this response offer document;

•

In December 2013, Alcatel Lucent USA Inc. issued Senior Notes due July 1, 2017 with a 4.625% coupon for a total nominal value of U.S.$650 million. The terms and conditions of the notes contain a change of control provision. In the event that the Offer is successful, this would constitute a change of control under this provision, and Alcatel Lucent must then give notice to each holder of such Senior Notes and offer to repurchase the relevant notes in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest on a date specified in the notice, which must be no earlier than 30 days and no later than 60 days following the day such notice is distributed. Alcatel Lucent may also make a repurchase offer in advance of the change of control conditioned on the consummation of the change of control on the basis that a definitive agreement for the change of control is in place. Alcatel Lucent may not be able to obtain sufficient capital to repurchase or refinance Alcatel Lucent’s outstanding notes in these circumstances. Failure to repurchase the notes as required would result in an event of default under the terms of the notes, which could put Alcatel Lucent in default under agreements governing its other indebtedness, including the acceleration of the payment of any borrowings thereunder, and may have an adverse effect on the value of the Shares and of the OCEANEs and, indirectly, on the value of the Nokia shares.

•

In November 2013, Alcatel Lucent USA Inc. issued Senior Notes due November 15, 2020 with a 6.75% coupon for a total nominal value of U.S.$1 billion, of which Alcatel Lucent USA Inc. repurchased in an aggregate principal amount of U.S.$300 million in September 2015. The terms and conditions of the notes contain a change of control provision. In the event that the Offer is successful, this would constitute a change of control under this provision, and Alcatel Lucent must then give notice to each holder of such Senior Notes and offer to repurchase the relevant notes in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest on a date specified in the notice, which must be no earlier than 30 days and no later than 60 days following the day such notice is distributed. Alcatel Lucent may also make a repurchase offer in advance of the change of control conditioned on the consummation of the change of control on the basis that a definitive agreement for the change of control is in place. Alcatel Lucent may not be able to obtain sufficient capital to repurchase or refinance Alcatel Lucent’s outstanding notes in these circumstances. Failure to repurchase the notes as required would result in an event of default under the terms of the notes, which could put Alcatel Lucent in default under agreements governing its other indebtedness, including the acceleration of the payment of any borrowings thereunder, and may have an adverse effect on the value of the Shares and of the OCEANEs and, indirectly, on the value of the Nokia shares.

•

In July 2013, Alcatel Lucent USA Inc. issued Senior Notes due January 1, 2020 with a 8.875% coupon for a total nominal value of U.S.$500 million. The terms and conditions of the notes contain a change of control provision. In the event that the Offer is successful, this would constitute a change of control under this provision, and Alcatel Lucent must then give notice to each holder of such Senior Notes and offer to repurchase the relevant notes in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest on a date specified in the notice, which must be no earlier than 30 days and no later than 60 days following the day such notice is distributed. Alcatel Lucent may also make a repurchase offer in advance of the change of control conditioned on the consummation of the change of control on the basis that a definitive agreement for the change of control is in place. Alcatel Lucent may not be able to obtain sufficient capital to repurchase or refinance Alcatel Lucent’s outstanding notes in these circumstances. Failure to repurchase the notes as required would result in an event of default under the terms of the notes, which could put Alcatel Lucent in default under agreements governing its other indebtedness, including the acceleration of the payment of any borrowings thereunder, and may have an adverse effect on the value of the Shares and of the OCEANEs and, indirectly, on the value of the Nokia shares.

•

In December 2010, Alcatel Lucent issued Senior Notes due January 15, 2016 with an 8.50% coupon for a total nominal value of EUR 500 million, of which Alcatel Lucent repurchased in an aggregate principal amount of EUR 75,243,000 in May 2013 and EUR 210,391,000 in July 2014. The terms and conditions of the notes contain a change of control provision. In the event that the Offer is successful, this would constitute a change of control under this provision, and Alcatel Lucent must then give notice to each holder of such Senior Notes and offer to repurchase the relevant notes in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest on a date specified in the notice, which must be no earlier than 30 days and no later than 60 days following the day such notice is distributed. Alcatel Lucent may also make a repurchase offer in advance of the change of control conditioned on the consummation of the change of control on the basis that a definitive agreement for the change of control is in place. Alcatel Lucent may not be able to obtain sufficient capital to repurchase or refinance Alcatel Lucent’s outstanding notes in these circumstances. Failure to repurchase the notes as required would result in an event of default under the terms of the notes, which could put Alcatel Lucent in default under agreements governing its other indebtedness, including the acceleration of the payment of any borrowings thereunder, and may have an adverse effect on the value of the Shares and of the OCEANEs and, indirectly, on the value of the Nokia shares.

•

To ensure the stability in all circumstances of the Group’s business and employees who are essential to its development, the board of directors is authorized, in the event of a takeover bid for Alcatel Lucent, a tender offer for our shares or a procedure to delist our shares, to decide to accelerate the vesting of all outstanding options (other than those held by individuals who were Executive Directors on the option grant date or on the date of the board’s decision), and give the right to exercise the options immediately, notwithstanding any holding period. Further, the members of the Leadership Team, excluding the Chief Executive Officer, benefit from an acceleration of the vesting of the rights attached to their stock-options in case of a change in control.

7.11

AGREEMENTS PROVIDING FOR INDEMNITY TO THE CHIEF EXECUTIVE OFFICER, TO THE MEMBERS OF THE BOARD OF DIRECTOR OR TO EMPLOYEES IF THEY RESIGN OR ARE DISMISSED WITHOUT JUST OR SERIOUS GROUND OR IF THEIR EMPLOYMENT CEASES BECAUSE OF THE TENDER OFFER

Until September 1st, 2015, Mr. Michel Combes held the position of Chief Executive Director of the Company. Mr. Michel Combes had a termination benefit, subject to performance conditions, as described in page 168 of the 2014 Document de Référence filed with the AMF on March 20, 2015 under the number D.15-0179, which was not paid to Mr. Michel Combes since the performance conditions were not met. The Company communications concerning the conditions of resignation from his position as Chief Executive Officer are available on the website of the Company under the Section “About us/Governance”: https://www.alcatel-lucent.com/fr/nous-connaitre/gouvernance.

The board of directors dated July 29, 2015, decided to gather the functions of Chairman and Chief Executive Officer as of the effective resignation of Mr. Michel Combes on September 1st, 2015. Upon recommendation of the Corporate Governance and Nominations Committee and in accordance with the Chairman of the board, the board of directors has appointed for this transition period Mr. Philippe Camus, currently Chairman of the board of directors, as interim Chairman and Chief Executive Officer as of September 1st, 2015.

Alcatel Lucent entered into a change of control letter (each, a “Change of Control Letter”) with Mrs. Gionet, Mr. Raby, Mr. Guillemot and Mr. Keryer on December 23, 2013 and with Mr. Krause on April 8, 2015, as well as a letter with Mr. Keryer on March 29, 2006 (the “Letter” and, together with the Change of Control Letters, the “Letters”). Pursuant to the terms of the Letters, each other executive officer is entitled to receive a minimum payment in cash of one and one half times the executive officer’s total base salary plus target bonus in the event the executive officer is terminated without cause or there is any material reduction of the executive officer’s duties within twelve months following the occurrence of a change of control. Pursuant to the terms of the Letter, Mr. Keryer will be entitled to an indemnity in connection with his termination of an amount up to two times the total gross amount of his annual compensation. Pursuant to terms of the Letters, the aggregate amounts payable to the executive officers are approximately EUR 10,109,000. No indemnity is owed to the Chairman of the Board and Chief Executive Officer or to the members of the board of directors if they resign or are dismissed without just or serious ground or if their employment ceases because of the tender offer.

8.	EFFECT OF THE OFFER ON SHARES, ADSs, OCEANEs AND SHARE- AND EQUITY-BASED INCENTIVE PLANS

8.1	CONSIDERATION FOR SHARES AND ALCATEL LUCENT ADSS

If Alcatel Lucent’s executive officers and directors were to tender any Shares or ADSs they own for exchange pursuant to the Offer, they would receive the same consideration on the same terms and conditions as the other holders of Shares and ADSs generally.

As of April 13, 2015, the date immediately prior to the public announcement of discussions related to a possible business combination between Alcatel Lucent and Nokia, Alcatel Lucent’s executive officers and directors (and their respective affiliates and affiliated investment entities) as of that date owned 6,785,573 Shares (including Shares represented by ADSs). If Alcatel Lucent’s executive officers and directors (and affiliates and affiliated investment entities) as of April 13, 2015 had validly tendered all of their outstanding Shares and ADSs held as of that date pursuant to the Offer, Alcatel Lucent’s executive officers and directors (and their respective affiliates and affiliated investment entities) as of that date would have received Nokia Shares having an aggregate value of approximately EUR 28,974,397, based on the closing price of the Nokia Shares as of April 13, 2015 of EUR 7.77.

As of October 27, 2015, the latest practicable date before the determination and recommendation by Alcatel Lucent’s board of directors in respect of the Offer, Alcatel Lucent’s executive officers and directors (and their respective affiliates and affiliated investment entities) as of that date owned 6,815,005 Shares (including Shares represented by ADSs). If Alcatel Lucent’s executive officers and directors (and affiliates and affiliated investment entities) as of October 27, 2015, pursuant to the Offer, were to validly tender all of their outstanding Shares and ADSs held as of that date, Alcatel Lucent’s executive officers and directors (and their respective affiliates and affiliated investment entities) as of that date would receive Nokia Shares having an aggregate value of approximately EUR 22,285,066, based on the closing price of the Nokia Shares as of October 27, 2015 of EUR 5.95.

8.2	CONSIDERATION FOR OCEANES

No Alcatel Lucent executive officers or directors hold any OCEANEs. However if Alcatel Lucent’s executive officers and directors were to hold OCEANEs and tender any OCEANEs they own for exchange pursuant to the Offer, they would receive the same consideration on the same terms and conditions as the other holders of OCEANEs generally.

8.3	DISTRIBUTION OF UNRESTRICTED SHARES

A maximum aggregate amount of 277,500 Shares are expected to be granted to Alcatel Lucent’s executive officers and directors in lieu of the Stock Options Plan for 2014, as described in Section 1.3.6 of the present response offer document.

8.4	ACCELERATION OF STOCK OPTIONS

As of April 13, 2015, Alcatel Lucent’s executive officers and directors (and their respective affiliates and affiliated investment entities) as of that date owned Stock Options (including unvested Stock Options which may be accelerated as described above) exercisable into approximately 841,777 Shares at a weighted average exercise price of EUR 2.262 per Share. If Alcatel Lucent’s executive officers and directors (and affiliates and affiliated investment entities) as of April 13, 2015, had exercised all Stock Options (including unvested Stock Options which may be accelerated as described above) held as of that date and had validly tendered all of the resulting Shares pursuant to the Offer, Alcatel Lucent’s executive officers and directors (and their respective affiliates and affiliated investment entities) as of that date would have received Nokia Shares having an aggregate value (net of the exercise price of the Stock Options) of approximately EUR 1,690,288, based on the closing price of the Nokia Shares as of April 13, 2015 of EUR 7.77.

As of October 27, 2015, the latest practicable date before the determination and recommendation by Alcatel Lucent’s board of directors in respect of the Offer, Alcatel Lucent’s executive officers and directors (and their respective affiliates and affiliated investment entities) as of that date owned Stock Options (including unvested Stock Options which may be accelerated under the conditions described in Section 1.3.4. of this response offer document) exercisable into 849,100 Shares at a weighted average exercise price of EUR 2.406 per Share. If Alcatel Lucent’s executive officers and directors (and affiliates and affiliated investment entities) as of October 27, 2015, were to exercise all Stock Options (including unvested Stock Options which may be accelerated as described above) held as of that date and to validly tender all of the resulting Shares pursuant to the Offer,, Alcatel Lucent’s executive officers and directors (and their respective affiliates and affiliated investment entities) as of that date would receive Nokia Shares having an aggregate value (net of the exercise price of the Stock Options) of approximately EUR 733,622, based on the closing price of the Nokia Shares as of October 27, 2015 of EUR 5.95.

8.5	ACCELERATION OF PERFORMANCE SHARES

As of April 13, 2015, Alcatel Lucent’s executive officers and directors (and their respective affiliates and affiliated investment entities) were beneficiaries of 417,651 Performance Shares (including unvested Performance Shares which may be accelerated as for any employee under the conditions described above. If Alcatel Lucent’s executive officers and directors (and affiliates and affiliated investment entities) as of April 13, 2015, had exchanged all Performance Shares (including unvested Performance Shares which may be accelerated as for any employee under the conditions described in Section 1.3.5. of this response offer document) held as of that date for Shares and had validly tendered all of the resulting Shares pursuant to the Offer, Alcatel Lucent’s executive officers and directors (and their respective affiliates and affiliated investment entities) as of that date would have received Nokia Shares having an aggregate value of approximately EUR 1,783,370, based on the closing price of the Nokia Shares as of April 13, 2015 of EUR 7.77.

As of October 27, 2015, the latest practicable date before the determination and recommendation by Alcatel Lucent’s board of directors in respect of the Offer, Alcatel Lucent’s executive officers and directors (and their respective affiliates and affiliated investment entities) were beneficiaries of 311,975 Performance Shares (including unvested Performance Shares which may be accelerated as for any employee under the conditions described above, but excluding those Performance Shares granted pursuant to the 2015 Performance Share Plan, which will not be accelerated in connection with the Offer and will remain subject to presence and performance conditions). If Alcatel Lucent’s executive officers and directors (and affiliates and affiliated investment entities) as of October 27, 2015, were to exchange all Performance Shares (including unvested Performance Shares which may be accelerated as for any employee under the conditions described above, but excluding those Performance Shares granted pursuant to the 2015 Performance Share Plan, which will not be accelerated in connection with the Offer and will remain subject to presence and performance conditions) held as of that date for Shares and validly tender all of the resulting Shares pursuant to the Offer, Alcatel Lucent’s executive officers and directors (and their respective affiliates and affiliated investment entities) as of that date would receive Nokia Shares having an aggregate value of approximately EUR 1,020,158, based on the closing price of the Nokia Shares as of October 27, 2015 of EUR 5.95.

8.6	ACCELERATION OF THE PERFORMANCE UNITS

In connection with its long-term incentive compensation arrangements, Alcatel Lucent grants performance units (“Performance Units”) exclusively to executive officers and directors. Performance Units are conditional rights which grant the beneficiary the right to receive compensation in cash. Performance Units are subject to the satisfaction of performance and presence conditions at the end of the vesting period. Performance conditions, presence conditions, and vesting periods for Performance Units vary and are set by Alcatel Lucent’s board of directors when the Performance Units are granted.

Performance Units granted to the leadership team (other than Alcatel Lucent’s president and chief executive officer) would be accelerated upon a change of control of Alcatel Lucent, pursuant to a decision of Alcatel Lucent’s board of directors in 2013, in order for these Performance Units to be accelerated as for any employee in connection with his/her Performance Shares as described in Section 1.3.5 of the present response offer document. See Section 9.1 of the present response offer document for a discussion of arrangements with respect to Performance Units granted to Mr. Combes and the reduction in Performance Units agreed between Alcatel Lucent and Mr. Combes. The Performance Units granted to Mr. Philippe Camus, Alcatel Lucent’s chairman and interim chief executive officer, will not be accelerated in connection with the Offer. Performance Units granted to all beneficiaries are payable in cash upon the date of acceleration.

8.7	TABLE OF CONSIDERATION RELATED TO THE OFFER AS OF IMMEDIATELY PRIOR TO THE MEMORANDUM OF UNDERSTANDING

The following table sets forth as of April 13, 2015 the approximate aggregate amount of consideration that Alcatel Lucent’s executive officers and directors as of that date would have been entitled to receive in connection with the completion of the Offer, assuming that such executive officers and directors (1) validly tendered all Shares and ADSs held by them pursuant to the Offer, (2) exercised all Stock Options held by them for Shares and validly tendered such Shares into the Offer, (3) exchanged all Performance Shares held by them for Shares and validly tendered such Shares into the Offer and (4) received cash compensation in respect of all Performance Units granted to them. Unless otherwise indicated, estimated values are calculated based on the closing price of the Nokia Shares as of April 13, 2015 of EUR 7.77 and the exchange ratio of 0.5500, resulting in an implied value of EUR 4.27 per Share.

Name and Title	Number of Shares and ADSs (1)		Estimated Value Shares and ADSs	Number of Stock Options (2)	Estimated Value of Stock Options (3)	Number of Performance Shares (4)	Estimated Value of Performance Shares	Number of Performance Units (5)	Estimated Value of Performance Units (6)	Estimated Total Value of Consideration
Philippe Camus (Chairman)	1,131,352		€4,830,873	—	—	—	—	400,000	€1,544,000	€6,374,873
Jean C. Monty (Vice Chairman)	5,030,001		€21,478,104	—	—	—	—	—	—	€21,478,104
Michel Combes (CEO and Director)(7)	—	(8)	—	—	—	—	—	2,685,000	€11,464,950	€11,464,950
Francesco Caio (Director)	2,100		€8,967	—	—	—	—	—	—	€8,967
Carla Cico (Director)	29,359		€125,363	—	—	—	—	—	—	€125,363
Stuart E. Eizenstat (Director)	29,963		€127,942	—	—	—	—	—	—	€127,942
Kim Crawford Goodman (Director)	6,348		€27,106	—	—	—	—	—	—	€27,106
Louis R. Hughes (Director)	33,926		€144,864	—	—	—	—	—	—	€144,864
Véronique Morali (Director)	500		€2,135	—	—	—	—	—	—	€2,135
Olivier Piou (Director)	88,955		€379,838	—	—	—	—	—	—	€379,838
Jean-Cyril Spinetta (Director)	29,791		€127,208	—	—	—	—	—	—	€127,208
Total Other Executive Officers (9)	403,278		€1,721,997	841,777	€1,690,289	417,651	€1,783,370	2,805,000	€10,827,300	€16,022,956

Total	6,785,573		€28,974,397	841,777	€1,690,288	417,651	€1,783,370	5,890,000	€23,836,250	€56,284,305

(1)	Includes certain Shares held by directors that are subject to restrictions and may not be tendered into the Offer. In particular:

(a) Article 12 of Alcatel Lucent’s By-Laws requires each director to hold at least 500 Shares. As a result, Alcatel Lucent expects that no director will tender the 500 Shares he or she holds in compliance with this requirement.

(b) The 2010 annual shareholders meeting of Alcatel Lucent authorized the payment of additional attendance fees (jetons de présence) to directors, subject to each director (i) using the additional attendance fees received (after taxes) to purchase Shares and (ii) holding the acquired Shares for the duration of his or her term of office.

(c) The terms of Alcatel Lucent’s Performance Shares plans and related decisions of Alcatel Lucent’s board of directors require that Mr. Philippe Camus continues to hold the Shares granted in connection therewith and the Shares purchased in connection therewith for so long as he remains the Chairman of Alcatel Lucent’s board of directors. Mr. Camus is also required to continue to hold any Shares acquired during his term for so long as he remains in office.

(2)	Includes Stock Options granted prior to the date of the Memorandum of Understanding which Alcatel Lucent’s board of directors has resolved to accelerate.
(3)	Calculated using a weighted average exercise price for the Stock Options of EUR 2.262.
(4)	Includes Performance Shares granted prior to the date of the Memorandum of Understanding which Alcatel Lucent’s board of directors has resolved to accelerate.
(5)

Includes Performance Units granted prior to the date of the Memorandum of Understanding which Alcatel Lucent’s board of directors has resolved to accelerate, but excludes those Performance Units with performance conditions relating to periods prior to the date of the Memorandum of Understanding for which the relevant conditions were not satisfied.

(6)

Calculated based on the right to receive cash compensation in cash in respect of each Performance Unit equal to the value of one Share, and based on the closing price of Shares as of April 13, 2015 of EUR 3.86, except for the Performance Units granted to Mr. Combes, which would have been payable in Shares (or Nokia Shares, following completion of the squeeze-out of Shares, if any) at their respective maturity dates in 2016, 2017 and 2018 (one Share (or 0.5500 Nokia Shares) per Performance Unit) and for which the estimated value is calculated based on the closing price of the Nokia Shares as of April 13, 2015 of EUR 7.77 and the exchange ratio of 0.5500, resulting in an implied value of EUR 4.27 per Performance Unit.

(7)

Reflects amounts attributable to Mr. Combes as of April 13, 2015, which Alcatel Lucent’s board of directors subsequently resolved, with the agreement of and upon the request of Mr. Combes, to reduce to a payment in cash of EUR 3,251,307 in respect of Performance Units for the years ended December 31, 2013 and 2014 a maximum amount in cash of EUR 1,408,887 in respect of Performance Units for the year ended December 31, 2015, as further described in Section 9.1 below.

(8)

Excludes 500 Shares held by Mr. Combes that have been lent by Florelec, a subsidiary of Alcatel Lucent, to Mr. Combes for the duration of his term as a director of Alcatel Lucent, in order to satisfy Article 12 of Alcatel Lucent’s By-Laws, which requires each director to hold at least 500 Shares, and which will be returned to Florelec for no consideration at the end of such term.

(9)

The other executive officers of Alcatel Lucent as of April 13, 2015, were Mr. Jean Raby, Mr. Philippe Keryer, Ms. Nicole Gionet, Mr. Tim Krause and Mr. Philippe Guillemot who, together with Mr. Combes, comprised the Management Committee of Alcatel Lucent.

8.8	TABLE OF CONSIDERATION RELATED TO THE OFFER AS OF IMMEDIATELY PRIOR TO THIS RESPONSE OFFER DOCUMENT

Between April 13, 2015 and the date of this response offer document, Ms. Sylvia Summers was appointed a director by the meeting of Alcatel Lucent’s shareholders on May 26, 2015, Ms. Véronique Morali’s term as a director ended on July 15, 2015, Mr. Michel Combes resigned as a director and chief executive officer effective as of September 1, 2015, and Mr. Philippe Camus was appointed interim chief executive officer effective as of September 1, 2015.

The following table sets forth as of October 27, 2015, the latest practicable date before the determination and recommendation by Alcatel Lucent’s board of directors in respect of the Offer, the approximate aggregate amount of consideration that Alcatel Lucent’s executive officers and directors as of that date would be entitled to receive in connection with the completion of the Offer, assuming that such executive officers and directors (1) validly tender all Shares and ADSs held by them pursuant to the Offer, (2) exercise all Stock Options held by them for Shares and validly tender such Shares into the Offer, (3) exchange all Performance Shares held by them (other than Performance Shares granted pursuant to the 2015 Performance Share Plan, which will not be accelerated in connection with the Offer and will remain subject to presence and performance conditions) for Shares and validly tender such Shares into the Offer and (4) receive cash compensation in respect of all Performance Units granted to them. Unless otherwise indicated, estimated values are calculated based on the closing price of the Nokia Shares as of October 27, 2015 of EUR 5.95 and the exchange ratio of 0.5500, resulting in an implied value of EUR 3.27 per Share.

Name and Title	Number of Shares and ADSs (1)	Estimated Value Shares and ADSs	Number of Stock Options (2)	Estimated Value of Stock Options (3)	Number of Performance Shares (4)	Estimated Value of Performance Shares	Number of Performance Units (5)	Estimated Value of Performance Units (6)	Estimated Total Value of Consideration
Philippe Camus (Chairman & Interim CEO)	1,131,352	€3,699,521	—	—	—	—	400,000	€1,304,000	€5,003,521
Jean C. Monty (Vice Chairman)	5,033,706	€16,460,219	—	—	—	—	—	—	€16,460,219
Francesco Caio (Director)	5,803	€18,976	—	—	—	—	—	—	€18,976
Carla Cico (Director)	33,062	€108,113	—	—	—	—	—	—	€108,113
Stuart E. Eizenstat (Director)	33,668	€110,094	—	—	—	—	—	—	€110,094
Kim Crawford Goodman (Director)	10,053	€32,873	—	—	—	—	—	—	€32,873
Louis R. Hughes (Director)	37,631	€123,053	—	—	—	—	—	—	€123,053
Olivier Piou (Director)	92,658	€302,992	—	—	—	—	—	—	€302,992
Jean-Cyril Spinetta (Director)	33,494	€109,525	—	—	—	—	—	—	€109,525
Sylvia Summers (Director)	500	€1,635	—	—	—	—	—	—	€1,635
Total Other Executive Officers (7)	403,078	€1,318,065	849,100	€733,622	311,975	€1,020,158	2,805,000	€9,144,300	€12,216,146

Total	6,815,005	€22,285,066	849,100	€733,622	311,975	€1,020,158	3,205,000	€10,448,300	€34,487,147

(1)	Includes certain Shares held by directors that are subject to restrictions and may not be tendered into the Offer. In particular:

(a) Article 12 of Alcatel Lucent’s By-Laws requires each director to hold at least 500 Shares. As a result, Alcatel Lucent expects that no director will tender the 500 Shares he or she holds in compliance with this requirement.

(b) The 2010 annual shareholders meeting of Alcatel Lucent authorized the payment of additional attendance fees (jetons de présence)to directors, subject to each director (i) using the additional attendance fees received (after taxes) to purchase Shares and (ii) holding the acquired Shares for the duration of his or her term of office.

(c) The terms of Alcatel Lucent’s Performance Shares plans and related decisions of Alcatel Lucent’s board of directors require that Mr. Philippe Camus continues to hold the Shares granted in connection therewith and the Shares purchased in connection therewith for so long as he remains the Chairman of Alcatel Lucent’s board of directors. Mr. Camus is also required to continue to hold any Shares acquired during his term for so long as he remains in office.

(2)	Includes Stock Options granted prior to the date of the Memorandum of Understanding which Alcatel Lucent’s board of directors has resolved to accelerate.
(3)	Calculated using a weighted average exercise price for the Stock Options of EUR 2.406.
(4)

Includes Performance Shares granted prior to the date of the Memorandum of Understanding which Alcatel Lucent’s board of directors has resolved to accelerate, but excludes those Performance Shares granted pursuant to the 2015 Performance Share Plan, which will not be accelerated in connection with the Offer and will remain subject to presence and performance conditions.

(5)

Includes Performance Units granted prior to the date of the Memorandum of Understanding which Alcatel Lucent’s board of directors has resolved to accelerate, but excludes those Performance Units with performance conditions relating to periods prior to the date of the Memorandum of Understanding for which the relevant conditions were not satisfied.

(6)

Calculated based on the right to receive compensation in cash in respect of each Performance Unit equal to the value of one Share and based on the closing price of Shares on October 27, 2015 of EUR 3.26.

(7)

The other executive officers of Alcatel Lucent as of the date of this response offer document are Mr. Jean Raby, Mr. Philippe Keryer, Ms. Nicole Gionet, Mr. Tim Krause and Mr. Philippe Guillemot who, together with Mr. Camus, comprised the Management Committee of Alcatel Lucent. Alcatel Lucent has been informed that, as of the date of the present response offer document, each member of the Management Committee of Alcatel Lucent (other than Mr. Camus whose intentions are included in Section 2 above) intends to tender the Securities that he or she holds into the Offer, subject to any statutory, regulatory or other constraints that may apply.

9.	EMPLOYEE ARRANGEMENTS

9.1	EMPLOYMENT ARRANGEMENTS WITH MR. MICHEL COMBES (FORMER CHIEF EXECUTIVE OFFICER AND FORMER DIRECTOR)

The following table sets forth the compensation granted to Mr. Michel Combes for the years ended December 31, 2013 and 2014.

	Year ended 31 December
	2014	2013
	(EUR)
Fixed compensation	1,200,000	900,000
Variable compensation (1)	804,000	616,500
Grant of Performance Units (2)	2,025,800	1,367,600

Total	4,029,800	2,884,100

(1)	Variable compensation is paid in the following year, after the publication of the annual results on the basis of which the achievement level of the annual performance targets is determined.
(2)

Mr. Combes was granted 1,300,000 Performance Units in the year ended December 31, 2013. The grant was valued at EUR 1,367,600, calculated on the basis of the Share price on April 2, 2013, the date on which he took office as CEO.

Mr. Combes was granted 700,000 Performance Units in the year ended December 31, 2014. The grant was valued at EUR 2,025,800, calculated on the basis of the Share price on March 19, 2014, the date on which it was granted by Alcatel Lucent’s board of directors.

On September 10, 2015, Alcatel Lucent’s board of directors resolved to replace all Performance Units granted to Mr. Combes with payments in cash, subject to the completion of the Offer.

Mr. Combes resigned as chief executive officer effective as of September 1, 2015, and Alcatel Lucent’s board of directors subsequently resolved, with the agreement of and upon the request of Mr. Combes, certain reductions in compensation to Mr. Combes, as further described below. Alcatel Lucent had not entered into an employment agreement with Mr. Michel Combes. In 2014, Alcatel Lucent’s board of directors determined the compensation policy for the executive directors, including Mr. Combes. The compensation of Mr. Combes was determined each year by Alcatel Lucent’s board of directors following recommendation of the compensation committee. The total annual compensation of Mr. Combes consisted of a fixed portion and a variable portion, plus long-term compensation and benefits. The variable compensation was determined each year by Alcatel Lucent’s board of directors according to pre-defined performance criteria. Mr. Combes did not receive any benefits in kind (except for the use of a car), Stock Options or Performance Shares in the years ended December 31, 2013 and 2014.

Mr. Combes also participated in the private pension plan applicable to all corporate executives of Alcatel Lucent’s French subsidiaries (AUXAD plan) for the portion of compensation that exceeded eight times the annual French social security limit beyond which there is no legal or contractual pension scheme, subject to performance conditions pursuant to applicable law.

Mr. Combes had a termination benefit pursuant to a Change of Control Letter (as defined below) equal to one year of compensation (fixed and target variable remuneration), subject to performance conditions as required by applicable regulation. This termination benefit was subject to a performance condition, which requires that Alcatel Lucent’s free cash flow has been positive for at least one fiscal year prior to the end of Mr. Combes’ position as chief executive officer, as reported by Alcatel Lucent in its audited consolidated financial statements.

In compliance with the French AFEP-MEDEF Code of Corporate Governance for Listed Companies, Mr. Combes’ termination benefit would only be paid if the following conditions are met: (a) Alcatel Lucent’s board of directors terminates Mr. Combes’ as CEO in the context of a change of control or strategy and (b) the performance condition as described above is met. This termination benefit will not be payable as a result of the resignation of Mr. Combes as a director and chief executive officer, which was effective as of September 1, 2015.

In connection with the Offer, on April 14, 2015, Alcatel Lucent’s board of directors, on the recommendation of the compensation committee, resolved to accelerate the Performance Units granted to Mr. Combes, to waive the presence and performance conditions and to adjust the payment conditions, though Alcatel Lucent’s board of directors subsequently resolved, with the agreement of and upon the request of Mr. Combes, to reduce the amount of compensation payable to Mr. Combes in connection with Performance Units, as further described in the next paragraph. Under the original terms, the Performance Units granted to Mr. Combes would have been payable in Shares (or Nokia Shares after the squeeze-out of Shares, if any) at their respective maturities in 2016, 2017 and 2018 (one Share per Performance Unit).

On September 10, 2015, Alcatel Lucent’s board of directors resolved, with the agreement of and upon the request of Mr. Combes, to replace all Performance Units described above granted to Mr. Combes with payments in cash in a maximum aggregate amount of EUR 4,660,194. The 1,025,649 Performance Units to which Mr. Combes was entitled for the years ended December 31, 2013 and 2014 were replaced with a payment in cash of EUR 3,251,307, which was calculated based on the average price of Shares in the 20 trading days prior to August 31, 2015 of EUR 3.17 and the ratio of one Share per Performance Unit. The 666,666 Performance Units granted to Mr. Combes in respect of the year ended December 31, 2015 were reduced to 444,444 Performance Units to reflect the actual presence of Mr. Combes at Alcatel Lucent during the year ended December 31, 2015, and may be reduced further based on the actual level of achievement of the performance criteria for the year ended December 31, 2015 applicable to Performance Units. The maximum amount of this payment in cash to Mr. Combes in respect of the year ended December 31, 2015 is EUR 1,408,887, which was calculated based on the average price of Shares in the 20 trading days prior to August 31, 2015 of EUR 3.17 and the ratio of one Share per Performance Unit. The payments are subject to the completion of the Offer. Each amount will be reduced by an amount corresponding to the wage part of the social charges owed on the date of payment by Alcatel Lucent to Mr. Combes.

In connection with the Offer, Mr. Combes was entitled to be granted 350,000 Shares in lieu of the 700,000 Stock Options Alcatel Lucent’s board of directors had considered granting him in respect of the year ended December 31, 2014, as further described in the section 8.3 “—Distribution of Unrestricted Shares” above, though Alcatel Lucent’s board of directors subsequently resolved, with the agreement of and upon the request of Mr. Combes, to reduce the amount of compensation payable to Mr. Combes in connection with Alcatel Lucent Shares, as further described in the next paragraph.

On September 10, 2015, Alcatel Lucent’s board of directors resolved, with the agreement of and upon the request of Mr. Combes, to replace the 350,000 Shares described above to which Mr. Combes was entitled with a payment in cash in a maximum amount of EUR 184,915. The 350,000 Shares to which Mr. Combes was entitled were reduced to 58,333 Shares to reflect the actual presence of Mr. Combes at Alcatel Lucent during the year ended December 31, 2015 and the vesting schedule for the Stock Options, and may be reduced further based on the actual level of achievement of the performance criteria for the year ended December 31, 2015 applicable to Stock Options. The maximum amount of this payment was calculated based on the average price of Shares in the 20 trading days prior to August 31, 2015 of EUR 3.17 and the payment is subject to the completion of the Offer. This amount will be reduced by an amount corresponding to the wage part of the social charges owed on the date of payment by Alcatel Lucent to Mr. Combes.

Prior to Mr. Combes’ resigning as chief executive officer of Alcatel Lucent, Alcatel Lucent’s board of directors requested that Alcatel Lucent enter into a non-compete agreement with Mr. Combes, effective upon the date of his resignation. The request for Mr. Combes to enter into a non-compete agreement was made upon the recommendation of the compensation committee and the corporate governance and nominations committee, in light of Mr. Combes’ level of expertise in the telecommunications sector and the experience he had acquired within Alcatel Lucent, and in order to protect Alcatel Lucent’s interests. The non-compete agreement also contained a non-solicitation obligation. Mr. Combes entered into the non-compete agreement with Alcatel Lucent on July 31, 2015.

In consideration of his agreement not to compete directly or indirectly with Alcatel Lucent for a period of three years, Mr. Combes would have received a payment in three installments over three years, in an aggregate amount of either 1,467,900 Shares (in the event the Offer is not completed) or 807,345 Nokia Shares (in the event the Offer is completed), though Alcatel Lucent’s board of directors subsequently resolved, with the agreement of and upon the request of Mr. Combes, to reduce the amount of compensation payable to Mr. Combes in connection with the non-compete agreement, as further described in the next paragraph. Under the original terms, in the event that any payment in Shares or Nokia Shares were legally or contractually prohibited, Mr. Combes would have received payments in cash corresponding to the value of the Shares or Nokia Shares, as applicable, as of the relevant payment dates.

On September 10, 2015, Alcatel Lucent’s board of directors resolved, with the agreement of and upon the request of Mr. Combes, to replace the non-compete payment in Shares or Nokia Shares described above with a non-compete payment in cash. The non-compete payment will remain payable in three installments over three years, in an aggregate amount of EUR 3,100,000. The obligation of Mr. Combes not to compete directly or indirectly with Alcatel Lucent was also extended to a period of forty months, and will now expire on December 31, 2018. This amount will be reduced by an amount corresponding to the wage part of the social charges owed on the date of payment by Alcatel Lucent to Mr. Combes.

The non-compete agreement was approved by Alcatel Lucent’s board of directors on October 28, 2015, and will be subject to approval by shareholders at the next general meeting of Alcatel Lucent pursuant to Articles L. 225-38 et seq. of the French commercial Code.

9.2	EMPLOYMENT ARRANGEMENTS WITH OTHER DIRECTORS

Alcatel Lucent has not made any commitment to any of its directors with respect to compensation, indemnities or benefits owed or likely to be owed, by reason of the termination or change of his or her position or following such termination or change of position.

In connection with the Offer and pursuant to the terms of the Memorandum of Understanding, Alcatel Lucent and the Corporate Governance & Nomination committee of Nokia’s board of directors have nominated Mr. Louis R. Hughes, Mr. Jean C. Monty and Mr. Olivier Piou to Nokia’s board of directors, and Mr. Piou as Vice-Chairman of Nokia’s board of directors, in each case subject to the approval of Nokia’s shareholders.

10.	PERSONS RESPONSIBLE FOR THE RESPONSE OFFER DOCUMENT

“To our knowledge, the information contained in this response offer document is true and accurate and does not contain any omission which could make it misleading.”

Philippe Camus

Chairman and Chief Executive Officer

ANNEX A

OPINIONS OF THE FINANCIAL ADVISOR TO THE BOARD OF DIRECTORS OF THE

COMPANY DATED APRIL 14, 2015 AND OCTOBER 28, 2015

Opinions of Alcatel Lucent’s Financial Advisor

Alcatel retained Zaoui as financial advisor to Alcatel Lucent’s board of directors in connection with the Exchange Offer and the other transactions contemplated by the Memorandum of Understanding, which are collectively referred to as the “Transaction” throughout this section. In connection with this engagement, Alcatel Lucent’s board of directors requested that, prior to Alcatel Lucent entering into the Memorandum of Understanding, Zaoui provide an opinion as to the fairness from a financial point of view to the holders (other than Nokia and its affiliates) of Alcatel Lucent Shares, including Alcatel Lucent ADSs, of the exchange ratio to be paid to such holders pursuant to the Exchange Offer.

On April 14, 2015, Zaoui delivered to Alcatel Lucent’s board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of such date, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the exchange ratio proposed to be paid to the holders (other than Nokia and its affiliates) of Alcatel Lucent Shares, Alcatel Lucent ADSs, pursuant to the Exchange Offer was fair from a financial point of view to such holders.

Alcatel Lucent’s board of directors further requested that, prior to determining that the Exchange Offer was in the interests of Alcatel Lucent and its stakeholders (including holders of Alcatel Lucent Shares) and recommending that holders of Alcatel Lucent Shares tender their Alcatel Lucent Shares into the Exchange Offer, Zaoui update its fairness opinion. On October 28, 2015, Zaoui delivered to Alcatel Lucent’s board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of such date, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the exchange ratio proposed to be paid to the holders (other than Nokia and its affiliates) of Alcatel Lucent Shares, Alcatel Lucent ADSs, pursuant to the Exchange Offer was fair from a financial point of view to such holders.

The full text of Zaoui’s written opinions dated April 14, 2015 and October 28, 2015, which set forth a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Zaoui in preparing its opinions, are attached as Annex A to this response offer document. The summary of the written opinions of Zaoui contained in this response offer document are qualified in their entirety by the full text of Zaoui’s written opinions. Zaoui’s advisory services and opinions were provided for the information and assistance of Alcatel Lucent’s board of directors in connection with its consideration of the Transaction and whether to determine that the Exchange Offer was in the interests of Alcatel Lucent and its stakeholders (including holders of Alcatel Lucent Shares) and recommend the Exchange Offer to holders of Alcatel Lucent Shares and may not be used for any other purpose without Zaoui’s prior written consent. In addition, Zaoui’s opinions do not constitute a recommendation as to whether any holder of Alcatel Lucent Shares, including Alcatel Lucent ADSs, should tender their Alcatel Lucent Shares or Alcatel Lucent ADSs into the Exchange Offer or as to any other matter.

Zaoui expressed no opinion in either its April 14, 2015 opinion or its October 28, 2015 opinion as to the fairness from a point of view of the exchange ratio to be paid to the holders of the OCEANEs. Zaoui further noted that the Memorandum of Understanding provides that (i) if 95% or more of either (A) Alcatel Lucent Shares and voting rights or (B) Alcatel Lucent Shares and Alcatel Lucent Shares issuable upon conversion of the OCEANEs, in each case are owned by Nokia at the closing of the Exchange Offer, then Nokia shall implement a squeeze-out of the remaining Alcatel Lucent Shares and/or OCEANEs, as applicable within three months of closing the Exchange Offer or, if applicable, the subsequent offering period for the Exchange Offer; or (ii) if Nokia own less than 95% of Alcatel Lucent Shares or voting rights attached to Alcatel Lucent Shares at the closing of the Exchange Offer or, if applicable, the subsequent offering period for the Exchange Offer, Nokia reserves the right to (a) commence a mandatory buy-out of Alcatel Lucent Shares pursuant to Article 236-3 of the AMF General Regulation if at any time it owns 95% or more of the voting rights attached to Alcatel Lucent Shares, (b) commence at any time a simplified offer for Alcatel Lucent Shares pursuant to Article 233-1 et seq. of the AMF General Regulation, or (c) cause Alcatel to be merged into Nokia or an affiliate thereof, contribute assets to, merge certain of its subsidiaries with, or undertake other reorganizations of, Alcatel Lucent. Zaoui did not express any opinion in either its April 14, 2015 opinion or its October 28, 2015 opinion on any such transaction described in the preceding sentence.

In connection with rendering the opinions described above and performing its related financial analyses, Zaoui reviewed, among other things:

•	a draft of the Memorandum of Understanding;

•	annual reports to shareholders of Alcatel Lucent and Annual Reports on Form 20-F of Alcatel Lucent for the three fiscal years ended December 31, 2014;

•	annual reports to shareholders of Nokia and Annual Reports on Form 20-F of Nokia for the three fiscal years ended December 31, 2014;

•	certain interim reports to shareholders of each of Alcatel Lucent and Nokia;

•	certain other communications from Alcatel Lucent to its shareholders and from Nokia to its shareholders;

•	certain publicly-available research analyst reports for Alcatel Lucent and Nokia;

•

with respect to the opinion delivered on April 14, 2015, certain publicly-available forecasts for Alcatel Lucent derived from a consensus of selected analysts available as of April 13, 2015 (the “Alcatel Lucent Street Forecasts”);

•

with respect to the opinion delivered on April 14, 2015, certain publicly-available forecasts for Nokia derived from a consensus of selected analysts available as of April 13, 2015 (the “Nokia Street Forecasts”);

•

with respect to the opinion delivered on October 28, 2015, certain publicly-available forecasts for Alcatel Lucent derived from a consensus of selected analysts published after announcement of the Transaction and available as of October 27, 2015 (the “Updated Alcatel Lucent Street Forecasts”);

•

with respect to the opinion delivered on October 28, 2015, certain publicly-available forecasts for Nokia derived from a consensus of selected analysts (published after announcement of the Transaction and available as of October 27, 2015 (the “Updated Nokia Street Forecasts”); and

•	certain publicly available operating and financial synergies estimates by the management of Nokia to result from the Exchange Offer (the “Synergies”).

Zaoui also participated in discussions with members of the senior managements of Alcatel Lucent and Nokia regarding their assessment of the strategic rationale for, and the potential benefits of, the Exchange Offer and the past and current business operations, financial condition and future prospects of Alcatel Lucent and Nokia; reviewed the reported price and trading activity for Alcatel Lucent Shares and Nokia Shares; compared certain financial and stock market information for Alcatel Lucent and Nokia with similar information for certain other companies the securities of which are publicly-traded; reviewed the financial terms of certain recent comparable business combinations; and performed such other studies and analyses, and considered such other factors, as Zaoui deemed appropriate.

For purposes of rendering its opinions, Zaoui, with the consent of Alcatel Lucent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Zaoui assumed, with the consent of Alcatel Lucent, with respect to the opinion delivered on April 14, 2015, that Alcatel Lucent Street Forecasts and Nokia Street Forecasts, and, with respect to the opinion delivered on October 28, 2015, the Updated Alcatel Lucent Street Forecasts and the Updated Nokia Street Forecasts, in each case were a reasonable basis upon which to evaluate the business and financial prospects of Alcatel Lucent and Nokia, respectively, and Zaoui also assumed that the Synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Nokia’s management. Zaoui had not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Alcatel Lucent or Nokia or any of their respective subsidiaries and Zaoui had not been furnished with any such evaluation or appraisal. Zaoui assumed that all governmental, regulatory or other consents and approvals necessary for the completion of the Transaction would be obtained without any adverse effect on Alcatel Lucent or Nokia or on the expected benefits of the Transaction in any way meaningful to its analysis. Zaoui assumed that the Transaction would be consummated on the terms set forth in the draft Memorandum of Understanding, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Zaoui’s opinions did not address the underlying business decision of Alcatel Lucent to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Alcatel Lucent, or the decision of Alcatel Lucent’s board of directors to determine that the Exchange Offer was in the interests of Alcatel Lucent and its stakeholders (including holders of Alcatel Lucent Shares) or recommend the Exchange Offer to holders of Alcatel Lucent Shares; nor did it address any legal, tax, regulatory or accounting matters. Zaoui was not authorized to conduct a process to solicit, and did not conduct a process to solicit, interest from any other third party with respect to any business combination or other extraordinary transaction in each case involving the sale of all or substantially all of the Alcatel Lucent Shares and/or assets of Alcatel Lucent. Zaoui’s opinions address only the fairness from a financial point of view to the holders (other than Nokia and its affiliates) of Alcatel Lucent Shares, including Alcatel Lucent ADSs, as of the date of opinions, of the exchange ratio to be paid to such holders pursuant to the Memorandum of Understanding. Zaoui did not express any view on, and opinions did not address, any other term or aspect of the Memorandum of Understanding or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Memorandum of Understanding or entered into or amended in connection with the Transaction, including, the form or structure of the Transaction or the likely timeframe in which the Transaction will be consummated, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities (including holders of OCEANEs), creditors, or other constituencies of Alcatel Lucent; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Alcatel Lucent, or class of such persons, in connection with the Transaction, whether relative to the exchange ratio to be paid to the holders of Alcatel Lucent Shares, including Alcatel Lucent ADSs, pursuant to the Memorandum of Understanding or otherwise. Zaoui did not express any opinion as to the prices at which Nokia’s shares will trade at any time or as to the impact of the Transaction on the solvency or viability of Alcatel Lucent or Nokia or the ability of Alcatel Lucent or Nokia to pay their respective obligations when they become due. Zaoui’s opinions were necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Zaoui as of, the date of such opinion and Zaoui assumed no responsibility for updating, revising or reaffirming any opinion given by it based on circumstances, developments or events occurring after the date of such opinion, it being understood that subsequent developments may affect any opinion given by Zaoui and the assumptions used in preparing it.

Summary of Zaoui’s Financial Analysis Relating to its April 14, 2015 Opinion

The following is a summary of the material financial analyses prepared and reviewed with Alcatel Lucent’s board of directors in connection with the opinion delivered on April 14, 2015. The following summary, however, does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Zaoui, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Zaoui. Zaoui may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Zaoui’s view of the actual exchange ratio. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Zaoui. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Zaoui’s financial analyses and its opinion.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 13, 2015, and is not necessarily indicative of current market conditions.

The implied exchange ratio reference ranges described below were calculated using the number of Alcatel Lucent Shares outstanding on a fully diluted basis and the number of Nokia Shares outstanding on a fully diluted basis, in each case calculated on a treasury share method basis, taking into account outstanding in-the-money stock options in relation to Alcatel Lucent Shares and Nokia Shares, respectively, Performance Shares and Nokia Performance Shares, respectively, other equity awards and convertible securities (including the OCEANEs, with equity dilution based on an adjusted conversion ratio as per the Takeover Protection clause, in accordance with the terms of the OCEANEs), based on information provided by Alcatel Lucent and Nokia.

Historical Exchange Ratio Analysis Relating to its April 14, 2015 Opinion

Zaoui reviewed the historical trading prices for the publicly-traded Alcatel Lucent Shares and Nokia Shares for the 52 weeks prior to April 13, 2015. Zaoui calculated historical average exchange ratios over various periods by dividing the VWAP of Alcatel Lucent Shares over such period by the VWAP of Nokia Shares over the same period. The term “VWAP” refers to the volume weighted average price during a reference period which is the weighted average prices at which the relevant share traded during such period relative to the volumes at which such share traded at such prices. Zaoui sourced its VWAP information from Bloomberg. Zaoui then compared those exchange ratios to the exchange ratio.

The table below sets forth the historical average exchange ratios over the periods specified.

Time Periods	Exchange Ratio
Spot (April 13, 2015)	0.497x
1-month VWAP	0.497x
3-month VWAP	0.475x
6-month VWAP	0.428x
12-month VWAP	0.435x

The historical exchange ratio analysis performed by Zaoui indicated a range of exchange ratios of 0.428x to 0.497x, as compared to the exchange ratio of 0.550x.

Analyst Price Target Analysis Relating to its April 14, 2015 Opinion

Zaoui reviewed the target prices published by a number of equity analysts on each of the Alcatel Lucent Shares and Nokia Shares. Zaoui believes that equity analysts’ target prices provide a relevant benchmark to assess the exchange ratio as a large number of equity analysts cover each of Alcatel Lucent and Nokia and publish recommendations and target prices for each of the companies. In conducting its analysis, Zaoui considered price targets as of April 13, 2015 published by equity analysts from banks of international repute that cover and provide price targets for both of Alcatel Lucent and Nokia, and used these price targets to calculate an implied exchange ratio.

The following table sets forth the range of implied exchange ratios based on analyst price targets.

Price Target	Implied Exchange Ratio
High	0.651x
Low	0.329x

The analyst price targets analysis performed by Zaoui indicated a range of implied exchange ratios of 0.329x to 0.651x, as compared to the exchange ratio of 0.550x.

Premiums Paid Analysis Relating to its April 14, 2015 Opinion

In order to assess the premium offered to holders of Alcatel Lucent Shares in the Transaction relative to the premiums offered to shareholders in other transactions, Zaoui reviewed the premiums paid in precedent share exchange transactions in France (“Offre Publique d’Echange” or “OPE”) valued above EUR 1 billion since January 1, 2000, which transactions resulted in a change of control of the target company and where the consideration did not include a cash component. There were four such transactions in total reviewed by Zaoui for its analysis, which transactions are identified in the table below. The historical exchange ratios and implied premiums paid in these precedent share exchange transaction were disclosed in the relevant offering prospectuses filed with the AMF and publicly-available on the AMF website. The mean of the premiums paid (calculated using the historical exchange ratios) in the precedent transactions reviewed were 23.0%, 21.7% and 19.5% over a 3-month, 6-month and 12-month period, respectively.

The following table sets forth the precedent transactions reviewed in connection with the premiums paid analysis.

Date Announced	Acquirer	Target
October 2014	Bolloré	Havas (63.8% stake)
May 2006	Fonciére des Régions	Bail Invest Fonciére (63% stake)
January 2001	Schneider Electric	Legrand
July 2000	Vinci	Groupe GTM

The premiums paid analysis performed by Zaoui indicated a range of implied exchange ratios of 0.520x to 0.584x, as compared to the exchange ratio of 0.550x. No company or transaction utilized in the premiums paid analysis is identical to Alcatel Lucent or Nokia or to the Transaction.

Selected Comparable Companies Analysis Relating to its April 14, 2015 Opinion

Alcatel Lucent Comparable Companies

Zaoui performed a selected comparable companies analysis with respect to Alcatel Lucent. For purposes of this analysis and comparison, Zaoui reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected comparable publicly-traded telecom equipment providers which it viewed, based on its professional judgment and experience and taking into account the company’s business profile, geographic region and size, as reasonably comparable or relevant for purposes of this analysis of Alcatel Lucent. No company, independently or as part of a set, is identical to Alcatel Lucent or its business segments. As part of its analysis, Zaoui determined that Alcatel Lucent is not directly comparable to any other European or American telecom equipment provider company due to the relative contribution and difference in profitability of its Core Networking versus its Access activities. As a consequence, Zaoui determined to use a different set of comparable companies for Alcatel Lucent in each of Core Networking and Access as set forth below:

Core Networking Peers:

Cisco Systems Inc.

Ericsson

Juniper Networks Inc.

Amdocs Limited

Ciena Corporation

Access Peers:

Ericsson

ZTE Corporation

For each of the Alcatel Lucent comparable companies, Zaoui calculated and compared the ratio of such company’s enterprise value (calculated as the market capitalization of such company based on its closing share price on April 13, 2015, plus debt, less cash, cash equivalents and marketable securities, plus minorities and less associates) to such company’s estimated earnings before interest and taxes (or EBIT) for each of the years ending December 31, 2015 and 2016. The financial information for each of the selected companies listed above and used by Zaoui in its analysis was based on public filings, consensus estimates, recent equity research reports and other publicly-available information.

The following table sets forth the average of the trading multiples for the Alcatel Lucent comparable companies considered in this analysis for each of the years ending December 31, 2015 and 2016.

Enterprise Value to Estimated EBIT	Average for Year Ended December 31,
	2015	2016
Core Networking	10.8x	9.5x
Access	14.8x	13.0x

In performing its analysis, Zaoui considered that price to earnings (or P/E) multiples tend to be very heterogeneous due to differences in depreciation and provisional accounting policies, as well as due to differences in capital structures, and that valuation based on P/E multiples is not commonly used by equity analysts in the telecom equipment provider sector, and therefore Zaoui determined not to undertake an analysis of the exchange ratio applying P/E multiples of comparable companies.

Nokia Comparable Companies

Zaoui performed a selected comparable companies analysis with respect to Nokia. For purposes of this analysis and comparison, Zaoui reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected comparable publicly-traded telecom equipment providers which it viewed, based on its professional judgment and experience and taking into account the company’s business profile, geographic region and size, as reasonably comparable or relevant for purposes of this analysis of Nokia. No company, independently or as part of a set, is identical to Nokia or its business segments. As part of its analysis, Zaoui determined that Nokia is not directly comparable to any other European or American telecom equipment provider company due to its business profile and difference in nature between its Nokia Networks, HERE and Nokia Technologies businesses. As a consequence, Zaoui determined to use a different set of comparable companies for each of its Nokia Networks, HERE and Nokia Technologies businesses as set forth below:

Nokia Networks Peers:

Cisco Systems Inc.

Ericsson

ZTE Corporation

Juniper Networks Inc.

HERE Peers:

TomTom NV

Garmin Limited

Nokia Technologies Peers:

Interdigital Inc.

Universal Display Corporation

Tessera Technologies Inc.

Dolby Laboratories Inc.

For each of the Nokia comparable companies, Zaoui calculated and compared the ratio of such company’s enterprise value (calculated as the market capitalization of such company based on its closing share price on April 13, 2015, plus debt, less cash, cash equivalents and marketable securities, plus minorities and less associates ) to such company’s (i) estimated earnings before interest, taxes, depreciation and amortization (or EBITDA), (ii) estimated earnings before interest and taxes (or EBIT) or (iii) estimated sales, in each case for the years ending December 31, 2015 and 2016. The financial information for each of the selected companies listed above and used by Zaoui in its analysis was based on public filings, consensus estimates, recent equity research reports and other publicly-available information.

The following table sets forth the average of the trading multiples for the Nokia comparable companies considered in this analysis for each of the years ending December 31, 2015 and 2016.

Enterprise Value to Estimated	Average for Year Ended December 31,
	2015	2016
Nokia Networks EBITDA	9.4x	8.8x
HERE Sales (1)	2.2x	2.1x
Nokia Technologies EBIT	16.0x	13.8x

(1)	Given the difference in profitability of companies comparable to Nokia’s HERE business, Zaoui took into consideration sales multiples in valuing the HERE business.

Determination of Implied Exchange Ratio

Zaoui then calculated implied exchange ratio reference ranges on a fully diluted basis using the Alcatel Lucent Street Estimates and the Nokia Street Estimates by dividing the low end of the implied per share equity value reference range for Alcatel Lucent, by the low end of the implied per share equity value reference range for Nokia, in each case as indicated in the selected comparable companies analyses and shown in the table below, and by dividing the high end of the implied per share equity value reference range for Alcatel Lucent by the high end of the implied per share equity value reference range for Nokia, in each case as indicated in the selected comparable companies analyses and shown in the table below. In determining the implied equity value per share, Zaoui added to the implied enterprise value cash and cash equivalents and investments in associates and joint-ventures as of December 31, 2014 and subtracted from the implied enterprise value the value of debt and non-controlling interests as of December 31, 2014. The net financial debt of Alcatel Lucent and Nokia were restated for the conversion of all Alcatel Lucent and Nokia convertible instruments.

The following table sets forth the range of implied exchange ratios (on a fully diluted basis) based on a selected comparable companies analysis.

Fully Diluted Equity Value per Share	Alcatel Lucent	Nokia	Implied Exchange Ratio
High End	€3.69	€7.41	0.498x
Low End	€3.56	€6.86	0.520x

The selected comparable companies analysis performed by Zaoui indicated a range of implied exchange ratios (on a fully diluted basis) of 0.498x to 0.520x, as compared to the exchange ratio of 0.550x.

Discounted Cash Flow Analysis Excluding Synergies Relating to its April 14, 2015 Opinion

A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flow generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value”. Present value refers to the current value of estimated future cash flows generated by the asset, and is obtained by discounting those cash flows (including the asset’s terminal value) back to the present using a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other relevant factors. Terminal value refers to the capitalized value of all estimated cash flows generated by an asset during beyond the final forecast period.

Alcatel Lucent DCF

Zaoui performed a discounted cash flow analysis for Alcatel Lucent, without regards to the Synergies, to calculate the estimated net present value of (1) the standalone unlevered free cash flows that Alcatel Lucent was projected to generate during the time period from January 1, 2015 to December 31, 2019, based on the Alcatel Lucent Street Forecasts and extrapolated by Zaoui until 2019; and (2) the terminal value for Alcatel Lucent. Zaoui, using its professional judgment and expertise, calculated a range of terminal values for Alcatel Lucent at the end of the forecast period by applying a perpetual growth rate ranging from 1.5% to 2.5% of the unlevered free cash flow of Alcatel Lucent for the terminal period based on the Alcatel Lucent Street Forecasts. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 9.0% to 10.0%, which were based on Alcatel Lucent’s weighted average cost of capital. Zaoui took the sum of the present value ranges for Alcatel Lucent’s future cash flows and terminal value to calculate a range of implied enterprise values, and then added to such implied enterprise value cash and cash equivalents and investments in associates and joint-ventures as of December 31, 2014, subtracted the value of Alcatel Lucent’s debt as of December 31, 2014 (assuming full dilution from the OCEANEs) and subtracted the value of non-controlling interests as of December 31, 2014 to arrive at a range of implied equity value per Alcatel Lucent Share of EUR 3.37 to EUR 4.18.

Nokia DCF

Zaoui performed a discounted cash flow analysis for Nokia, without regards to the Synergies, to calculate the estimated net present value of (1) the standalone unlevered free cash flows that Nokia was projected to generate during the time period from January 1, 2015 to December 31, 2019, based on the Nokia Street Forecasts and extrapolated by Zaoui until 2019; and (2) the terminal value for Nokia. Zaoui, using its professional judgment and expertise, calculated a range of terminal values for Nokia at the end of the forecast period by applying a perpetual growth rate ranging from 1.5% to 2.5% of the unlevered free cash flow of Nokia for the terminal period based on the Nokia Street Forecasts. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 8.5% to 9.5%, which were based on Nokia’s weighted average cost of capital. Zaoui took the sum of the present value ranges for Nokia’s future cash flows and terminal value to calculate a range of implied enterprise values, and then added to such implied enterprise value cash and cash equivalents and investments in associates and joint-ventures as of December 31, 2014, subtracted the value of Nokia’s debt as of December 31, 2014 (assuming full dilution from the convertible bonds) and subtracted the value of non-controlling interests as of December 31, 2014 to arrive at a range of implied equity value per Nokia Share of EUR 6.41 to EUR 7.78.

Implied Exchange Ratio

Zaoui then calculated an implied exchange ratio reference range on a fully diluted basis by dividing the low end of the implied per share equity value reference range for Alcatel Lucent by the low end of the implied per share equity value reference range for Nokia, in each case indicated by the discounted cash flow analyses, and by dividing the high end of the implied per share equity value reference range for Alcatel Lucent by the high end of the implied per share equity value reference range for Nokia, in each case indicated by the discounted cash flow analyses.

The following table sets forth the range of implied exchange ratios (on a fully diluted basis) based on a discounted cash flow analysis excluding synergies.

Fully Diluted Equity Value per Share	Alcatel Lucent	Nokia	Implied Exchange Ratio
High End	€4.18	€7.78	0.537x
Low End	€3.37	€6.41	0.525x

The discounted cash flow analysis excluding synergies performed by Zaoui indicated a range of implied exchange ratios (on a fully diluted basis) of 0.537x to 0.525x, as compared to the exchange ratio of 0.550x.

Summary of Zaoui’s Financial Analysis Relating to its October 28, 2015 Opinion

The following is a summary of the material financial analyses prepared and reviewed with Alcatel Lucent’s board of directors in connection with the written opinion dated October 28, 2015. The following summary, however, does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Zaoui, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Zaoui. Zaoui may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Zaoui’s view of the actual exchange ratio. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Zaoui. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Zaoui’s financial analyses and its opinion.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 13, 2015, and is not necessarily indicative of current market conditions.

The implied exchange ratio reference ranges described below were calculated using the number of Alcatel Lucent Shares outstanding on a fully diluted basis as of June 30, 2015 and the number of Nokia Shares outstanding on a fully diluted basis as of June 30, 2015, in each case calculated on a treasury share method basis, taking into account outstanding in-the-money stock options in relation to Alcatel Lucent Shares and Nokia Shares, respectively, Performance Shares and Nokia Performance Shares, respectively, other equity awards and convertible securities (including the OCEANEs, with equity dilution based on an adjusted conversion ratio as per the Takeover Protection clause, in accordance with the terms of the OCEANEs), based on information provided by Alcatel Lucent and Nokia.

Historical Exchange Ratio Analysis Relating to its October 28, 2015 Opinion

Zaoui determined that historical trading prices for the publicly-traded Alcatel Lucent Shares and Nokia Shares after April 13, 2015 were not relevant as such trading prices had been impacted by the announcement of the Transaction. Therefore, the analysis described in the section entitled “—Historical Exchange Ratio Analysis Relating to its April 14, 2015 Opinion” above continued to be the relevant analysis as it related to historical exchange ratios.

Analyst Price Target Analysis Relating to its October 28, 2015 Opinion

Zaoui determined that price targets published by equity analysts on each of the Alcatel Lucent Shares and Nokia Shares on and after April 13, 2015 were not relevant as such market data had been impacted by the announcement of the Transaction. Therefore, the analysis described in the section entitled “—Analyst Price Target Analysis Relating to its April 14, 2015 Opinion” above continued to be the relevant analysis as it related to analyst price targets.

Premiums Paid Analysis Relating to its October 28, 2015 Opinion

No share exchange transactions (“Offre Publique d’Echange” or “OPE”) valued above EUR 1 billion were announced on or after April 13, 2015 in France. Therefore, the analysis described in the section entitled “—Premiums Paid Analysis Relating to its April 14, 2015 Opinion” above continued to be the relevant analysis as it related to premiums paid in precedent share exchange transactions in France.

Selected Comparable Companies Analysis Relating to its October 28, 2015 Opinion

Alcatel Lucent Comparable Companies

Zaoui updated its selected comparable companies analysis with respect to Alcatel Lucent. For purposes of this analysis and comparison, Zaoui reviewed and analyzed certain financial information, valuation multiples and market trading data through October 27, 2015 related to selected comparable publicly-traded telecom equipment providers which it viewed, based on its professional judgment and experience and taking into account the company’s business profile, geographic region and size, as reasonably comparable or relevant for purposes of this analysis of Alcatel Lucent. No company, independently or as part of a set, is identical to Alcatel Lucent or its business segments. As part of its analysis, Zaoui determined that Alcatel Lucent is not directly comparable to any other European or American telecom equipment provider company due to the relative contribution and difference in profitability of its Core Networking versus its Access activities. As a consequence, Zaoui determined to use a different set of comparable companies for Alcatel Lucent in each of Core Networking and Access as set forth below:

Core Networking Peers:

Cisco Systems Inc.

Ericsson

Juniper Networks Inc.

Amdocs Limited

Ciena Corporation

Access Peers:

Ericsson

ZTE Corporation

For each of the Alcatel Lucent comparable companies, Zaoui calculated and compared the ratio of such company’s enterprise value (calculated as the market capitalization of such company based on its closing share price on October 27, 2015, plus debt, less cash, cash equivalents and marketable securities, plus minorities and less associates) to such company’s estimated earnings before interest and taxes (or EBIT) for each of the years ending December 31, 2015 and 2016. The financial information for each of the selected companies listed above and used by Zaoui in its analysis was based on public filings, consensus estimates, recent equity research reports and other publicly-available information.

The following table sets forth the average of the trading multiples for the Alcatel Lucent comparable companies considered in this analysis for each of the years ending December 31, 2015 and 2016.

Enterprise Value to Estimated EBIT	Average for Year Ended December 31,
	2015	2016
Core Networking	11.0x	9.7x
Access	12.9x	11.1x

In performing its analysis, Zaoui considered that price to earnings (or P/E) multiples tend to be very heterogeneous due to differences in depreciation and provisional accounting policies, as well as due to differences in capital structures, and that valuation based on P/E multiples is not commonly used by equity analysts in the telecom equipment provider sector, and therefore Zaoui determined not to undertake an analysis of the exchange ratio applying P/E multiples of comparable companies.

Nokia Comparable Companies

Zaoui updated its selected comparable companies analysis with respect to Nokia. For purposes of this analysis and comparison, Zaoui reviewed and analyzed certain financial information, valuation multiples and market trading data through October 27, 2015 related to selected comparable publicly-traded telecom equipment providers which it viewed, based on its professional judgment and experience and taking into account the company’s business profile, geographic region and size, as reasonably comparable or relevant for purposes of this analysis of Nokia. No company, independently or as part of a set, is identical to Nokia or its business segments. As part of its analysis, Zaoui determined that Nokia is not directly comparable to any other European or American telecom equipment provider company due to its business profile and difference in nature between its Nokia Networks and Nokia Technologies businesses. As a consequence, Zaoui determined to use a different set of comparable companies for each of its Nokia Networks and Nokia Technologies businesses as set forth below.

Nokia Networks Peers:

Cisco Systems Inc.

Ericsson

ZTE Corporation

Juniper Networks Inc.

Nokia Technologies Peers:

Interdigital Inc.

Universal Display Corporation

Tessera Technologies Inc.

Dolby Laboratories Inc.

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business at an enterprise value of EUR 2.8 billion. Zaoui has considered this transaction value in its comparable companies analysis, Zaoui noted that the enterprise value of HERE was consistent with Zaoui’s valuation for the business.

For each of the Nokia comparable companies, Zaoui calculated and compared the ratio of such company’s enterprise value (calculated as the market capitalization of such company based on its closing share price on October 27, 2015, plus debt, less cash, cash equivalents and marketable securities, plus minorities and less associates) to such company’s (i) estimated earnings before interest, taxes, depreciation and amortization (or EBITDA) or (ii) estimated earnings before interest and taxes (or EBIT), in each case for the years ending December 31, 2015 and 2016. The financial information for each of the selected companies listed above and used by Zaoui in its analysis was based on public filings, consensus estimates, recent equity research reports and other publicly-available information.

The following table sets forth the average of the trading multiples for the Nokia comparable companies considered in this analysis for each of the years ending December 31, 2015 and 2016.

Enterprise Value to Estimated	Average for Year Ended December 31,
	2015	2016
Nokia Networks EBITDA	9.1x	8.5x
Nokia Technologies EBIT	12.9x	11.0x

Determination of Implied Exchange Ratio

Zaoui then calculated implied exchange ratio reference ranges on a fully diluted basis using the Updated Alcatel Lucent Street Estimates and the Updated Nokia Street Estimates by dividing the low end of the implied per share equity value reference range for Alcatel Lucent, by the low end of the implied per share equity value reference range for Nokia, in each case as indicated in the selected comparable companies analyses and shown in the table below, and by dividing the high end of the implied per share equity value reference range for Alcatel Lucent by the high end of the implied per share equity value reference range for Nokia, in each case as indicated in the selected comparable companies analyses and shown in the table below. In determining the implied equity value per share, Zaoui added to the implied enterprise value cash and cash equivalents and investments in associates and joint-ventures as of June 30, 2015 and subtracted from the implied enterprise value the value of debt and non-controlling interests as of June 30, 2015. The net financial debt of Alcatel Lucent and Nokia were restated for the conversion of all Alcatel Lucent and Nokia convertible instruments.

The following table sets forth the range of implied exchange ratios (on a fully diluted basis) based on a selected comparable companies analysis.

Fully Diluted Equity Value per Share	Alcatel Lucent	Nokia	Implied Exchange Ratio
High End	€3.30	€6.54	0.504x
Low End	€3.25	€6.30	0.515x

The selected comparable companies analysis performed by Zaoui indicated a range of implied exchange ratios (on a fully diluted basis) of 0.504x to 0.515x, as compared to the exchange ratio of 0.550x.

Discounted Cash Flow Analysis Excluding Synergies

Alcatel Lucent DCF

Zaoui updated its discounted cash flow analysis for Alcatel Lucent, without regards to the Synergies, to calculate the estimated net present value of (1) the standalone unlevered free cash flows that Alcatel Lucent was projected to generate during the time period from June 30, 2015 to December 31, 2019, based on the Updated Alcatel Lucent Street Forecasts and extrapolated by Zaoui until 2019; and (2) the terminal value for Alcatel Lucent. Zaoui, using its professional judgment and expertise, calculated a range of terminal values for Alcatel Lucent at the end of the forecast period by applying a perpetual growth rate ranging from 1.5% to 2.5% of the unlevered free cash flow of Alcatel Lucent for the terminal period based on the Updated Alcatel Lucent Street Forecasts. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 9.0% to 10.0%, which were based on Alcatel Lucent’s weighted average cost of capital. Zaoui took the sum of the present value ranges for Alcatel Lucent’s future cash flows and terminal value to calculate a range of implied enterprise values, and then added to such implied enterprise value cash and cash equivalents and investments in associates and joint-ventures as of June 30, 2015, subtracted the value of Alcatel Lucent’s debt as of June 30, 2015 (assuming full dilution from the 2018 OCEANEs and subtracted the value of non-controlling interests as of June 30, 2015 to arrive at a range of implied equity value per Alcatel Lucent Share of EUR 3.00 to EUR 3.77.

Nokia DCF

Zaoui updated its discounted cash flow analysis for Nokia, without regards to the Synergies, to calculate the estimated net present value of (1) the standalone unlevered free cash flows that Nokia was projected to generate during the time period from June 30, 2015 to December 31, 2019, based on the Updated Nokia Street Forecasts and extrapolated by Zaoui until 2019; and (2) the terminal value for Nokia. Zaoui, using its professional judgment and expertise, calculated a range of terminal values for Nokia at the end of the forecast period by applying a perpetual growth rate ranging from 1.5% to 2.5% of the unlevered free cash flow of Nokia for the terminal period based on the Updated Nokia Street Forecasts. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 8.5% to 9.5%, which were based on Nokia’s weighted average cost of capital. Zaoui took the sum of the present value ranges for Nokia’s future cash flows and terminal value to calculate a range of implied enterprise values, and then added to such implied enterprise value cash and cash equivalents and investments in associates and joint-ventures as of June 30, 2015, subtracted the value of Nokia’s debt as of June 30, 2015 (assuming full dilution from the convertible bonds) and subtracted the value of non-controlling interests as of June 30, 2015 to arrive at a range of implied equity value per Nokia Share of EUR 6.02 to EUR 7.38.

Implied Exchange Ratio

Zaoui then calculated an implied exchange ratio reference range on a fully diluted basis by dividing the low end of the implied per share equity value reference range for Alcatel Lucent by the low end of the implied per share equity value reference range for Nokia, in each case as indicated in the discounted cash flow analyses, and by dividing the high end of the implied per share equity value reference range for Alcatel Lucent by the high end of the implied per share equity value reference range for Nokia, in each case as indicated in the discounted cash flow analyses.

The following table sets forth the range of implied exchange ratios (on a fully diluted basis) based on a discounted cash flow analysis excluding synergies.

Fully Diluted Equity Value per Share	Alcatel Lucent	Nokia	Implied Exchange Ratio
High End	€3.77	€7.38	0.511x
Low End	€3.00	€6.02	0.497x

The discounted cash flow analysis excluding synergies performed by Zaoui indicated a range of implied exchange ratios (on a fully diluted basis) of 0.497x to 0.511x, as compared to the exchange ratio of 0.550x.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its fairness determinations, Zaoui considered the results of all of the analyses and did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Zaoui made its determinations as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Alcatel Lucent or Nokia or the proposed Transaction.

Zaoui prepared these analyses for purposes or providing its opinions to Alcatel Lucent’s board of directors as to the fairness from a financial point of view to the holders of Alcatel Lucent Shares and Alcatel Lucent ADSs, as of the date of such opinion, of the exchange ratio. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to substantial uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Alcatel Lucent, Nokia, Zaoui or any other person assumes responsibility if future results are materially different from those forecast.

Zaoui’s financial analyses and opinions were only one of many factors taken into consideration by Alcatel Lucent’s board of directors in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of Alcatel Lucent’s board of directors or management with respect to the exchange ratio or as to whether Alcatel Lucent’s board of directors would have been willing to determine that a different consideration was fair. The consideration for the Transaction was determined through arm’s-length negotiations between Alcatel Lucent and Nokia and was approved by Alcatel Lucent’s board of directors. Zaoui provided advice to Alcatel Lucent during these negotiations. Zaoui did not recommend any specific exchange ratio to Alcatel Lucent or Alcatel Lucent’s board of directors or that any specific exchange ratio constituted the only appropriate consideration for the Transaction. Zaoui did not express any view on whether Alcatel Lucent board of directors should determine that the Exchange Offer was in the interests of Alcatel Lucent and its stakeholders (including holders of Alcatel Lucent Shares) or recommend the Exchange Offer to holders of Alcatel Lucent Shares.

Alcatel Lucent’s board of directors selected Zaoui as its financial advisor in connection with the Exchange Offer based on various factors and criteria, including Zaoui’s understanding of Alcatel Lucent’s business, Zaoui’s leadership position in and understanding of the French market, and other capabilities and strengths.

In connection with Zaoui’s services as the financial advisor to Alcatel Lucent’s board of directors, Alcatel Lucent has agreed to pay Zaoui a transaction fee of EUR 23.4 million, one-third payable upon announcement of the Exchange Offer and two-thirds payable contingent upon completion of the Exchange Offer and an incentive fee payable contingent upon completion of the Exchange Offer at the discretion of Alcatel Lucent. In addition, Alcatel Lucent has also agreed to pay Zaoui an aggregate retainer fee in respect of the year ended December 31, 2014 of EUR 0.6 million. Alcatel Lucent has also agreed to reimburse Zaoui’s reasonable out-of-pocket expenses incurred in connection with Zaoui’s engagement, and to indemnify Zaoui against certain liabilities that may arise out of Zaoui’s engagement. Any amount payable by Alcatel Lucent to Zaoui will be grossed up taking into account any tax payable in respect of such amount. Zaoui may also in the future provide financial advisory services to Alcatel Lucent and its affiliates or Nokia and its affiliates for which Zaoui may receive further compensation.April 14, 2015

Board of Directors

Alcatel S.A.

148/152 route de la Reine

92100 Boulogne-Billancourt

FRANCE

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Nokia Corporation (the “Offeror”) and its affiliates) of the outstanding ordinary shares, par value €0.05 per share (the “Company Shares”), including Company Shares represented by American Depository Shares (“ADSs”), of Alcatel S.A. (the “Company”) of the Exchange Ratio (as defined below) to be paid to such holders pursuant to the Offers (as defined below). The Memorandum of Understanding, dated April 14, 2015 by and between the Offeror and the Company (the “MOU”) contemplates that the Offeror will undertake public exchange offers in France and in the United States (the “Offers”), pursuant to which the Offeror, subject to the satisfaction or waiver of certain conditions set forth in the offers to exchange relating to the Offers, will exchange, for each Company Share (including ADSs) properly tendered and not withdrawn, 0.55 ordinary shares, no par value, of Offeror (the “Offeror Shares)” (the “Exchange Ratio”), as may be adjusted pursuant to the terms of the MOU. We note that the MOU contemplates that the Offeror will, in the Offers, also offer to exchange all OCEANEs, as defined in the MOU, for the Exchange Ratio; we express no opinion as to the fairness from a point of view of the Exchange Ratio to be paid to the holders of the OCEANEs. We note further that the MOU provides that if (i) 95% or more of the Company Shares or Company Securities (as defined in the MOU) and voting rights attached to the Company Shares are owned by the Offeror at the closing of the Offers, the Offeror shall implement a squeeze-out of the remaining Company Shares within three (3) months of Closing the Offers; or (ii) the Offeror own less than 95% or the Company Shares or voting rights attached to the Company Shares at the Closing of the Offers, the Offeror reserves the right to (a) commence a mandatory buy-out of the Company Shares pursuant to Article 236-3 of the AMF General Regulation (as defined in the MOU) if at any time it owns 95% or more of the voting rights attached to the Company Shares, (b) commence at any time a simplified offer for the Company Shares pursuant to Article 233-1 et seq. of the AMF General Regulation (as defined in the MOU), or (c) cause the Company to be merged into the Offeror or an affiliate thereof, contribute assets to, merge certain of its subsidiaries with, or undertake other reorganizations of, the Company. We are not expressing any opinion on any such transaction described in the preceding sentence.

Zaoui & Co. S.A. has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Offers contemplated by the MOU (the “Transactions”). We expect to receive fees for our services in connection with our engagement, a substantial portion of which is contingent upon consummation of the Transactions, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the two years prior to the date hereof, we have provided financial advisory services to the Company and have received fees in connection with such services. We may also in the future provide financial advisory services to the Company and its affiliates or the Offeror and its affiliates for which we may receive compensation.

In connection with this opinion, we have reviewed, among other things, a draft of the MOU; annual reports to shareholders of the Company and Annual Reports on Form 20-F of the Company for the three fiscal years ended December 31, 2014; annual reports to shareholders of the Offeror and Annual Reports on Form 20-F of the Offeror for the three fiscal years ended December 31, 2014; certain interim reports to shareholders of each of the Company and the Offeror; certain other communications from the Company to its shareholders and from the Offeror to its shareholders; certain publicly-available research analyst reports for the Company and the Offeror; certain forecasts for the Company derived from a consensus of selected analysts (the “Company Street Forecasts”); certain forecasts for the Offeror derived from a consensus of selected analysts (the “Offeror Street Forecasts”); and certain operating and financial synergies projected by the management of the Offeror to result from the Transactions (the “Synergies”). We have also participated in discussions with members of the senior managements of the Company and the Offeror regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of the Company and the Offeror; reviewed the reported price and trading activity for the Company Shares and Offeror Shares; compared certain financial and stock market information for the Company and the Offeror with similar information for certain other companies the securities of which are publicly-traded; reviewed the financial terms of certain recent comparable business combinations; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. At your direction, our analysis relating to the business and financial prospects for the Company and for the Offeror for purposes of this opinion has been made on the basis of the Company Street Forecasts and the Offeror Street Forecasts, respectively. We have assumed, with your consent, that the Company Street Forecasts and the Offeror Street Forecasts are a reasonable basis upon which to evaluate the business and financial prospects of the Company and the Offeror, respectively. We express no view as to reasonableness of the Company Street Forecasts or the Offeror Street Forecasts or the assumptions on which they were based, including the selection of the analyst forecasts from which the Company Street Forecasts and the Offeror Street Forecasts were derived, respectively. We have also assumed that the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Offeror. We have not made any independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, the Offeror or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or the Offeror or on the expected benefits of the Transactions in any way meaningful to our analysis. We have assumed that the Transactions will be consummated on the terms set forth in the draft MOU, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We do not express any opinion as to any tax or other consequences that may result from the Transactions, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. In arriving at our opinion, we were not authorized to conduct a process to solicit, and did not conduct a process to solicit, interest from any third party with respect to any business combination or other extraordinary transaction in each case involving the sale of all or substantially all of the capital stock and / or assets involving the Company. This opinion addresses only the fairness from a financial point of view to the holders (other than the Offeror and its affiliates) of Company Shares, including ADSs, as of the date hereof, of the Exchange Ratio to be paid to such holders pursuant to the MOU. We do not express any view on, and our opinion does not address, any other term or aspect of the MOU or Transactions or any term or aspect of any other agreement or instrument contemplated by the MOU or entered into or amended in connection with the Transactions, including, the form or structure of the Transactions or the likely timeframe in which the Transactions will be consummated, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities (including holders of OCEANEs), creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Exchange Ratio to be paid to the holders (other than the Offeror and its affiliates) pursuant to the MOU or otherwise. We are not expressing any opinion as to the prices at which the Offeror Shares will trade at any time or as to the impact of the Transactions on the solvency or viability of the Company or the Offeror or the ability of the Company or the Offeror to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof, it being understood that subsequent developments may affect this opinion and the assumptions used in preparing it.

Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company or the Offeror is required to make in connection with the Transactions if such inclusion is expressly required by applicable law. In addition, this opinion does not constitute a recommendation as to whether any holder of Company Shares, including ADSs, should tender their shares into the Offers or as to any other matter.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio to be paid to the holders (other than the Offeror and its affiliates) of Company Shares, including ADSs, pursuant to the Offers is fair from a financial point of view to such holders.

Very truly yours,

/s/ Yoël Zaoui

Yoël Zaoui

ZAOUI & CO. S.A.

October 28, 2015

Board of Directors

Alcatel S.A.

148/152 route de la Reine

92100 Boulogne-Billancourt

FRANCE

Ladies and Gentlemen:

You have requested an update of our opinion, initially delivered on April 14, 2015, as to the fairness from a financial point of view to the holders (other than Nokia Corporation (the “Offeror”) and its affiliates) of the outstanding ordinary shares, par value €0.05 per share (the “Company Shares”), including Company Shares represented by American Depository Shares (“ADSs”), of Alcatel S.A. (the “Company”) of the Exchange Ratio (as defined below) to be paid to such holders pursuant to the Offers (as defined below). The Memorandum of Understanding, dated April 14, 2015 by and between the Offeror and the Company (the “MOU”) contemplates that the Offeror will undertake public exchange offers in France and in the United States (the “Offers”), pursuant to which the Offeror, subject to the satisfaction or waiver of certain conditions set forth in the offers to exchange relating to the Offers, will exchange, for each Company Share (including ADSs) properly tendered and not withdrawn, 0.55 ordinary shares, no par value, of Offeror (the “Offeror Shares)” (the “Exchange Ratio”), as may be adjusted pursuant to the terms of the MOU. We note that the MOU contemplates that the Offeror will, in the Offers, also offer to exchange all OCEANEs, as defined in the MOU, for the Exchange Ratio; we express no opinion as to the fairness from a point of view of the Exchange Ratio to be paid to the holders of the OCEANEs. We note further that the MOU provides that if (i) 95% or more of the Company Shares or Company Securities (as defined in the MOU) and voting rights attached to the Company Shares are owned by the Offeror at the closing of the Offers, the Offeror shall implement a squeeze-out of the remaining Company Shares within three (3) months of Closing the Offers; or (ii) the Offeror own less than 95% or the Company Shares or voting rights attached to the Company Shares at the Closing of the Offers, the Offeror reserves the right to (a) commence a mandatory buy-out of the Company Shares pursuant to Article 236-3 of the AMF General Regulation (as defined in the MOU) if at any time it owns 95% or more of the voting rights attached to the Company Shares, (b) commence at any time a simplified offer for the Company Shares pursuant to Article 233-1 et seq. of the AMF General Regulation (as defined in the MOU), or (c) cause the Company to be merged into the Offeror or an affiliate thereof, contribute assets to, merge certain of its subsidiaries with, or undertake other reorganizations of, the Company. We are not expressing any opinion on any such transaction described in the preceding sentence.

Zaoui & Co. S.A. has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Offers contemplated by the MOU (the “Transactions”). We expect to receive fees for our services in connection with our engagement, a substantial portion of which is contingent upon consummation of the Transactions, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the two years prior to the date hereof, we have provided financial advisory services to the Company and have received fees in connection with such services. We may also in the future provide financial advisory services to the Company and its affiliates or the Offeror and its affiliates for which we may receive compensation.

In connection with this updated opinion, we have reviewed, among other things, the MOU; annual reports to shareholders of the Company and Annual Reports on Form 20-F of the Company for the three fiscal years ended December 31, 2014; annual reports to shareholders of the Offeror and Annual Reports on Form 20-F of the Offeror for the three fiscal years ended December 31, 2014; certain interim reports to shareholders of each of the Company and the Offeror; certain other communications from the Company to its shareholders and from the Offeror to its shareholders; certain publicly available research analyst reports for the Company and the Offeror published prior to April 13, 2015; certain forecasts for the Company derived from a consensus of selected analysts published after announcement of the Transactions and available as of October 27, 2015 (the “Updated Company Street Forecasts”); certain forecasts for the Offeror derived from a consensus of selected analysts published after announcement of the Transactions and available as of October 27, 2015 (the “Updated Offeror Street Forecasts”); and certain operating and financial synergies projected by the management of the Offeror to result from the Transactions (the “Synergies”). We have also participated in discussions with members of the senior managements of the Company and the Offeror regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of the Company and the Offeror; reviewed the reported price and trading activity for the Company Shares and Offeror Shares as it existed on or before April 13, 2015; compared certain financial and stock market information for the Company and the Offeror available as of October 27, 2015 with similar information available as of October 27, 2015 for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain comparable business combinations announced prior to April 13, 2015; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. At your direction, our analysis relating to the business and financial prospects for the Company and for the Offeror for purposes of this opinion has been made on the basis of the Updated Company Street Forecasts and the Updated Offeror Street Forecasts, respectively. We have assumed, with your consent, that the Updated Company Street Forecasts and the Updated Offeror Street Forecasts are a reasonable basis upon which to evaluate the business and financial prospects of the Company and the Offeror, respectively. We express no view as to reasonableness of the Updated Company Street Forecasts or the Updated Offeror Street Forecasts or the assumptions on which they were based, including the selection of the analyst forecasts from which the Updated Company Street Forecasts and the Updated Offeror Street Forecasts were derived, respectively. We have also assumed that the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Offeror. To the extent that an analysis is based on market data for the Company and the Offeror, we determined it was not relevant to include any market data that became available after April 14, 2015, the date on which we orally delivered our original opinion to the Board of Directors of the Company, as the trading prices of the Company Shares and the Offeror Shares were thereafter impacted by the announcement of the Transactions. We have not made any independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, the Offeror or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or the Offeror or on the expected benefits of the Transactions in any way meaningful to our analysis. We have assumed that the Transactions will be consummated on the terms set forth in the MOU, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We do not express any opinion as to any tax or other consequences that may result from the Transactions, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company, or the decision of the Board of Directors of the Company to recommend the Transactions to holders of Company Shares. In arriving at our opinion, we were not authorized to conduct a process to solicit, and did not conduct a process to solicit, interest from any third party with respect to any business combination or other extraordinary transaction in each case involving the sale of all or substantially all of the capital stock and / or assets involving the Company. This opinion addresses only the fairness from a financial point of view to the holders (other than the Offeror and its affiliates) of Company Shares, including ADSs, as of the date hereof, of the Exchange Ratio to be paid to such holders pursuant to the MOU. We do not express any view on, and our opinion does not address, any other term or aspect of the MOU or Transactions or any term or aspect of any other agreement or instrument contemplated by the MOU or entered into or amended in connection with the Transactions, including, the form or structure of the Transactions or the likely timeframe in which the Transactions will be consummated, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities (including holders of OCEANEs), creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Exchange Ratio to be paid to the holders (other than the Offeror and its affiliates) pursuant to the MOU or otherwise. We are not expressing any opinion as to the prices at which the Offeror Shares will trade at any time or as to the impact of the Transactions on the solvency or viability of the Company or the Offeror or the ability of the Company or the Offeror to pay their respective obligations when they come due. Except as otherwise stated herein, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof, it being understood that subsequent developments may affect this opinion and the assumptions used in preparing it.

Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of whether to recommend the Transactions to holders of Company Shares and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company or the Offeror is required to make in connection with the Transactions if such inclusion is expressly required by applicable law. In addition, this opinion does not constitute a recommendation as to whether any holder of Company Shares, including ADSs, should tender their shares into the Offers or as to any other matter.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio to be paid to the holders (other than the Offeror and its affiliates) of Company Shares, including ADSs, pursuant to the Offers is fair from a financial point of view to such holders.

Very truly yours,

/s/ Yoël Zaoui

Yoël Zaoui

ZAOUI & CO. S.A.

ANNEX B

UNOFFICIAL ENGLISH TRANSLATION OF THE OPINION OF THE FRENCH GROUP COMMITTEE ON THE ANNOUNCEMENT OF THE NOKIA/ALU PUBLIC EXCHANGE OFFER (JUNE 1, 2015)

The Transaction

Nokia is acquiring Alcatel Lucent – a transaction that should close in 2016: it is therefore two French men, Philippe Camus and Michel Combes, who will put an end to Alcatel, a 100 year old French company. We will not repeat all of the background but, as employees, we are extremely disappointed and sickened to have arrived at this point. A badly organized and unfocused merger with Lucent, repeated threats of bankruptcy, a dispersion of business that has resulted in plummeting efficiency and that has robbed employees of a real sense of purpose to their work, recurrent delays regarding 3G despite purchasing Nortel’s teams as well as quality standards in this field being only rarely met. Competition from Huaweï on the unregulated telecoms markets in Europe has accelerated the deterioration of this situation. The cash position has been weakened by bad results. The rest, we know: successive plans to do away with thousands of jobs and the sale of assets in order to raise money.

Mr. Combes then introduced the Shift plan, the most severe of all, involving the closure of sites, the loss and outsourcing of hundreds of jobs in France and thousands worldwide.

We can now see that the dogmatic position of management had only one objective: to arrange a forced marriage. For the bin: the Wireless markets in the US and China. For the dowry: IP technologies, landlines and certain other businesses and trademarks. Let us remind ourselves in passing that Alu is number 1 worldwide in DSL, number 2 in IP edge, number 3 in GPON and Optics. In 2014, our group was ahead of Nokia in terms of revenue.

But it is Nokia that will buy ALU’s businesses.

In terms of alternative solutions, going it alone for Alcatel Lucent was possible but without doubt highly complicated in the long run. As for the sale of Wireless, this would have provoked a tremor in employment on a worldwide level and most definitely in France.

Management presents the acquisition of Alcatel Lucent by Nokia as an opportunity to emerge as a big global group facing competition from Huawei and Ericsson, with an unmatched large product portfolio, a portfolio of global clients, a significant positive net cash position of several billion euros allowing for the reimbursement of debt and investment. Management of the group presented the merger with Lucent to us in 2006 with the same arguments. We know the harmful consequences that resulted. This project therefore leaves us doubtful. But Mr. Combes, through his public statements has precluded any other solution.

In terms of future governance, Nokia will manage, which seems more obvious to us than a double governance of the type that put Alcatel Lucent into difficulty. No more ambiguities, France will no longer have any influence at group level.

In addition, the French government will not have any leverage in the decisions of the Nokia Corporation.

Regarding the method of implementation of the transaction, the use of a public exchange offer will not impact Nokia’s cash position and therefore does not put any additional pressure on the future of the new group. This is a positive point.

No visibility on the industrial plan

Whilst the financial objectives have been clearly defined and studied, the industrial plan is very vague to this day whereas it should be the driving force for a successful merger/acquisition. The CGF’s expert has not had access to any draft business plan from Nokia. This is unacceptable. At this stage, the managers of Nokia have responded without sufficient precision arguing for a closing calendar in one year and the putting into place of an integration team to think about the structure of the future group and its businesses around the world. We therefore would like to meet this integration team in the upcoming days. How can we deliver a reasoned opinion today without an idea of the business plan?

Does Nokia intend to keep all of Alcatel Lucent’s perimeter businesses? The CGF’s expert and the representatives have raised other questions. What will become of video, microwave/WT, optical, OSS/BSS, payment? Nokia has sold its own very same businesses in its time; without precisely answering point by point, Nokia’s management have told us that profitable businesses could be conserved and that there is no dogma regarding only keeping that which is in number 1 or 2 position on a worldwide level, an approach that nevertheless seemed to prevail at Nokia.

Of course certain technologies are duplicated and are considered just as good at ALU and Nokia by clients: what will the trade-off be in SDM, on IMS, on ePacket Core etc. What will become of the ALU 4G platform? Does it not risk being outsourced in the long term as a mature business?

We still do not know the current and provisional outlines of Nokia’s plans by site or by country. This is necessary in order to understand how Lannion and Villarceaux can position themselves: we will make suggestions in this area and ask to discuss this in the upcoming months with the team in charge of integration. France must find its place in a group that is anchored towards Europe in terms of R&D.

The representatives have understood that management did not include ASN in the Nokia transaction.

We consider that this business, rooted in a specific business but mostly in Telecoms, must be able to find its place in a European group like Nokia on condition that it is willing to invest in a real industrial project. It is also primordial to protect access to the intellectual property necessary for the pursuit of its business. Not doing so would leave ASN in a risky position. Recent information communicated to employees by ASN management of a sale by means of an LBO is worrying due to its rushed timing and capitalistic montage ill-adapted to the cyclical nature of its business and its need for investment. What is the interest for ASN, and how will you implicate employees with these projects? The government must also ensure the future of ASN, a commitment of long-standing on its behalf. Regarding national sovereignty and network security, it would be completely possible to keep ASN in the Nokia Group, for example, as a French subsidiary dedicated to “sensitive businesses”, as LGS was for ALU. Let us take the time to think, this is urgent: you knew how to do it for ASB, ASN is just as deserving.

Concerning industrial centres, the disengagement movement is continuing and Nokia adheres to this very strategy. For Eu in France and also Shanghai, Trieste,…things seem to be on track for other measures but we request that each business opportunity of Nokia be studied to fuel our old industrial centres in the future. This alignment with Nokia should be a source of new expenses that Nokia previously carried out elsewhere.

Other big uncertainties and worries remain:

•	Employment (we will come back to this further below),

•	The success of the transaction in the given timetable (under-estimation of the delays involved with competition authorities, difficulties with shareholders),

•	The integration of 2 big organisations and associated risks,

•

Certain difficulties that have been under-estimated: the Wireless situation in 4 years (slowing down in the wait for 5G), the loss of clients and revenue related to the alignment (client opportunism and maintaining a diversity of their sources).

The consequences of anticipated savings

Concerning what management call synergies, this information can be deceiving: €900M in synergies are stated but the CGF’s expert believes these are largely under-estimated. In comparison with the savings from the Shift plan, this could lead to eliminating 10,000 jobs within the next 4 years. On the more long term between 2015-2022 (7 years), the expert has estimated between €1.4 and €1.6 billion in synergies and between 12,000 and 17,000 jobs being eliminated.

The management of Nokia and ALU refused to give figures on employment even though it is our major preoccupation. They recognized the existence of duplication in many sectors without providing any figures.

France is particularly affected with the planned disappearance of company headquarters, the end of duplicated activities (R&D, support…) and more generally the reduction in SG&A functions on all sites.

We request strong commitments on maintaining jobs.

We request that trade-offs allow the new group to keep a European anchoring based on the historical pillars of the 2 businesses that are Finland and France in the face of the heavy weights that the USA and China will be in terms of workforce. We ask that all of these trade-offs are carried out favouring reclassification, mobility, with training and reconversion towards future technology and potential voluntary departures offset by the employment of young people.

There are also synergies concerning variable costs such as suppliers and sub-contractors. The search for savings should not be made at their expense but rather be part of a virtuous CSR, especially since some of them belonged to our group not that long ago!

The commitments for France are insufficient

The only real commitment given concerns the workforce:

•

Maintaining up to 4,200 employees in France for 2 years (until 2018): this figure of 4,200 is still to be decided as the text states “workforce in France at the end of the Shift plan” (ALUI and ALBLF perimeter). Are these jobs kept within the group or outsourced?

•	Increase of R&D personnel by 500 people to reach 2,500 guaranteed for 4 years (including the recruitment of 300 young people over 3 years) until 2020 if completion in 2016.

We demand that Nokia go further than this and more generally in its commitments as a whole.

From June 2015, we would like to begin the Job and Competency Planning (GPEC) negotiation: businesses, training, internal reclassification, employability, voluntary departures, timing.

Generally on the duration of the employment guarantees, these should be longer than 4 years and should be up to 10 years, following the plan advocated by Nokia.

We understand that R&D functions for at least 2,500 employees in R&D are foreseen. To understand which activities will affect these 2,500 employees, we also request stronger commitments.

On existing activities, co-operation allowing the integration of the products of the 2 groups (radio Nokia in ALU 4G and WT ALU for Nokia for example) is necessary. Elsewhere, the question of “duplication” arises – IMS, VoLTE, SDM, etc. – and other applications currently present in France.

Concerning the activities mentioned in Nokia’s documents, we need clarification on what a “centre of excellence” is. From our side, we would give it the following meaning: to be a worldwide centre of technology expertise, it must include innovation, architecture, marketing as well as development and tests, based on reference platforms. Such a centre must have a critical size with control of its expansion. This is what we expect for:

•	“5G and small cells”, including the Virtual RAN teams. We request the establishment of a 5G centre of excellence from 2015,

•	“Hertzien airwaves”, by developing the existing platform and becoming a reference supplier of Nokia,

•

“Management platform for IP networks”: this refers to the activity relating to SAM in France. It must be sustained and extended to R&D for IP routers. In addition, regarding technological change, France must dispose of teams in charge of development in SDN and NFV: orchestrator CloudBand, Nuage. Aside from R&D, pre-sale IP is also required – a SHIFT promise – to boost contracts in this area in Europe where the group benefits from a weaker position than in North America,

•

“cybersecurity”: we would like to understand this project in its entirety and the role of the Berlin centre in order to build a French centre at the heart of the “numerical confidence” plan on secured infrastructure and virtualisation with the multi-usage experimental demonstrator of network and reference platform virtualisation in security,

•

“Localize management of innovation and research in France”: we raise the ambiguity of the current situation, where the management of Bell Labs is exclusively based in the US with the Nokia message and the future role of Bell Labs France. We request a real rebalance in terms of workforce and responsibility between the various sites (Finland, France, US, Germany,..),

•

“A commercial and support platform (hubs) for Europe and part of the MEA (francophone and Mediterranean countries in particular)”. We request that this practice is kept and reinforced by including the current activities of Nokia.

Diversification is our future

Other activities will deserve future expansion if the government endorses them: a Défense router, a PMR-LTE business. These are important niche areas that could result in permanent businesses in France, in the same way as that which we propose for ASN.

In the coming weeks, we will continue our work in order to make new suggestions in accordance with sectoral governmental projects and platforms announced concerning connected objects, 5G and cybersecurity.

All of the activities mentioned must be implemented with those responsible based in France allowing our country to be a strategic actor in the new group.

During the next Group Committee meetings planned for monitoring the transaction, we request progress on all of the points mentioned above as well as the work of the integration committee.

We request that the French government intervenes to obtain progress in terms of the timetable, the guarantee and volume of jobs and businesses in France before definitively approving this transaction. A proactive control on its behalf is necessary. On April 22 we requested that the trade organizations be involved, via a supervisory committee for example.

In conclusion, other solutions were without doubt possible but we do not oppose the proposed sale of ALU to Nokia. Most of all, we want this transaction to be carried out in the best conditions possible for the employees that we represent. In order to do so, guarantees on the development of new businesses must be given to secure and develop employment in France in the new group. On the social side, we request the establishment of real provisional management of Job and Competency Planning (GPEC) including all of the subjects discussed above: businesses, recruitment, the age pyramid, internal reclassification and training, voluntary departures offset by hiring… Obviously the employment question and businesses in France are our priority: as stated above, we request more tangible and specific commitments from the management of Nokia and ALU on these 2 points. Our future depends on it, we do not intend to sell it off.

ANNEX C

UNOFFICIAL ENGLISH TRANSLATION OF THE REPORT OF THE CERTIFIED PUBLIC ACCOUNTANT APPOINTED BY THE GROUP COMMITTEE OF THE COMPANY

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